As submitted confidentially to the Securities and Exchange Commission on March 8, 2019

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

PIMCO Mortgage Income Trust Inc.

(Exact name of registrant as specified in governing instruments)

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nicholas D. Mosich, Esq.

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William J. Cernius, Esq. Charles K. Ruck, Esq. Lewis W. Kneib, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel (714) 540-1235	Jay L. Bernstein, Esq. Andrew S. Epstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of common stock that may be purchased by the underwriters upon the exercise of their option to acquire additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2019

PRELIMINARY PROSPECTUS

             Shares

PIMCO Mortgage Income Trust Inc.

Common Stock

PIMCO Mortgage Income Trust Inc. is a newly organized real estate finance company that intends to acquire, manage and finance, directly or through its subsidiaries, Agency RMBS, MSRs, Non-Agency RMBS, residential mortgage loans and other real estate-related assets. We will be externally managed and advised by Pacific Investment Management Company LLC, or PIMCO, a Delaware limited liability company.

This is our initial public offering and no public market currently exists for our common stock. We are offering shares of our common stock as described in this prospectus. We expect the initial public offering price of our common stock to be $             per share. We intend to apply to have our common stock listed on the New York Stock Exchange, or the NYSE, under the symbol “PMTG.”

We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2019. To assist us in qualifying as a REIT, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock, and a 9.8% limit, by value, on the ownership of shares of our outstanding stock. See “Description of Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 27 of this prospectus for a discussion of the following and other risks:

•

We depend upon the executive officers and key personnel of PIMCO and its affiliates, including PIMCO’s investment professionals, for our success. We may not find a suitable replacement for PIMCO if our management agreement is terminated or if the executive officers or key personnel leave the employment of PIMCO or its affiliates.

•

PIMCO has no experience managing a public REIT or maintaining certain of our exclusions or exemptions from registration under the Investment Company Act of 1940, as amended, or the 1940 Act, which may hinder its ability to achieve our investment objective or result in loss of our qualification as a REIT or maintenance of our 1940 Act exclusions or exemptions.

•

There are various conflicts of interest in our relationship with PIMCO and its affiliates, and various conflicts of interest may arise from the overall investment activities of PIMCO and its affiliates for their own account and the accounts of others, any of which could result in decisions that are not in our best interest or in the best interests of our stockholders.

•	We have no operating history and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our stockholders.

•	We may change our business, investment, leverage and financing strategies, policies and procedures without stockholder consent.

•	Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the value of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to PIMCO Mortgage Income Trust Inc.	$	$

(1)

We refer you to “Underwriting” beginning on page      of this prospectus for additional information regarding underwriting compensation. The underwriters will not be entitled to receive any payment from us at closing. PIMCO, as our manager, will pay to the underwriters, on our behalf, $                 per share (or         % of the public offering price) for shares sold in the offering at closing, of which, $                 per share (or         % of the public offering price) will be paid at closing and, only if our gross proceeds from this offering and future offerings of our common stock equals or exceeds $                 billion, or the Deferral Condition, $                 per share (or         % of the public offering price) will be paid on a deferred basis. Without limiting the foregoing, with respect to certain specified investors, PIMCO will pay to the underwriters, on our behalf, $                 per share (or         % of the public offering price) for shares sold in the offering at closing, of which $                 per share (or         % of the public offering price) will be paid at closing and, only upon satisfaction of the Deferral Condition, $                 per share (or         % of the public offering price) will be paid on a deferred basis. If the Deferral Condition is not satisfied, the underwriters will forego all of the foregoing deferred payments.

We have granted the underwriters the option to purchase up to              additional shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions, within 30 days after the date of this prospectus, solely to cover over-allotments, if any. The underwriters will be paid the underwriting discounts on any additional shares purchased by them on the same terms as described above.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2019.

Credit Suisse

The date of this prospectus is                      , 2019

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or on our behalf or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial conditions, results of operations and future growth prospectus may have changed since that date.

Through and including                      , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

GLOSSARY

“ABS” means asset-backed securities, which are bonds or notes backed by loans or other financial instruments.

“Agency” means a U.S. government agency, such as Ginnie Mae, that issues Agency MBS or a federally chartered corporation, such as Fannie Mae or Freddie Mac, that guarantees payments of principal and interest on Agency MBS.

“Agency MBS” means MBS issued by an Agency or for which an Agency guarantees payments of principal and interest on the securities.

“Agency RMBS” means RMBS issued by an Agency or for which an Agency guarantees payments of principal and interest on the securities.

“Alt-A mortgage loans” means residential mortgage loans made to borrowers whose qualifying mortgage characteristics do not conform to Agency underwriting guidelines. Generally, Alt-A mortgage loans allow homeowners to qualify for a mortgage loan with reduced or alternate forms of documentation. Alt-A mortgage loans also may include interest-only amortization or negative amortizations periods, which require accelerated amortization periods over the remaining term.

“ARMs” means adjustable-rate residential mortgage loans.

“Base MSR” means the basic servicing fee component of an MSR paid to the mortgage servicer as compensation for the performance of servicing duties (including with respect to servicer advances (as defined herein)).

“CDOs” means collateralized debt obligations.

“CLOs” means collateralized loan obligations.

“CMBS” means commercial mortgage-backed securities.

“CMO” means collateralized mortgage obligation.

“conforming loans” means residential mortgage loans that conform to the Agency underwriting guidelines and meet the funding criteria of Fannie Mae and Freddie Mac.

“consumer assets” means consumer loans such as auto loans, credit cards, market-place loans and student loans or asset-backed securities collateralized by these loans.

“CRTs” means credit risk transfer securities, which are unguaranteed and unsecured mezzanine, junior mezzanine and first loss securities issued either by GSEs or issued by other third-party institutions to transfer their exposure to mortgage default risk to private investors.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Excess MSR” means the interest component of an MSR that exceeds the Base MSR.

“Fannie Mae” means the Federal National Mortgage Association.

“FHA” means the Federal Housing Administration.

“Freddie Mac” means the Federal Home Loan Mortgage Corporation.

“Ginnie Mae” means the Government National Mortgage Association, a wholly-owned corporate instrumentality of the United States of America within HUD.

“GSE” means a government sponsored enterprise, such as Fannie Mae and Freddie Mac.

“HUD” means the U.S. Department of Housing and Urban Development.

“hybrid ARMs” means residential mortgage loans that have interest rates that are fixed for a specified period of time (typically three, five, seven or ten years) and, thereafter, adjust to an increment over a specified interest rate index.

“IO strips” means a type of security that receives interest-only payments on the underlying assets.

“MBS” means mortgage-backed securities, particularly Agency MBS, Agency RMBS, Non-Agency RMBS and CMBS.

“mortgages” or “mortgage loans” means loans secured by real estate with a right to receive the payment of principal and interest on the loans.

“MSRs” means mortgage servicing rights, which represent the right to service a pool of residential mortgage loans in exchange for a portion of the interest payments made on the underlying residential mortgage loans. An MSR is generally made up of two components: a Base MSR and the Excess MSR. References to MSRs include both the Base MSR and the Excess MSR.

“Non-Agency RMBS” means RMBS that are not issued or guaranteed by an Agency.

“non-performing loans” means mortgage loans that are more than 90 days delinquent in terms of receipt of payments due.

“non-qualified mortgage loans” means a mortgage loan that is subject to the ability-to-repay requirements in Regulation Z, 12 C.F.R. § 1026.43, but does not meet the requirements for qualified mortgage status under regulations promulgated by the Consumer Financial Protection Bureau, HUD, Veterans Administration or U.S. Department of Agriculture.

“Other PIMCO Accounts” means investment funds, vehicles, accounts, products and/or other similar arrangements sponsored, advised, and/or managed by PIMCO or its affiliates, whether currently in existence or subsequently established (in each case, including any related successor funds, alternative vehicles, supplemental capital vehicles, surge funds, over-flow funds, co-investment vehicles, joint ventures and other entities formed in connection with PIMCO’s or its affiliates’ side-by-side or additional general partner investments with respect thereto).

“PO strips” means a type of security that receives principal-only payments on the underlying assets.

“qualified mortgage loan” means a mortgage loan that is subject to the ability-to-repay requirements in Regulation Z, 12 C.F.R. § 1026.43, and meets the requirements for qualified mortgage status under regulations promulgated by the Consumer Financial Protection Bureau, HUD, Veterans Administration or U.S. Department of Agriculture. If the annual percentage rate on a qualified mortgage loan exceeds the applicable threshold, the loan is considered “higher priced” and therefore receives a rebuttable presumption of compliance with the ability-to-repay requirements rather than a safe harbor.

“re-performing loans” means formerly non-performing mortgage loans that are performing again and may have been modified to allow the borrower to make payments on them.

“REMICs” means real estate mortgage investment conduits.

“RMBS” means residential mortgage-backed securities.

“servicer advances” means generally reimbursable cash payments made by or on behalf of a servicer when the borrower fails to make scheduled payments due on a mortgage loan or when the servicer or a person acting on behalf of the servicer makes cash payments (i) on behalf of a borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower and (ii) to third parties for the costs and expenses incurred in connection with the foreclosure, preservation and sale of the mortgaged property, including attorneys’ and other professional fees. Servicer advances are a customary feature of residential mortgage securitization transactions and represent one of the duties for which a servicer is compensated through the Base MSR component of the related MSR.

“Servicer Advances Receivable” means the outstanding servicer advances related to a specified pool of mortgage loans.

“sub-performing loans” means mortgage loans that are making payments but not the full principal and interest payments that the mortgage notes demand.

“Subprime mortgage loans” means residential mortgage loans that have been originated using underwriting standards that are less restrictive than those used in underwriting conforming loans and Alt-A mortgage loans.

“TBAs” means forward-settling contracts to purchase or sell Agency MBS where the pool is “to-be-announced.” In a TBA, a buyer and seller will agree to purchase and sell, as applicable, Agency MBS of a specified issuer at a predetermined price, face amount, coupon and stated maturity on an agreed-upon future date, but the particular Agency MBS to be delivered is not identified until shortly before the TBA settlement date.

“TBA dollar roll income” means the difference in price between two TBAs with the same terms but different settlement dates. The TBA settling in the later month typically prices at a discount to the TBA settling in the earlier month with the difference in price commonly referred to as the “drop.” TBA dollar roll income represents the equivalent of interest income on the underlying Agency MBS, less an implied cost of financing.

“TBA dollar roll transaction” means a transaction involving a TBA in which we choose, prior to settlement, to move the settlement of the TBA out to a later date by entering into an offsetting TBA position, net settling the offsetting position for cash, and simultaneously purchasing or selling a similar TBA for a later settlement date.

“whole loans” means original residential or commercial mortgage loans which are sold in their entirety (including servicing fees) and are not securitized.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. Except where the context suggests otherwise, the terms “our company,” “we,” “us” and “our” refer to PIMCO Mortgage Income Trust Inc., a Maryland corporation, together with its consolidated subsidiaries; and references in this prospectus to “PIMCO” or “our manager” refer to Pacific Investment Management Company LLC, a Delaware limited liability company. Unless indicated otherwise, the information in this prospectus assumes (1) the common stock to be sold in this offering is to be sold at $             per share, and (2) no exercise by the underwriters of their option to purchase up to an additional             shares of our common stock.

Our Company

We are a newly organized real estate finance company that intends to acquire, manage and finance, directly or through our subsidiaries, Agency RMBS, MSRs, Non-Agency RMBS, residential mortgage loans and other real estate-related assets. We refer to all of the above assets as our Target Assets. We seek to provide attractive risk-adjusted returns to stockholders over the long term, primarily through dividends and distributions and secondarily through capital appreciation. We will seek to employ a flexible and relative value focused investment strategy and expect to reallocate capital from time to time among our Target Assets. We believe this flexibility will enable us to more efficiently manage risk and deliver attractive risk-adjusted returns under a variety of market conditions and economic cycles.

We will be externally managed and advised by PIMCO, an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940, as amended, or the Advisers Act. We are organized as a Maryland corporation and intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2019. We generally will not be subject to U.S. federal income taxes on our REIT taxable income to the extent that we annually distribute all of our REIT taxable income to stockholders and maintain our intended qualification as a REIT. We also intend to operate our business in a manner that will permit us to maintain one or more exclusions or exemptions from registration under the Investment Company Act of 1940, as amended, or the 1940 Act.

PIMCO

Founded in 1971, PIMCO manages investments for a wide variety of clients, including public and private pension and retirement plans, individuals and institutions. PIMCO has more than 2,500 dedicated professionals, including 255 portfolio managers with an average of 16 years of investment experience, in 11 countries and 14 offices with approximately $1.66 trillion in assets under management as of December 31, 2018. We believe that our relationship with PIMCO will provide significant advantages in sourcing, evaluating, underwriting and managing investments in our Target Assets.

As of December 31, 2018, PIMCO managed securitized holdings of over $465 billion, out of which $56 billion were associated with dedicated mortgage-related strategies across a variety of investment vehicles such as mutual funds, closed-end funds, private equity funds, hedge funds and separate accounts. As of December 31, 2018, PIMCO’s residential mortgage-related assets under management consisted of over $220 billion in Agency RMBS and $75 billion in Non-Agency RMBS. As of December 31, 2018, PIMCO has overseen the servicing on over 250,000 individual mortgages through relationships with third-party sub-servicers and Other PIMCO Accounts have acquired over $45 billion in residential loans since 2010. PIMCO has long-standing experience investing in mortgage-related assets across various economic and market cycles dating back to the early 1970s. PIMCO’s mortgage, consumer and real estate investment team consists of over 40 professionals devoted to mortgage investment management.

Our business affairs will be led by our Chief Executive Officer,                     , who is                     , Co-Chief Investment Officer, Daniel H. Hyman, who is a Managing Director and co-head of the Agency Mortgage Portfolio Management team at PIMCO, Co-Chief Investment Officer, Jason R. Steiner, who is a Managing Director and Senior Residential Mortgage Credit Portfolio Manager at PIMCO, focusing on mortgage loans and servicing, President, Jason Mandinach, who is an Executive Vice President and Alternative Credit Strategist at PIMCO, and Chief Financial Officer, John Lane, who is an Executive Vice President and Chief Financial Officer of PIMCO’s alternatives platform. They will be supported by a team of investment professionals who have significant experience in analyzing and investing in Agency RMBS, Non-Agency RMBS, residential mortgage loans and other real estate-related assets. We will also benefit from PIMCO’s macroeconomic process, which produces short-term and long-term forecasts for the U.S. and global economy, as well as PIMCO’s substantial analytics and financial engineering infrastructure. We believe our relationship with PIMCO as our manager will allow us to take the same disciplined investment and risk management approach that is applied to PIMCO’s broader business and will also provide significant advantages in sourcing, evaluating, underwriting and managing investments in our Target Assets that will accrue to the benefit of our stockholders.

Our Investment Strategy

Our business objective is to provide attractive risk-adjusted returns to our stockholders over the long term, primarily through dividends and distributions and secondarily through capital appreciation, by investing, directly or indirectly, principally in our Target Assets. PIMCO, as our manager, intends to assess the relative value of available opportunities among our Target Asset classes in making its investment decisions. PIMCO’s investment decisions will depend on prevailing market conditions and are expected to change over time. As a result, we cannot predict how much of our assets will be invested in any particular asset class within our Target Assets or whether we will be invested across the broad spectrum of real estate-related asset classes. PIMCO will not be subject to any limits or proportions with respect to the mix of assets that we will acquire other than as required to maintain our qualification as a REIT and our exclusion from registration under the 1940 Act. PIMCO will be permitted to concentrate our portfolio in any one or more, and will not be required to be invested in, all of the foregoing real estate-related asset types.

Our initial portfolio will consist primarily of Agency RMBS (including TBAs) and, to a lesser extent, Excess MSRs and residential mortgage loans. We believe that the depth and liquidity of the Agency RMBS market, including the TBA market, will allow us to deploy a significant portion of the net proceeds of this offering in a relatively short period of time. In particular, we expect to purchase a significant amount of TBAs in the near term to accelerate the construction of our initial portfolio, generally taking physical delivery of the underlying Agency RMBS and settling our obligations for cash. However, we may also utilize TBA dollar roll transactions as a means of investing in and financing Agency RMBS. Our goal is to, over time, build a portfolio of our Target Assets that may include:

Agency RMBS	•	RMBS issued by an Agency or for which an Agency guarantees payments of principal and interest on the securities backed by fixed rate loans, ARMs and hybrid ARMs

•	TBAs

•	CMOs

Mortgage Servicing Related Assets	•	Excess MSRs

•	servicer advances

•	Base MSRs

Non-Agency RMBS	•	RMBS that are not issued or guaranteed by an Agency, including investment-grade and non-investment grade classes or tranches, including the BB-rated, B-rated and non-rated classes or tranches backed by fixed rate loans, ARMs and hybrid ARMs

•	CMOs

Residential Mortgage Loans	•	Fixed rate mortgages, ARMs and hybrid ARMs that are secured by single and multifamily residential properties

•	Conforming mortgages, Alt-A mortgage loans and Subprime mortgage loans

•	Qualified and non-qualified mortgage loans

•	Performing, re-performing, sub-performing and non-performing loans

•	New and seasoned loans, including whole loans

Other Real Estate-Related Assets	•	Residential real property

•	Mortgage-related derivatives, including IO strips, PO strips, floaters, inverse floaters, inverse interest-only RMBS, credit default swaps, options, futures and derivatives on RMBS

•	CRTs

•	Preferred equity in entities that directly or indirectly own residential real estate

•	Policies, instruments and agreements related to mortgage insurance or reinsurance risk

•	Hedging instruments that include U.S. Treasury securities, options, swaps and futures

•	Non-U.S. RMBS

The foregoing list of potential Target Assets is not intended to be exhaustive. PIMCO, as our manager, may also acquire residential real estate-related assets not identified above. Over time, we anticipate that we may originate as well as acquire some of our real estate-related assets. PIMCO will also have the discretion to cause us to acquire other assets, including CMBS, commercial real estate loans and other commercial real-estate related securities and assets. In addition, PIMCO may, in its sole discretion, cause us to acquire to a lesser extent non-real estate-related assets, including, without limitation, other ABS, corporate loans and unsecured debt of any issuer (whether U.S. or non-U.S.). PIMCO also may cause us to utilize derivative financial instruments and engage in hedging, financing and other investment techniques. These additional real estate-related and non-real estate-related instruments and hedging, financing and other investment techniques may include those that are not in existence as of the date of this prospectus and may be hereafter created. In addition, we may invest in our Target Assets and other assets either directly or indirectly (through derivatives, real estate mortgage investment conduits, or REMICs, or other securitization vehicles, grantor trusts or other investment trusts or otherwise). All of the foregoing strategies are subject to our maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act.

We may execute the transactions described above through any existing or future program with any U.S. or non-U.S. government agency or through private sector transactions.

Market Opportunities

We believe that our Target Assets currently present highly attractive risk-adjusted return profiles and can provide us with an investment portfolio that is high in credit quality, without incurring significant levels of interest rate risk. Following the housing and financial crises of 2007 to 2009, which we refer to as the “financial crisis”, the mortgage market underwent significant structural changes resulting in less private capital to support the mortgage finance system. As the traditional banking sector and private securitization market reduced their respective roles in residential mortgages, Fannie Mae, Freddie Mac and Ginnie Mae significantly increased their market share. At the same time, the U.S. Federal Reserve greatly expanded its balance sheet, reaching over $1.7 trillion in Agency RMBS holdings at the peak in June 2017. Since then, private securitization channels and bank lending activity have both remained historically low, while the U.S. Federal Reserve is well underway in reducing its footprint in the Agency RMBS market and policymakers remain focused on attracting more private capital to residential credit markets. In addition, we believe that higher interest rates and more attractive valuations on Agency RMBS have further improved the risk-adjusted return proposition within the mortgage market. While the U.S. Federal Reserve is likely to continue to reduce the size of its balance sheet, Agency RMBS valuations have already cheapened significantly in recent years. Against this backdrop, we believe that private and permanent capital can take advantage of the reduced government footprint in the mortgage market to generate attractive risk-adjusted returns.

In addition, new regulation since the financial crisis has contributed to the reduced role of banks in mortgage servicing. After the financial crisis, banks sold billions of dollars of MSRs to non-bank mortgage companies. While these non-bank mortgage companies have taken advantage of multiple years of historically low interest rates to increase origination volumes focused on refinancing activity, the rise in interest rates and slowdown in housing has put pressure on profit margins and PIMCO expects continued disposition of MSRs over the coming months and years. Given the complexity and illiquidity of MSRs, we believe a PIMCO-managed, permanent capital vehicle with significant mortgage origination and acquisition capabilities is well suited to take advantage of this emerging opportunity. We believe this mortgage market backdrop, combined with the current credit market environment, presents an attractive opportunity for us to implement our business plan as a new public company.

Agency RMBS

In the aftermath of the global financial crisis, historically low financing rates for mortgage loans and higher levels of Agency mortgage originations drove an ample supply of newly issued Agency RMBS securitizations. As part of its quantitative easing program designed to stabilize the economy, the U.S. Federal Reserve became one of the largest buyers of Agency RMBS, with holdings of $1.63 trillion as of December 26, 2018. In June 2017, the Federal Open Market Committee, or FOMC, of the U.S. Federal Reserve announced a plan for decreasing reinvestments, intended to gradually reduce the U.S. Federal Reserve’s holdings of Agency RMBS as illustrated in the table below. We believe that the ensuing decrease in demand will perpetuate the current attractive pricing dynamics for Agency RMBS.

As of December 26, 2018. Data Source: Federal Reserve Bank of St. Louis.

In determining the attractiveness of Agency RMBS, PIMCO relies on several analyses and market inputs, including proprietary multi-variable models that rely on a series of market-based inputs with strong historical pricing relationships to the price of Agency RMBS. These inputs are compared to PIMCO’s current proprietary Agency RMBS index to measure whether the sector is trading at relatively more expensive levels (“rich”) or relatively less expensive levels (“cheap”) based on relative valuations and historical trading patterns. Based on this comparison, as of November 2018 Agency RMBS are currently trading near their cheapest levels since 2010 relative to interest rate swaps, adjusted for interest rate volatility. This metric is important to us because it reflects the cost of Agency RMBS relative to their most common hedge (interest rate swaps) and can be useful as an overall indication of risk-adjusted returns in this sector. We believe PIMCO’s granular and disciplined market and credit analysis will provide strong insight into Agency RMBS performance drivers and valuation.

As of November 19, 2018. Source: PIMCO.

The above chart is a multi-variable model reflecting a series of market-based inputs that tend to have a relationship with the price of Agency RMBS. These inputs are compared to the Fannie Mae current coupon mortgage to measure whether the sector is trading at relatively more expensive levels (“rich”) or relatively less expensive levels (“cheap”) based on relative valuations and historical trading patterns. The four inputs used in our relative valuations of RMBS are 3-into-7 Swaptions, RMBS Index Price, 5-year swaps and 10-year swaps.

Rich and cheap are characterizations of the relative relationships of the inputs over time.

Mortgage Servicing Related Assets

Excess MSRs

MSRs represent the right to service a securitized pool of residential mortgage loans in exchange for a portion of the interest payments made on the underlying residential mortgage loans. This amount typically ranges from 25 to 50 basis points times the unpaid principal balance of the mortgages. An MSR is generally made up of two components: a basic servicing fee paid to the mortgage servicer as compensation for the performance of servicing duties (including with respect to servicer advances), or the Base MSR, and the amount of such MSR that exceeds the basic servicing fee, or the Excess MSR. For example, if an MSR is 30 basis points and the basic fee is five basis points, then the Excess MSR is 25 basis points. Entire MSRs can be purchased or, alternatively, just the Excess MSR can be purchased by entering into a contractual agreement with the servicer. An owner of an entire MSR or a Base MSR may be required to be a licensed mortgage servicer. However, as an owner of an Excess MSR, because it is only a contractual agreement with the servicer, we are not required to be licensed as a mortgage servicer and are not required to assume any servicing duties (including with respect to servicer advances) or liabilities associated with the loan pool underlying the MSR unless otherwise specified through agreement.

We believe that MSRs can offer an attractive natural hedge to Agency RMBS. As interest rates rise, homeowners are less likely to refinance their mortgages, and the value of the corresponding MSR increases as the duration of the expected cash flows extends. We believe that our anticipated MSR exposure will help balance the interest rate sensitivity, which we refer to as duration, of our portfolio. In certain market conditions, we expect that an increase in MSR value from rising interest rates may mitigate any corresponding decrease in value of Agency RMBS in our portfolio. Comparing interest rates on existing mortgages against the current rate a borrower could receive and the cost to refinance, PIMCO estimates that 12% of conventional 30 year mortgages were refinanceable as of October 31, 2018, the lowest number since 2008. With limited refinancing activity, we expect the cash flow generated from MSRs to be greater given the limited refinancing incentive for the outstanding mortgage market.

One of the key changes in the mortgage market since the financial crisis has been a shift towards non-bank participation in the origination and servicing of mortgage loans. According to Inside Mortgage Finance, as of June 30, 2018, banks had originated 46.1% of mortgages and had a mortgage servicing market share of 55.0% in the first half of 2018. This represents the lowest rate of bank participation in both mortgage origination and servicing since 2006. Additionally, of loans serviced by the top 10 Ginnie Mae servicers, banks serviced 27% of loans originated in the previous two years, as compared to 37% of loans originated in the previous five years and 59% of the total portfolio as of September 30, 2018, according to the Department of Housing and Urban Development.

Unlike banks, non-bank mortgage originators do not have access to deposits with which to fund their MSRs. As such, we believe that non-bank mortgage originators are more susceptible to changes in capital markets that may limit funding for MSRs. We anticipate that such funding challenges may, in turn, compel non-bank mortgage originators to sell MSRs if they are unable to fund those assets independently. We believe that this potential increase in MSR supply may drive attractive valuations and extend the market opportunity for acquiring MSRs to third-party acquirers with access to capital.

Servicer Advances

Servicer advances are a customary feature of residential mortgage securitization transactions and represent one of the duties for which a servicer is compensated through the basic fee component of the related MSR, since the advances are non-interest bearing. Servicer advances are generally reimbursable cash payments made by a servicer (i) when the borrower fails to make scheduled payments due on a residential mortgage loan or (ii) to support the value of the collateral property. Servicer advances typically fall into one of three categories:

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Principal and Interest Advances: Cash payments made by the servicer to cover scheduled payments of principal of, and interest on, a residential mortgage loan that have not been paid on a timely basis by the borrower.

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Escrow Advances (Taxes and Insurance Advances): Cash payments made by the servicer to third parties on behalf of the borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower.

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Foreclosure Advances: Cash payments made by the servicer to third parties for the costs and expenses incurred in connection with the foreclosure, preservation and sale of the mortgaged property, including attorneys’ and other professional fees.

The purpose of the advances is to provide liquidity, rather than credit enhancement, to the underlying residential mortgage securitization transaction. Servicer advances are generally permitted to be repaid from amounts received with respect to the related residential mortgage loan, including payments from the borrower or amounts received from the liquidation of the property securing the loan, which is referred to as “loan-level recovery.”

Residential mortgage servicing agreements generally require a servicer to make advances in respect of serviced residential mortgage loans unless the servicer determines in good faith that the advance would not be ultimately recoverable from the proceeds of the related residential mortgage loan or the mortgaged property. In many cases, if the servicer determines that an advance previously made would not be recoverable from these sources, or if such advance is not recovered when the loan is repaid or related property is liquidated, then, the servicer is, most often, entitled to withdraw funds from the trustee custodial account in the related securitization for payments on the serviced residential mortgage loans to reimburse the applicable advance. This repayment process is what is often referred to as a “general collections backstop.” Under certain circumstances, a servicer may also be reimbursed for an otherwise unrecoverable advance by a GSE, with respect to loans in Agency RMBS.

We intend to provide financing to servicers through senior, mezzanine or equity positions. We believe that servicer advances are attractive mortgage servicing-related assets without some of the unique characteristics of MSRs. We anticipate that the advances will complement our other Target Assets by differentiating the risk profile of our portfolio. Agency RMBS and MSRs are both sensitive to changes in interest rates and mortgage markets, whereas servicer advances are primarily credit-sensitive, rather than interest rate-sensitive. We believe that the credit quality of servicer advances is high, bolstered by the general collections backstop. Additionally, the advances are generally less than twelve months in term, which would diversify the tenor of our portfolio.

The status of our servicer advances for purposes of the REIT requirements is uncertain, and therefore our ability to make these kinds of investments may be limited. We expect to hold our interests in servicer advances in a taxable REIT subsidiary, or TRS.

Residential Mortgage Loans

Since the global financial crisis, the residential mortgage loan markets have undergone significant change. While the U.S. housing market has rebounded and delinquencies and defaults have declined to pre-crisis levels, capital formation in the residential mortgage market has structurally changed. Following the passage of the Dodd-Frank Act and the issuance in 2013 of final rules implementing the U.S. Basel III capital framework, banks have reduced their exposure to the residential mortgage industry, creating opportunities for flexible, private capital. We expect this trend to continue over the coming years given the current regulatory environment and the prospects for greater focus on GSE reform, which could gradually reduce the U.S. Government’s footprint in the residential mortgage market.

Housing fundamentals have remained strong through the beginning of 2019, with mortgage delinquencies reaching an 18-year low of 4.06% in the fourth quarter of 2018 and mortgage applications remaining robust. We believe the current strength of the housing market provides significant opportunities to invest in residential mortgage loans featuring attractive credit profiles.

We anticipate a potential decrease in origination volume if interest rates rise and refinancings decline. With limited supply increasing competition, margin compression may pressure non-bank mortgage originators, which may be unable to secure adequate funding in the face of such pressure. We believe that we will be well-positioned to capitalize on such a dislocation.

As the residential mortgage market has evolved since the global financial crisis, market confidence with respect to the underwriting process has increased. However, the funding market for non-conforming loans has yet to recover, with conforming loans comprising the significant majority of originations in recent years. We believe there is an attractive disconnect between the strength of underwriting processes, pricing, and the limited funding market of non-conforming mortgage loans. We expect the opportunity set in non-conforming mortgage lending to grow over the coming years.

Against the backdrop of the evolving mortgage market, we believe there are significant broad-based opportunities to invest in residential mortgage loans, including:

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Qualified Mortgage Lending: Qualified mortgage loans are subject to ability-to-repay requirements and do meet the requirements for qualified mortgage status under regulations promulgated by the Consumer Financial Protection Bureau, HUD, Veterans Administration or U.S. Department of Agriculture. This opportunity set is based on providing capital to higher quality mortgage loans that fit the criteria for Fannie Mae, Freddie Mac or Ginnie Mae at interest rates that are more competitive than the GSEs are offering given increasing loan-level pricing adjustments. As the U.S. Government seeks to reduce its footprint in the mortgage market, this opportunity set may grow over the coming years.

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Non-Qualified Mortgage Lending: Non-qualified mortgage loans are subject to ability-to-repay requirements and do not meet the requirements for qualified mortgage status under regulations promulgated by the Consumer Financial Protection Bureau, HUD, Veterans Administration or U.S. Department of Agriculture. This opportunity set is typically comprised of loans that banks are no longer competing for and that do not qualify for current Fannie Mae, Freddie Mac or Ginnie Mae credit criteria. This can include self-employed individuals, foreign nationals or other borrowers that may not check all of the necessary boxes to be a qualified mortgage.

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Transitional Residential Lending: This market is often referred to as “fix and flip” and involves lending to those looking to acquire properties for the purpose of renovating and either flipping or converting into rentals.

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Home Equity Lending: While this segment of the residential credit market has stagnated far below pre-crisis levels in recent years, we believe that it may expand over the coming years. Home price appreciation following the global financial crisis has caused the strong equity buildup in the mortgage market. Additionally, any increase in interest rates would discourage homeowners from moving and borrowing at a higher current rate. Home equity loans appear more attractive, as they allow the homeowner to keep his or her low-rate primary mortgage.

In addition to the above opportunities in newer origination mortgage credit, we continue to find select opportunities in the legacy residential loan market, primarily through re-performing loans.

Given the changes currently expected to impact the U.S. mortgage market and uncertainty surrounding interest rates, we expect the opportunity set for private capital to continue to evolve beyond the aforementioned opportunities.

PIMCO, as our Manager, is negotiating arrangements to acquire residential mortgage loans with several originators of such loans. These contracts would facilitate execution of future purchases but would not oblige either party to enter into any particular sale as they are not forward commitments. There can be no assurance that these agreements will be entered into in any particular timeframe.

Our Business Strengths and Competitive Advantages

We believe that a flexible and relative value oriented investment approach among our Target Assets, driven by PIMCO’s team of investment professionals who have significant experience in investing in a wide spectrum of real estate-related assets, will enable us to more efficiently manage risk and deliver attractive risk-adjusted returns under a variety of market conditions and economic cycles. We believe we distinguish ourselves from our competitors as follows:

Disciplined Investment and Risk Management Approach

PIMCO’s investment philosophy is anchored by value discipline that demands compensation for risk, a rigorous focus on risk management and an informed long-term macroeconomic view. PIMCO has expended significant time and resources to develop deep mortgage credit capabilities to meet the demands of a rapidly changing financial landscape. PIMCO has a dedicated team focused on the operational risks of loan origination and servicing practices, as well as continuing pre- and post-purchase servicer surveillance. PIMCO employs specialists in the areas of public housing policy, loan modification programs, and GSE credit practices. PIMCO carefully reviews securitization documents to understand detailed structuring and legal risks that may be overlooked by the market. These insights have been incorporated into the design of state-of-the-art analytical models and risk management processes. PIMCO employs mortgage quantitative risk management by rigorously modeling known risk parameters, while maintaining the flexibility to dynamically accommodate changes in economic and policy conditions. As market environments evolve, PIMCO expects to continuously monitor and evaluate its models to determine whether the assumptions that underlie them are relevant for the given changes in the financial markets. We believe that this combination of quantitative rigor and the experienced judgment of the portfolio management team supports enhanced risk-adjusted investment decisions.

Experienced and Cohesive Management Team

We expect that the experience of PIMCO’s investment team will be a significant advantage. PIMCO has more than 45 years of asset management experience and, as of December 31, 2018, managed approximately $1.66 trillion in assets, including over $220 billion of Agency RMBS and $75 billion of Non-Agency RMBS. Real estate-related assets, including those included in our Target Assets, have been a significant component of PIMCO’s investment strategy since its inception in 1971. We expect to benefit significantly from the long-standing culture of investment excellence at PIMCO.

Our business affairs will be led by our Chief Executive Officer                     , who is                     , Co-Chief Investment Officer, Daniel H. Hyman, who is a Managing Director and co-head of the Agency Mortgage Portfolio Management team at PIMCO, Co-Chief Investment Officer, Jason R. Steiner, who is a Managing Director and Senior Residential Mortgage Credit Portfolio Manager at PIMCO, focusing on mortgage loans and servicing, President, Jason Mandinach, who is an Executive Vice President and Alternative Credit Strategist at PIMCO, and Chief Financial Officer, John Lane, who is an Executive Vice President and Chief Financial Officer of PIMCO’s alternatives platform. PIMCO, as our manager, will be supported by an experienced team of 40 residential mortgage investment professionals with extensive experience analyzing and managing credit, interest rate, maturity, prepayment and liquidity risks associated with owning a leveraged portfolio of mortgage assets. In particular, as of December 31, 2018, PIMCO had four Agency RMBS portfolio managers, ten U.S. residential mortgage credit portfolio managers, six consumer credit portfolio managers, 24 U.S. commercial real estate portfolio managers, 74 professionals dedicated to analytics and four housing policy and mortgage finance professionals. This experience enhances PIMCO’s ability to invest in our Target Assets across a range of economic cycles and changing market conditions.

Significant Experience Across Capital Structures and Liquidity Spectrum in Residential Mortgages

PIMCO has significant experience across capital structures and the liquidity spectrum in the residential mortgage market. PIMCO’s portfolio management team spans all aspects of the residential mortgage market, including Agency RMBS, MSRs, non-Agency RMBS, performing residential mortgage loans, sub-performing loans, re-performing loans, non-performing loans, mortgage origination, servicing and housing. PIMCO has developed significant proprietary analytics to inform its views of prepayment risk, mortgage credit risk, consumer credit fundamentals and home prices. We believe that we will significantly benefit from the breadth of PIMCO’s residential mortgage capabilities.

Flexible and Relative Value Focused Approach

We will seek to employ a flexible and relative value focused approach and expect to reallocate capital from time to time among our Target Assets. We believe this flexibility will enable us to more effectively manage risk and deliver attractive risk-adjusted returns under a variety of market conditions and economic cycles. In addition, our investment team has depth and experience across a wide spectrum of mortgage assets, including Agency RMBS, MSRs, Non-Agency RMBS and residential mortgage loans. We believe the flexibility to traverse public and private residential mortgage markets is critical to generating attractive risk-adjusted returns. The experience of PIMCO’s team in these asset classes spans numerous economic cycles and goes beyond asset selection to include origination and underwriting as well as servicing control, structuring and securitization. This breadth of experience should provide valuable insights into our Target Asset selection and strategy and allow us to invest opportunistically and with a high degree of flexibility through various economic, real estate and capital market conditions to exploit opportunities in the market as they arise.

Access to Extensive Sourcing and Financing Relationships

PIMCO is one of the largest fixed-income asset managers in the world. With PIMCO as our manager, we have access to PIMCO’s extensive and long-standing relationships with major issuers of residential debt securities and loans and the broker-dealers that trade these securities and loans, augmented by ongoing dialogue with a substantial number of smaller, regional institutions that focus on opportunities that are often sold on an off-market basis. We believe these relationships, together with PIMCO’s infrastructure, will provide us access to an ongoing pipeline of attractive opportunities many of which may not be available to our competitors. We believe that access to PIMCO’s extensive sourcing capabilities will help us execute on our flexible and relative value oriented approach among our Target Assets. In addition, through PIMCO and its affiliates, we have significant relationships with leading financing and derivative counterparties. We believe these relationships will facilitate broad access to attractive sources of financing and in executing any hedging policies that we may be adopt.

Investment Guidelines

Our board of directors has adopted the following general investment guidelines:

•	no investment(s) shall be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;

•	no investment(s) shall be made that would cause us or any of our subsidiaries to be required to register as an investment company under the 1940 Act; and

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until appropriate assets can be identified, we may invest the proceeds of this and any future offerings in interest-bearing, short-term investments, including money market accounts and/or funds that may invest in similar investments (which subject to the conflicts of interest policy described below may include funds managed by PIMCO or its affiliates, provided that any additional fees payable to PIMCO attributable to our equity investment in such funds are credited against any base management fee payable by us or otherwise rebated to us), that are consistent with our intention to qualify as a REIT.

From time to time, as it deems appropriate or necessary, our board of directors also will review our investment portfolio and our compliance with our investment guidelines. These investment guidelines may be changed or waived from time to time by our board of directors (including by a majority of independent directors) without the approval of our stockholders.

Our Financing Strategy

We expect to use leverage to seek to increase potential returns to our stockholders. To that end, subject to maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act, we intend to use borrowings secured by our assets and other forms of leverage. Though we are not subject to a leverage restriction, we currently expect that direct borrowings (which do not include leverage inherent in any derivative positions, equity or junior tranche investments) would not initially exceed a 12-to-1 ratio for Agency RMBS (on a debt-to-equity basis), a 3-to-1 ratio for Excess MSRs (on a debt-to-equity basis), a 5-to-1 ratio for Non-Agency RMBS (on a debt-to-equity basis) and a 10-to-1 ratio on residential mortgage loans (on a debt-to-equity basis), including in connection with funding the acquisition of residential mortgage loans in anticipation of future securitization. Our decision to use leverage currently or in the future to finance our assets will be based on PIMCO’s assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices or at all, the credit quality of our assets and our outlook for borrowing costs relative to the interest income earned on our assets. Our decision to use leverage in the future to finance our assets will be at the discretion of PIMCO and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future, and we may be subject to margin calls as a result of our financing activity. In addition, we expect to rely on short-term financing such as repurchase transactions under master repurchase agreements, the duration of which may be as short as 30 to 60 days, and to the extent we rely on short-term financing, we will be exposed to risks regarding availability of the short term financing. To the extent available on desirable terms, we initially expect to finance Agency RMBS with repurchase agreement financing. We expect the terms of our repurchase agreements will generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association, or SIFMA, as to repayment, margin requirements and segregation of all securities that will be sold under any repurchase transactions. To the extent available on desirable terms, we intend to use credit facilities to finance any MSR acquisitions. We intend to establish and maintain formal relationships with multiple counterparties to maintain such facilities on favorable terms. We may also use securitization transactions to finance MSRs. To the extent we acquire any qualified mortgages or reperforming loans, we may use securitization transactions or other forms of structured financing to finance such assets. Over time, as market conditions change, in addition to these financings, we may use other forms of leverage.

We may also effectively finance the acquisition of Agency RMBS by entering into TBA dollar roll transactions. In a TBA dollar roll transaction, TBAs with the same terms but different settlement dates are simultaneously bought and sold. The TBA settling in the later month typically prices at a discount to the TBA settling in the earlier month. This difference, or “drop,” is a reflection of the expected interest income from an investment in similar Agency MBS, less an implied cost of financing, that would be foregone as a result of settling the TBA in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because, in the TBA dollar roll market, the party providing the implied financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, “TBA dollar roll income” generally represents the economic equivalent of the interest income earned on the underlying Agency MBS, less an implied cost of financing. We would recognize TBAs as derivative instruments on our consolidated financial statements at their net carrying value (fair value less the purchase price to be paid or received under the TBA). Consequently, TBA dollar roll transactions and such forward purchases of Agency MBS represent a form of off-balance sheet financing and increase our “at risk” leverage. In evaluating our overall leverage at risk, we consider both our on-balance sheet and off-balance sheet financing.

Hedging

Subject to maintaining our qualification as a REIT and certain of our exclusions or exemptions from registration under the 1940 Act, PIMCO may cause us to economically hedge (and if so, will have broad flexibility in determining the manner of hedging) any one or more of the risks inherent in our portfolio such as interest rate risk, inflation risk, market value risk, prepayment risk and credit risk (whether directly or through its subsidiaries). Similarly, PIMCO has sole discretion, from time to time, to utilize derivative financial instruments (including swaps) to hedge the interest rate risk associated with our borrowings. PIMCO also has sole discretion to have us engage in a variety of interest rate management techniques that seek to mitigate changes in interest rates or other potential influences on the values of our assets. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through a TRS that is subject to U.S. federal corporate income taxation.

Summary Risk Factors

An investment in shares of our common stock involves various risks. You should consider carefully the risks discussed below and under “Risk Factors” before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

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We depend upon the executive officers and key personnel of PIMCO and its affiliates, including PIMCO’s investment professionals, for our success. We may not find a suitable replacement for PIMCO if our management agreement is terminated or if the executive officers or key personnel of PIMCO leave the employment of PIMCO or its affiliates.

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PIMCO has no experience managing a public REIT or maintaining certain of our exclusions or exemptions from registration under the 1940 Act, which may hinder its ability to achieve our investment objective or result in loss of our qualification as a REIT or maintenance of our 1940 Act exclusions or exemptions.

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Our management agreement was negotiated between related parties and its terms, including fees payable to PIMCO, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

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Our management agreement requires us to pay PIMCO a substantial fee in the event of the termination of the management agreement, including in the case of termination for PIMCO’s unsatisfactory performance as our manager, which may adversely affect our inclination to end our relationship with PIMCO.

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There are various conflicts of interest in our relationship with PIMCO and its affiliates, and various conflicts of interest may arise from the overall investment activities of PIMCO and its affiliates for their own account and the accounts of others, any of which could result in decisions that are not in our best interest or in the best interests of our stockholders.

•	PIMCO manages our portfolio pursuant to very broad authority and our board of directors does not approve each investment decision made by PIMCO, which may result in us making riskier investments.

•	We have no operating history and may not be able to operate our business successfully, find suitable investments or generate sufficient revenue to make or sustain distributions to our stockholders.

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We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable investments and could also affect the pricing of securities we invest in.

•	We may change our business, investment, leverage and financing strategies, policies and procedures without stockholder consent.

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The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. Government, may adversely affect our business.

•	Mortgage loan modification and refinancing programs may adversely affect the value of, and our returns on, RMBS, MSRs and residential mortgage loans.

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Certain licenses and approvals may be required to purchase, hold, enforce or sell residential mortgage loans or MSRs, or to secure financing with servicer advances, and we may not be able to obtain and/or maintain such licenses and approvals.

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Our access to sources of financing may be limited and, thus, our ability to potentially enhance our returns through leverage may be adversely affected. We expect to rely on short-term financing and will be exposed to risks regarding the availability of short-term financing.

•	In executing our financing strategy, PIMCO may employ a significant amount of leverage, which would subject us to significant risk of loss, including risks related to margin calls.

•	Interest rate fluctuations could reduce the income on our investments and increase our financing costs.

•	We may enter into hedging transactions that may not be effective in hedging the risk we are seeking to hedge and that could expose us to contingent liabilities in the future.

•	We have not yet identified any specific assets and you will not be able to evaluate any proposed assets before purchasing our common stock.

•	Many of our assets may be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

•	The loans in which we will invest, either directly or indirectly (through RMBS or otherwise), are subject to delinquency, foreclosure and loss, which could result in losses to us.

•	We have not established a minimum distribution payment level, and we may not be able to pay distributions in the future.

•	Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the value of our common stock.

•	Complying with REIT requirements may force us to liquidate, restructure or forego otherwise attractive opportunities.

•	The failure of our Excess MSRs to qualify as real estate assets or the income from our Excess MSRs to qualify as mortgage interest could adversely affect our ability to qualify as a REIT.

Our Structure

We were organized as a Maryland corporation on May 30, 2018. The following chart shows our anticipated structure after giving effect to this offering:

(1)	Includes investments of certain executives of PIMCO in the public offering.

Our Management Agreement

We will be externally managed and advised by PIMCO. PIMCO will be responsible for administering (or engaging and overseeing external vendors that will administer) our business activities and day-to-day operations and will provide us with our management team and appropriate support personnel. PIMCO, as our manager, will at all times be subject to the supervision and oversight of our board of directors and has only such functions and authority as our board of directors delegates to it. We do not expect to have any employees.

We will enter into a management agreement with PIMCO effective upon the closing of this offering. Pursuant to the management agreement, PIMCO will implement our business strategy and perform (or facilitate the provision of) certain services for us, subject to oversight by our board of directors, including:

•	our day-to-day functions;

•	determining investment criteria subject to our investment guidelines;

•	sourcing, analyzing and executing asset acquisitions and our other investments, sales and financings;

•	performing asset management duties; and

•	performing financial and accounting management.

The initial term of the management agreement will extend for three years from the closing of this offering, with automatic one-year renewal terms starting on the third anniversary of the closing of this offering. Our independent directors will review PIMCO’s performance as our manager annually and, following the initial term, the management agreement may be terminated annually upon the unanimous affirmative vote of our independent directors based upon: (1) PIMCO’s unsatisfactory performance as our manager that is materially detrimental to us or (2) our determination that the management fees payable to PIMCO are not fair, subject to PIMCO’s right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We will provide PIMCO with              days’ prior notice of such termination. Upon such a termination, to compensate PIMCO for its upfront costs and commitment of resources for the formation of our company, we will pay PIMCO a termination fee as described in the table below. We may also terminate the management agreement with              days’ prior notice from our board of directors, without payment of this fee, for cause, as defined in the management agreement. PIMCO may terminate the management agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. PIMCO may also decline to renew the management agreement following the initial term by providing us with              days’ written notice, in which case we would not be required to pay a fee upon termination. The management agreement will renew automatically unless terminated by either party.

The following table summarizes the fees and expense reimbursements that we will pay to PIMCO:

Type	Description	Payment
Base management fee	An amount equal to the % per annum of our stockholders’ Equity (as defined below), calculated and payable quarterly in arrears in cash. For purposes of calculating the base management fee, our Equity means the sum of (1) the net proceeds received by us (or, without duplication, our subsidiaries) from all issuances of our or our subsidiaries’ equity securities since inception (allocated on a pro rata basis for such issuances during the fiscal quarter of any such issuance), plus (2) our cumulative Core Earnings (as defined herein) from and after the date of this offering to the end of the most recently completed calendar quarter, less any distributions to our stockholders (or owners of our subsidiaries (other than us or any of our subsidiaries)) and any amount that we or any of our subsidiaries have paid to repurchase our or our subsidiaries’ equity securities since the date of this offering. Our Equity, for purposes of calculating the base management fee, could be greater than or less than the amount of stockholders’ equity shown on our financial statements.	Quarterly in arrears in cash.

Incentive fee	PIMCO will be entitled to an incentive fee with respect to each calendar quarter (or portion thereof) that the management agreement is in effect in an amount not less than zero, equal to the difference between (1) the product of (x) % and (y) the difference between (i) Core Earnings (as defined below), on a rolling four-quarter basis and before the incentive fee for the current quarter, and (ii) the product of (A) our Equity in the previous four quarter period and (B) , and (2) the sum of any incentive fee paid to PIMCO with respect to the first three calendar quarters of such previous four quarter period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless our cumulative Core Earnings is greater than zero for the most recently completed 12 calendar quarters, or the number of	Quarterly in arrears in cash.

Type	Description	Payment
completed calendar quarters since the closing date of this offering, whichever is less. For purposes of calculating the incentive fee prior to the completion of a four quarter period following this offering, Core Earnings will be calculated on an annualized basis. Core Earnings for the initial quarter will be calculated from the settlement date of our this offering on an annualized basis. Core Earnings is a non-GAAP financial measure and is defined as net income (loss) as determined according to GAAP, excluding non-cash equity compensation expense, the incentive fee, depreciation and amortization, acquisition expenses for real estate which have been deducted as expenses upon acquisition in the determination of GAAP net income, any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable period (regardless of whether such items are included in other comprehensive income or loss, or in net income or loss). The amount will be adjusted to exclude (i) one-time events pursuant to changes in GAAP and (ii) non-cash items which in the judgment of management should not be included in Core Earnings, which adjustments in clauses (i) and (ii) shall only be excluded after discussions between PIMCO and our independent directors and after approval by a majority of our independent directors.

Expense reimbursement

Reimbursement of expenses related to us incurred by PIMCO, including internal and external legal, accounting, due diligence and other service-related expenses, up to an amount equal to the sum of         % per annum of our stockholders’ Equity, will be made by us, subject to certain exceptions such as deal-related expenses, expenses incurred in connection with any future capital raising activities (whether or not consummated) and expenses incurred in connection with the establishment and maintenance of any of our credit facilities, repurchase agreements or other indebtedness shall be reimbursed in full by us. We will reimburse PIMCO in full for its expenses relating to our organization and this offering but excluding underwriting discounts and commissions paid by PIMCO in connection with this offering. We will not reimburse PIMCO or its affiliates for the salaries and other compensation of our chief executive officer and president (so long as such persons are employees of PIMCO or its affiliates, other than us or any of our subsidiaries) or PIMCO’s investment management personnel. We will reimburse PIMCO to the extent that our Chief Financial Officer is dedicated solely to us for his or her salary and other compensation up to the         % cap on expenses discussed above.

To date, we have incurred a total of $                 in documented costs and expenses. We expect to reimburse PIMCO or its affiliates approximately $                 for certain costs and expenses that PIMCO or its affiliates paid on our behalf.

Monthly in cash.

Type	Description	Payment

Fee upon termination	In consideration for upfront costs and commitment of resources, a fee equal to three times the sum of (i) the average annual base management fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, and (ii) the average annual incentive fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, in each case, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. Such fee will be payable upon termination of the management agreement by us without cause or by PIMCO if we materially breach the management agreement.

Conflicts of Interest

We are externally advised by PIMCO, and all of our officers are employees of PIMCO or its affiliates. Our management agreement with PIMCO was negotiated between related parties and its terms, including fees, expense reimbursements and other amounts payable to PIMCO, may not be as favorable to us as if they had been negotiated at arm’s length between unaffiliated third parties. PIMCO anticipates sourcing all of our investment opportunities and PIMCO and its affiliates manage funds or other vehicles that compete with us for investment opportunities.

PIMCO is a leading global investment management firm that offers a wide variety of products and services to a diverse global client base. Accordingly, there are numerous conflicts of interest with Other PIMCO Accounts that may arise in connection with PIMCO’s advisory activities, as our manager, including, but not limited to, those identified below. Further, PIMCO is affiliated with Allianz SE, a large multi-national financial institution and conflicts similar to those described below may occur between us and other accounts managed by Allianz SE, its affiliates and accounts managed by such affiliates. Those affiliates (or their clients), which generally operate autonomously from PIMCO, may take actions that are adverse to us. In many cases, PIMCO will not be in a position to mitigate those actions or address those conflicts, which could adversely affect our performance.

Various potential and actual conflicts of interest are expected to arise from the overall investment activities of Other PIMCO Accounts (as defined in the glossary), some of which are noted below. Furthermore, PIMCO and its affiliates serve as an investment adviser to various Other PIMCO Accounts and expect to make investment decisions for those accounts that may be different from those that will be made by PIMCO on our behalf. PIMCO may, for example, direct us to invest in a tranche of securities issued by a structured finance vehicle, such as RMBS, where PIMCO or its affiliates are also, at the same or different time, directing another client to make investments in a different tranche issued by the same vehicle, which tranche’s interests may be adverse to other tranches, either now or in the future. PIMCO may also cause us to purchase from, or sell assets to, an entity, such as a structured finance vehicle, in which other PIMCO clients may have an interest, potentially in a manner that will have an adverse effect on the other clients. There may also be conflicts where, for example, a PIMCO client holds certain debt or equity securities of an issuer, and that same issuer has issued other debt, equity or other instruments that are owned by other PIMCO clients or by an entity, such as a structured finance vehicle, in which other PIMCO clients have an interest. PIMCO and its affiliates may also cause their respective clients to invest in structured finance vehicles or other entities managed or serviced by PIMCO or its affiliates to which PIMCO, its affiliates or Other PIMCO Accounts contributed assets. This could lead to conflicts where, for example, Other PIMCO Accounts that own securities of the issuer may benefit from pursuing claims against us or Other PIMCO Accounts or PIMCO affiliates that contributed assets. PIMCO and/or its affiliates may structure and/or cause us or other clients to invest in or otherwise transact with vehicles whose purpose is to mitigate

PIMCO’s or its affiliates’ “risk retention” requirements. PIMCO may also cause us to invest in or otherwise engage in transactions that have the effect of supporting the growth of new lines of business being developed by PIMCO and/or its affiliates generally.

Certain of our directors and officers also serve or may serve as directors, officers, partners or employees of PIMCO or its affiliates, and may be responsible for managing or otherwise working on PIMCO products, including, without limitation, existing or future pooled investment vehicles, joint ventures and managed accounts, whether managed or sponsored by PIMCO or its affiliates. Accordingly, the right of PIMCO and its officers to engage in other business activities may reduce the time PIMCO or its personnel spends managing our business. In addition, officers and other personnel of PIMCO may have obligations to investors in such other entities, the fulfillment of which might not be in the best interests of us or our stockholders.

Further, several other existing Other PIMCO Accounts currently have the ability to invest in one or more of the asset classes within our Target Assets as part of their investment strategy and hold significant investments in these assets. As of December 31, 2018, PIMCO managed securitized holdings of over $465 billion, out of which $56 billion were associated with dedicated mortgage-related strategies across a variety of investment vehicles such as mutual funds, closed-end funds, private funds and separate accounts. For example, the PIMCO Dynamic Bond Fund is an open-end management investment company registered under the 1940 Act that has a broad strategy to invest in fixed income securities, including RMBS. At December 31, 2018, of its $3.6 billion in assets, $1.8 billion were invested in RMBS. Although Dynamic Bond’s strategy is not focused on RMBS and its allocation varies, its overall size makes it an active purchaser of RMBS. Similarly, PIMCO manages a $449 million account for a foreign central bank that is dedicated to purchasing RMBS. As of December 31, 2018, PIMCO’s residential mortgage-related assets under management included over $220 billion in Agency RMBS and $75 billion in Non-Agency RMBS. In particular, PIMCO currently serves as the investment adviser of 16 sponsored investment funds that have primarily invested in real estate assets and real estate-related assets during the period from December 31, 2007 (or, if later, the fund’s inception) through December 31, 2017 and that are still in their investment phase. The compensation that these Other PIMCO Accounts pay to PIMCO differs from the compensation that we pay to PIMCO for its service as our manager. For example, certain funds pay PIMCO management fees based on a percentage of their average daily net asset values. Other funds pay PIMCO investment advisory fees based on their average daily total managed assets or total assets, pay monthly management and administrative fees based on the fund’s net asset value or pay quarterly management and administrative fees based on the fund’s net asset value or the average total invested commitments that are invested and reinvested by such fund. In addition, certain funds pay PIMCO incentive compensation generally equal to 15% or 20% of returns that exceed a prescribed base rate of return.

In addition to these 16 investment funds, existing or new Other PIMCO Accounts may from time to time invest in assets that fall within our Target Assets as a part of their investment strategy. To the extent these Other PIMCO Accounts continue to invest in assets that fall within our Target Assets or new Other PIMCO Accounts seek to acquire assets that fall within our Target Assets, the scope of opportunities otherwise available to us may be adversely affected or reduced. As a result, there may be conflicts in allocating assets that are suitable for us and Other PIMCO Accounts managed by PIMCO or its affiliates. For example PIMCO or its affiliates may have an incentive to favor certain accounts that may be more lucrative to PIMCO or its affiliates, or to favor accounts in which PIMCO or its affiliates have a significant proprietary interest.

In addition, PIMCO and its affiliates expect to continue to develop their investment management and related businesses, which may include engaging in strategic transactions involving the acquisition of or investment in other financial services companies or investment vehicles. Strategic transactions pursued by PIMCO or its affiliates for their own accounts may overlap or compete with potential investment opportunities for us. Furthermore, any overlap among future investment vehicles and businesses could give rise to additional conflicts of interest, such as those related to competition for the same or related investment opportunities, allocation of resources and competition for capital from investors.

PIMCO has an investment allocation policy in place that is intended to enable us to participate equitably in investments with any such Other PIMCO Accounts. The overriding objective of PIMCO’s investment allocation policy is to achieve fair and equitable treatment of accounts over time on an aggregate basis, since certain assets—including, for example, individual whole pool certificates—may not always be allocated across all accounts. As one of the largest asset managers in the world, PIMCO constantly faces such conflicts and over its history it has been focused on developing allocation policies and treating its fiduciary duties with utmost importance. According to this policy, investments may be allocated by taking into account factors, including, among other considerations, applicable account investment restrictions and guidelines; regulatory restrictions; account-specific investment restrictions and other client instructions; risk tolerances; amounts of available cash; the need to rebalance a client’s portfolio (e.g., due to investor contributions and redemptions); whether the allocation would result in an account receiving an amount lower than the typical transaction size or an “odd lot;” regulatory requirements; the origin of the investment; the bases for an issuer’s allocation to PIMCO; and other account-specific factors. On a regular basis, PIMCO reviews all accounts to identify those with current risk exposures and/or portfolio characteristics that differ significantly from targets. Specialized accounts, such as accounts focused on international securities, mortgage-backed securities, bank loans, or other securities, may receive an increased allocation for those accounts where the allocation involves a specialized asset class that matches the investment objective or focus of those accounts. Accordingly, there may be certain situations where PIMCO allocates assets that may be suitable for us to Other PIMCO Accounts, instead of to us. It is possible that this allocation policy will not adequately address all of the conflicts that may arise. The investment allocation policy may be amended by PIMCO at any time without our consent.

In addition, on occasions when PIMCO deems the purchase or sale of an investment to be in the best interest of us as well as Other PIMCO Accounts, to the extent permitted by applicable law, PIMCO may aggregate the securities to be so sold or purchased in order to obtain the best execution of the order (considering, for example, the price of the security, the breadth of the market of the security and the financial condition and execution capability of the broker or dealer) or lower brokerage commissions, if any. PIMCO may also on occasion purchase or sell a particular asset for us or one or more Other PIMCO Accounts in different amounts.

From time to time, aggregation may not be possible because an instrument is thinly traded or otherwise not able to be aggregated and allocated among us as well as Other PIMCO Accounts. Also, an issuer in which we may wish to invest may have threshold limitations on aggregate ownership interests arising from legal or regulatory requirements or company ownership restrictions (e.g., poison pills or other restrictions in organizational documents), which may have the effect of limiting the potential size of the investment opportunity and thus the ability of us and/or Other PIMCO Accounts in the aggregate to participate in the opportunity.

In addition, PIMCO from time to time may cause us to buy or sell assets to and from multiple Other PIMCO Accounts. Cross trades present an inherent conflict of interest because PIMCO or its affiliates represent the interests of the selling account and the buying account in the same transaction. Under our management agreement with PIMCO, any such cross-trade involving us would be subject to PIMCO’s cross-trade policies and procedures then in effect (and which may be amended from time to time by PIMCO in its sole discretion), which generally provide that where an asset is sold from one affiliate managed vehicle or account to another affiliate managed vehicle or account, such as us, such transaction must be in the best interest of both the seller and the buyer and must be effected at an independent “current market price,” as determined by reference to independent third party sources (e.g., a broker quote). To the extent PIMCO, as our manager, seeks an exemption from PIMCO’s then current policies and procedures with respect to a particular cross-trade involving us, such transaction will require the approval of a majority of our independent directors. In addition, if we invest in (other than temporary investments for cash management purposes such as are contemplated in “Use of Proceeds”), contract with (including with respect to servicing and special servicing of an asset) or arrange financing from or provide financing to PIMCO or its affiliates or Other PIMCO Accounts, or enter into any joint venture arrangements with PIMCO or its affiliates or Other PIMCO Accounts, any such transaction also will require approval of a majority of our independent directors and must be on terms no less favorable to us than could have been obtained on an arm’s length basis from an unrelated third party.

In addition, it is possible for there to be situations in which PIMCO, as our manager, is incentivized to influence the valuation of certain investments we hold. For example, where applicable, PIMCO could be incentivized to employ valuation methodologies or take other actions that: (i) improve our track record or (ii) increase fees payable to PIMCO or its affiliates. PIMCO, as our manager, may also be incentivized to hold on to investments that have poor prospects for improvement in order to receive ongoing fees in the interim. To mitigate these conflicts, PIMCO has adopted policies and procedures that seek to provide that investment and valuation decisions are made based on the best interests of their clients, in accordance with applicable law, and without consideration of PIMCO’s or its affiliates’ pecuniary, investment or other financial interests.

In addition to the fees payable to PIMCO under the management agreement, PIMCO and its affiliates may benefit from other fees paid to them in respect of our investments. PIMCO may cause us to (directly or indirectly) engage or otherwise transact with service providers and operating companies that are owned by, affiliated with, or otherwise related to PIMCO or its affiliates (or their respective personnel) or other clients. For example, we may seek to acquire mortgages from an affiliated origination company or other affiliated entity, or if we seek to securitize our residential mortgage loans, PIMCO or one of its affiliates may act as collateral manager or in a similar capacity. In any of these or other capacities, PIMCO or one of its affiliates may receive market based fees for their roles, but only if approved by a majority of our independent directors. PIMCO, however, intends that any such investment management related fee it receives would be either credited against any base management fee payable by us or otherwise rebated to us.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company. We do not know if some investors will find our common stock less attractive as a result of our taking advantage of some or all of these exemptions, but the result may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Dividend Reinvestment Plan

In the future, we may adopt a dividend reinvestment plan that will permit stockholders who elect to participate in the plan to have their cash dividends reinvested in additional shares of our common stock.

Operating and Regulatory Structure

REIT Qualification

In connection with this offering, we intend to elect to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with our taxable year ending December 31, 2019. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To maintain REIT qualification, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) to our stockholders. So long as we qualify as a REIT, we generally will not be subject to federal income tax on our REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal corporate income tax. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any TRS that we own will be subject to regular federal corporate income tax. See “U.S. Federal Income Tax Considerations.”

1940 Act

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company and conduct our businesses primarily through our subsidiaries. We intend to conduct our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of our subsidiaries.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any company as a majority-owned subsidiary, and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy or assets could have a material adverse effect on us.

We expect certain of our subsidiaries to qualify for the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold at least (i) 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets. For our majority- or wholly-owned subsidiaries that will maintain this exclusion or another exclusion or exception under the 1940 Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries will not constitute “investment securities.” We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. Specifically, we expect to treat whole pool RMBS, residential mortgage assets, residential real estate loans and certain other direct interests in residential real estate as qualifying real estate assets. On the other hand, we expect to treat partial pool RMBS, MSRs and certain other residential real estate-related assets as real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. Although we intend to monitor our portfolio periodically and prior to each investment acquisition, there can be no assurance that we will be able to maintain this exclusion from registration for these subsidiaries. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid the need to register under the 1940 Act and cause the need for a restructuring of our investment portfolio. For example, these restrictions will limit the ability of our subsidiaries to invest directly in RMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain ABS, and equity interests in real estate companies or in assets not related to real estate. No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries’ assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exclusions or exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If the SEC or its staff take a position contrary to our analysis with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us. See “Business—Operating and Regulatory Structure—1940 Act.”

Restrictions On Ownership and Transfer of Our Common Stock

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code, our charter prohibits, with certain exceptions, any stockholder from actually, beneficially or constructively owning, applying certain attribution rules under the Internal Revenue Code, more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% by value of the outstanding shares of our stock, which we refer to as the “ownership limit.” Our board of directors may, in its sole and absolute discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, waive the ownership limit with respect to a particular stockholder if the stockholder’s ownership in excess of the ownership limit will not, among other things, then or in the future jeopardize our qualification as a REIT. Our charter also prohibits any person from, among other things, actually, beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise cause us to fail to qualify as a REIT.

Our charter provides that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such shares. If a transfer of shares of our stock would result in our stock being beneficially owned by fewer than 100 persons or the transfer to a charitable trust would be ineffective for any reason to prevent a violation of the other restrictions on ownership and transfer of our stock, the transfer resulting in such violation will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

THE OFFERING

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option).

Common stock to be outstanding upon completion of this offering	shares.(1)

Use of proceeds	We intend to use a significant portion of the net proceeds of this offering to purchase Agency RMBS (including TBAs) and, to a lesser extent, Excess MSRs and residential mortgage loans, subject to our investment guidelines and to the extent consistent with our intention to qualify for taxation as a REIT and maintain our exclusion from registration under the 1940 Act. We believe that the depth and liquidity of the Agency RMBS market, including the TBA market, will allow us to deploy a significant portion of the net proceeds of this offering in a relatively short period of time. In particular, we expect to purchase a significant amount of TBAs in the near term to accelerate the construction of our initial portfolio, generally taking physical delivery of the underlying Agency RMBS and settling our obligations for cash. However, we may also utilize TBA dollar roll transactions as a means of investing in and financing Agency RMBS. Although we expect to purchase a significant amount of TBAs in the near term, we expect to reduce the percentage of our portfolio that consists of TBAs over time consistent with our intention to qualify for taxation as a REIT and maintain our exclusion from registration under the 1940 Act. The balance of the proceeds will be used to acquire other assets in accordance with our objectives and strategies described in this prospectus. However, until appropriate assets can be identified for the net proceeds, we may invest the net proceeds of this offering in interest-bearing short-term investments and/or funds that may invest in similar investments (which subject to the conflicts of interest policy described above may include funds managed by PIMCO or its affiliates, provided that any additional fees payable to PIMCO attributable to our equity investment in such funds are credited against any base management fee payable by us or otherwise rebated to us), including money market accounts, that are consistent with our intention to qualify as a REIT and maintain our exclusion from registration under the 1940 Act. These interest-bearing short-term investments are expected to provide a lower net return than we will seek to achieve from our Target Assets. See “Use of Proceeds.”

Distribution policy

We intend to make regular quarterly distributions to holders of our common stock in an amount sufficient to enable us to meet the annual distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. We plan to pay our first dividend in respect of the period from the closing of this offering through                     , 2019, which may be prior to the time

that we have fully used the net proceeds from this offering to acquire our other assets.

Any distributions we make will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations. These results and our ability to pay distributions will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. We cannot assure you that we will make any distributions to our stockholders. For more information, see “Distribution Policy.”

Proposed NYSE symbol	“PMTG”

Ownership and transfer restrictions	To assist us in qualifying as a REIT, among other purposes, our charter generally imposes certain restrictions on ownership and transfer of our stock. For example, no stockholder may actually, beneficially or constructively own more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% by value of the outstanding shares of our capital stock. See “Description of Stock— Restrictions on Ownership and Transfer.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 27 of this prospectus and all other information in this prospectus before investing in our common stock.

(1)

Excludes (i)                  shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option and (ii)                  shares of our common stock reserved for future issuance under our 2019 Incentive Award Plan.

Our Corporate Information

Our principal executive offices are located at 650 Newport Center Drive, Newport Beach, California 92660. Our telephone number is (949) 720-6000. Our website is www.                . The contents of our website are not a part of this prospectus. The information on the website is not intended to form a part of or be incorporated by reference into this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly and you could lose all or a part of your investment.

Risks Related to Our Manager

We depend upon the executive officers and key personnel of PIMCO and its affiliates, including PIMCO’s investment professionals, for our success. We may not find a suitable replacement for PIMCO if our management agreement is terminated or if the executive officers or key personnel of PIMCO leave the employment of PIMCO or its affiliates.

We are externally managed by PIMCO, an investment adviser registered with the SEC pursuant to the Advisers Act and all of our officers are employees of PIMCO or its affiliates. Pursuant to our management agreement, PIMCO will be obligated to supply us with substantially all of our senior management team. Subject to guidelines or policies adopted by our board of directors, PIMCO has significant discretion regarding the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the executive officers and key personnel of PIMCO and its affiliates. Executive officers and key personnel of PIMCO will evaluate, negotiate, close and monitor our investments; therefore, our success will depend on their continued service. The departure of any of the executive officers or key personnel from PIMCO or its affiliates could have a material adverse effect on our performance.

PIMCO is not obligated to dedicate any specific personnel exclusively to us, nor are they or their personnel obligated to dedicate any specific portion of their time to the management of our business. Moreover, each of our officers is also an employee of PIMCO or one of its affiliates, has significant responsibilities for Other PIMCO Accounts and may not always be able to devote sufficient time to the management of our business. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed.

In addition, we offer no assurance that PIMCO will remain our manager or that we will continue to have access to PIMCO’s investment professionals and other employees. The initial term of our management agreement with PIMCO only extends until the third anniversary of the closing of this offering, with automatic one-year renewals thereafter, and may be terminated earlier under certain circumstances. If the management agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

PIMCO has no experience managing a public REIT or maintaining certain of our exclusions or exemptions from registration under the 1940 Act, which may hinder its ability to achieve our investment objective or result in loss of our qualification as a REIT or maintenance of our 1940 Act exclusions or exemptions.

PIMCO has no experience managing a portfolio of assets under guidelines designed to allow us to qualify and remain qualified as a REIT and to be excluded from registration under the 1940 Act, which may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives. PIMCO’s lack of experience operating a public REIT and operating a business in compliance with the many restrictions and limitations set forth in the Internal Revenue Code or the exclusions or exemptions from registration under the 1940 Act may result in the loss of our qualification as a REIT or maintenance of certain of our 1940 Act exclusions or exemptions or our failure to comply with regulatory requirements applicable to public companies, including those imposed by the SEC and NYSE.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging in business activities of the types conducted by us. In addition, our management agreement with PIMCO does not prevent PIMCO and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us. Furthermore, our charter provides that, to the maximum extent permitted by Maryland law, if any director or officer of ours who is also a director, officer, employee or agent of PIMCO or its affiliates is presented or develops a potential business opportunity, we renounce, on our own behalf and on behalf of our subsidiaries, any potential interest or expectation in, or right to be offered or participation in, such opportunity, and the director may exploit the opportunity or offer it to others.

Our management agreement was negotiated between related parties and its terms, including fees payable to PIMCO, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

Our management agreement was negotiated between related parties and its terms, including fees payable to PIMCO, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with PIMCO and its affiliates.

Under our management agreement, PIMCO has a contractually defined duty to us rather than a fiduciary duty.

Under the management agreement, PIMCO maintains a contractual as opposed to a fiduciary relationship with us which limits PIMCO’s obligations to us to those specifically set forth in the management agreement. The right of PIMCO or its personnel and its officers to engage in other business activities may reduce the time PIMCO spends managing us. In addition, unlike for directors, there is no statutory standard of conduct under the Maryland General Corporation Law, or the MGCL, for officers of a Maryland corporation. Instead, officers of a Maryland corporation, including our officers, are subject to general agency principles, including the exercise of reasonable care and skill in the performance of their responsibilities, as well as the duties of loyalty, good faith and candid disclosure.

Our management agreement requires us to pay PIMCO a substantial fee in the event of the termination of the management agreement, including in the case of PIMCO’s unsatisfactory performance as our manager, which may adversely affect our inclination to end our relationship with PIMCO.

Termination of the management agreement with PIMCO without cause is subject to several conditions that may make such a termination difficult and a substantial fee could be payable by us. The management agreement provides that, in the absence of cause, it may only be terminated by us after the third anniversary of the closing of this offering, upon the unanimous vote of our independent directors based upon: (i) PIMCO’s unsatisfactory performance as our manager that is materially detrimental to us, or (ii) a determination that the management fees payable to PIMCO are not fair, subject to PIMCO’s right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. Our management agreement provides that PIMCO will be provided      days’ prior notice of any such termination. Additionally, upon a termination by us without cause (or upon a termination by PIMCO due to our material breach), the management agreement provides that we will pay PIMCO a termination payment equal to three times the sum of (i) the average annual base management fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, and (ii) the average annual incentive fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, in each case, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. This provision increases the effective cost to us of electing not to renew, or defaulting in our obligations under, the management agreement, thereby adversely affecting our inclination to end our relationship with PIMCO, even if we believe PIMCO’s performance as our manager is not satisfactory.

PIMCO’s liability is limited under the management agreement, and we have agreed to indemnify PIMCO against certain liabilities. As a result, we could experience poor performance or losses for which PIMCO would not be liable.

Pursuant to the management agreement, PIMCO, as our manager, will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Under the terms of the management agreement, PIMCO, its officers, members, managers, directors, personnel, any person controlling PIMCO or controlled by PIMCO and any person providing services to PIMCO will not be liable to us, any subsidiary of ours, our stockholders or partners or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement. In addition, we have agreed to indemnify PIMCO, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by PIMCO and any person providing services to PIMCO with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of PIMCO not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

There are various conflicts of interest in our relationship with PIMCO and its affiliates, and various conflicts of interest may arise from the overall investment activities of PIMCO and its affiliates for their own account and the accounts of others, any of which could result in decisions that are not in our best interest or in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with PIMCO and its affiliates. In particular, PIMCO may invest in, or acquire certain of our investments through joint ventures with its affiliates, or purchase assets from, sell assets to or arrange financing from or provide financing to Other PIMCO Accounts. It is possible that our or PIMCO’s procedural protections will not be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm’s length transaction.

PIMCO is a leading global investment management firm that offers a wide variety of products and services to a diverse global client base. Accordingly, there are numerous conflicts of interest with Other PIMCO Accounts that may arise in connection with PIMCO’s advisory activities, as our manager, including, but not limited to, those identified below. Further, PIMCO is affiliated with Allianz SE, a large multi-national financial institution, and conflicts similar to those described below may occur between us and Allianz SE, its affiliates and accounts managed by Allianz SE or such affiliates. Those affiliates (or their clients), which generally operate autonomously from PIMCO, may take actions that are adverse to us. In many cases, PIMCO will not be in a position to mitigate those actions or address those conflicts, which could adversely affect our performance.

Further, several other existing Other PIMCO Accounts currently have the ability to invest in one or more of the asset classes within our Target Assets as part of their investment strategy and hold significant investments in these assets. As of December 31, 2018, PIMCO managed securitized holdings of over $465 billion, out of which $56 billion were associated with dedicated mortgage-related strategies across a variety of investment vehicles such as mutual funds, closed-end funds, private funds and separate accounts. For example, the PIMCO Dynamic Bond Fund is an open-end management investment company registered under the 1940 Act that has a broad strategy to invest in fixed income securities, including RMBS. At December 31, 2018, of its $3.6 billion in assets, $1.8 billion were invested in RMBS. Although Dynamic Bond’s strategy is not focused on RMBS and its allocation varies, its overall size makes it an active purchaser of RMBS. Similarly, PIMCO manages a $449 million account for a foreign central bank that is dedicated to purchasing RMBS. As of December 31, 2018, PIMCO’s residential mortgage-related assets under management included over $220 billion in Agency RMBS and $75 billion in Non-Agency RMBS. In particular, PIMCO currently serves as the investment adviser of 16 sponsored investment funds that have primarily invested in real estate assets and real estate-related assets during the period from December 31, 2007 (or, if later, the fund’s inception) through December 31, 2017 and that are still in their investment phase. The compensation that these Other PIMCO Accounts pay to PIMCO differs from the compensation that we pay to PIMCO for its service as our manager. For example, certain funds pay PIMCO management fees based on a percentage of their average daily net asset values. Other funds pay PIMCO investment advisory fees based on their average daily total managed assets or total assets, pay monthly management and administrative fees based on the fund’s net asset value or pay quarterly management and administrative fees based on the fund’s net asset value or the average total invested commitments that are invested and reinvested by such fund. In addition, certain funds pay PIMCO incentive compensation generally equal to 15% or 20% of returns that exceed a prescribed base rate of return.

In addition to these 16 investment funds, existing or new Other PIMCO Accounts may from time to time invest in assets that fall within our Target Assets as a part of their investment strategy. To the extent these Other PIMCO Accounts continue to invest in assets that fall within our Target Assets or new Other PIMCO Accounts seek to acquire assets that fall within our Target Assets, the scope of opportunities otherwise available to us may be adversely affected or reduced. As a result, there may be conflicts in allocating assets that are suitable for us and Other PIMCO Accounts managed by PIMCO or its affiliates. For example, PIMCO or its affiliates may have an incentive to favor certain accounts that may be more lucrative to PIMCO or its affiliates, or to favor accounts in which PIMCO or its affiliates have a significant proprietary interest.

In addition, PIMCO and its affiliates expect to continue to develop their investment management and related businesses, which may include engaging in strategic transactions involving the acquisition of or investment in other financial services companies or investment vehicles. Strategic transactions pursued by PIMCO or its affiliates for their own accounts may overlap or compete with potential investment opportunities for us. Furthermore, any overlap among future investment vehicles and businesses could give rise to additional conflicts of interest, such as those related to competition for the same or related investment opportunities, allocation of resources and competition for capital from investors.

PIMCO has an investment allocation policy in place that is intended to enable us to participate equitably in investments with any such Other PIMCO Accounts. The overriding objective of PIMCO’s investment allocation policy is to achieve fair and equitable treatment of accounts over time on an aggregate basis, since certain assets—including, for example, individual whole pool certificates—may not always be allocated across all accounts. As one of the largest asset managers in the world, PIMCO constantly faces such conflicts and over its history it has been focused on developing allocation policies and treating its fiduciary duties with utmost importance. According to this policy, investments may be allocated by taking into account factors, including, among other considerations, applicable account investment restrictions and guidelines; regulatory restrictions; account-specific investment restrictions and other client instructions; risk tolerances; amounts of available cash; the need to rebalance a client’s portfolio (e.g., due to investor contributions and redemptions); whether the allocation would result in an account receiving an amount lower than the typical transaction size or an “odd lot;” regulatory requirements; the origin of the investment; the bases for an issuer’s allocation to PIMCO; and other account-specific factors. On a regular basis, PIMCO reviews all accounts to identify those with current risk exposures and/or portfolio characteristics that differ significantly from targets. Specialized accounts, such as accounts focused on international securities, mortgage-backed securities, bank loans, or other securities, may receive an increased allocation for those accounts where the allocation involves a specialized asset class that matches the investment objective or focus of those accounts. Accordingly, there may be certain situations where PIMCO allocates assets that may be suitable for us to Other PIMCO Accounts, instead of to us. It is possible that this allocation policy will not adequately address all of the conflicts that may arise. The investment allocation policy may be amended by PIMCO at any time without our consent.

In addition, on occasions when PIMCO deems the purchase or sale of an investment to be in the best interest of us as well as Other PIMCO Accounts, to the extent permitted by applicable law, PIMCO may aggregate the securities to be so sold or purchased in order to obtain the best execution of the order (considering, for example, the price of the security, the breadth of the market of the security and the financial condition and execution capability of the broker or dealer) or lower brokerage commissions, if any. PIMCO may also on occasion purchase or sell a particular asset for us or one or more Other PIMCO Accounts in different amounts.

From time to time, aggregation may not be possible because an instrument is thinly traded or otherwise not able to be aggregated and allocated among us as well as Other PIMCO Accounts. Also, an issuer in which we may wish to invest may have threshold limitations on aggregate ownership interests arising from legal or regulatory requirements or company ownership restrictions (e.g., poison pills or other restrictions in organizational documents), which may have the effect of limiting the potential size of the investment opportunity and thus the ability of us and/or Other PIMCO Accounts in the aggregate to participate in the opportunity.

In addition, PIMCO from time to time may cause us to buy or sell assets to and from multiple Other PIMCO Accounts. Cross trades present an inherent conflict of interest because PIMCO or its affiliates represent the interests of the selling account and the buying account in the same transaction. Under our management agreement with PIMCO, any such cross-trade involving us would be subject to PIMCO’s cross-trade policies and procedures then in effect (and which may be amended from time to time by PIMCO in its sole discretion), which generally provide that where an asset is sold from one affiliate managed vehicle or account to another affiliate managed vehicle or account, such as us, such transaction must be in the best interest of both the seller and the buyer and must be effected at an independent “current market price,” as determined by reference to independent third party sources (e.g., a broker quote). To the extent PIMCO, as our manager, seeks an exemption from PIMCO’s then current policies and procedures with respect to a particular cross-trade involving us, such transaction will require the approval of a majority of our independent directors. In addition, if we invest in (other than temporary investments for cash management purposes such as are contemplated in “Use of Proceeds”), contract with (including with respect to servicing and special servicing of an asset), or arrange financing from or provide financing to PIMCO or its affiliates or Other PIMCO Accounts, or enter into any joint venture arrangements with PIMCO or its affiliates or Other PIMCO Accounts, any such transaction also will require approval of a majority of our independent directors and must be on terms no less favorable to us than could have been obtained on an arm’s length basis from an unrelated third party.

In addition, it is possible for there to be situations in which PIMCO, as our manager, is incentivized to influence the valuation of certain investments we hold. For example, where applicable, PIMCO could be incentivized to employ valuation methodologies or take other actions that: (i) improve our track record or (ii) increase fees payable to PIMCO or its affiliates. PIMCO, as our manager, may also be incentivized to hold on to investments that have poor prospects for improvement in order to receive ongoing fees in the interim. To mitigate these conflicts, PIMCO has adopted policies and procedures that seek to provide that investment and valuation decisions are made based on the best interests of their clients, in accordance with applicable law, and without consideration of PIMCO’s or its affiliates’ pecuniary, investment or other financial interests.

In addition to the fees payable to PIMCO under the management agreement, PIMCO and its affiliates may benefit from other fees paid to them in respect of our investments. PIMCO may cause us to (directly or indirectly) engage or otherwise transact with service providers and operating companies that are owned by, affiliated with, or otherwise related to PIMCO or its affiliates (or their respective personnel) or other clients. For example, we may seek to acquire mortgages from an affiliated origination company or other affiliated entity, or if we seek to securitize our residential mortgage loans, PIMCO or one of its affiliates may act as collateral manager or in a similar capacity. In any of these or other capacities, PIMCO or one of its affiliates may receive market based fees for their roles, but only if approved by a majority of our independent directors. PIMCO, however, intends that any such investment management related fee it receives would be either credited against any base management fee payable by us or otherwise rebated to us.

PIMCO may also be subject to conflicts of interest in respect of certain expenses that are allocated to us and other clients of PIMCO or its affiliates. The appropriate allocation of fees and expenses among PIMCO clients will often be unclear and require the exercise of discretion. In certain circumstances, we may bear expenses related to investments that we do not consummate; such investments may ultimately be made by other PIMCO clients, which in certain circumstances will not reimburse us for initially bearing such expenses. While PIMCO has adopted policies and procedures designed to fairly and equitably allocate expenses, PIMCO will be subject to conflicts of interest in making such determinations, and there can be no assurance that errors will not arise in such allocations, or that any allocations (i) will reflect our pro rata share of such expenses based on the amounts invested (or anticipated to be invested) or the market value of the investment held (or anticipated to be held) by each PIMCO client, or (ii) be in proportion to the number of participating PIMCO clients or the proportion of time spent on each client, or that such allocations will not confer an economic benefit on other entities at our expense.

PIMCO, as our manager, will receive substantial base management fees regardless of the performance of our portfolio, and, as a result, PIMCO might not have an adequate incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. Consequently, we may be required to pay PIMCO significant base management fees in a particular quarter despite experiencing a net loss or a decline in the value of our portfolio during that quarter. In addition, PIMCO, as our manager, has the ability to earn incentive fees each quarter based on our Core Earnings, which may create an incentive for PIMCO to invest in assets with higher yield potential, which may be riskier and more speculative, or sell an asset prematurely for a gain, in an effort to increase our short-term net income and thereby increase the incentive distribution to which it is entitled. If our interests and those of PIMCO, as our manager, are not aligned, the execution of our business plan and our results of operations could be adversely affected, which could materially and adversely affect our ability to make distributions to our stockholders and the market price of our common stock.

PIMCO’s failure to make investments on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time in the future would materially and adversely affect us.

Our ability to achieve our investment objective depends on the management team of PIMCO and its ability to identify and to make investments on favorable terms that meet our investment criteria as well as on our access to financing on acceptable terms.

We do not own the PIMCO name, but we may use the name pursuant to a license agreement with an affiliate of PIMCO. Use of the name by other parties or the termination of our license agreement may harm our business.

The “PIMCO” brand is integral to our corporate identity. We are reliant on the general goodwill of business partners towards the PIMCO brand. Consequently, adverse publicity in relation to PIMCO or its affiliates, directors, officers or other key personnel, or in relation to another licensee of the “PIMCO” name and logo could have a material adverse effect on our reputation, business and results of operation. In addition, prior to completion of this offering, we will enter into a license agreement with an affiliate of PIMCO pursuant to which it will grant us a non-exclusive, royalty-free license to use the name “PIMCO.” Under this agreement, we will have a right to use this name for so long as PIMCO serves as our manager pursuant to the management agreement. PIMCO will retain the right to continue using the “PIMCO” name. We will further be unable to preclude PIMCO from licensing or transferring the ownership of the “PIMCO” name to third parties, some of whom may compete with us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of PIMCO or others. Furthermore, in the event that the license agreement is terminated, we will be required to change our name and cease using the name. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business. The license agreement will terminate as soon as practicable, but no longer than 30 days, after the management agreement is terminated, we are acquired by a third party, or PIMCO or other subsidiary of the licensor ceases to manage us. In addition, the license agreement may be terminated immediately if we make an assignment for the benefit of creditors, we admit in writing our inability to pay debts as they mature, a trustee or receiver is appointed for a substantial part of our assets, or termination is required under applicable law.

The manner of determining the base management fee may not provide sufficient incentive to PIMCO to maximize risk-adjusted returns on our investment portfolio since it is based on our stockholders’ Equity (as defined in the management agreement) and not on other measures of performance.

PIMCO is entitled to receive a base management fee that is based on the amount of our stockholders’ Equity (as defined in the management agreement) at the end of each quarter, regardless of our performance. Our stockholders’ Equity for purposes of calculating the base management fee is not the same as, and could be greater than, the amount of stockholders’ Equity shown on our consolidated financial statements. The possibility exists that significant base management fees could be payable to PIMCO for a given quarter despite the fact that we could experience a net loss during that quarter. PIMCO’s entitlement to such significant nonperformance-based compensation may not provide sufficient incentive to PIMCO to devote its time and effort to source and maximize risk-adjusted returns on our investment portfolio, which could, in turn, adversely affect our ability to pay dividends to our stockholders and the market price of our common stock. Furthermore, the compensation payable to PIMCO will increase as a result of future equity offerings, even if the offering would be dilutive to existing stockholders.

The manner of determining the incentive fee may cause PIMCO to invest in more risky investments to increase our short-term net income and thereby increase the incentive fee it earns.

PIMCO is entitled to receive incentive compensation based on our performance in each quarter. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on our Core Earnings may lead PIMCO to place undue emphasis on the maximization of short-term net income at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity and/or management of market risk, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier and more speculative. In addition, PIMCO may have a conflict of interest in deciding upon whether to sell any investment at a gain, thereby recognizing additional incentive compensation, or to hold such investment based on its long-term value. This could result in increased risk to the value and long-term performance of our portfolio.

PIMCO manages our portfolio pursuant to very broad authority and our board of directors does not approve each investment decision made by PIMCO, which may result in us making riskier investments.

PIMCO, as our manager, will be given very broad authority to manage our investment portfolio. While our directors periodically review our investment guidelines and our investment portfolio, they do not review all of our proposed investments. In addition, in conducting periodic reviews, our directors may rely primarily on information provided to them by PIMCO. Furthermore, PIMCO may use complex strategies and transactions entered into by PIMCO may be difficult or impossible to unwind by the time they are reviewed by our directors. PIMCO has great latitude within the broad investment guidelines in determining the types of assets it may decide are proper investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results.

PIMCO, as our manager, may invest in other real estate-related assets that do not fall within our Target Assets and in non-real estate-related assets that may expose us to additional risks.

Subject to maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act, PIMCO, as our manager, may also invest in real estate-related assets that do not fall within our Target Assets, and PIMCO, in its sole discretion and as our manager, may cause us to invest to a lesser extent in non-real estate-related assets, including, without limitation, other ABS, such as consumer assets, corporate loans and unsecured debt of any issuer (whether U.S. or non-U.S.). Non-real estate-related assets are subject to additional risks than those of our real estate-related assets. Our stockholders will not have input into these investment decisions and may not approve of PIMCO’s investments in these assets.

PIMCO, as our manager, may change its investment process, or elect not to follow it, without stockholder consent at any time which may adversely affect our investments.

PIMCO, as our manager, may change its investment process without stockholder consent at any time. In addition, there can be no assurance that PIMCO will follow the investment process in relation to the identification and underwriting of prospective investments. Changes in PIMCO’s investment process may result in inferior due diligence and underwriting standards which may adversely affect our investments.

PIMCO, as our manager, has an incentive to deploy our funds in investment vehicles managed by PIMCO or its affiliates, which may reduce other opportunities available to us.

While purchasing interests in investment vehicles managed by PIMCO or its affiliates requires approval by a majority of our independent directors, PIMCO, as our manager, has an incentive to deploy our funds in investment vehicles managed by PIMCO or its affiliates. In addition, purchasing interests in investment vehicles managed by PIMCO or its affiliates may not prove beneficial to us.

Our access to confidential information may restrict our ability to take action with respect to some investments, which, in turn, may negatively affect the potential return to stockholders.

We, directly or through PIMCO, may obtain confidential information about the companies in which we have invested or may invest. If we do possess confidential information about these companies, there may be restrictions on our ability to dispose of, increase the amount of, or otherwise take action with respect to an investment in those companies. Our relationship with PIMCO could create a conflict of interest to the extent PIMCO becomes aware of inside information concerning potential investment targets and such knowledge restricts its ability to take action. This potential conflict of interest and these restrictions may limit the freedom of PIMCO to make potentially profitable investments, which could have an adverse effect on our operations.

Risks Related to Our Company

We have no operating history and may not be able to operate our business successfully, find suitable investments, or generate sufficient revenue to make or sustain distributions to our stockholders.

We were organized on May 30, 2018 and have no operating history. We have no assets and will commence operations only upon completion of this offering. We may not be able to operate our business successfully, find suitable investments or implement our operating policies and strategies as described in this prospectus. Our ability to provide attractive risk-adjusted returns to our stockholders over the long term depends on our ability both to generate sufficient cash flow to pay an attractive dividend and to achieve capital appreciation, and we may not be able to do either. Similarly, we may not be able to generate sufficient revenue from operations to pay our operating expenses and make distributions to stockholders. The results of our operations will depend on several factors, including the availability of opportunities for the acquisition or origination of Target Assets, the level and volatility of interest rates, the availability of equity capital as well as adequate short- and long-term financing, conditions in the financial markets and economic conditions. The past performance of Other PIMCO Accounts, including as set forth under “Our Manager and the Management Agreement—Historical Performance of PIMCO,” should not be relied upon as an indicator of our success.

We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable investments and could also affect the pricing of the securities we invest in.

A number of entities compete with us to make the types of investments that we plan to make. We compete with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. Many of our competitors are substantially larger and have considerably greater financial resources than we do. Several other mortgage REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. Government, if we are not eligible to, or determine not to, participate in programs established by the U.S. Government. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments in our Target Assets may lead to the price of those assets increasing, which may further limit our ability to generate desired returns. The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

We may change our business, investment, leverage and financing strategies, policies and procedures without stockholder consent.

We may change our business, investment and financing strategies, policies and procedures without a vote of, or notice to, our stockholders, which could result in us making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, default risk and real estate market fluctuations. In addition, we may in the future use leverage at times and in amounts deemed prudent by PIMCO in its discretion, and that decision would not be subject to stockholder approval. Changes to our strategies with regard to the foregoing could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Our ability to generate returns for our stockholders through our investment, finance and operating strategies is subject to then existing market conditions, and we may make significant changes to these strategies in response to changing market conditions.

We seek to provide attractive risk-adjusted returns to our stockholders over the long term, primarily through dividends and distributions and secondarily through capital appreciation. We intend to achieve this objective by principally investing (directly or indirectly) in, over time, acquiring, managing or financing our Target Assets. In the future, to the extent that market conditions stabilize or change and we have sufficient capital to do so, PIMCO may, depending on prevailing market conditions, change our investment focus in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our equity that will be invested in any of our Target Assets at any given time.

If we fail to develop, enhance and implement strategies to adapt to changing conditions in the residential real estate industry and capital markets, our financial condition and results of operations may be materially and adversely affected.

The manner in which we compete and the types of assets in which we seek to invest will be affected by changing conditions resulting from sudden changes in our industry, regulatory environment, the role of GSEs, the role of credit rating agencies or their rating criteria or process, or the U.S. and global economies generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our financial condition and results of operations may be adversely affected. In addition, we may not be successful in executing our business strategies and, even if we successfully implement our business strategies, we may not ever generate revenues or profits.

We cannot be sure that the financial/analytical models we employ to select our investments are currently viable or will remain viable in the future. The use of a model that is not viable could have a material adverse effect on our performance.

PIMCO may employ financial/analytical models, including proprietary multi-variable models, to aid in the selection of our investments, to allocate investments across various strategies and risks and to determine our risk profile. If any of these models are employed, the success of our investment activities will depend, in large part, upon the viability of these models. We cannot be sure that the models are currently viable, or will remain viable in the future, due to various factors, including the quality of the data input into the models and the assumptions underlying such models, which to varying degrees involve the exercise of judgment. Even if the models function as anticipated, they cannot account for all factors that may influence the returns on our investments. Also, it is possible that the investment professionals utilizing the models will not be able to (i) determine that any model is or will become not viable or not completely viable or (ii) notice, predict or adequately react to any change in the viability of a model. The use of a model that is not viable or not materially viable could, at any time, have a material adverse effect on our performance.

We do not have a formal policy limiting the amount of debt we may incur. PIMCO may increase leverage beyond expected limits without stockholder consent.

We do not have a formal policy limiting the amount of debt we may incur. Although we are not required to maintain any particular leverage ratio, the amount of leverage we will deploy for particular investments will depend upon PIMCO’s assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the investments in our investment portfolio, the potential for losses and extension risk in our portfolio, the gap between the duration of our assets and liabilities, including hedges, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and residential mortgage markets, our outlook for the level, slope, and volatility of interest rates, the credit quality of our Target Assets, the collateral underlying our Target Assets, and our outlook for asset spreads relative to the London Interbank Offering Rate, or LIBOR, curve, or other benchmarks. Our charter and bylaws do not limit the amount of indebtedness we can incur, and PIMCO has discretion to increase leverage beyond expected limits at any time, which could result in an investment portfolio with a different risk profile.

Failure to maintain an effective system of internal control over financial reporting could prevent us from accurately reporting our financial results in a timely manner, which could materially and adversely affect us.

As a publicly traded company, we will be required to report annual audited financial statements and quarterly unaudited interim financial statements prepared in accordance with GAAP. We will rely on our internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. More broadly, effective internal control over financial reporting is a necessary component of our program to seek to prevent, and to detect any, fraud and to operate successfully as a public company. There can be no assurance that our internal control over financial reporting will be effective in accomplishing all of its objectives. Furthermore, as we grow, our business, and hence our internal control over financial reporting, will likely become more complex, and we may require significantly more resources to develop and maintain effective controls. Designing and implementing an effective system of internal control over financial reporting is a continuous effort that requires significant resources, including the expenditure of a significant amount of time by the management team of PIMCO.

Additionally, while Section 404 of the Sarbanes-Oxley Act will require us to assess the effectiveness of our internal control structure and procedures for financial reporting on an annual basis, for as long as we are an “emerging growth company” under the JOBS Act (which we may be until the last day of the fiscal year following the fifth anniversary of this offering), the registered public accounting firm that issues an audit report on our financial statements will not be required to attest to or report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

In connection with our ongoing monitoring of our internal control over financial reporting or audits of our financial statements, we or our auditors may identify additional deficiencies in our internal control over financial reporting that may be significant or rise to the level of material weaknesses. Any failure to maintain effective internal control over financial reporting or to timely effect any necessary improvements to such controls could harm our operating results or cause us to fail to meet our reporting obligations (which could affect the listing of our common stock on the NYSE). Additionally, ineffective internal control over financial reporting could also adversely affect our ability to prevent or detect fraud, harm our reputation and cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

If we fail to implement and maintain effective disclosure controls and procedures, we may not be able to meet applicable reporting requirements, which could materially and adversely affect us.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. As a publicly traded company, we will be required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Effective disclosure controls and procedures are necessary for us to provide reliable reports, effectively prevent and detect fraud, and to operate successfully as a public company. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. We may discover deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner. Any failure to maintain effective disclosure controls and procedures or to timely effect any necessary improvements thereto could cause us to fail to meet our reporting obligations (which could affect the listing of our common stock on the NYSE). Additionally, ineffective disclosure controls and procedures could also adversely affect our ability to prevent or detect fraud, harm our reputation and cause investors to lose confidence in our reports filed with, or submitted to, the SEC, which would likely have a negative effect on the trading price of our common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors, which could make the market price and trading volume of our common stock be more volatile and decline significantly.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. Based on the anticipated size of this offering and taking into account the other requirements in the definition of “large accelerated filer” under Rule 12b-2 under the Exchange

Act, we expect to be deemed a “large accelerated filer” under the Exchange Act as of December 31, 2020. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, that are not classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. An attestation report by our auditor would require additional procedures by them that could detect problems with our internal control over financial reporting that are not detected by management. If our system of internal control over financial reporting is not determined to be appropriately designed or operating effectively, it could require us to restate financial statements, cause us to fail to meet reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a significant decline in the market price of our common stock. We cannot predict whether investors will find our common stock less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active, liquid and/or orderly trading market for our common stock and the market price and trading volume of our common stock may be more volatile and decline significantly.

Operational risks, including the risk of cyberattacks, could disrupt our business, result in losses or limit our growth.

We rely heavily on PIMCO’s financial, accounting, communications and other data processing systems. Such systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems may be from time to time subject to cyberattacks and other cybersecurity incidents, which may continue to increase in sophistication and frequency in the future.

Breaches of PIMCO’s network security systems could involve attacks that are intended to obtain unauthorized access to our proprietary information or personal identifying information of our stockholders, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses and other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals or service providers. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information. Although PIMCO takes various measures to ensure the integrity of such systems, there can be no assurance that these measures will provide protection. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing it from being addressed appropriately.

In addition, the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Cybersecurity has also become a top priority for regulators around the world. Many jurisdictions in which PIMCO operates have laws and regulations relating to data privacy, cybersecurity and the protection of personal information. Some jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. If PIMCO fails to comply with relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause our investors to lose confidence in the effectiveness of PIMCO’s security measures.

Moreover, we are highly dependent on information systems and technology. PIMCO’s information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

We depend on PIMCO’s headquarters in Newport Beach, California, where a substantial portion of PIMCO’s personnel are located, for the continued operation of our business. An earthquake, wildfire or other disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. PIMCO’s disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. Insurance and other safeguards might only partially reimburse us for our losses, if at all.

In addition, we rely on third-party service providers for certain aspects of our business, including software vendors for portfolio management and accounting software, outside financial institutions for back office processing and custody of securities and third-party broker-dealers for the execution of trades. An interruption or deterioration in the performance of these third parties or failures of their information systems and technology could cause system interruptions, delays, loss, corruption or exposure of critical data or intellectual property and impair the quality of our operations, which could impact our reputation and hence adversely affect our business.

Any such interruption or deterioration in PIMCO’s operations could result in substantial recovery and remediation costs and liability. While PIMCO has implemented disaster recovery plans and backup systems to lessen the risk of any material adverse impact, its disaster recovery planning may not be sufficient to mitigate the harm and cannot account for all eventualities, and a catastrophic event that results in the destruction or disruption of any data or critical business or information technology systems could severely affect our ability to conduct our business operations, and as a result, our future operating results could be materially adversely affected.

We have no employees of our own and depend on PIMCO for the operation of our company.

Upon completion of this offering, we will have no employees and depend on PIMCO’s and its affiliates’ key personnel, including PIMCO’s investment professionals, for our operations. Our ability to grow will depend in part on PIMCO and its affiliates’ ability to hire, train, supervise and manage new personnel successfully. Similarly, we may in the future need to hire our own employees to support the growth of our company. To the extent experienced mortgage professionals are difficult to find, any delay in finding appropriate candidates may interfere with our operations and negatively impact our business.

Terrorist attacks and other acts of violence or war may affect the real estate industry generally and our business, financial condition and results of operations.

We cannot predict the severity of the effect that potential future terrorist attacks would have on us. We may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact our performance and may cause the market value of shares of our common stock to decline or be more volatile. A prolonged economic slowdown, a recession or declining real estate values could impair the performance of our investments and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Our Non-Agency RMBS will be particularly sensitive to these risks. Losses resulting from these types of events may not be fully insurable.

The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the market’s overall liquidity and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties underlying our interests are unable to obtain affordable insurance coverage, the value of our interests could decline, and in the event of an uninsured loss, we could lose all or a portion of our investment.

We may be subject to liability for potential violations of the Truth in Lending Act, the Real Estate Settlement Procedures Act, their implementing regulations or similar consumer protection laws and regulations, which could adversely impact our results of operations, financial condition and business.

We operate in a highly regulated industry and are required to comply with various U.S. federal, state and local laws designed to discourage predatory lending and servicing practices, prohibit inclusion of certain provisions in residential mortgage loans and require that borrowers be given certain disclosures prior to origination and throughout servicing of the loan. For example, as amended by the Dodd-Frank Act, the federal Truth in Lending Act, or TILA, and Real Estate Settlement Procedures Act, or RESPA, establish ability-to-repay, loan originator compensation, disclosure, loss mitigation and other requirements that carry liability for lenders, servicers and purchasers. In addition, TILA imposes additional requirements and prohibitions on loans that exceed certain cost thresholds based on the loan’s annual percentage rate, points and fees, and/or loan terms. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose greater restrictions and requirements.

Among other things, the Dodd-Frank Act amended TILA to prohibit lenders from originating certain residential mortgage loans unless the lender has made a reasonable and good faith determination that the borrower has a reasonable ability to repay the loan according to its terms. This provision was implemented by Bureau of Consumer Financial Protection, or the Bureau, in the Ability to Repay Rule, which amended TILA’s implementing regulation, Regulation Z. In addition to establishing minimum standards for all covered loans, the Ability to Repay Rule created categories of qualified mortgage loans that meet certain requirements for loan terms, costs, and underwriting set by the Bureau, HUD, the Veterans Administration, or the U.S. Department of Agriculture. If the annual percentage rate on a qualified mortgage loans exceeds the applicable threshold, the loan is considered “higher priced” and therefore receives a rebuttable presumption of compliance with the Ability to Repay Rule rather than a safe harbor. Certain of our Target Assets, including interest-only mortgage loans, non-Agency hybrid ARMs and most balloon loans, as well as non-Agency loans with a debt-to-income ratio exceeding 43%, in general do not constitute qualified mortgage loans. The Ability to Repay Rule may result in a reduction of the availability of these types of loans and may adversely affect the ability of mortgagors to refinance mortgage loans. TILA and the Ability to Repay Rule do not apply to loans made primarily for business purposes (i.e., investment properties).

Failure to comply with the Ability to Repay Rule may result in the originator and its assignee(s), which may include us, being exposed to, among other things, civil liability and a borrower’s ability to bar or postpone foreclosure proceedings with respect to the related mortgaged property. A mortgagor may assert that a mortgage loan was not originated consistent with the Ability to Repay Rule and challenge claims that the loan is a qualified mortgage loan entitled to a safe harbor or rebuttable presumption of compliance. These claims may result in delays in foreclosure and additional costs may be incurred in connection with such claims, even if any such claims by the related mortgagor were not successful, which may increase the severity of losses on any such mortgage loan. Such claims may be more likely in judicial foreclosure jurisdictions than in non-judicial foreclosure jurisdictions where there may be higher costs associated with a mortgagor making such claims, and it may be more likely that such claims are made in such jurisdictions since any such mortgagor would already be exposed to the judicial system to process the foreclosure. As a result, possible liabilities of an assignee of a mortgage loan include actual damages suffered by the borrower, litigation costs, statutory damages and special statutory damages equal to the amount of all fees and finance charges that the borrower paid in connection with the mortgage loan at and for three years after its consummation. It is also possible that a court could bar foreclosure on a loan that was found not to comply with the Ability to Repay Rule. Various state and local jurisdictions may adopt similar or more onerous provisions in the future. As part of our strategy, we will seek to acquire Target Assets that are safe harbor qualified mortgages, high-priced qualified mortgage loans and non-qualified mortgage loans.

The Dodd-Frank Act also required the Bureau to combine the disclosures for residential mortgage loans in TILA and RESPA. The Bureau did so in the TILA-RESPA Integrated Disclosure, or TRID Rule, which applies to applications taken on or after October 3, 2015. While the TRID Rule did not create or impose any additional liability provisions for these new disclosures, the disclosure requirements under the TRID Rule are highly detailed and specific with a number of areas of ambiguity, which present numerous areas for potential compliance issues. Failure to comply with the TRID Rule’s requirements may result in the originator and its assignee(s), which may include us, being exposed to, among other things, actual damages suffered by the borrower, litigation costs and statutory damages of up to $4,000 per loan. The TRID Rule applies to consumer purpose loans secured by real property and does not apply to loans made primarily for business purposes (i.e., investment properties).

In addition, under the anti-predatory lending laws of some states, the origination of certain residential mortgage loans, including loans that are not classified as “high cost” loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test, as well as certain standards set forth in the Ability to Repay Rule and the TRID Rule, may be highly subjective and open to interpretation. As a result, a court may determine that a residential mortgage loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. As a result, a court may determine that a residential mortgage loan did not meet the applicable standard or test even if the originator reasonably believed such standard or test had been satisfied.

Failure of residential mortgage loan originators or servicers to comply with these laws or any new laws or regulations to be issued by the Bureau or any of the financial regulatory agencies, to the extent any of their residential mortgage loans become part of our assets, could subject us, as an assignee or purchaser of the related residential mortgage loans, to monetary penalties and could result in the borrowers rescinding the affected residential mortgage loans. Lawsuits have been brought in various states making claims against assignees or purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If any of our loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could adversely impact our results of operations, financial condition and business.

PIMCO may take actions to comply with anti-money laundering requirements.

PIMCO will be authorized, without the consent of any person, to take such action as PIMCO determines in its discretion to be reasonably necessary or advisable to comply, or to cause us to comply, with any anti-money laundering or anti-terrorist laws, rules, regulations, directives or special measures. In addition, PIMCO may disclose any information concerning us and one or more of our investors necessary or advisable to comply with applicable laws and regulations, including any anti-money laundering or anti-terrorist laws or regulations to governmental authorities, self-regulatory organizations and financial institutions (in certain circumstances without notifying our investors that such information has been so provided).

Risks Related to U.S. Government Programs

Changes to the pace of reinvestment of paydowns or sales of Agency RMBS by the U.S. Federal Reserve may adversely affect the price and return associated with Agency RMBS.

In October 2014, the U.S. Federal Reserve ended its large-scale asset purchases under quantitative easing programs designed to support the mortgage markets and stimulate the economy. In September 2017, members of the Federal Open Market Committee, or FOMC, of the U.S. Federal Reserve released a statement announcing that starting in October 2017, the FOMC will initiate a balance sheet normalization program that will gradually and predictably reduce the U.S. Federal Reserve’s holdings of U.S. Treasury securities and agency securities by decreasing the reinvestment of the principal payments it receives from securities holdings. The FOMC currently does not anticipate selling agency MBS as part of the normalization process, although limited sales may be warranted in the longer run to reduce or eliminate residual holdings. The timing and pace of any sales would be communicated to the public in advance. We cannot predict the impact that this or other actions could have on the prices and liquidity of Agency RMBS or on mortgage spreads relative to interest rate hedges tied to benchmark interest rates. During periods in which the U.S. Federal Reserve reduces or ceases reinvestment of principal or undertakes outright sales of its securities portfolio, the price of Agency RMBS and U.S. Treasury securities will likely decline, mortgage spreads will likely widen, refinancing volumes will likely be lower and market volatility will likely be considerably higher than would have been the case absent such actions.

The U.S. Federal Reserve’s recent increases of the federal funds rate could impact the market for and the value of the Agency RMBS in which we invest as well as our business, financial condition, liquidity and results of operations.

The U.S. Federal Reserve announced its decision to raise the target range of the federal funds rate by 25 basis points from a range of 2.00% - 2.25% to a range of 2.25% - 2.50%, effective December 20, 2018. A large portion of our portfolio is comprised of Agency RMBS, and as a result, our business, financial condition, liquidity and results of operations could be negatively affected by additional increases in the federal funds rate.

Adoption of the Basel III standards could negatively affect our access to future financings.

In response to various financial crises and the volatility of financial markets, the Basel Committee on Banking Supervision, or the Basel Committee, an international body comprised of senior representatives of bank supervisory authorities and central banks from 27 countries, including the United States, adopted the Basel III standards several years ago. The final package of Basel III reforms was approved by the G20 leaders in November 2010. United States regulators have elected to implement substantially all of the Basel III standards, which will be fully phased in by January 1, 2019. The new standards involve implementing a supplementary leverage ratio, or SLR, and a liquidity coverage ratio, or LCR.

An enhanced SLR, or eSLR, applies to U.S. global systemically important bank holding companies, or GSIBs, and their insured depository institution subsidiaries. The eSLR requires GSIBs to maintain a regulatory leverage buffer greater than 2% above the minimum SLR that is otherwise required for large, internationally active banking organizations (3%), for a total SLR of more than 5%, to avoid restrictions on capital distributions and discretionary bonus payments. Insured depository institution subsidiaries of GSIBs must maintain at least a 6% SLR to be considered “well-capitalized” under the U.S. regulatory agencies’ prompt corrective action framework. The LCR applies to large, internationally active banking organizations with $250 billion or more in total consolidated assets, or $10 billion or more in foreign exposure on the organization’s balance sheet. A less stringent LCR applies to a banking organization with $50 billion or more in consolidated assets that is not internationally active. The LCR creates a minimum liquidity standard that requires a banking organization to hold high quality, liquid assets that would meet net cash outflows during a 30-day stress period. The eSLR became effective on January 1, 2018, and the LCR was effective on January 1, 2017. In addition, on August 31, 2018, the federal banking regulators issued and invited comment on an interim final rule that amends the federal banking regulators’ LCR rule to treat liquid and readily-marketable, investment grade municipal obligations as high-quality liquid assets. The comment period ended October 1, 2018. Implementation of these ratios may increase the financing costs of highly liquid assets, which may negatively impact our business, financial condition, liquidity and results of operations.

The Basel III standards will require certain banks to (i) hold more capital, predominantly in the form of common equity, than under the current capital framework, (ii) maintain specific leverage and liquidity ratios, (iii) decrease their reliance on short-term, unstable financing and obtain and rely on funding sources that are stable and longer term in nature, (iv) calculate capital requirements using standardized models rather than the banks’ own internal models, (v) limit internal transfers between trading books and banking books, limiting the amount of capital that banks have available for deployment, and (vi) provide additional reporting regarding risk monitoring, among others. These standards could impact the leverage and funding profiles of large financial institutions and their affiliates, including many broker-dealers and other subsidiaries that are affiliated with large banking organizations and from which we obtain financing, and may constrain our ability to obtain attractive future financings and increase the cost of such financings if they are obtained. If these standards cause the availability of financing to decline, we may have fewer financing options in the future, which could lead to lower profitability and could adversely affect our business, financial condition, liquidity and results of operations.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III regulatory framework that is commonly referred to as “Basel IV”. Among other things, these standards

(i) revise the Basel Committee’s standardized approach for credit risk by establishing newly defined risk categories and recalibrating risk weights, (ii) further limit the use of internal model-based approaches for credit risk, (iii) adopt a new standardized approach to the calculation of operational risk capital requirements for certain banks and (iv) introduce an “output floor” for risk-weighted assets calculated under either standardized approaches or internal model-based approaches. The Basel IV standards will generally be effective on January 1, 2022, with the output floor phased in from January 1, 2022 to January 1, 2027. The overall impact of Basel IV on our business, financial condition, liquidity and results of operations will depend on the U.S. federal banking regulators’ approach to implementation in the United States, which has not yet been determined.

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between these agencies and the U.S. Government, may adversely affect our business.

The payments we receive on the Agency RMBS in which we invest depend upon a steady stream of payments on the mortgages underlying the securities and are guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. Ginnie Mae is part of a U.S. Government agency and its guarantees are backed by the full faith and credit of the United States. Fannie Mae and Freddie Mac are GSEs, but their guarantees are not backed by the full faith and credit of the United States.

In 2008, Congress and the U.S. Treasury undertook a series of actions to stabilize financial markets, generally, and Fannie Mae and Freddie Mac, in particular. The Housing and Economic Recovery Act of 2008 was signed into law on July 30, 2008 and established the Federal Housing Finance Agency, or the FHFA, with enhanced regulatory authority over, among other things, the business activities of Fannie Mae and Freddie Mac and the size of their portfolio holdings. On September 7, 2008, in response to the deterioration in the financial condition of Fannie Mae and Freddie Mac, the FHFA placed Fannie Mae and Freddie Mac into conservatorship, which is a statutory process pursuant to which the FHFA operates Fannie Mae and Freddie Mac as conservator in an effort to stabilize the entities. The appointment of the FHFA as conservator of both Fannie Mae and Freddie Mac allows the FHFA to control the actions of the two GSEs without forcing them to liquidate, which would be the case under receivership. In addition, the U.S. Treasury took steps to capitalize and provide financing to Fannie Mae and Freddie Mac and agreed to purchase direct obligations and Agency RMBS issued or guaranteed by them.

Fannie Mae and Freddie Mac remain under the conservatorship of the FHFA and they continue to make dividend payments to the U.S. Treasury resulting from the financing provided by the U.S. Treasury.

Shortly after Fannie Mae and Freddie Mac were placed in federal conservatorship, the Secretary of the U.S. Treasury, in announcing the actions, noted that the guarantee structure of Fannie Mae and Freddie Mac required examination and that changes in the structures of the entities were necessary to reduce risk to the financial system. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be eliminated or considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitutes Agency RMBS and could have broad adverse market implications as well as negatively impact our business, financial condition, liquidity and results of operations.

The problems faced by Fannie Mae and Freddie Mac that resulted in their being placed into federal conservatorship and their continued conservatorship have resulted in ongoing debate among federal policy makers regarding the continued role of the U.S. Government in providing liquidity for the residential mortgage market. The recovery of the housing market made Fannie Mae and Freddie Mac profitable again and increased the uncertainty about their futures. If federal policy makers decide that the U.S. Government’s role in providing liquidity for the residential mortgage market should be reduced or eliminated, each of Fannie Mae and Freddie Mac could be dissolved and the U.S. Government could decide to stop providing liquidity support of any kind to the mortgage market. If Fannie Mae or Freddie Mac were eliminated, or their structures were to change radically, we would not be able to acquire Agency RMBS from these companies, which would drastically reduce the amount and type of Agency RMBS available for investment.

Our income could be negatively affected in a number of ways depending on the manner in which related events unfold. For example, the continued backing of Fannie Mae and Freddie Mac by the U.S. Treasury and any additional credit support it may provide in the future to the GSEs could have the effect of lowering the interest rate we receive from Agency RMBS, thereby tightening the spread between the interest we earn on our Agency RMBS portfolio and our cost of financing that portfolio. A reduction in the supply of Agency RMBS could also increase the prices of Agency RMBS we seek to acquire thereby reducing the spread between the interest we earn on our portfolio of Agency RMBS and our cost of financing that portfolio.

Any new laws affecting these GSEs may exacerbate market uncertainty and have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by Fannie Mae or Freddie Mac. It is also possible that such laws could adversely impact the market for such securities and the spreads at which they trade. All of the foregoing could materially adversely affect the pricing, supply, liquidity and value of our Agency RMBS and otherwise materially adversely affect our business, financial condition, liquidity and results of operations.

Mortgage loan modification and refinancing programs may adversely affect the value of, and our returns on, RMBS, MSRs and residential mortgage loans.

In recent years, the U.S. government, through the Treasury Department, the U.S. Federal Reserve, the FHA, the FHFA and the Federal Deposit Insurance Company, or FDIC, implemented a number of federal programs designed to assist homeowners, including the Home Affordable Modification Program, or HAMP, which provided homeowners with assistance in avoiding residential mortgage loan foreclosures, and the Home Affordable Refinance Program, or HARP, which allows borrowers who are current on their mortgage payments to refinance and reduce their monthly mortgage payments at loan-to-value ratios up to 125% without new mortgage insurance. Similar modification programs are also offered by several large non-GSE financial institutions.

HAMP (prior to its sunset), HARP and other loss mitigation programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) and/or the rate of interest payable on the loans, or to extend the payment terms of the loans. Non-Agency RMBS, MSRs and residential mortgage loan yields and cash flows could particularly be negatively impacted by a significant number of loan modifications with respect to a given security or residential mortgage loan pool, including, but not limited to, those related to principal forgiveness and coupon reduction. These loan modification, loss mitigation and refinance programs may adversely affect the value of, and the returns on, Agency RMBS, MSRs and our other potential Target Assets that we own or may purchase.

We cannot predict the impact, if any, on our business, financial condition, liquidity and results of operations from the FHFA’s proposed revisions to Fannie Mae’s and Freddie Mac’s existing infrastructures in order to align the standards and practices of the two entities.

On May 13, 2014, the FHFA released its updated 2014 Strategic Plan for the Conservatorships of Fannie Mae and Freddie Mac, which set forth three goals for the next phase of the Fannie Mae and Freddie Mac conservatorships. These three goals are to (i) maintain foreclosure prevention activities and credit availability for new and refinanced mortgages, which should refine and improve servicing initiatives for distressed borrowers (ii) reduce taxpayer risk by expanding the credit risk transfer transactions that would increase the participation of private capital in assuming credit risk associated with the secondary mortgage market, and (iii) build a new single-family securitization infrastructure for use by the GSEs and adaptable for use by other participants in the secondary market in the future. This would be done by replacing the current, outdated infrastructures of Fannie Mae and Freddie Mac with a common, more efficient securitization infrastructure that aligns the standards and practices of the two entities, beginning with core functions performed by both entities such as issuance, master servicing, bond administration, collateral management and data integration, also known as the Common Securitization Platform, or CSP.

There are a number of factors that could influence the FHFA’s success in achieving its goals, and we cannot predict the impact, if any, on our earnings or cash available of the FHFA’s proposed revisions to Fannie Mae’s and Freddie Mac’s existing infrastructure.

Actions of the U.S. Government, including Congress, the U.S. Federal Reserve, the U.S. Treasury, the FHFA and other governmental and regulatory bodies could have broad adverse market implications as well as negatively impact our business, financial condition, liquidity and results of operations.

The U.S. Government, including Congress, the U.S. Federal Reserve, the U.S. Treasury, the FHFA and other governmental and regulatory bodies have from time to time taken actions designed to stabilize and reform the financial markets. In recent years, these activities have included the U.S. Federal Reserve’s purchasing of Treasury and mortgage bonds in connection with its quantitative easing programs. There can be no assurance that, in the long term, these or any future actions will improve the efficiency and stability of the mortgage markets or U.S. financial markets. To the extent the mortgage or financial markets do not respond favorably to any of these actions or such actions do not function as intended, they could have broad adverse market implications and our business could be harmed. In addition, because the actions may be designed, in part, to improve the markets for certain of our Target Assets, the establishment of these programs may result in increased competition to acquire our Target Assets or, in the case of government-backed mortgage refinancing and modification programs, may have the effect of reducing the revenues associated with certain of our Target Assets. We cannot predict whether or when additional actions or initiatives by the U.S. Government may occur or the potential impact on our business, financial condition, liquidity and results of operations.

The Dodd-Frank Act and regulations implementing such legislation have had a substantial impact on the mortgage industry and the RMBS markets; these regulations, as well as new and pending regulations yet to be implemented under the Dodd-Frank Act and new and pending legislation intended to modify the Dodd-Frank Act may have an adverse impact on our business, financial condition, liquidity and results of operations.

The Dodd-Frank Act tasked many agencies with issuing a variety of new regulations, including rules related to mortgage origination, mortgage servicing, securitization transactions and derivatives. While a majority of the rulemaking requirements established by the Dodd-Frank Act have been finalized, some of the rulemakings remain in the proposal phase or have yet to be proposed. In addition, the Trump administration has called for a comprehensive review of the Dodd-Frank Act that may result in the modification or repeal of certain of its components. For example on May 24, 2018, President Trump signed into law a financial services regulatory reform bill that received bipartisan support, the Economic Growth, Regulatory Relief, and Consumer Protection Act, or Economic Growth Act. The Economic Growth Act makes certain modifications to post-financial crisis regulatory requirements, including, among other things, improving consumer access to mortgage credit and tailoring regulations for certain bank holding companies, including raising the relevant thresholds for the application of the U.S. Federal Reserve’s enhanced prudential standards, as well as for the designation by the Financial Stability Oversight Council, or FSOC, of non-bank financial companies as systemically important. It is not possible at this stage to predict how additional regulatory changes under the Dodd-Frank Act and new and pending legislation intended to modify the Dodd-Frank Act related to mortgage origination, mortgage servicing, securitization transactions and derivatives will affect our business, and there can be no assurance that such new or revised rules and regulations and new and pending legislation will not have an adverse effect on our business, financial condition, liquidity and results of operations.

The Dodd-Frank Act created the Bureau of Consumer Financial Protection, or the Bureau, which is responsible for regulating the offering and provision of financial products and services for personal, family and household purposes. In addition to assuming many of the consumer financial protection functions exercised by other federal regulators under certain enumerated financial protection statutes, such as the TILA, RESPA and the Fair Credit Reporting Act, the Bureau was granted broad rulemaking and enforcement authority to protect consumers from unfair, deceptive or abusive acts and practices. The Bureau has issued a series of final rules as part of ongoing efforts to effect reforms and create uniform standards for the mortgage lending and servicing industries. These rules include requirements addressing how lenders must evaluate a consumer’s ability to repay a mortgage loan, what specific communications must be made to consumers at various stages in the mortgage lending and servicing processes, how consumer account records must be maintained; how servicers must respond to written borrower requests, complaints and notices of errors; and how servicers administer the loss mitigation and foreclosure process for delinquent mortgages, including a prohibition on initiating or proceeding with a foreclosure until certain loss mitigation steps have been performed.

The foregoing rules and regulations have led and may continue to lead to increased costs to originate and service loans across the mortgage industry, and given their complexity, originators, servicers and other mortgage industry participants may be exposed to greater regulatory scrutiny from federal and state regulators and increased litigation and complaints from consumers and government officials. See “—We may be subject to liability for potential violations of TILA, RESPA, their implementing regulations or similar consumer protection laws and regulations, which could adversely impact our results of operations, financial condition and business.”

In addition, as required by the Dodd-Frank Act, a collection of federal agencies have adopted a joint Risk Retention Rule that generally requires the sponsor of asset-backed securities to retain not less than 5 percent of the credit risk of the assets collateralizing the securities. The rule generally prohibits the sponsor or its affiliate from directly or indirectly hedging or otherwise selling or transferring the retained credit risk for a specified period of time, depending on the type of asset that is securitized. For purposes of the rule, the term “asset-backed security” means a fixed-income or other security collateralized by any type of self-liquidating financial asset (including a loan, a lease, a mortgage, or a secured or unsecured receivable) that allows the holder of the security to receive payments that depend primarily on cash flow from the asset, including, among other things, a CMO or a CDO. The Risk Retention Rule provides a variety of exemptions, including an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as “qualified residential mortgages,” which are defined in turn as qualified mortgage loans under the Bureau’s Ability to Repay Rule. As part of our stategy, we will seek to acquire Target Assets that are not qualified mortgage loans (such as loans made primarily for business purposes). If we sponsor the securitization of such assets, we may be required to retain five percent of the credit risk of those assets, which would expose us to loss and could increase the administrative and operational costs of asset securitization. See “—Risks Related to Financing—The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.”

Further, Title VII of the Dodd-Frank Act requires that certain derivative instruments be centrally cleared and executed through an exchange or other approved trading platform, which could result in increased costs in the form of intermediary fees and additional margin requirements imposed by derivatives clearing organizations and their respective clearing members.

In addition, pursuant to Title VII of the Dodd-Frank Act, the SEC, U.S. Commodity Futures Trading Commission, or CFTC, and federal prudential regulators have issued margin requirements for uncleared over-the-counter, or OTC, swaps and security-based swaps for certain regulated entities. While we expect to qualify for relief from mandatory clearing and margin requirements for uncleared swaps, given that the more nuanced application of these regulations, and those subject to it, is still evolving, there is no guarantee that such relief will continue to be available in the future. Should the margin and clearing requirements apply to us, such requirements could result in increased costs and could adversely affect our willingness to use derivatives to hedge our risks in the future and/or to amend or novate existing swaps after the date on which we are required to comply with the rules.

In addition to the Dodd-Frank Act, regulators in Europe, Asia, Canada, Australia, Switzerland and the other members of the G-20 have adopted, or have committed to adopting, local reforms pertaining to OTC derivative contracts generally comparable with the reforms under Title VII of the Dodd-Frank Act, including margin requirements for OTC derivatives and mandatory clearing of certain contracts. In Europe, for example, the

European Market Infrastructure Regulation is aimed at increasing the safety and transparency of the OTC derivatives markets and, like the Dodd-Frank Act, requires certain OTC derivative contracts to be cleared and has finalized regulatory standards addressing margin requirements for uncleared OTC derivatives between certain counterparties. While we currently qualify for an exemption from these requirements, should these global regulatory requirements apply to us, this may reduce our ability to hedge market risks with non-US counterparties and may make transactions involving cross-border swaps more expensive and burdensome. Because these requirements continue to evolve and be further refined by regulators (and some of the rules are not yet final), their ultimate impact remains unclear. However, even if we are not located in a particular jurisdiction or directly subject to the jurisdiction’s derivatives regulations, we may still be impacted to the extent that we enter into a derivatives transaction with a regulated market participant or counterparty that is organized in that jurisdiction or otherwise subject to that jurisdiction’s derivatives regulations.

We expect to incur operational and system costs necessary to maintain processes to ensure compliance with the rules and regulations applicable to us as well as to monitor compliance by our business partners. Additional rules and regulations promulgated under the Dodd-Frank Act and implemented by various federal regulators and new and pending legislation intended to modify the Dodd-Frank Act provisions related to mortgage origination, mortgage servicing, securitization transactions and derivatives will likely impact the way we conduct our business and increase costs of compliance, which may have an adverse impact on our business, financial condition, liquidity and results of operations. See “—Risks Related to Financing—The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.”

Risks Related to Financing

Our access to sources of financing may be limited and, thus, our ability to potentially enhance our returns through leverage may be adversely affected. We expect to rely on short-term financing and will be exposed to risks regarding the availability of short-term financing.

We expect to utilize leverage as part of our financing strategy. Our access to private sources of financing will depend upon a number of factors, over which we have little or no control, including:

•	general market and economic conditions;

•	the market’s view of the quality of our assets;

•	the market’s perception of our growth potential;

•	our eligibility to participate in and access capital from programs established by the U.S. Government;

•	our current and potential future earnings and cash distributions; and

•	the market price of the shares of our common stock.

We expect to rely on short-term financing and, thus, will be exposed to risks regarding the availability of short-term financing. Because we expect that certain of our financing arrangements, such as repurchase agreements, will be short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to secure financing.

The current dislocation and weakness in the capital and credit markets could adversely affect one or more lenders and could cause one or more lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our private lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price.

Depending on market conditions at the relevant time, we may have to rely more heavily on additional equity issuances, rather than credit and repurchase agreements, which may be dilutive to our stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our stockholders and other purposes. In addition, we may invest in certain assets, including MSRs, for which financing has historically been difficult or costly to obtain and is otherwise subject to the consent of and the terms and conditions required by the GSEs. We may not have access to equity or debt capital on favorable terms (including, without limitation, cost and term) at the desired times, or at all, which may cause us to curtail our asset acquisition activities and/or dispose of assets, which could negatively affect our results of operations.

In executing our financing strategy, PIMCO may employ a significant amount of leverage, which would subject us to significant risks of loss, including risks related to margin calls.

In executing our financing strategy, PIMCO may increase the amount of leverage we utilize at any time without approval of our stockholders. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•

our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements and/or (iii) the loss of some or all of our assets to foreclosure or sale;

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

•

we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

•	we are not able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

In addition, we may be subject to margin calls in the event there is a decline in the value of our investments collateralizing a repurchase agreement. To cover a margin call, we may be required to pledge additional investments or cash or, if we are unable to provide additional collateral, we may be forced to unwind our leverage, and as a result, we may be forced to sell assets at inopportune times. Should the value of our investments suddenly decrease, significant margin calls on our repurchase agreements could result, causing a material adverse change in our financial condition.

Interest rate fluctuations could reduce the income on our investments and increase our financing costs.

Changes in interest rates will affect our operating results as such changes will affect the interest we receive on our floating rate interest bearing investments and the financing cost of our debt, as well as our interest rate swaps that we utilize for hedging purposes. Increases in these rates will tend to decrease our net income and the market value of our fixed rate assets. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us. Changes in interest rates may also affect borrower default rates, which may result in losses for us.

Any credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and securitizations that we may use to finance our assets may require us to provide additional collateral or pay down debt.

We expect to utilize credit facilities, repurchase agreements, warehouse facilities, securitizations and other forms of financing to finance our assets if they are available on acceptable terms. In the event we utilize these financing arrangements, they would involve the risk that the market value of our assets pledged or sold by us to the repurchase agreement counterparty, provider of the credit facility, lender of the warehouse facility or the securitization counterparty may decline in value, in which case the applicable creditor may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the applicable creditor could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could materially and adversely affect our financial condition and ability to implement our business plan. In addition, in the event that the applicable creditor files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to credit and increase our cost of capital. In addition, with respect to MSR financing, there can be no assurance that the GSEs will consent to such transactions. The applicable creditor may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

Any warehouse facilities that we may obtain in the future may limit our ability to originate or acquire assets, and we may incur losses if the collateral is liquidated.

We may utilize, if available, warehouse facilities pursuant to which we would accumulate certain of our Target Assets, such as RMBS, MSRs and residential mortgage loans, in anticipation of a securitization financing, which assets would be pledged as collateral for such facilities until the securitization transaction is consummated. In order to borrow funds to originate or acquire assets under any future warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we are seeking financing. We may be unable to obtain the consent of a lender to originate or acquire assets that we believe would be beneficial to us and we may be unable to obtain alternate financing for such assets. In addition, no assurance can be given that a securitization structure would be consummated with respect to the assets being warehoused. If the securitization has not been consummated by the termination date of a warehouse facility, the related lender could demand repayment of such facility, and in the event that we were unable to timely repay, could liquidate the warehouse collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. In addition, regardless of whether the securitization is consummated, if any of the warehouse collateral is sold before the completion, we would have to bear any resulting loss on the sale.

In the event non-recourse long-term securitizations become available to us in the future, and we elect to utilize them, such structures may expose us to risks, which could result in losses to us.

We may seek to enhance the returns of all or a senior portion of certain of our Target Assets, such as RMBS, MSRs and residential mortgage loans, through non-recourse long-term securitizations, if and when they become economically viable. To securitize our portfolio investments, we may create a wholly-owned subsidiary and contribute a pool of assets to the subsidiary. This could include the sale of interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would intend to retain a portion of the equity in the securitized pool of portfolio investments. The successful securitization of our portfolio investments might expose us to losses as the interests we would expect to retain would tend to be those that are riskier and more likely to generate losses.

Prior to any such securitization, we may seek to finance these investments with relatively short-term facilities until a sufficient portfolio is accumulated. As a result, we would be subject to the risk that we would not be able to originate or acquire, during the period that any short-term facilities are available, sufficient eligible assets to maximize the efficiency of a securitization. We would also bear the risk that we would not be able to obtain new short-term facilities or would not be able to renew any short-term facilities after they expire should we need more time to seek and originate or acquire sufficient assets for a securitization. In addition, conditions in the capital markets, including volatility and disruption in the capital and credit markets, may not permit a non-recourse securitization at any particular time or may make the issuance of any such securitization less attractive to us even when we do have sufficient eligible assets. While we would expect to retain the unrated equity component of securitizations and, therefore, still have exposure to any investments in such securitizations, our inability to enter into such securitizations would increase our overall exposure to risks associated with direct ownership of such investments, including the risk of default, as we may have utilized recourse facilities to finance such investments. Our inability to refinance any short-term facilities would also increase our risk because borrowings thereunder would likely be recourse to us as an entity. If we are unable to obtain and renew short-term facilities or to consummate securitizations to finance our investments on a long-term basis, we may be required to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price.

The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.

As a result of the dislocation of the credit markets during the previous recession, and in anticipation of more extensive regulation, including regulations promulgated pursuant to the Dodd-Frank Act, the securitization industry has crafted and continues to craft changes to securitization practices, including changes to representations and warranties in securitization transaction documents, new underwriting guidelines and disclosure guidelines. Pursuant to the Dodd-Frank Act, various federal agencies, including the SEC, have promulgated regulations with respect to issues that affect securitizations.

As required by the Dodd-Frank Act, a collection of federal agencies have adopted a joint Risk Retention Rule that generally requires the sponsor of asset-backed securities to retain not less than 5 percent of the credit risk of the assets collateralizing the securities. The rule generally prohibits the sponsor or its affiliate from directly or indirectly hedging or otherwise selling or transferring the retained credit risk for a specified period of time, depending on the type of asset that is securitized. For purposes of the rule, the term “asset-backed security” means a fixed-income or other security collateralized by any type of self-liquidating financial asset (including a loan, a lease, a mortgage, or a secured or unsecured receivable) that allows the holder of the security to receive payments that depend primarily on cash flow from the asset, including, among other things, a CMO or a CDO. The Risk Retention Rule provides a variety of exemptions, including an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as “qualified residential mortgages,” which are defined in turn as qualified mortgage loans under the Bureau’s Ability to Repay Rule. As part of our strategy, we will seek to acquire Target Assets that are not qualified mortgage loans (such as loans made primarily for business purposes). If we sponsor the securitization of such assets, we may be required to retain five percent of the credit risk of those assets, which would expose us to loss and could increase the administrative and operational costs of asset securitization.

On February 9, 2018, a three-judge panel of the United States Court of Appeals for the District of Columbia held, in The Loan Syndications and Trading Association v. Securities and Exchange Commission and Board of Governors of the U.S. Federal Reserve System, No. 1:16-cv-0065, or the LSTA Decision, that collateral managers of “open market CLOs” (described in the LSTA Decision as CLOs where assets are acquired from “arms-length negotiations and trading on an open market”) are not “securitizers” or “sponsors” under the risk retention requirements of the Dodd-Frank Act and, therefore, are not subject to risk retention and do not have to comply with the Risk Retention Rule. In reaching this decision, the panel determined, among other things, that an asset manager that was not in the chain of title on the transferred assets could not be required to “retain” risk that it had never held. Although the LSTA Decision is limited by its terms to asset managers of open market CLOs, the court’s analysis may have broader implications with respect to compliance with the Risk Retention Rule, especially in the context of managed funds that utilize securitizations. Even though we have an Adviser, we may be considered a securitizer or sponsor of securitizations, requiring us to hold risk retention in accordance with the Risk Retention Rule.

The current regulatory environment may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act, including provisions setting forth capital and risk retention requirements. On February 3, 2017, President Trump signed an executive order calling for the administration to review U.S. financial laws and regulations in order to determine their consistency with a set of core principles identified in the order. The full scope of President Trump’s short-term legislative agenda is not yet fully known, but it may include certain deregulatory measures for the U.S. financial services industry, including changes to FSOC, the Volcker Rule and credit risk retention requirements, among other areas. In particular, the Economic Growth Act makes certain modifications to post-financial crisis regulatory requirements, including, among other things, improving consumer access to mortgage credit and tailoring regulations for certain bank holding companies, including raising the relevant thresholds for the application of the U.S. Federal Reserve’s enhanced prudential standards, as well as for the designation by the FSOC of non-bank financial companies as systemically important. While the Economic Growth Act will result in significant modifications to certain aspects of the Dodd-Frank Act and other post-financial crisis regulatory requirements, the immediate impact of the Economic Growth Act remains uncertain, as many of the provisions of the Economic Growth Act must be implemented through regulations issued by the federal regulatory agencies. Furthermore, on July 17, 2018, the relevant federal regulatory agencies released a notice of proposed rulemaking to amend certain parts of the Volcker Rule, and the period to receive comments to the proposal ended on October 17, 2018. Until a final version of the proposal is issued, it is not possible at this time to predict with certainty what impact any potential final amendments might have.

These legislative developments, and other proposed regulations affecting securitization, could alter the structure of securitizations in the future, pose additional risks to our participation in future securitizations or reduce or eliminate the economic incentives for participating in future securitizations, increase the costs associated with our origination, securitization or acquisition activities, or otherwise increase the risks or costs of our doing business.

Risks Related to Investments in Derivatives

We may invest in derivative instruments, which have certain inherent risks that could subject us to increased risk of loss on our investments.

Subject to maintaining our qualification as a REIT and our exclusion from the 1940 Act, we may invest in derivative instruments for any purpose, including in connection with hedging activities. Derivatives are subject to a number of risks described in this prospectus such as interest rate risk, market risk, liquidity risk, credit risk and counterparty risk. They also involve the risk of mispricing or improper or subjective valuation, the risk of ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The prices of derivative instruments and the payments made pursuant to derivatives, including futures and options, are highly volatile. Price movements of derivatives are influenced by, among other things, changes in the value of the assets underlying them, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, because many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Our assets are also subject to the risk of the failure of any of the exchanges on which our positions trade or of our clearinghouses or counterparties.

We may buy or sell (write) both call options and put options, and when we write options, we may do so on a “covered” or an “uncovered” basis. A call option is “covered” when the writer owns securities of the same class and amount as those to which the call option applies. A put option is covered when the writer has an open short position in securities of the relevant class and amount. Our option transactions may be part of a hedging strategy (i.e., offsetting the risk involved in another securities position) or a form of leverage, in which we will have the right to benefit from price movements in a large number of securities with a small commitment of capital. These activities involve risks that can be substantial, depending on the circumstances.

In general, without taking into account other positions or transactions we may enter into, the principal risks involved in options trading can be described as follows: when we buy an option, a decrease (or inadequate increase) in the price of the underlying security in the case of a call, or an increase (or inadequate decrease) in the price of the underlying security in the case of a put, could result in a total loss of our investment in the option (including commissions). We could mitigate those losses by selling short, or buying puts on, the securities for which we hold call options, or by taking a long position (e.g., by buying the securities or buying calls on them) in securities underlying put options.

When we sell (write) an option, the risk can be substantially greater than when we buy an option. The seller of an uncovered call option bears the risk of an increase in the market price of the underlying security above the exercise price. The risk is theoretically unlimited unless the option is “covered,” in which case we would forego the opportunity for profit on the underlying security only to the extent the market price of the security rises above the exercise price. If the price of the underlying security were to drop below the exercise price, the premium received on the option (after transaction costs) would provide profit which, in the case of a covered call, would reduce or offset any loss we might suffer as a result of owning the security.

We may invest in credit default swaps, total return swaps and other credit derivatives, which are subject to risks associated with the market value of the underlying asset, counterparty risk and legal, tax and market uncertainties.

Subject to maintaining our qualification as a REIT, our no action position with the CFTC with respect to commodity pool operator status and our exclusion under the 1940 Act, we may have exposure to credit default swaps, total return swaps and other credit derivatives in connection with our investments and/or may enter into such derivatives for hedging purposes. We may be required to post initial or variation margin with respect to such swaps, which may make it more expensive for us to enter into such swaps and may require greater liquidity management. These transactions generally provide for the transfer from one counterparty to another of certain credit risks and return characteristics inherent in the ownership of a financial asset such as a bank loan or a debt security. These risks include the risk of default and insolvency of the issuer of the underlying asset and the risk that the creditworthiness of the issuer or any collateral securing the underlying asset will decline or that credit spreads for similar assets will change (thus affecting the market value of the underlying asset). The transfer of credit risk pursuant to a credit derivative may be complete or partial, and may be for the life of the related asset or for a shorter period. Credit derivatives may be used as a risk management tool for a pool of financial assets, providing us with the opportunity to gain exposure to one or more reference loans or other financial assets, each of which is referred to as a reference asset, without actually owning the assets. In each credit derivative transaction to which we are a party, we assume the credit risk of the counterparty. In the event that we enter into a credit derivative with a counterparty that subsequently becomes insolvent or becomes the subject of a bankruptcy case, the credit derivative may be terminated in accordance with its terms and our ability to realize our rights under the credit derivative and our ability to distribute the proceeds could be adversely affected.

If we were required to register with the CFTC as a Commodity Pool Operator, it could materially adversely affect our business, financial condition and results of operations.

Under Title VII of the Dodd-Frank Act, the CFTC was given jurisdiction over the regulation of swaps. Under rules implemented by the CFTC, operators of certain entities (including many mortgage REITs) may fall within the statutory definition of commodity pool operator, or CPO, and, absent an applicable exemption or other relief from the CFTC, may be required to register with the CFTC as a CPO. As a result of numerous requests for no-action relief from CPO registration, in December 2012 the CFTC’s Division of Swap Dealer and Intermediary

Oversight, or DSIO, issued a no-action letter entitled “No-Action Relief from the Commodity Pool Operator Registration Requirement for Commodity Pool Operators of Certain Pooled Investment Vehicles Organized as Mortgage Real Estate Investment Trusts,” which permits a CPO to receive relief from registration requirements by filing a claim stating that the CPO meets the criteria specified in the no-action letter. We will submit a claim for relief within the required time period and believe we will meet the criteria for such relief. There can be no assurance, however, that the CFTC will not modify or withdraw the no-action letter in the future or that we will be able to satisfy the criteria specified in the no-action letter in order to qualify for relief from CPO registration. The CFTC regulations, interpretation and guidance with respect to commodity pools may be revised, which may affect our regulatory status or cause us to modify or terminate the use of Commodity Interests in connection with our investment program. If we were required to register as a CPO in the future or change our business model to ensure that we can continue to satisfy the requirements of the no-action relief, it could materially and adversely affect our financial condition, our results of operations and our ability to operate our business. Furthermore, we may determine to register as a CPO hereafter, and in such event we will operate in a manner designed to comply with applicable CFTC requirements, which requirements may impose additional obligations on us or our investors.

We may invest in interest rate swaps. It is possible that PIMCO will not successfully forecast future market trends, reference rates or the values of the assets, indexes or economic factors in establishing interest rate swap positions for us or that interest rate swaps will not be available to us or achieve their intended objectives.

Subject to maintaining our qualification as a REIT, our no action position from the CFTC with respect to commodity pool operator status and our exclusion from the 1940 Act, we may invest in interest rate swaps. Interest rate swaps typically involve the exchange of the two parties’ respective commitments to pay or receive interest on a notional principal amount (e.g., an exchange of floating rate payments for fixed rate payments). We may be required to post initial or variation margin with respect to such swaps, which may make it more expensive for us to enter into such swaps and may require greater liquidity management. In particular, we may seek to realize capital appreciation by entering into interest rate swaps designed to, among other things, appreciate in value in the event that the referenced interest rates increase. Such swaps may include interest rate swaps based on LIBOR, pursuant to which we would receive LIBOR and would pay a fixed interest rate determined at the time the swap is entered into. Other types of interest rate swap agreements in which we may invest include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that referenced interest rates exceed a specified rate, or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that referenced interest rates fall below a specified rate, or “floor;” and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

In addition, whether our use of interest rate swaps will be successful in furthering our investment objectives will depend on PIMCO’s ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. We will also bear the risk that PIMCO will not accurately forecast future market trends, reference rates or the values of assets, indexes or other economic factors in establishing interest rate swap positions for us. There is no assurance that interest rate swaps will be available for utilization by us, or that they will be successful in any of their intended objectives. Any termination of an interest rate swap transaction could also result in a termination payment by or to us.

We may utilize repurchase agreements to finance certain of our assets. If the counterparty to a repurchase agreement becomes insolvent or bankrupt or if the securities we retain in the repurchase agreement decline in value below the price of the securities we have sold but are obligated to repurchase under the agreement, we could incur a loss on the investment which could adversely affect our results of operations, financial condition and business.

We may finance certain of our assets through the use of repurchase agreements. Repurchase agreements would involve sales by us of certain of our securities or other investment assets to a counterparty at a discounted price (such proceeds representing the loan amount), concurrently with an agreement by us to repurchase the same securities or assets from such counterparty at a later date at a price equal to the loan amount plus an interest factor. During the repurchase agreement period, we would continue to receive principal and interest payments on the subject securities and assets. Generally, the effect of a repurchase agreement would be that we could recover and reinvest during the repurchase agreement period all or most of the cash invested in the subject securities and assets, and still be entitled to the returns generated by those securities and assets, thereby giving rise to leverage for us.

Repurchase agreements involve the risk that the market value of the securities retained by us may decline below the price of the securities we have sold but are obligated to repurchase under the agreement. In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender’s insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur. In the event the buyer of securities under a repurchase agreement files for bankruptcy or becomes insolvent, our use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce our obligation to repurchase the securities.

We may invest in reverse repurchase agreements, which may subject us to an increased risk of loss.

Subject to maintaining our qualification as a REIT, we may engage in reverse repurchase agreements with banks, broker-dealers or other parties. In a reverse repurchase agreement, we acquire ownership of a security and the seller agrees to repurchase the obligation at a future time and set price, thereby determining the yield during the holding period. In the event of the bankruptcy or other default of a seller of a reverse repurchase agreement, we could experience both delays in liquidating the underlying securities and losses including: (i) possible decline in the value of the underlying security during the period while it seeks to enforce its rights thereto, (ii) possible lack of access to income on the underlying security during this period and (iii) expenses of enforcing its rights.

We may enter into hedging transactions that may not be effective in hedging the risk we are seeking to hedge and that could expose us to contingent liabilities in the future.

Subject to maintaining our qualification as a REIT and our exclusion from the 1940 Act, as part of our investment strategy, we may enter into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Subject to maintaining our qualification as a REIT and our exclusion from the 1940 Act, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates, including interest rate swaps. Our hedging activity may vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

•	due to a credit loss, the duration of the hedge may not match the duration of the related liability;

•

the amount of income that a REIT may earn from hedging transactions (other than hedging transactions that satisfy certain requirements of the Internal Revenue Code or that are done through TRSs) to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

In addition, we may fail to recalculate, readjust and execute hedges in an efficient manner.

Any hedging activity in which we engage may materially and adversely affect our results of operations and cash flows. Therefore, while we may enter into such transactions seeking to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving any intended hedge and expose us to risk of loss.

Hedging instruments involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates, we may increase our hedging activity and, thus, increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. A liquid secondary market may not exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

Our hedging strategies are generally not designed to mitigate spread risk.

When the market spread widens between the yield on our assets and benchmark interest rates, our net book value could decline if the value of our assets falls by more than the offsetting fair value increases on our hedging instruments tied to the underlying benchmark interest rates. We refer to this scenario as an example of “spread risk” or “ basis risk.” The spread risk associated with our mortgage assets and the resulting fluctuations in fair value of these securities can occur independently of changes in benchmark interest rates and may relate to other factors impacting the mortgage and fixed income markets, such as actual or anticipated monetary policy actions by the U.S. Federal Reserve, market liquidity, or changes in required rates of return on different assets. Consequently, while we may use interest rate swaps, Eurodollar futures, U.S. Treasury note futures, put options and interest rate swap futures and other supplemental hedges to attempt to protect against moves in interest rates, such instruments typically will not protect our net book value against spread risk, which could adversely affect our financial condition and results of operations.

Should we choose not to pursue, or fail to qualify for, hedge accounting treatment, our operating results may suffer because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction or item.

We intend to record derivative and hedging transactions in accordance with accounting principles generally accepted in the U.S., or GAAP. We may choose not to pursue, or fail to qualify for, hedge accounting treatment. If we were to pursue hedge accounting treatment, we could fail to qualify for a number of reasons, including the use of instruments that do not meet the GAAP definition of a derivative (such as short sales), failure to satisfy GAAP hedge documentation or hedge effectiveness assessments conclude that our instruments are not highly effective. If we choose not to pursue, or fail to qualify for, hedge accounting treatment, while the fundamental economic performance of our business would be unaffected, our operating results may be materially adversely affected, as losses on the derivatives we enter into would be recorded in net income, rather than other comprehensive income, a component of stockholders’ equity.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our consolidated financial statements.

Accounting rules for transfers of financial assets, securitization transactions, consolidation of variable interest entities and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders. Changes in accounting interpretations or assumptions could impact our consolidated financial statements and our ability to timely prepare our consolidated financial statements. Our inability to timely prepare our consolidated financial statements in the future would likely adversely affect our stock price significantly.

Risks Related to Our Investments

We have not yet identified any specific assets and you will not be able to evaluate any proposed assets before purchasing our common stock.

We have not yet identified any specific assets for our portfolio and, thus, you will not be able to evaluate any proposed assets before purchasing shares of our common stock. Additionally, our assets will be selected by PIMCO and our stockholders will not have input into such investment decisions. Both of these factors will increase the uncertainty and, thus, the risk of investing in shares of our common stock.

We may not be able to identify assets that meet our investment objective. Similarly, we may not be successful in consummating any investment opportunities we identify and it is possible that one or more investments we may make using the net proceeds of this offering may not generate revenue, income or cash flow. Our inability to do any of the foregoing likely would materially and adversely affect our results of operations and cash flows and our ability to make distributions to our stockholders.

We may not realize gains or income from our investments, which could cause the value of our common stock to decline.

We will seek to generate both current income and capital appreciation from our investments. However, it is possible that investments in our Target Assets will not appreciate in value and some investments may decline in value. In addition, the obligors on our investments may default on, or be delayed in making, interest and/or principal payments, especially given that our current investment strategies may include sub-performing and non-performing loans. Accordingly, we are subject to an increased risk of loss and may not be able to realize gains or income from our investments. Moreover, any gains that we do realize may not be sufficient to offset our losses and expenses.

PIMCO’s due diligence of potential investment opportunities may not identify all relevant risks that could materially affect our business, financial condition, liquidity and results of operations.

PIMCO’s due diligence of potential investment opportunities may not identify all relevant risks. In particular, investments that initially appear to be viable may prove not to be over time due to economic, legal, political or other factors. In addition, because the successful implementation of our investment strategy depends, in part, on PIMCO’s ability to successfully predict and take advantage of changing market conditions, to the extent PIMCO is unable to do so, returns may be adversely affected. These considerations are particularly relevant during times of heightened economic uncertainty. PIMCO’s inability to do any of the foregoing could materially and adversely affect our business, financial condition, liquidity and results of operations.

We may allocate the net proceeds from this offering to investments with which you may not agree.

We will have significant flexibility in investing the net proceeds of this offering. You will be unable to evaluate the manner in which the net proceeds of these offerings will be invested or the economic merit of our expected investments and, as a result, we may use the net proceeds to invest in investments with which you may not agree. The failure of PIMCO to apply these proceeds effectively or find investments that meet our investment criteria in sufficient time or on acceptable terms could result in unfavorable returns, which could cause a material adverse effect on our business, financial condition, liquidity and results of operations. Because assets we expect to acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell mortgage-related assets at an opportune time.

We may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors which impose limitations on our control of the property under applicable agreements with joint venture partners and expose us to risks that our joint venture partners may become bankrupt or have economic or business interests inconsistent with our economic or business interests.

We may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors. Joint venture investments involve various risks, including the risk that we will not be able to implement investment decisions or exit strategies because of limitations on our control of the property under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic and/or business interests or goals that are inconsistent with our business and/or economic interests, the risk that a joint venture partner may be in a position to take action contrary to our objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans because of risks arising under state law. In addition, we may be liable for actions of our joint venture partners. If one of our joint venture partners violates the laws we are subject to, such as the applicable provisions of the HOEPA, the Dodd-Frank Act, laws issued by the Consumer Financial Protection Bureau or any of the financial regulatory agencies, we could be subject to monetary penalties which would adversely affect our results of operations, financial condition and business.

Many of our assets may be illiquid, for which reliable market quotations are not available and are based on inherent uncertainties and the resulting values may differ from values that would have been determined had a ready market existed for such securities, and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many of our Target Assets, such as MSRs, mortgage-related and other debt/equity assets, may be illiquid. Given the absence of an active securitization market, any mortgage loans we acquire or originate may not be able to be disposed of in a timely manner. Similarly, we expect generally that any securities we purchase will be in connection with privately negotiated transactions that will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. Generally, we will not be able to sell these securities publicly without the expense and time required to register the securities under the Securities Act of 1933, as amended, or the Securities Act, if the obligors agree to do so, or will be able to sell the securities only under Rule 144 or other rules under the Securities Act which permit only limited sales under specified conditions. In addition, the ability to quickly sell certain of our investments, such as certain securities and MSRs, may be constrained by a number of factors, including a small number of willing buyers, lack of transparency as to current market terms and price and time delays resulting from the buyer’s desire to conduct due diligence on the assets, negotiation of a purchase and sale agreement, compliance with any applicable contractual or regulatory requirements, and for certain assets like MSRs, the need for certain approvals from the investor in the underlying mortgage loan (e.g., Fannie Mae or Freddie Mac), all of which can result in a sale process that takes several weeks or months. Furthermore, we may face other restrictions on our ability to liquidate an investment in an entity to the extent that we have or could be attributed with material non-public information regarding such entity. Moreover, turbulent market conditions, such as those currently in effect, could significantly and negatively impact the liquidity of our assets. Illiquid assets typically experience greater price volatility, as a ready market does not exist, and can be more difficult to value. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value maintained for it in our records, which would adversely affect our results of operations, financial condition and business. Furthermore, we may face other restrictions on our ability to liquidate an asset in an entity to the extent that we have or could be attributed with material non-public information regarding such entity.

In addition, the process of valuing securities for which reliable market quotations are not available is based on inherent uncertainties, and the resulting values may differ from values that would have been determined had a ready market existed for such securities, from values placed on such securities by other investors and from prices at which such securities may ultimately be sold. In addition, third-party pricing information may at times not be available regarding certain of our assets. Disruptions in the credit markets could result in lack of liquidity for many securities, make them more difficult to value and put downward pressure on prices.

Our investments may be concentrated and will be subject to risk of default.

We are not required to observe specific diversification criteria. Therefore, our investments in our Target Assets may at times be concentrated in relatively few strategies, industries, markets, including property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset or a single economic, political or regulatory occurrence may result in declines in value or defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders. Difficult conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets have resulted in a significant contraction in liquidity for mortgages and mortgage-related assets, which may adversely affect the value of the assets in which we intend to invest.

Interest rate mismatches between our assets and any borrowings used to fund purchases of our assets may reduce our income during periods of changing interest rates.

We expect that some of our assets will be fixed-rate securities or will have a fixed-rate component (such as hybrid mortgage loans and RMBS). This means that the interest we earn on these assets will not vary over time based upon changes in a short-term interest rate index. Although the interest we earn on our adjustable-rate mortgage loans and RMBS generally will adjust for changing interest rates, the interest rate adjustments may not occur as quickly as the interest rate adjustments contained in our borrowings. Therefore, to the extent we finance our assets, the interest rate indices and repricing terms of our assets and their funding sources will create an interest rate mismatch between our assets and liabilities. Additionally, our adjustable-rate RMBS will generally be subject to interest rate caps, which potentially could cause such RMBS to acquire many of the characteristics of fixed-rate securities if interest rates were to rise above the cap levels. This issue will be magnified to the extent we acquire adjustable-rate and hybrid mortgage assets that are not based on mortgages which are fully indexed. In addition, adjustable-rate and hybrid mortgage assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on such assets than we would need to pay the interest cost on our related borrowings. The use of interest rate hedges also would introduce the risk of other interest rate mismatches and exposures, as will the use of other financing techniques. During periods of changing interest rates, these mismatches could cause our business, financial condition and results of operations and ability to make distributions to our stockholders to be materially adversely affected.

The loans in which we will invest, either directly or indirectly (through RMBS or otherwise), are subject to delinquency, foreclosure and loss, which could result in losses to us.

Residential mortgage loans are typically secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. These risks are greater for sub-performing and non-performing loans. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers’ abilities to repay their loans. In addition, we intend to invest in RMBS that are not guaranteed by GSEs such as Fannie Mae and Freddie Mac and, in the case of Ginnie Mae, the U.S. government. The ability of a borrower to repay these loans or other financial assets is dependent upon the income or assets of the borrower.

In the event of any default under a mortgage or other real estate-related loan held directly by us or indirectly (through RMBS or otherwise), we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan or other real estate-related loan, which could have a material adverse effect on our cash flow from operations. In the event of the bankruptcy of a mortgage loan borrower or other real estate-related loan borrower, the loan to that borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. RMBS evidence interests in or are secured by pools of residential mortgage loans. Accordingly, the RMBS in which we intend to invest are subject to all of the risks of the respective underlying mortgage loans.

Rapid changes in the values of our residential mortgage loans and other real estate-related assets may make it more difficult for us to maintain our qualification as a REIT or exclusion from registration under the Investment Company Act.

If the market value or income potential of our residential mortgage loans and other real estate-related assets declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase certain real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exclusion from registration under the 1940 Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of certain investments. We may have to make investment decisions that we otherwise would not make absent our REIT and 1940 Act considerations.

We anticipate that a portion of the residential mortgage loans that we acquire will be or may become sub-performing or non-performing loans, which increases our risk of loss of our investment.

We anticipate that we will acquire distressed residential mortgage loans and mortgage-related assets where the borrower has failed to make timely payments of principal and/or interest. Our investments in distressed assets may include, among other assets, investments in bonds, loans, notes and other obligations and securities, including derivatives relating to any of the foregoing, of issuers experiencing, or expected to experience, financial stress or distress, which may include supporting and/or participating in the provision of debtor-in-possession, or DIP, financing or rescue loans. We may also acquire performing or reperforming loans that subsequently become sub-performing or non-performing. Under current market conditions, it is likely that many of these loans will have current loan-to-value ratios in excess of 100%, meaning the amount owed on the loan exceeds the value of the underlying real estate. Further, the borrowers on those loans may be in economic distress and/or may have become unemployed, bankrupt or otherwise unable to make payments when due. By their nature, these investments are considered speculative and entail substantial risks that are generally higher than the risks of investments in performing assets and securities of issuers that are not under financial distress. In particular, defaulted obligations might be repaid, if at all, only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments and the amount of any recovery may be affected by the relative security of our investment in the issuer’s capital structure. In addition, these investments are more likely to be challenged as fraudulent conveyances and amounts paid on these investments may be subject to avoidance as a preference under certain circumstances. Any loss we incur may be significant and may reduce distributions to our stockholders and adversely affect the market value of our shares of common stock. There are no limits on the percentage of sub-performing and non-performing assets we may hold.

In addition, certain non-performing or sub-performing loans that we acquire may have been originated by financial institutions that are or may become insolvent, suffer from serious financial stress or are no longer in existence. As a result, the standards by which the loans were originated, the recourse to the selling institution, and/or the standards by which the loans are being serviced or operated may be adversely affected. Further, loans on properties operating under the close supervision of a mortgage lender are, in certain circumstances, subject to certain additional potential liabilities that may exceed the value of our investment.

In the future, it is possible that we may find it necessary or desirable to foreclose on some, if not many, of the loans we acquire, and the foreclosure process may be lengthy and expensive. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force the lender into a modification of the loan or a favorable buy-out of the borrower’s position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related property collateral, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and, thus, increase the loss. Any such reductions could materially and adversely affect the value of the loans in which we intend to invest.

Whether or not PIMCO has participated in the negotiation of the terms of any such loans, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and, thus, increase the loss.

Whole loans are also subject to “special hazard” risk (property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies), and to bankruptcy risk (reduction in a borrower’s debt by a bankruptcy court). In addition, claims may be assessed against us on account of our position as lender or property owner, including responsibility for tax payments, environmental hazards and other liabilities, which could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

We may invest in RMBS, which are subject to significant risks.

RMBS are subject to the risk of prepayment on the loans underlying such securities (including voluntary prepayments by the obligors and liquidations due to default and foreclosures). Generally, prepayment rates increase when interest rates fall and decrease when interest rates rise. Prepayment rates are also affected by other factors, including economic, demographic, tax, social and legal factors. To the extent that prepayment rates are different than anticipated, the average yield of investments in RMBS may be adversely affected. The interest rate sensitivity of any particular pool of loans depends upon the allocation of cash flow from the underlying mortgage loans. Certain types of RMBS contain complex interest rate and cash flow provisions and may be highly volatile with respect to market value, yield and total return to maturity.

The underlying mortgages that collateralize the RMBS in which we may invest will frequently have caps and floors which limit the maximum amount by which the loan rate to the residential borrower may change up or down (1) per reset or adjustment interval and (2) over the life of the loan. Some residential mortgage loans restrict periodic adjustments by limiting changes in the borrower’s monthly principal and interest payments rather than limiting interest rate changes. These payment caps may result in negative amortization. In addition, because of the pass-through of prepayments of principal on the underlying securities, MBS are often subject to more rapid prepayment of principal than their stated maturity would indicate.

The market value of RMBS will generally vary inversely with changes in market interest rates, declining when interest rates rise and rising when interest rates decline. However, RMBS, while having comparable risk of decline during periods of rising rates, usually have less potential for capital appreciation than other investments of comparable maturities due to the likelihood of increased prepayments of mortgages as interest rates decline. In addition, to the extent RMBS are purchased at a premium, mortgage foreclosures and unscheduled principal prepayments generally will result in some loss of the holders’ principal to the extent of the premium paid. RMBS are subject to whole loan risk, residential mortgage loan risks and credit risk that the underlying loans will not be paid by debtors or by credit insurers or guarantors of such instruments.

In addition, RMBS are subject to extension risk. During periods of rising interest rates, the average life of certain types of RMBS may be extended because of slower than expected principal payments. This could in effect result in locking in a below-market interest rate, increasing the security’s duration and reducing the value of the security. Extension risk may be heightened during periods of adverse economic conditions generally, as payment rates decline due to higher unemployment levels and other factors.

We may invest in subordinated RMBS that involve greater credit risk of default than senior classes of the issue or series, which may result in losses to us.

We may invest in RMBS that are subordinate in right of payment and rank junior to other securities that are secured by or represent an ownership interest in the same pool of assets. Investments in subordinated RMBS involve greater credit risk of default than the senior classes of the issue or series. Many of the default-related risks of “whole loan” mortgages will be magnified in subordinated securities. Default risks may be further pronounced in the case of RMBS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying loans. Certain subordinated securities, first loss securities, absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. Such securities therefore possess some of the attributes typically associated with equity investments. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated securities, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying RMBS to make principal and interest payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments, including the notes that may be issued in our future securitization transactions for which we would be required to retain a portion of the credit risk, may be rated by rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value and liquidity of our investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

It may be uneconomical to “roll” TBA dollar roll transactions, or we may be unable to meet margin calls on our TBAs contracts, which could negatively affect our financial condition and results of operations.

We may enter into TBAs as a means of investing in and financing Agency RMBS. A TBA is a forward-settling contract to purchase or sell an Agency MBS of a specified issuer at a predetermined price, face amount, coupon and stated maturity on an agreed-upon future date. In a TBA dollar roll transaction, TBAs with the same terms but different settlement dates are simultaneously bought and sold. The TBA settling in the later month typically prices at a discount to the TBA settling in the earlier month. This difference, or “drop,” is a reflection of the expected interest income from an investment in similar Agency MBS, less an implied cost of financing, that would be foregone as a result of settling the TBA in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because, in the TBA dollar roll market, the party providing the implied financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, “TBA dollar roll income” generally represents the economic equivalent of the interest income earned on the underlying Agency MBS, less an implied cost of financing. Consequently, TBA dollar roll transactions and such forward purchases of Agency MBS represent a form of off-balance sheet financing and increase our “at risk” leverage.

The economic return of a TBA dollar roll transactions generally equates to interest income on a generic TBA-eligible security less an implied cost of financing, and there may be situations in which the implied cost of financing exceeds the interest income, resulting in a negative carry on the position. If we roll our TBA dollar roll positions when they have a negative carry, the positions would decrease net income and amounts available for distributions to stockholders.

There may be situations in which we are unable or unwilling to roll our TBA dollar roll positions. The TBA transaction could have a negative carry or otherwise be uneconomical, we may be unable to find counterparties with whom to trade in sufficient volume, or we may be required to collateralize the TBA positions in a way that is uneconomical. Because TBA dollar rolls represent implied financing, an inability or unwillingness to roll has effects similar to any other loss of financing. If we do not roll our TBA positions prior to the settlement date, we would have to take physical delivery of the underlying securities and settle our obligations for cash. We may not have sufficient funds or alternative financing sources available to settle such obligations. Counterparties may also make margin calls as the value of a generic TBA-eligible security (and therefore the value of the TBA) declines. Margin calls on TBA positions or failure to roll TBA positions could adversely affect our financial condition and liquidity.

Certain investments in whole loans may require us to purchase less desirable mortgage assets as part of an otherwise desirable pool of mortgage assets which could subject us to additional risks relating to the less desirable mortgage assets.

If we choose to acquire whole loans, we may be required to purchase other types of mortgage assets as part of an available pool of mortgage assets in order to acquire the desired whole loans. These other mortgage assets may include mortgage assets that subject us to additional risks. Acquisition of less desirable mortgage assets may impair our performance and reduce the return on our investments.

Preferred equity investments involve a greater risk of loss than traditional debt financing.

We may acquire or invest in preferred equity in entities that directly or indirectly own residential real estate. However, we do not have any specific policy with respect to allocations in preferred equity investments and our charter contains no limitations on the percentage we may invest in this asset class. Preferred equity investments are subordinate to debt financing and are not secured. Should the issuer default on our investment, we would only be able to proceed against the entity that issued the preferred equity in accordance with the terms of the preferred security, and not any property owned by the entity. Furthermore, in the event of bankruptcy or foreclosure, we would only be able to recoup our investment after any lenders to the entity are paid. As a result, we may not recover some or all of our investment, which could result in losses.

An increase in our borrowing costs relative to the interest we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to our stockholders.

Borrowing rates are currently at historically low levels that may not be sustained in the long run. As the repurchase agreements and other short-term borrowings that we expect to enter into following the completion of this offering mature, we will be required either to enter into new borrowings or to sell certain of our assets. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between the returns on our assets and the cost of our borrowings. This would adversely affect the returns on our assets, which might reduce earnings and, in turn, cash available for distribution to our stockholders. In addition, because repurchase agreements and warehouse facilities are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to secure continued financing. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we may have to curtail our asset acquisition activities and/or dispose of assets.

We expect that certain of our financing facilities may contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

We expect that certain of our financing facilities may contain restrictions, covenants and representations and warranties that, among other things, may require us to satisfy specified financial, asset quality, loan eligibility and loan performance tests. If we fail to meet or satisfy any of these covenants or representations and warranties, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their respective interests against collateral pledged under such agreements and restrict our ability to make additional borrowings. We also expect that some of our financing agreements will contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

The covenants and restrictions we expect in our financing facilities may restrict our ability to, among other things:

•	incur or guarantee additional debt;

•	make certain investments or acquisitions;

•	make distributions on or repurchase or redeem stock;

•	engage in mergers or consolidations;

•	finance mortgage loans and other debt instruments with certain attributes;

•	reduce liquidity below certain levels;

•	grant liens or incur operating losses for more than a specified period;

•	enter into transactions with affiliates; and

•	hold mortgage loans for longer than established time periods.

These restrictions may interfere with our ability to obtain financing, including the financing needed to acquire assets necessary for our qualification as a REIT, or to engage in other business activities, which may significantly limit or harm our business, financial condition, liquidity and results of operations. A default and resulting repayment acceleration could significantly reduce our liquidity, which could require us to sell our assets to repay amounts due and outstanding. This could also significantly harm our business, financial condition, results of operations, and our ability to make distributions, which could cause the value of our common stock to decline. A default will also significantly limit our financing alternatives such that we will be unable to pursue our leverage strategy, which could curtail the returns on our assets.

We may acquire non-U.S. investments which are subject to various risks unique to international investments including foreign currency exchange risks and geopolitical risks.

We may invest in securities or obligations collateralized by assets located outside of the United States and may invest in an issuer organized outside the United States or the principal place of business of which is located outside the United States. These investments, in addition to bearing the risks generally discussed herein, are also subject to fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, less developed securities markets, difficulties in managing international operations, potentially adverse tax consequences, different or less rigorous accounting, auditing and financial reporting standards, practices and requirements than those in the United States, enhanced accounting and control expenses and the burden of complying with a wide variety of foreign laws.

We may invest in Alt-A and Subprime mortgage loans or RMBS collateralized by Alt-A and Subprime mortgage loans, which are subject to increased risks.

We may invest in Alt-A and Subprime mortgage loans or RMBS backed by collateral pools of Alt-A and Subprime mortgage loans. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, Alt-A and Subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. These loans are also more likely to be negatively impacted by governmental interventions, such as mandated modification programs or foreclosure moratoria, bankruptcy cramdown, regulatory enforcement actions and other requirements. Thus, because of the higher delinquency rates and losses associated with Alt-A and Subprime mortgage loans, the performance of Alt-A and Subprime mortgage loans or RMBS backed by Alt-A and Subprime mortgage loans in which we may invest could be correspondingly adversely affected, which could adversely impact our results of operations, financial condition and business.

Increases in interest rates could adversely affect the value of our assets and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

In a normal yield curve environment, many of the types of assets included in our Target Assets will generally decline in value if long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders.

A significant risk associated with these assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increased significantly, the market value of these assets could decline, and the duration and weighted-average life of the assets could increase. We could realize a loss if the securities were sold. At the same time, an increase in short-term interest rates would increase the amount of interest owed on the repurchase agreements we may enter into to finance the purchase of these securities. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs will generally increase more rapidly than the interest income earned on our assets. In 2017, the yield curve experienced a significant flattening due to various factors, including the U.S. Federal Reserve’s increase in short term interest rates and a continued strong demand for longer duration, fixed-income assets.

Because our investments will generally bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net interest margin, net income, book value and the market value of our net assets. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income.

Market values of our assets may decline without any general increase in interest rates for a number of reasons, such as increases or expected increases in defaults, increases or expected increases in voluntary prepayments for those assets that are subject to prepayment risk or widening of credit spreads.

In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets, net of credit losses, and financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and the market value of our assets. The severity of any such decrease would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase.

We may not control the servicing of mortgage loans in which we invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

We expect that third parties will provide us with mortgage servicing services, and their responsibilities will include all services and duties customary to servicing and sub-servicing mortgage loans in a diligent manner consistent with prevailing mortgage loan servicing standards, such as the collection and remittance of payments on our mortgage loans, administration of mortgage escrow accounts, collection of insurance claims and foreclosure. Should a servicer experience financial or operational difficulties, it may not be able to perform these services or these services may be curtailed, including any obligation to advance payments of amounts due from delinquent loan obligors. For example, typically a servicer’s obligation to make advances on behalf of a delinquent loan obligor is limited to the extent that it does not expect to recover the advances from the ultimate disposition of the collateral pledged to secure the loan. In addition, as with any external service provider, we are subject to the risks associated with inadequate or untimely services for other reasons such as fraud, negligence, errors, miscalculations or other reasons. The ability of a servicer to effectively service our portfolio of mortgage loans may be critical to our success. The failure of a servicer to effectively service our portfolio of mortgage loans would adversely impact our business, financial condition, liquidity, results of operations and our ability to make distributions to our stockholders.

We may be subject to fines, penalties or other enforcement actions based on the conduct of third-party mortgage loan servicers who service the loans underlying the MSRs we acquire, which could adversely impact our results of operations, financial condition and business.

We initially plan to contract with third-party mortgage loan servicers to perform the actual day-to-day servicing obligations on the mortgage loans underlying the MSRs we acquire. We and the mortgage loan servicers operate in a highly regulated industry and are required to comply with various federal, state and local laws and regulations. Although the servicing activity will likely be conducted in the name of the mortgage loan servicers, to the extent these servicers fail to comply with applicable laws and regulations, we could be subject to governmental actions such as denial, suspension or revocation of licenses, be fined or incur losses or be subject to lawsuits, any of which could adversely impact our results of operations, financial condition, business and reputation. While some of these laws and regulations may not explicitly hold us responsible for the legal violations of third party servicers, federal and state agencies have increasingly sought to impose such liability. Accordingly, the conduct of third party mortgage loan servicers or our failure to adequately oversee their compliance with these laws and regulations may subject us to increased regulatory risk and could result in regulatory fines, penalties, civil liabilities or other limitations in our ability to acquire and manage MSRs. Further, it is possible that a third-party servicer’s failure to comply with the new and evolving servicing rules or standards could adversely affect the value of the MSRs we acquire.

Servicer advances may not be recoverable or may take longer to recover than we expect, which could cause us to fail to achieve our targeted return on our investments in servicer advances or MSRs.

During any period in which a borrower is not making payments, a servicer is generally required under the applicable servicing agreement to advance its own funds to cover the principal and interest remittances due to investors in the loans, pay property taxes and insurance premiums to third parties, and to make payments for legal expenses and other protective advances. The servicer also advances funds to maintain, repair and market real estate properties on behalf of investors in the loans.

Repayment of servicer advances and payment of deferred servicing fees are generally made from late payments and other collections and recoveries on the related residential mortgage loan (including liquidation, insurance and condemnation proceeds) or, if the related servicing agreement provides for a “general collections backstop,” from collections on other residential mortgage loans to which such servicing agreement relates. The rate and timing of payments on servicer advances and deferred servicing fees are unpredictable for several reasons, including the following:

•

payments on the servicer advances and the deferred servicing fees depend on the source of repayment, and whether and when the related servicer receives such payment (certain servicer advances are reimbursable only out of late payments and other collections and recoveries on the related residential mortgage loan, while others are also reimbursable out of principal and interest collections with respect to all residential mortgage loans serviced under the related servicing agreement, and as a consequence, the timing of such reimbursement is highly uncertain);

•

the length of time necessary to obtain liquidation proceeds may be affected by conditions in the real estate market or the financial markets generally, the availability of financing for the acquisition of the real estate and other factors, including, but not limited to, government intervention;

•

the length of time necessary to effect a foreclosure may be affected by variations in the laws of the particular jurisdiction in which the related mortgaged property is located, including whether or not foreclosure requires judicial action;

•

the requirements for judicial actions for foreclosure (which can result in substantial delays in reimbursement of servicer advances and payment of deferred servicing fees), which vary from time to time as a result of changes in applicable state law; and

•

the ability of the related servicer to sell delinquent residential mortgage loans to third parties prior to a sale of the underlying real estate, resulting in the early reimbursement of outstanding unreimbursed servicer advances in respect of such residential mortgage loans.

As home values change, the servicer may have to reconsider certain of the assumptions underlying its decisions to make advances. In certain situations, its contractual obligations may require the servicer to make certain advances for which it may not be reimbursed. In addition, when a residential mortgage loan defaults or becomes delinquent, the repayment of the advance may be delayed until the residential mortgage loan is repaid or refinanced, or a liquidation occurs. To the extent that one of our servicing partners fails to recover the servicer advances in which we have invested, or takes longer than we expect to recover such advances, the value of our investment could be adversely affected and we could fail to achieve our expected return and suffer losses.

Servicing agreements related to residential mortgage securitization transactions generally require a residential mortgage servicer to make servicer advances in respect of serviced residential mortgage loans unless the servicer determines in good faith that the servicer advance would not be ultimately recoverable from the proceeds of the related residential mortgage loan, mortgaged property or mortgagor. In many cases, if the servicer determines that a servicer advance previously made would not be recoverable from these sources, the servicer is entitled to withdraw funds from the related custodial account in respect of payments on the related pool of serviced mortgages to reimburse the related servicer advance. This is what is often referred to as a “general collections backstop.” The timing of when a servicer may utilize a general collections backstop can vary (some contracts may require actual liquidation of the related loan first, while others may not), and contracts may vary in terms of the types of servicer advances for which reimbursement from a general collections backstop is available. Accordingly, a servicer may not ultimately be reimbursed if both (i) the payments from related loan, property or mortgagor payments are insufficient for reimbursement, and (ii) a general collections backstop is not available or is insufficient. Also, if a servicer improperly makes a servicer advance, it would not be entitled to reimbursement. There can be no assurance regarding future recovery rates related to our portfolio.

To the extent we enter into the mortgage loan servicing business, if we are unable to provide adequate and timely loan servicing it may negatively affect our results of operations.

We initially intend to contract with third-parties for the servicing of all the mortgage loans that we may acquire or originate. In the future, we may seek to build or acquire an internal loan servicing capability. If we do so, our operations, performance and liabilities are subject to risks associated with inadequate or untimely servicing. Poor performance by a servicer may result in greater than expected delinquencies and losses on our mortgage loans or, to the extent we securitize our loans, in our resulting exposure to investors, bond holders, bond insurers or others. If we were to commit a material breach of our obligations as a servicer or master servicer, we could be subject to termination if the breach is not cured within a specified period of time following notice, causing us to lose master servicing income. In addition, we could be required to indemnify the securitization trustee against losses from any failure by us to perform the servicing obligations properly. Recent announcements of deficiencies in foreclosure documentation by several large servicers have raised various concerns relating to foreclosure practices. If we should ever experience similar issues, we might not be able to foreclose promptly on the properties underlying any of our mortgage loans that are in default and the related foreclosure delay could materially and adversely impact our financial results.

Investing in MSRs may expose us to additional risks.

Investing in MSRs may subject us to certain risks, including the following:

•

Investments in MSRs are highly illiquid and subject to numerous restrictions on transfer and, as a result, there is risk that we would be unable to locate a willing buyer or get required approval to sell MSRs in the future should we desire to do so.

•

Rights to the servicing fees that exceed the compensation to the servicer for performance of servicing duties (including advance obligations), or the Excess MSR, will be subordinate to the interests of Fannie Mae, Freddie Mac and Ginnie Mae, and will be subject to extinguishment. Fannie Mae and Freddie Mac each require approval of the sale of Excess MSRs pertaining to their respective MSRs. We will likely enter into acknowledgment agreements or subordination of interest agreements with them, which will acknowledge our subordinated rights.

•	Changes in minimum servicing compensation for agency loans could occur at any time and could negatively impact the value of the income derived from MSRs.

•

Prepayment rates also significantly affect the value of MSRs because such rights are priced on an assumption of a stable prepayment rate. If the prepayment rate is significantly greater than expected, the fair value of the MSRs could decline and we may be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in the prepayment rate could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less than what we paid for such assets.

Our inability to successfully manage these and other risks related to investing in MSRs may adversely affect our results of operations, financial condition and business.

Our ability to own and manage certain MSRs may be subject to terms and conditions established by the GSEs, which are subject to change.

Our ability to own and manage certain MSRs may be subject to compliance with selling and servicing guidelines, and minimum capital requirements that the GSEs may impose from time to time at their discretion. Failure to meet such guidelines and conditions could result in the failure to be approved or unilateral termination of approved status by one or more GSEs. In addition, the implementation of more restrictive or operational intensive guidance may increase the costs associated with owning and managing MSRs as well as our ability to finance MSRs.

GSEs generally require mortgage servicers to be paid a minimum servicing fee for the services provided. Changes in minimum servicing fee amounts for loans purchased or guaranteed by government-related entities could occur at any time and could negatively impact the value of the income derived from MSRs on new origination that we may acquire in the future.

Certain licenses and approvals may be required to purchase, hold, enforce or sell residential mortgage loans or MSRs, or to secure financing with servicer advances, and we may not be able to obtain and/or maintain such licenses and approvals.

Certain jurisdictions require a license to purchase, hold, enforce or sell residential mortgage loans or MSRs. In addition, Agencies may require approvals to secure financing on servicer advances. We currently do not have any such licenses or approvals. In the event that any licensing or approval requirement is applicable to us, there can be no assurance that we will obtain such licenses or approvals or, if obtained, that we will be able to maintain them. Our failure to obtain or maintain such licenses and approvals could restrict our ability to invest in residential mortgage loans, MSRs or servicer advances.

If licenses are required, there can be no assurance that we will be able to obtain all of the requisite licenses and approvals in a timely manner or at all. In addition, even if we obtain necessary licenses and approvals, we may not be able to maintain them. Any of these circumstances could limit our ability to invest in residential mortgage loans, MSRs or servicer advances in the future and have a material adverse effect on us.

We may not be able to acquire MSRs.

MSRs are a component of our overall investment strategy, and our ability to source a sufficient amount of MSRs may be adversely impacted for many reasons. We may be unable to locate originators or other sellers that are able or willing to sell MSRs that meet our standards or on acceptable terms and conditions. Additionally, competition for MSRs may drive down supply or drive up prices, making it uneconomical to purchase. General economic factors, such as recession, declining home values, unemployment and high interest rates, may limit the supply of available MSRs. As a result, we may incur additional costs to acquire a sufficient volume of MSRs or be unable to acquire MSRs at a reasonable price. If we cannot source an adequate volume of MSRs on desirable terms, we may not be able to successfully achieve our investment strategy.

We may be subject to representation and warranty risk in our capacity as an owner of MSRs and seller of MSRs and other assets.

The MSRs we acquire may be subject to existing representations and warranties made to the applicable investor (including, without limitation, the GSEs) regarding, among other things, the origination and prior servicing of those mortgage loans, as well as future servicing practices following our acquisition of such MSRs. If such representations and warranties are inaccurate, we may be obligated to repurchase certain mortgage loans or indemnify the applicable investor for any losses suffered as a result of the origination or prior servicing of the mortgage loans, either of which may result in a loss. As such, the applicable investor will have direct recourse to us for such origination and/or prior servicing issues.

In connection with future sales of MSRs and other assets from time to time, we may be required to make representations and warranties to the purchasers of the assets regarding certain characteristics of those assets. If our representations and warranties are inaccurate, we may be obligated to repurchase the assets, which may result in a loss. Even if we obtain representations and warranties from the parties from whom we acquire the asset, as applicable, they may not correspond with the representations and warranties we make or may otherwise not protect us from losses. Additionally, the loan originator or other parties from whom we acquire MSRs may be insolvent or otherwise unable to honor their respective representation and warranties. For example, if representations and warranties we obtain from those parties do not exactly align with the representations and warranties we make, or if the representations and warranties made to us are not enforceable or if we cannot collect damages for a breach (e.g., due to the financial condition of the party that made the representation or warranty to us or statutes of limitations), we may incur losses.

We may experience a decline in the fair value of our assets, which could materially and adversely affect our results of operations, financial condition and our ability to make distributions to our stockholders.

A decline in the fair market value of our assets may require us to recognize an “other-than-temporary” impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. These impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we experience a decline in the fair value of our assets, our results of operations, financial condition and our ability to make distributions to our stockholders could be materially and adversely affected.

Some of our portfolio investments will be recorded at fair value and, as a result, there will be uncertainty as to the value of these investments. Furthermore, our determinations of fair value may have a material impact on our financial condition, liquidity and results of operations.

We expect that the value of some of our investments may not be readily determinable. We will value these investments quarterly at fair value, as determined in accordance with GAAP. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed. Our determinations of fair value may have a material impact on our earnings, in the case of impaired loans and other assets, trading securities and available-for-sale securities that are subject to other-than-temporary impairments, or our accumulated other comprehensive income or loss in our stockholders’ Equity, in the case of available-for-sale securities that are subject only to temporary impairments. Accordingly, the value of our common stock could be adversely affected by our determinations regarding the fair value of our investments, whether in the applicable period or in the future. Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

The MSRs we acquire will likely be recorded at fair value on our consolidated balance sheets based upon significant estimates and assumptions. The determination of the fair value of MSRs requires our management to make numerous estimates and assumptions. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying mortgage loans. The ultimate realization of the value of MSRs may be materially different than the fair values of such MSRs as may be reflected in our consolidated balance sheets as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Accordingly, there may be material uncertainty about the fair value of any MSRs we acquire.

Our investments in RMBS may be subject to significant impairment charges, which would adversely affect our results of operations.

We will be required to periodically evaluate our investments for impairment indicators. The value of an investment is impaired when our analysis indicates that, with respect to a security, it is probable that the value of the security is other-than-temporarily impaired. The judgment regarding the existence of impairment indicators is based on a variety of factors depending upon the nature of the investment and the manner in which the income related to such investment was calculated for purposes of our financial statements. If we determine that an impairment has occurred, we are required to make an adjustment to the net carrying value of the investment, which would adversely affect our results of operations in the applicable period and thereby adversely affect our ability to pay dividends to our stockholders.

Assets believed to be undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame we anticipate.

Securities that we believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame we anticipate. As a result, we may lose all or substantially all of our investment in any particular instance.

Prepayment rates may adversely affect the value of our portfolio of assets.

The value of our assets may be affected by prepayment rates on mortgage loans. If we acquire mortgage-related securities or a pool of mortgage securities, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to intrinsic value, when borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to intrinsic value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates on loans may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates. Prepayment rates also significantly affect the value of MSRs because such rights are priced on an assumption of a stable prepayment rate. If the prepayment rate is significantly greater than expected, the fair value of the MSRs could decline and we may be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in the prepayment rate could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less than what we paid for such assets.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair our investments and harm our operations.

We believe the risks associated with our business will be more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. In addition, our investment model may be adversely affected if the current economic recession continues longer or is deeper than we anticipate. Declining real estate values will likely reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect PIMCO’s ability to invest in, sell and securitize loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business and our ability to pay dividends to our stockholders.

Liability relating to environmental matters may impact the value of properties that we may acquire or the properties underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our debt investments becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us and our ability to make distributions to our stockholders.

If we own any properties, mortgage or other real estate-related loans upon a default of the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Our real estate investments are subject to risks particular to real property. These risks may result in a reduction or elimination of or return from a loan secured by a particular property.

We may own real estate directly in the future. Real estate investments are subject to various risks, including:

•	acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;

•	acts of war or terrorism, including the consequences of terrorist attacks;

•	adverse changes in national and local economic and market conditions;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	costs of remediation and liabilities associated with environmental conditions such as indoor mold; and

•	the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to pay dividends to stockholders.

Financial institutions, in their capacity as trustee, may withhold funds to cover legal costs that would otherwise be due to owners of certain residential mortgage-backed securities.

In June 2017, Wells Fargo Bank, N.A., in its capacity as trustee in 20 residential mortgage-backed securitizations, withheld more than $90 million due to the bondholders of the securities in those securitizations. The funds were withheld to cover potential legal costs in suits brought by investors to recover losses suffered during the financial crisis in which the investors claim that the trustees breached certain duties to such investors. It is not clear if Wells Fargo & Co., as trustee in other deals, will withhold funds to cover legal expenses in these other deals or whether other financial institutions, as trustees in these types of securitizations, will withhold funds for similar reasons. We have no assets or operating history and do not hold bonds in any of the 20 residential mortgage-backed securitizations where Wells Fargo Bank, N.A. withheld funds. However, if funds are withheld by trustees in securitizations where we hold securities, we could incur losses that may materially and adversely affect our financial condition and results of operations. Additionally, if other investors in RMBS expect trustees of securitizations to increasingly withhold funds, then the market value of our RMBS could decline.

Risks Related to Our Common Stock

There is no public market for our common stock and a market may never develop which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

Shares of our common stock are newly-issued securities for which there is no established trading market. We intend to apply to have our common stock listed on the NYSE under the trading symbol “PMTG.” However, there can be no assurance that an active trading market for our common stock will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock.

Some of the factors that could negatively affect the market price of our common stock include:

•	our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

•	actual or perceived conflicts of interest with PIMCO and individuals, including our executives;

•	equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

•	actual or anticipated accounting problems;

•	publication of research reports about us or the real estate industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we may incur in the future;

•	additions to or departures of the executive officers or key personnel of PIMCO or its affiliates, including PIMCO’s investment professionals;

•	speculation in the press or investment community;

•	our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

•

increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock, if we have begun to make distributions to our stockholders, and would result in increased interest expenses on our debt;

•	failure to qualify or maintain our qualification as a REIT or exclusion from the 1940 Act;

•	price and volume fluctuations in the stock market generally; and

•	general market and economic conditions, including the current state of the credit and capital markets.

Market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase.

Common stock eligible for future sale may have adverse effects on our share price.

Our board of directors has the authority, without further stockholder approval, unless such approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, to issue additional authorized shares of common stock on the terms and for the consideration it deems appropriate. We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

We are offering              shares of our common stock as described in this prospectus. We have adopted, and our stockholder has approved, the 2019 Incentive Award Plan, or the 2019 Plan, in connection with this offering. The 2019 Plan includes provisions which will permit grants of restricted common stock and other equity based awards to our independent directors, our officers, our Manager and its affiliates, personnel of our Manager and its affiliates who perform services for us, and our service providers our Manager’s personnel and our service providers.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of      days after the date of this prospectus.

Assuming no exercise of the underwriters’ over-allotment option, approximately     % of the outstanding shares of our common stock are subject to lock-up agreements. When the lock-up periods expire, these shares of common stock will become eligible for sale, in some cases subject to the requirements of Rule 144 under the Securities Act, which are described under “Shares Eligible for Future Sale.”

After the closing of this offering, we may also issue from time to time additional shares of common stock and securities convertible into, or exchangeable or exercisable for, common stock in subsequent public offerings or private placements to make new investments or for other purposes. We are not required to offer any such shares or securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share or security issuances, which may dilute the existing stockholders’ interests in us.

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock.

Also, we may issue additional shares in subsequent public offerings or private placements to acquire new assets or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issuances, which may dilute the existing stockholders’ interests in us.

We have not established a minimum distribution payment level, and we may not be able to pay distributions in the future.

We are generally required to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) each year to qualify as a REIT under the Internal Revenue Code and will be subject to corporate level tax to the extent we do not distribute at least 100% of our REIT taxable income (determined without regard to the dividends paid deduction and including net capital gains) each year. We currently intend to satisfy these distribution requirements through quarterly distributions of all or substantially all of our REIT taxable income each year, subject to certain adjustments. We have not established a minimum distribution payment level, and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this prospectus. Although we currently do not intend to do so, we could be required to sell assets, borrow funds or make a portion of our distributions in the form of taxable stock distributions or distributions of debt securities. To the extent that we are required to sell assets in adverse market conditions or borrow funds at unfavorable rates, our results of operations could be materially and adversely affected. In addition, although we currently do not intend to do so, we could be required to utilize any net proceeds of this offering to fund our quarterly distributions, which would reduce the amount of cash we have available for investing and other purposes and may be dilutive to our financial results. Funding our distributions from the net proceeds of this offering may constitute a return of capital to our investors, which would have the effect of reducing the basis of a stockholder’s investment in our common stock. For a discussion of the tax treatment of distributions on our common stock, see “U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock—Taxation of Taxable U.S. Holders of Our Common Stock—Distributions Generally.” All distributions will be made at the discretion of our board of directors and will depend on various factors, including our earnings, our financial condition, our liquidity, our debt and preferred stock covenants, maintenance of our REIT qualification, applicable provisions of the MGCL, and other factors as our board of directors may deem relevant from time to time. We believe that a change in any one of the following factors could adversely affect our results of operations and impair our ability to pay distributions to our stockholders:

•	the profitability of the investment of the net proceeds of this offering;

•	our ability to make profitable investments;

•	margin calls or other expenses that reduce our cash flow;

•	defaults in our asset portfolio or decreases in the value of our portfolio; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, we may not be able to make distributions to our stockholders at some time in the future or the level of any distributions we do make to our stockholders may not achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect us.

Investing in our common stock may involve a high degree of risk.

The investments that we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, and therefore an investment in our common stock may not be suitable for someone with lower risk tolerance.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock after this offering, the market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our earnings estimates or publication of research reports about us or the real estate or specialty finance industry;

•	increases in market interest rates that lead purchasers of our shares of common stock to demand a higher yield; changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Broad market fluctuations could negatively impact the market price of our common stock.

The stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the market price of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations, which could lead to a material decline in the market price of our common stock.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue debt or equity securities in the future, which would rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Increased regulatory oversight, changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect the market price of our common stock.

In September 2012, the U.K. government published the results of its review of LIBOR, which we refer to as the Wheatley Review. The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the British Bankers’ Association, or the BBA, to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority, or the FCA, were published and came into effect on April 2, 2013, which we refer to as the FCA Rules. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited, or the ICE Administration, has been appointed as the independent LIBOR administrator, effective February 1, 2014. On July 27, 2017, the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021, which we refer to as the FCA Announcement. It is not currently known whether ICE Administration will continue to quote LIBOR after 2021, and ICE Administration has not currently proposed alternative benchmark rate, nor has it outlined a process or schedule for introducing an alternative benchmark rate, if any.

A significant amount of MBS and mortgage loans bear interest at a rate that adjusts in accordance with LIBOR. It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, or the phasing out of LIBOR as a reference rate for securities. Any such changes may negatively affect the value of MBS and mortgage loans that adjust in accordance with LIBOR and negatively impact our ability to sell such MBS and mortgage loans. In addition, if LIBOR is phased out, some MBS and mortgage loans held by us may under the terms of their documentation be permitted to switch from LIBOR to another benchmark, which could result in a lower interest rate being paid to us on such assets. Any of these events could negatively affect the value of our MBS and mortgage loans and as a result adversely affect the value of our common stock.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law could inhibit changes in control of us by requiring our board of directors or stockholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

•

“business combination” provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

•

“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisitions” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our company.

Prior to the completion of this offering, our board of directors will adopt a resolution exempting business combinations (1) between us and any other person, provided, that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person) and (2) between us and PIMCO and its affiliates and associates and any persons acting in concert with PIMCO or its affiliates and associates). As a result, any person described above may be able to enter into business combinations with us that may not be in our best interest or in the best interests of our stockholders, without compliance by our company with the supermajority vote requirements and other provisions of the statute. There can be no assurance that our board of directors will not amend or revoke this exemption in the future. In addition our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

In addition, Title 3, Subtitle 8, of the MGCL, or MUTA, permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect to be subject to certain provisions that may be regarded as takeover defenses, some of which we do not yet have. Our charter contains a provision whereby we have elected to be subject to the provisions of MUTA relating to the filling of vacancies on our board of directors. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then-current market price. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Business Combinations,” “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Control Share Acquisitions” and “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Subtitle 8.”

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in our best interest or in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under Maryland law, our present and former directors and officers will not have any liability to us and our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter requires us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to or in which he or she is made, or threatened to be made, a party or witness in by reason of his or her service to us. In addition, our charter requires us, to the maximum extent permitted by Maryland law, to pay or reimburse the defense costs incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. See “Certain Provisions of Maryland General Corporation Law and Our Charter and Bylaws—Limitation of Liability and Indemnification.”

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of any class or series of preferred stock, a director may be removed only for “cause” (as defined in our charter) upon the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Our charter also provides that vacancies may be filled only by a majority of the remaining directors, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in our best interest or in the best interests of our stockholders.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain actions and proceedings that may be initiated by our stockholders against us or any of our directors, officers or other employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provision in our bylaws. However, it is possible that a court could find the exclusive forum provision to be inapplicable or unenforceable. Although this choice of forum provision may limit a stockholder’s right to bring a claim in a judicial forum that the stockholder believes is favorable for such claims and may tend to discourage lawsuits against us and any of our directors, officers or other employees, we believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums; (ii) Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state; and (iii) Maryland courts are authoritative on matters of Maryland law.

Ownership limitations in our charter may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order to qualify as a REIT, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly, indirectly or through application of certain constructive ownership rules by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as private foundations), at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To maintain our REIT qualification, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value of the outstanding shares of our stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock. This ownership limit could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then-prevailing market price or which holders might believe to be otherwise in their best interests.

Risks Related to Our Taxation as a REIT

Failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the value of our common stock.

We intend to elect and qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2019. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. We have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT and cannot assure you that we so qualify. If we fail to qualify as a REIT or lose our REIT qualification, we will face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders for each of the years involved because:

•	we would not be allowed a deduction for distributions to our stockholders in computing our taxable income and would be subject to regular U.S. federal corporate income tax;

•	we also could be subject to increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to our stockholders. In addition, if we fail to qualify or maintain our qualification as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify or maintain our qualification as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations.

The determination of various factual matters and circumstances not entirely within our control may affect our ability to maintain our qualification as a REIT. In order to maintain our qualification as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our stock, requirements regarding the composition of our assets and a requirement that at least 75% and 95% of our gross income in any year must be derived from qualifying sources. Also, we must make distributions to our stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to maintain our qualification as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Even if we maintain our qualification as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, any TRSs that we own will be subject to tax as regular corporations in the jurisdictions they operate.

Complying with REIT requirements may force us to liquidate, restructure or forego otherwise attractive investments.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, stock in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of MBS and debt instruments of publicly offered REITs. The remainder of our investments in securities (other than government securities and REIT qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and securities that are qualifying real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the income or asset requirements for qualifying as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

The failure of our Excess MSRs to qualify as real estate assets, the income from our Excess MSRs to qualify as mortgage interest or an IRS challenge to our determination of the portion of an MSR treated as an Excess MSR could adversely affect our ability to qualify as a REIT.

The IRS has issued two private letter rulings to other REITs ruling that Excess MSRs are qualifying assets for purposes of the 75% asset test and produce qualifying income for purposes of the 75% gross income test. Any income that is qualifying income for the 75% gross income test is also qualifying income for the 95% gross income test. Based on these private letter rulings and other IRS guidance regarding excess mortgage servicing fees, we generally intend to treat our investments in Excess MSRs as qualifying assets for purposes of the 75% asset test and as producing qualifying income for purposes of the 95% and 75% gross income tests. However, a private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. As a result, the IRS could challenge our position that our Excess MSRs are qualifying assets and produce qualifying income. In addition, the IRS could challenge our determination of the portion of an MSR that we have treated as an Excess MSR. If any such challenge were successful, we may fail one or more of the income and asset requirements for REIT qualification, in which case, we would either be required to pay a penalty tax, which could be material, to maintain REIT status, or we would fail to qualify as a REIT.

The failure of mortgage loans or MBS subject to a repurchase agreement to qualify as a real estate asset would adversely affect our ability to qualify as a REIT.

When we enter into repurchase agreements, we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

Based on IRS guidance concerning the classification of Excess MSRs, we intend to treat our Excess MSRs as ownership interests in the interest payments made on the underlying mortgage loans (i.e. an “interest only” strip). Under this treatment, for purposes of determining the amount and timing of taxable income, we intend to treat each Excess MSR as a single instrument that was issued with original issue discount on the date we acquired such Excess MSR. In general, we intend to accrue original issue discount based on the constant yield to maturity of each Excess MSR (by projecting future cash flows on the Excess MSR based on a prepayment assumption and discounting those cash flows at a yield that would cause the present value of those cash flows to equal the original purchase price of the Excess MSR), and to treat such original issue discount as taxable income in accordance with the applicable U.S. federal income tax rules. If the mortgage loans underlying an Excess MSR prepay at a rate different from that under the prepayment assumption, our recognition of original issue discount will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an Excess MSR that exceeds the amount of cash collected in respect of that Excess MSR. Furthermore, it is possible that, over the life of the investment in an Excess MSR, the total amount we pay for, and accrue with respect to, the Excess MSR may exceed the total amount we collect on such Excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize “phantom income” over the life of an Excess MSR.

In addition, we may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In the event that any debt instrument that we acquire is delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. We may also be required to accrue interest income with respect to subordinate MBS at its stated rate regardless of whether corresponding cash payments are received or are ultimately collectable. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

Our ability to invest in TBAs could be limited by our REIT qualification, and we could fail to qualify as a REIT as a result of these investments.

We expect to purchase forward-settling Agency RMBS through “to-be-announced” forward contracts. Pursuant to these TBAs, we will agree to purchase or sell, as applicable, Agency RMBS of a specified issuer at a predetermined price, face amount, coupon and stated maturity on an agreed-upon future date, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. As with any forward purchase contract, the value of the underlying Agency RMBS may decrease between the contract date and the settlement date, which may result in the recognition of income or gains or loss. While there is no direct authority with respect to the treatment of TBAs for purposes of the 75% REIT asset test or 75% REIT gross income test, we intend to take the position that TBAs are qualifying assets that generate qualifying income for purposes of such tests. In connection with such positions, we expect to receive an opinion from Latham & Watkins LLP regarding the treatment of TBAs for purposes of the 75% REIT asset test and 75% REIT gross income test. Such opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS would treat TBAs as qualifying assets that produce qualifying income. In the event that such assets are determined to be non-qualifying, we could be subject to a penalty tax (which could be significant in amount) or we could fail to qualify as a REIT if the value of our TBAs, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our total assets at the end of any calendar quarter or any income from the disposition of TBAs, together with our nonqualifying income for the 75% income test, exceeded 25% of our gross income for any taxable year.

The “taxable mortgage pool” rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools, or TMPs, for U.S. federal income tax purposes. As a result, we could have “excess inclusion income.” Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our common stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business taxable income, or UBTI, we may incur a corporate level tax on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Our ownership of TRSs is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our TRSs are not conducted on arm’s-length terms.

From time to time we may own interests in one or more TRSs. A TRS is a corporation, other than a REIT, in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including activities that generate fee income that would be nonqualifying income for purposes of the REIT gross income tests or the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 20% of the value of a REIT’s total assets may be represented by securities of TRSs, and not more than 25% of the value of a REIT’s total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test. We anticipate that the aggregate value of the stock and securities of any TRSs that we own will be less than 20% of the value of our total assets, and together with any other nonqualifying assets that we own will be less than 25% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. We expect to hold our interests in servicer advances in a TRS; therefore, in order to comply with the 20% TRS limit, investments in servicer advances may be limited. In addition, we intend to structure our transactions with any TRSs that we own to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the above limitations or to avoid application of the 100% excise tax discussed above.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could adversely affect our financial condition, results of operations, cash flow and value of our common stock.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year (determined without regard to the dividends paid deduction and excluding net capital gains), and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income (determined without regard to the dividends paid deduction and including net capital gains) each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our net capital gains, and 100% of our undistributed income from prior years. To maintain our REIT qualification and avoid the payment of federal income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes. For example, we may be required to accrue interest and discount income on mortgage loans, MBS, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flow and the value of our common stock. Alternatively, we may make taxable in-kind distributions of our own stock, which may cause our stockholders to be required to pay income taxes with respect to such distributions in excess of any cash they receive, or we may be required to withhold taxes with respect to such distributions in excess of any cash our stockholders receive.

Dividends payable by REITs, including us, generally do not qualify for the reduced tax rates available for some dividends, which may negatively affect the value of our common stock.

“Qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates, currently at a maximum federal rate of 20%. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. Under the recently enacted Tax Cuts and Jobs Act, or the 2017 Tax Legislation, however, U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the stockholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the stock of REITs, including the per share trading price of our common stock.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate exposure or currency fluctuations will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (A) the instrument hedges either (i) interest rate risk on liabilities used to carry or acquire real estate assets or (ii) currency fluctuations with respect to items of income that qualify for purposes of the REIT 75% or 95% gross income tests or assets that generate such income or (B) the transaction is entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of, and, in any such case, such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. We could be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory or primarily for sale to customers in the ordinary course of business for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans or Excess MSRs, other than through a TRS, and we may be required to limit the structures we use for securitization transactions, even though such sales or structures might otherwise be beneficial for us.

In connection with our acquisition of certain assets, we may rely on legal opinions or advice rendered or given or statements by the issuers of such assets, and the inaccuracy of any conclusions of such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute qualifying real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% and 95% REIT gross income tests. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

Legislative or other actions affecting REITs could have a negative effect on our stockholders or us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

The 2017 Tax Legislation has significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their stockholders. Changes made by the 2017 Tax Legislation that could affect us and our stockholders include:

•

temporarily reducing individual U.S. federal income tax rates on ordinary income; the highest individual U.S. federal income tax rate has been reduced from 39.6% to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026;

•	permanently eliminating the progressive corporate tax rate structure, which previously imposed a maximum corporate tax rate of 35%, and replacing it with a flat corporate tax rate of 21%;

•

permitting a deduction for certain pass-through business income, including dividends received by our stockholders from us that are not designated by us as capital gain dividends or qualified dividend income, which will allow individuals, trusts, and estates to deduct up to 20% of such amounts for taxable years beginning after December 31, 2017 and before January 1, 2026;

•

reducing the highest rate of withholding with respect to our distributions to non-U.S. stockholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

•	limiting our deduction for net operating losses to 80% of our REIT taxable income (determined without regard to the dividends paid deduction);

•

generally limiting the deduction for net business interest expense in excess of 30% of a business’s “adjusted taxable income,” except for taxpayers that engage in certain real estate businesses and elect out of this rule (provided that such electing taxpayers must use an alternative depreciation system with longer depreciation periods); and

•	eliminating the corporate alternative minimum tax.

The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase the impact of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While some of the changes made by the tax legislation may adversely affect us in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors and auditors to determine the full impact that the 2017 Tax Legislation as a whole will have on us.

Risks Related to Our Exclusion from Regulation as an Investment Company under the 1940 Act

Avoiding the need to register under the 1940 Act imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the 1940 Act.

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company and conduct our businesses primarily through our subsidiaries. We intend to conduct our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of our subsidiaries.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any company as a majority-owned subsidiary, and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy or assets could have a material adverse effect on us.

We expect certain of our subsidiaries to qualify for the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold at least (i) 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets. For our subsidiaries that will maintain this exclusion or another exclusion or exception under the 1940 Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries will not constitute “investment securities.” We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. Specifically, we expect to treat whole pool RMBS, residential real estate assets, residential mortgage loans and certain other direct interests in residential real estate as qualifying real estate assets. On the other hand, we expect to treat partial pool RMBS, MSRs and certain other residential real estate-related assets as real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C).

Any change in the interpretive positions of the SEC or its staff with respect to Section 3(c)(5)(C) of the 1940 Act may negatively affect our operations.

On August 31, 2011, the SEC issued a concept release and request for comments regarding the Section 3(c)(5)(C) exclusion (Release No. IC-29778) in which it contemplated the possibility of issuing new rules or providing new interpretations of the exemption that might, among other things, define the phrase “liens on and other interests in real estate” or consider sources of income in determining a company’s “primary business.” To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. Although we intend to monitor our portfolio periodically and prior to each investment acquisition, there can be no assurance that we will be able to maintain this exclusion from registration for these subsidiaries. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid the need to register under the 1940 Act and cause the need for a restructuring of our investment portfolio. For example, these restrictions will limit the ability of our subsidiaries to invest directly in MBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain ABS, and equity interests in real estate companies or in assets not related to real estate. No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries’ assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion from regulation under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exclusions or exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If the SEC or its staff take a position contrary to our analysis with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets which may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company.

If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us.

If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the 1940 Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the 1940 Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our ability to pay distributions to our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. You can identify forward-looking statements by the use of forward looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” “predicts” or “potential,” or by the negative of these words and phrases or by similar words or phrases. You can also identify forward looking statements by discussions of strategy, plans or intentions. Forward looking statements may be impacted by a number of risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Statements regarding the following subjects, among others, may be forward-looking:

•	use of the proceeds of this offering;

•	market trends in our industry, interest rates, real estate values, the debt securities markets, the U.S. housing market or the general economy or the demand for residential mortgage loans;

•	our business and investment strategy;

•	the ability of PIMCO to locate suitable investments for us, monitor, service and administer our investments and implement our investment strategy;

•	allocation of investment opportunities to us by PIMCO;

•	our projected operating results;

•	the amount and timing of our cash flows, if any, from our investments;

•	actions and initiatives of the U.S. government and changes to U.S. government policies and the execution and impact of these actions, initiatives and policies;

•	the state of the U.S. economy generally or in specific geographic regions;

•	economic trends and economic recoveries;

•	our ability to obtain and maintain financing arrangements, including securitizations;

•	the level of government involvement in the U.S. mortgage market;

•	the return of the RMBS securitization market;

•	the liquidity of the RMBS market;

•	our ability to access U.S. government programs;

•	general volatility of the securities markets in which we participate;

•	changes in the value of our assets;

•	our expected portfolio of assets;

•	our expected investment and underwriting process;

•	interest rate mismatches between our Target Assets and any borrowings used to fund such assets;

•	changes in interest rates and impacts of such changes on our financial results and the market value of our Target Assets;

•	changes in prepayment rates on our Target Assets, including, but not limited to, our MSRs or Excess MSRs;

•	projected recapture rates on the loan pools underlying our MSRs or Excess MSRs are not achieved;

•	effects of hedging instruments on our Target Assets and our returns;

•	rates of default or decreased recovery rates on our Target Assets;

•	the degree to which our hedging strategies may or may not protect us from interest rate volatility;

•	impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters (including interpretation thereof);

•	GSE or other regulatory initiatives or actions that may adversely affect returns from investments in MSRs and Excess MSRs;

•	the departure of any of the executive officers or key personnel supporting and assisting us from PIMCO or its affiliates;

•	our ability to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;

•	our ability to maintain our exclusion or exemption from registration under the 1940 Act;

•	availability of opportunities to acquire our Target Assets;

•	availability of qualified personnel;

•	estimates relating to our ability to make distributions to our stockholders in the future; and

•	our understanding of our competition.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the initial public offering of our common stock, after deducting our estimated organizational and offering expenses of approximately $             million payable by us (including our reimbursement of such expenses to PIMCO but excluding underwriting discounts and commissions paid by PIMCO in connection with this offering), will be approximately $             million (based on the offering price of $             per share set forth on the cover of this prospectus). We estimate that our net proceeds will be approximately $             million if the underwriters exercise their option to acquire additional shares in full.

The underwriters will not be entitled to receive any payment from us at closing. PIMCO, as our manager, will pay to the underwriters, on our behalf, $             per share (or         % of the public offering price) for shares sold in the offering at closing, of which, $             per share (or              % of the public offering price) will be paid at closing and, only if our gross proceeds from this offering and future offerings of our common stock equals or exceeds $             billion, or the Deferral Condition, $             per share (or             % of the public offering price) will be paid on a deferred basis. Without limiting the foregoing, with respect to certain specified investors, PIMCO will pay to the underwriters, on our behalf, $             per share (or              % of the public offering price) for shares sold in the offering at closing, of which $             per share (or              % of the public offering price) will be paid at closing and, only upon satisfaction of the Deferral Condition, $             per share (or             % of the public offering price) will be paid on a deferred basis. If the Deferral Condition is not satisfied, the underwriters will forego all of the foregoing deferred payments. See “Underwriting.”

We intend to use a significant portion of the net proceeds of this offering to purchase Agency RMBS (including TBAs) and, to a lesser extent, Excess MSRs and residential mortgage loans, subject to our investment guidelines and to the extent consistent with our intention to qualify for taxation as a REIT and maintain our exclusion from registration under the 1940 Act. We believe that the depth and liquidity of the Agency RMBS market, including the TBA market, will allow us to deploy a significant portion of the net proceeds of this offering in a relatively short period of time. In particular, we expect to purchase a significant amount of TBAs in the near term to accelerate the construction of our initial portfolio, generally taking physical delivery of the underlying Agency RMBS and settling our obligations for cash. However, we may also utilize TBA dollar roll transactions as a means of investing in and financing Agency RMBS. Although we expect to purchase a significant amount of TBAs in the near term, we expect to reduce the percentage of our portfolio that consists of TBAs over time consistent with our intention to qualify for taxation as a REIT and maintain our exclusion from registration under the 1940 Act.

The balance of the proceeds will be used to acquire other assets in accordance with our objectives and strategies described in this prospectus. However, until appropriate assets can be identified for the proceeds, we may invest the proceeds from this offering in interest-bearing or dividend paying short-term investments and/or funds that may invest in similar investments (which subject to the conflicts of interest policy described below may include funds managed by PIMCO or its affiliates, provided that any additional fees payable to PIMCO attributable to our equity investment in such funds are credited against any base management fee payable by us or otherwise rebated to us), including money market accounts, that are consistent with our intention to qualify for taxation as a REIT and maintain our exclusion from registration under the 1940 Act. These interest-bearing short-term investments are expected to provide a lower net return than we will seek to achieve from our Target Assets. Additionally, upon the closing of this offering, we will use $10,000 of the net proceeds to repurchase the 1,000 shares of common stock held by PIMCO for $10.00 per share, which is the price at which PIMCO purchased the shares from us.

DISTRIBUTION POLICY

To qualify for taxation as a REIT, U.S. federal income tax law generally requires that we distribute annually at least 90% of our REIT taxable income (which may be different than our income calculated according to GAAP), determined without regard to the dividends paid deduction and excluding net capital gains, and that we pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our REIT taxable income (determined without regard to the dividends paid deduction and including capital gains). We intend to make regular quarterly distributions to holders of our common stock in an amount sufficient to enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. We plan to pay our first dividend in respect of the period from the closing of this offering through                     , 2019, which may be prior to the time that we have fully used the net proceeds of this offering to acquire other assets.

To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available therefore. Any distributions we make will be at the discretion of our board of directors and will depend upon our earnings, liquidity, financial condition, any debt covenants, funding or margin requirements under credit facilities, repurchase agreements or other secured and unsecured borrowing agreements, maintenance of our REIT qualification, applicable provisions of the MGCL and such other factors as our board of directors deems relevant. Our earnings and financial condition and our ability to pay distributions will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. We may not be able to make any distributions to our stockholders. For more information regarding risk factors that could materially adversely affect our earnings and financial condition, see “Risk Factors.”

To the extent that in respect of any calendar year, cash available for distribution is less than our REIT taxable income, we could be required to make distributions from the proceeds of this or future offerings of equity, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, prior to the time we have fully invested the proceeds of this offering in our Target Assets, we may fund some or all of our quarterly distributions out of the proceeds of this offering, which would reduce the amount of cash we have available for investing and other purposes. The use of the proceeds of this offering, borrowings or assets sales for distributions could result in dilution to the financial results available to our stockholders. Funding our distributions from the proceeds of this offering, borrowings or asset sales may constitute a return of capital to our investors, which would have the effect of reducing our stockholders’ basis in their Shares. We will generally not be required to make distributions with respect to activities conducted through any TRS that we form following the completion of this offering. For more information, see “U.S. Federal Income Tax Considerations—Taxation of Our Company—General.”

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as qualified dividend income or capital gain, or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the tax treatment of distributions to our stockholders, see “U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock.”

CAPITALIZATION

The following table sets forth (1) our actual capitalization as of                 , 2019 and (2) our capitalization as adjusted to reflect the effects of the sale of our common stock in this offering at an offering price of $         per share after deducting our estimated organizational and offering expenses payable by us (including our reimbursement of such expenses to PIMCO but excluding underwriting discounts and commissions paid by PIMCO in connection with this offering). You should read this table together with “Use of Proceeds.”

As of , 2019
	Actual		As adjusted(1)(2)
Stockholders’ equity:
Preferred stock, par value $0.01 per share; no shares authorized and no shares outstanding, actual; shares authorized and shares outstanding, as adjusted:		$—		$—
Common stock, par value $0.01 per share; 1,000 shares authorized, 1,000 shares outstanding, actual; shares authorized and shares outstanding, as adjusted:
Additional paid-in capital:

Total stockholders’ equity:	$		$

(1)

Assumes              shares will be sold in this offering resulting in net proceeds of approximately $             million. Upon completion of this offering, we will repurchase the 1,000 shares of common stock currently owned by PIMCO, acquired in connection with our formation at a cost of $10.00 per share, which is the price at which PIMCO purchased the shares from us. See “Use of Proceeds.”

(2)	Does not include shares that we may issue and sell upon exercise of the underwriters’ option to acquire additional shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a newly organized real estate finance company that intends to acquire, manage and finance, directly or through our subsidiaries, our Target Assets. We will be externally managed by Pacific Investment Management Company, LLC, or PIMCO, an investment adviser registered with the SEC pursuant to the Advisers Act. We intend to elect and qualify to be taxed as a REIT commencing with our taxable year ending December 31, 2019. Accordingly, we generally will not be subject to U.S. federal income taxes on our REIT taxable income that we distribute to our stockholders as long as we maintain our qualification as a REIT. We will operate our business in a manner that will permit us to maintain one or more exclusions or exemptions from registration under the 1940 Act.

We seek to provide attractive risk-adjusted returns to our stockholders over the long term, primarily through dividends and distributions and secondarily through capital appreciation. We expect our initial portfolio will consist primarily of Agency RMBS (including TBAs) and, to a lesser extent, Excess MSRs and residential mortgage loans. We believe that the depth and liquidity of the Agency RMBS market, including the TBA market, will allow us to deploy a significant portion of the net proceeds of this offering in a relatively short period of time. In particular, we expect to purchase a significant amount of TBAs in the near term to accelerate the construction of our initial portfolio, generally taking physical delivery of the underlying Agency RMBS and settling our obligations for cash. However, we may also utilize TBA dollar roll transactions as a means of investing in and financing Agency RMBS. Our goal is to, over time, build a portfolio of our Target Assets that may include:

•	Agency RMBS;

•	MSRs;

•	Non-Agency RMBS;

•	Residential mortgage loans; and

•	Other real estate-related assets.

The foregoing list of potential Target Assets is not intended to be exhaustive. PIMCO, as our manager, may also acquire residential real estate-related assets not identified above. Over time, we anticipate that we may originate as well as acquire some of our real estate-related assets. PIMCO will be permitted to concentrate our portfolio in any one or more of our Target Assets and will not be required to be invested in all of the foregoing real estate-related asset types. PIMCO will have the discretion to cause us to invest in other assets, including CMBS, commercial real estate loans and other commercial real estate-related securities and assets. In addition, PIMCO will have the discretion to cause us to invest to a lesser extent in non-real estate-related assets, including, without limitation, other ABS, corporate loans and unsecured debt of any issuer (whether U.S. or non-U.S.). PIMCO also may cause us to utilize derivative financial instruments and engage in hedging, financing and other investment techniques. These additional real estate-related and non-real estate-related instruments and hedging, financing and other investment techniques may include those that are not in existence as of the date of this prospectus and may be hereafter created. In addition, we may invest in our Target Assets and other assets either directly or indirectly (through derivatives, REMICs or other securitization vehicles, grantor trusts or other investment trusts or otherwise). All of the foregoing are subject to our maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act.

We intend to finance our investments through a broad range of financing sources, including short-term borrowings structured as repurchase agreements, warehouse facilities, securitizations, or other forms of financings. Subject to maintaining our qualification as a REIT, we may hedge our interest rate exposure by entering into hedging instruments, including interest rate swaps, interest rate caps, interest rate floors or collars, IO strips, or other financial instruments that PIMCO deems appropriate.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors and will primarily depend on, among other things, the level of our net interest income, the market value of our assets and the supply of, and demand for, our Target Assets in the marketplace. We expect to invest, directly or indirectly, principally in our Target Assets, earning the spread between the yield on our assets and the cost of our borrowings and hedging activities. Our net interest income includes the actual interest payments we receive on our RMBS, residential mortgage loans and other assets and is also impacted by the amortization of purchase premiums and accretion of purchase discounts. Changes in various factors such as prepayment speeds, estimated future cash flows and credit quality could impact the amount of premium to be amortized or discount to be accreted into interest income for a given period. Interest rates and prepayment rates vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be impacted by credit losses in excess of initial anticipation or unanticipated credit events experienced by borrowers whose mortgage loans are included in our Non-Agency RMBS or are held directly by us.

Fair Value of Our Investments in Securities. Many of our assets, including our Agency RMBS and Non-Agency RMBS, will be carried at fair value as available-for-sale, with changes in fair value recorded in current period earnings on the consolidated statement of operations. The expectation of changes in home prices may impact the value of the loans held directly or underlying our Non-Agency RMBS, which in turn may be a major determinant of the value of our loans and Non-Agency RMBS. These factors are beyond our control.

Changes in Market Interest Rates. With respect to our proposed business operations, increases in interest rates, in general, may over time cause: (1) the interest expense associated with our borrowings to increase; (2) the value of our of our fixed-rate mortgage assets, including Agency RMBS to decline; (3) the value of our MSRs to increase (4) the coupons on ARMs and hybrid ARMs and mortgage loans to reset, although on a delayed basis, to higher levels; (5) prepayments on our RMBS and mortgage loan portfolio to slow, thereby slowing the amortization of our purchase premiums and the accretion of our purchase discounts; and (6) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to increase. Conversely, decreases in interest rates, in general, may over time cause: (A) prepayments on our RMBS and mortgage loan portfolio to increase, thereby accelerating the amortization of our purchase premiums and the accretion of our purchase discounts; (B) the interest expense associated with our borrowings to decrease; (C) the value of our fixed-rate mortgage assets, including Agency RMBS to increase; (D) to the extent we enter into interest rate swap agreements as part of our hedging strategy, the value of these agreements to decrease, (E) the value of our MSRs to decrease and (F) coupons on our adjustable-rate and hybrid RMBS assets and mortgage loans to reset, although on a delayed basis, to lower interest rates.

Prepayment Rates. The value of our securities may be affected by prepayment rates on the underlying mortgage loans. If we acquire mortgage loans or mortgage related securities, we anticipate that the mortgage loans or the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to intrinsic value, when borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to intrinsic value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, changes in market interest rates, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors, none of which can be predicted with any certainty.

Credit Risk. We are subject to the risk of potential credit losses on all of the mortgage loans we hold in our portfolio, particularly those that are re-performing, sub-performing or non-performing. Additionally, we may purchase all classes of certain RMBS (i.e., “whole pools”) for the purpose of maintaining our exclusion from the 1940 Act, and thereby will have the credit exposure on all of the loans underlying these RMBS. Although we do not expect to encounter credit risk in our Agency RMBS, we do expect to be subject to varying degrees of credit risk in connection with our other investments. Prior to the purchase of whole loans, we intend to conduct due diligence that allows us to identify loans that do not meet our credit standards based on loan-to-value ratios, borrowers’ credit scores, income and asset documentation, the impact of financial guarantors (if any) and other criteria that we believe to be important indications of credit risk.

Net Interest Spread. The spread between the yield on our assets and our funding costs will affect the performance of our business. Wider spreads imply greater income on new asset purchases but may have a negative impact on our stated book value by negatively impacting prices on our existing assets. In an environment where spreads are widening, counterparties may require additional collateral to secure borrowings, which may require us to reduce leverage by selling assets. Conversely, tighter spreads imply lower income on new asset purchases but may have a positive impact on stated book value of our existing assets. As spreads tighten, we may be able to reduce the amount of collateral required to secure borrowings.

Extension Risk. PIMCO will compute the projected weighted-average life of our assets based on assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when we acquire a fixed-rate, adjustable-rate or hybrid RMBS, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes all or a portion of our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates because the borrowing costs are fixed for the duration of the fixed-rate portion of the related assets.

If prepayment rates decrease in a rising interest rate environment, however, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This longer than expected life of the fixed-rate portion of the related asset could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the end of the swap agreement while the income earned on the adjustable-rate or hybrid RMBS would remain fixed. This situation may also cause the market value of our adjustable-rate or hybrid RMBS to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Size of Investment Portfolio. The size of our investment portfolio, as measured by the aggregate unpaid principal balance of our mortgage loans and aggregate principal balance of our mortgage-related securities and the other assets we own, will also be a key revenue driver. Generally, as the size of our investment portfolio grows, the amount of interest income we receive will increase. The larger investment portfolio, however, will drive increased expenses to the extent that we incur additional interest expense to finance the purchase of our assets.

Critical Accounting Policies and the Use of Estimates

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires us to make estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. Our most critical accounting policies will involve decisions and assessments that could affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of our consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe, however, that all of the decisions and assessments upon which our consolidated financial statements will be based will be reasonable at the time made, based upon information available to us at that time, and subject to well controlled processes and reviews. Our critical accounting policies and accounting estimates will be expanded over time as we fully implement our strategy. The material accounting policies and estimates that we initially expect to be most critical to an investor’s understanding of our financial results and condition and require complex management judgment are discussed below.

Consolidation

Our consolidated financial statements will include the accounts of our company and its wholly-owned subsidiaries and consolidated variable interest entities, or VIEs. All intercompany balances and transactions will be eliminated in consolidation. Our accounting and reporting policies will conform to U.S. GAAP.

Depending on the circumstances, we may co-invest in a particular asset with one or any combination of other investment funds managed by PIMCO or its affiliates. Accordingly, some of our investments may be interests in joint ventures. For each of our joint venture entity arrangements, we will evaluate the design of the underlying entity to determine whether it is a VIE, and, if so, whether we have a controlling financial interest in the entity and therefore should consolidate it. A similar analysis will be performed for entities that issued securities we have acquired, entities with which we have provided a guarantee or entered into a lending relationship, or may involve certain derivative arrangements and entities with which we enter into an agreement for management, servicing, or related services.

Generally, a VIE is defined as an entity in which equity investors (i) do not have the characteristics of a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest is an investment or other interest that will absorb portions of a VIE’s expected losses or receive portions of the entity’s expected residual returns. A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that has both (i) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (ii) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether we have the power to direct the activities that most significantly impact a VIE’s economic performance, we will consider all facts and circumstances, including our role in establishing the entity and our ongoing rights and responsibilities. To determine whether we have the obligation to absorb losses or receive benefits that could be potentially significant to the VIE, we will consider all contractual and implicit economic interests held by us and our related parties that are deemed to be variable interests in the VIE.

Significant judgments related to these determinations may be required. In addition, we will perform ongoing reassessments of the entities previously evaluated to determine whether their status as a VIE has changed, whether non-VIE entities we have relationships with have become VIEs and to identify circumstances when changes in facts and circumstances regarding our involvement with VIEs has changed such that our consolidation conclusion changes.

Underwriting commissions and offering costs

PIMCO will pay the underwriting discounts and commissions in connection with this offering, and we will incur the other costs relating to our organization and this offering, which are primarily comprised of legal, accounting, filing, registration and printing costs. Upon the completion of this offering, we will be obligated to reimburse PIMCO in full for its expenses relating to our organization and this offering but excluding underwriting discounts and commissions paid by PIMCO in connection with this offering and we will record such offering costs as a reduction of additional paid-in-capital and other costs incurred by PIMCO on our behalf will be expensed and recorded as a liability.

Classification of Investment Securities

The RMBS that our initial portfolio will primarily consist of will be classified as available-for-sale at the time of purchase and reported at fair value on our consolidated balance sheet. For each asset, we plan to elect the fair value option for our available-for-sale securities and report the periodic change in fair value in current period earnings on the consolidated statement of operations.

Residential Mortgage Loans

We plan to acquire residential mortgage loans, including performing, non-performing or re-performing loan portfolios, and based on our intent will classify these acquired loan portfolios as either held-for-sale or held-for-investment We will determine at acquisition whether loans will be aggregated into pools based on common risk characteristics (credit quality, loan type, and date of origination or acquisition) or accounted for as a single loan. Loans aggregated into pools will be accounted for as if each pool were a single loan.

We will elect the fair value option for loans classified as held-for-sale and loans classified as held-for-investment and report the loans at their fair value on our balance sheet with periodic changes in fair value reported in current period earnings.

TBAs

We may enter into TBAs as a means of investing in and financing Agency RMBS. A TBA is a forward-settling contract to purchase or sell an Agency MBS of a specified issuer at a predetermined price, face amount, coupon and stated maturity on an agreed-upon future date. In a TBA dollar roll transaction, TBAs with the same terms but different settlement dates are simultaneously bought and sold. The TBA settling in the later month typically prices at a discount to the TBA settling in the earlier month. This difference, or “drop,” is a reflection of the expected interest income from an investment in similar Agency MBS, less an implied cost of financing, that would be foregone as a result of settling the TBA in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because, in the TBA dollar roll market, the party providing the implied financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, “TBA dollar roll income” generally represents the economic equivalent of the interest income earned on the underlying Agency MBS, less an implied cost of financing. Consequently, TBA dollar roll transactions and such forward purchases of Agency MBS represent a form of off-balance sheet financing.

We plan to account for TBAs as derivative instruments when either the TBAs will not settle in the shortest period of time possible or we cannot assert that it is probable at inception and throughout the term of the TBA that we will physically settle the TBA on the settlement date. We plan to account for TBA dollar roll transactions as a series of derivative transactions. Gains, losses and dollar roll income associated with our TBAs will be recognized in our consolidated statements of comprehensive income (loss). We will estimate the fair value of TBAs based on similar methods used to value our Agency RMBS.

Interest Income Recognition

Interest income on our securities portfolio is accrued based on the outstanding principal balance of the securities and their contractual terms. We will elect to record interest using the effective interest method for all securities accounted for under the fair value option.

Interest income on RMBS, rated AA or Aa and higher at the time of purchase, is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts associated with such RMBS are amortized or accreted into interest income over the life of the securities using the effective yield method. Adjustments to premium amortization and discount accretion are made for actual prepayment activity. We will not estimate prepayments in applying the effective yield method.

Interest Income on non-Agency securities that were purchased at a premium or discount to par value and were rated below AA or Aa at the time of purchase will be recognized based on the securities’ effective interest rate based on the estimated cash flows. In estimating these cash flows, there are a number of assumptions that will be subject to uncertainties and contingencies. These include the rate and timing of principal and interest receipts (including assumptions of prepayments, repurchases, defaults and liquidations), the pass-through or coupon rate and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying mortgage loans are estimated. Differences between previously estimated cash flows and actual and anticipated cash flows are recognized prospectively through an adjustment of the yield over the remaining life of the security based on the amortized cost of the investment as adjusted for credit impairment, if any, at each assessment date.

Interest income on our loan portfolio will be accrued based on the actual coupon rate and the outstanding principal balance of such loans. We plan to elect to record interest in accordance with the effective interest method for all loans accounted for under the fair value option. Any amortization will be reflected as an adjustment to interest income in our consolidated statement of operations.

For security and loan assets purchased with evidence of deterioration of credit quality for which it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable, we will recognize interest based upon the expected cash flows. For purposes of income recognition, we may aggregate loans at acquisition that have common risk characteristics such as credit quality, loan type, and date of origination or acquisition, into pools and use a composite interest rate and expectation of cash flows expected to be collected for the pool. We will limit the yield accreted into interest income to the excess of the estimate of undiscounted expected principal, interest and other cash flows over the initial investment in the loan or security. Decreases in cash flows expected to be collected will be evaluated for impairment.

Impairments in Securities

We will evaluate securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis. When the fair value of a security is less than its amortized cost at the balance sheet date, the security is considered impaired, and the impairment is designated as either “temporary” or “other-than-temporary.”

When a security is impaired, an OTTI is considered to have occurred if (i) we intend to sell the security (i.e., a decision has been made as of the reporting date) or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, the entire amount of the impairment loss, if any, is recognized in earnings as OTTI and the cost basis of the security is adjusted to its fair value.

Additionally, for securities accounted for under FASB Accounting Standards Codification (“ASC”) 325-40 an OTTI will be deemed to have occurred when there is an adverse change in the expected cash flows to be received and the fair value of the security is less than its carrying amount. In determining whether an adverse change in cash flows occurred, the present value of the remaining cash flows, as estimated at the initial transaction date (or the last date previously revised), will be compared to the present value of the expected cash flows at the reporting date. The estimated cash flows will be based upon those a “market participant” would use and include observations of current information and events, and assumptions related to fluctuations in interest rates, prepayment speeds and the timing and amount of potential credit losses. Cash flows will be discounted at a rate equal to the current yield used to accrete interest income.

Any resulting OTTI will be reflected in the other-than-temporary loss line item on the consolidated statement of operations.

The difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income in accordance with the effective interest method.

Investments in Excess MSRs

We plan to elect the fair value option for Excess MSRs. As such, Excess MSRs will be aggregated into pools and accounted for at fair value with periodic changes in fair value recorded in our consolidated statement of operations. Interest income for Excess MSRs will be accreted into interest income under the effective yield method based upon the expected excess mortgage servicing amount through the expected life of the underlying mortgages.

Derivative Financial Instruments, at Fair Value

To the extent consistent with our qualification as a REIT for U.S. federal income tax purposes, we, as part of our hedging strategy, may enter into derivatives to serve as economic hedges to our interest rate exposure. We will account for derivative financial instruments as either assets or liabilities on our consolidated balance sheet and measure these instruments at fair value. We do not initially plan to designate such derivatives as hedges for accounting purposes. As such, all derivatives are expected to be recorded at fair value with periodic changes in fair value reported in our consolidated statement of operations.

Valuation of Financial Instruments

Our consolidated financial statements include financial assets and financial liabilities that will be measured based on their fair values. Measurement at fair value may be on a recurring or nonrecurring basis depending on the accounting principles applicable to the specific asset or liability and whether we have elected to carry them at fair value. We will measure our assets and liabilities based on the fair value hierarchy as follows:

•	Level I—Quoted prices in active markets for identical assets or liabilities.

•

Level II—Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

•

Level III—Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Unobservable inputs reflect our own assumptions about the factors that market participants would use in pricing an asset or liability and would be based on the best information available. When available, we use quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, we will consult independent pricing services or third party broker quotes, provided that there is no ongoing material event that affects the issuer of the securities being valued or the market. If there is such an ongoing event, or if quoted market prices are not available, our pricing officer will determine the fair value of the securities using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates.

Valuation techniques for RMBS and loans may be based on models that consider the estimated cash flows of each security or portfolio, establish a benchmark yield and develop an estimated specific spread to the benchmark yield based on the financial instrument’s unique attributes, including, but not limited to, the prepayment speed assumptions and attributes of the collateral underlying such securities and loans. To the extent the inputs are observable and timely, the values would be categorized in Level II of the fair value hierarchy; otherwise they would be categorized as Level III.

We expect that most of the Agency RMBS that we intend to acquire upon consummation of this offering, along with any related derivative and hedging instruments, will be valued based on the similar-asset valuation approach using Level II inputs.

We expect Excess MSRs to be categorized as Level III within the fair value hierarchy. The inputs used in the valuation of Excess MSRs generally include prepayment speed, delinquency rate, excess mortgage servicing amount and discount rate. The determination of estimated cash flows used in valuation models is inherently subjective and imprecise. The methods used to estimate fair value may not result in an amount that is indicative of net realizable value or reflective of future fair values. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in fair value.

Fair value under U.S. GAAP represents an exit price in the normal course of business, not a forced liquidation price. If we were forced to sell assets in a short period to meet liquidity needs, the prices we receive could be substantially less than their recorded fair values. Furthermore, the analysis of whether it is more likely than not that we will be required to sell securities in an unrealized loss position prior to an expected recovery in value (if any), the amount of such expected required sales, and the projected identification of which securities would be sold is also subject to significant judgment, particularly in times of market illiquidity.

Valuations and any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. As markets and products develop and the pricing for certain products becomes more transparent, we will continue to refine our valuation methodologies. The methods used by us may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods will be appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We will use inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.

Securitizations

To the extent consistent with our qualification as a REIT and our intent to avoid the 100% tax imposed on prohibited transactions and our exclusion from registration under the 1940 Act, we may periodically securitize financial assets, such as RMBS, MSRs, residential mortgage loans and other assets, through the sale of these assets to a special purpose entity, or SPE, which in turn issues securities to investors. Gains and losses on such transactions will be recognized using the guidance in FASB ASC 860. The transferred assets may qualify for derecognition in full or in part. The investors in the securitization vehicles generally have no recourse to our other assets in cases where the securitization vehicles fail to perform under the original terms of those assets. Such transactions may also be consummated through a TRS that is subject to U.S. federal corporate income taxation.

Interests in the securitized financial assets may be retained in the form of senior or subordinated or other residual interests (collectively referred to as “retained interests”). Provided our retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded as financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained interests is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment is used to determine fair value.

Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Repurchase Agreements

We may finance the acquisition of securities for our portfolio through repurchase transactions under master repurchase agreements. Repurchase transactions not involving parties who originally sold us the securities will generally be treated as collateralized financing transactions and will be carried at their contractual amounts, including accrued interest, as specified in the respective transactions. Although the economic terms of our borrowings under these master repurchase agreements will not be determined until we engage in a repurchase transaction under such agreements, we expect the terms of our repurchase agreements will generally conform to the terms in the standard master repurchase agreement as published by SIFMA as to repayment, margin requirements and segregation of all securities that will be initially sold under the repurchase transaction, and we expect the duration of our repurchase agreements to be less than one year and may be as short as 30 to 60 days. We will not engage in any repurchase transactions until after the completion of this offering.

Securities sold under the repurchase agreements will be treated as collateralized financing transactions, unless they meet sales treatment. Collateralized financing transactions generally represent a forward contract and are recorded at fair value. Securities financed through a repurchase agreement will remain on our consolidated balance sheet as an asset and cash received from the purchaser will be recorded on our consolidated balance sheet as a liability. Interest paid in accordance with repurchase agreements will be recorded in interest expense.

Income Taxes

In connection with this offering, we intend to elect to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year ending December 31, 2019. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. To qualify as REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) to our stockholders. So long as we qualify as a REIT, we generally will not be subject to federal income tax on our REIT taxable income we currently distribute to our stockholders.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal corporate income tax. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of any TRS that we own will be subject to regular federal corporate income tax. See “U.S. Federal Income Tax Considerations.”

The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using its REIT taxable income as opposed to net income reported on the financial statements. REIT taxable income, generally, will differ from net income reported on the financial statements because the determination of REIT taxable income is based on tax provisions and not financial accounting principles.

We may elect to treat certain of our subsidiaries as TRSs. In general, a TRS of ours may hold assets and engage in activities that we cannot hold or engage in directly and generally may engage in any real estate or non-real estate related business. A TRS is subject to U.S. federal and applicable state and local corporate income taxes. Our REIT financial results are generally not expected to reflect provisions for current or deferred income taxes except to the extent attributable to a TRS.

Income generated by a TRS generally will not be included in our income, except to the extent the TRS makes a dividend distribution to us. If we receive a dividend from a TRS, such amount will be included in our income and taken into account in determining whether we have met the REIT distribution requirements. If a TRS retains its earnings, we will not be required to distribute such income to our stockholders and can increase book equity of the consolidated entity.

Results of Operations

As of the date of this prospectus, we have not commenced operations other than the organization of our company. We will not commence the acquisition of any of our Target Assets until we have completed this offering. We are not aware of any material trends or uncertainties, other than economic and political conditions affecting residential mortgage loans, RMBS and residential real estate, generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition of real estate-related assets, other than those referred to in this prospectus.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and other general business needs. We will use significant cash to purchase our Target Assets, repay principal and interest on our borrowings, make distributions to our stockholders and fund our operations. Our primary sources of cash will generally consist of the net proceeds from this offering, payments of principal and interest we receive on our portfolio of assets, cash generated from our operating results and borrowings.

While we generally intend to hold our Target Assets as long-term investments, certain of our investments may be sold in order to manage our interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our investments, if any, cannot be predicted with any certainty.

To the extent that we enter into repurchase agreements, we will be required to pledge additional assets as collateral to our repurchase agreement counterparties (i.e., lenders) when the estimated fair value of the existing pledged collateral under such agreements declines and such lenders, through a margin call, demand additional collateral. Margin calls result from a decline in the value of our assets collateralizing the repurchase agreements, generally following the monthly principal reduction of such investments due to scheduled amortization and prepayments on the loans or underlying mortgages, changes in market interest rates, a decline in market prices affecting such investments and other market factors. To cover a margin call, we may pledge additional investments or cash or, if we are unable to provide additional collateral, we may be forced to unwind our leverage, and as a result, we may be forced to sell assets at inopportune times. At maturity, any cash on deposit as collateral (i.e., restricted cash), if any, would generally be applied against the repurchase agreement balance, thereby reducing the amount borrowed. Should the value of our assets suddenly decrease, significant margin calls on our repurchase agreements could result, causing an adverse change in our financial condition.

We believe our identified sources of funds will be adequate for purposes of meeting our short-term (within one year) liquidity and long-term liquidity needs. However, our ability to meet our long-term liquidity and capital resource requirements may require additional financing. If we are unable to obtain or renew our sources of financing or unable to obtain them on attractive terms, it may have an adverse effect on our business and results of operations.

Leverage Policies

We expect to use leverage to seek to increase potential returns to our stockholders. To that end, subject to maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act, we intend to use borrowings secured by our assets and other forms of leverage. Though we are not subject to a leverage restriction, we currently expect that direct borrowings (which do not include leverage inherent in any derivative positions, equity or junior tranche investments) would not initially exceed a 12-to-1 ratio for Agency RMBS (on a debt-to-equity basis), a 3-to-1 ratio for MSRs (on a debt-to-equity basis), a 5-to-1 ratio for Non-Agency RMBS (on a debt-to-equity basis) and a 10-to-1 ratio on residential mortgage loans (on a debt-to-equity basis), including in connection with funding the acquisition of residential mortgage loans in anticipation of future securitization. Our decision to use leverage currently or in the future to finance our assets will be based on PIMCO’s assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices or at all, the credit quality of our assets and our outlook for borrowing costs relative to the interest income earned on our assets. Our decision to use leverage in the future to finance our assets will be at the discretion of PIMCO, as our manager, and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future, and we may be subject to margin calls as a result of our financing activity. In addition, we expect to rely on short-term financing such as repurchase transactions under master repurchase agreements, the duration of which may be as short as 30 to 60 days, and to the extent we rely on short-term financing, we will be exposed to risks regarding availability of the short-term financing. To the extent available on desirable terms, we initially expect to finance Agency RMBS with repurchase agreement financing. We expect the terms of our repurchase agreements will generally conform to the terms in the standard master repurchase agreement as published by SIFMA as to repayment, margin requirements and segregation of all securities that will be sold under any repurchase transactions. Over time, as market conditions change, in addition to these financings, we may use other forms of leverage.

We may also effectively finance the acquisition of Agency RMBS by entering into TBA dollar roll transactions. In a TBA dollar roll transaction, TBAs with the same terms but different settlement dates are simultaneously bought and sold. The TBA settling in the later month typically prices at a discount to the TBA settling in the earlier month. This difference, or “drop,” is a reflection of the expected interest income from an investment in similar Agency MBS, less an implied cost of financing, that would be foregone as a result of settling the TBA in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because, in the TBA dollar roll market, the party providing the implied financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, “TBA dollar roll income” generally represents the economic equivalent of the interest income earned on the underlying Agency MBS, less an implied cost of financing. We would recognize TBAs as derivative instruments on our consolidated financial statements at their net carrying value (fair value less the purchase price to be paid or received under the TBA). Consequently, TBA dollar roll transactions and such forward purchases of Agency MBS represent a form of off-balance sheet financing and increase our “at risk” leverage. In evaluating our overall leverage at risk, we consider both our on-balance sheet and off-balance sheet financing.

Our charter and bylaws do not limit the amount of indebtedness we can incur, and PIMCO, as our manager, has discretion to exceed the leverage limits described above at any time. There can be no assurance that debt financing will be available to us on attractive terms. In the future, we may also seek to raise further equity capital or issue debt securities in order to fund our future investments.

Contractual Obligations and Commitments

We have no contractual obligations as of                     , 2019. Prior to the completion of this offering, we will enter into a management agreement with PIMCO that will be effective upon closing of this offering. Pursuant to the management agreement, PIMCO will be entitled to receive a base management fee, an incentive fee, the reimbursement of certain expenses and, in certain circumstances, a fee upon termination. See “Our Manager and the Management Agreement—Management Fees, Expense Reimbursements and Fee Upon Termination.” The base management fee will be an amount equal to         % per annum of our stockholders’ Equity, calculated and payable quarterly in arrears in cash. See “Our Manager and the Management Agreement—Management Fees, Expense Reimbursement and Fee Upon Termination—Base Management Fee.” We will also be required to pay a fee upon termination of the management agreement equal to three times the sum of (i) the average annual base management fee earned by PIMCO during the prior 24-month period immediately preceding termination, and (ii) the average annual incentive fee earned by PIMCO during the prior 24-month period immediately preceding termination, in each case, calculated as of the end of the most recently completed fiscal quarter. This fee will be payable upon termination of the management agreement by us without cause or by PIMCO if we materially breach the management agreement. See “Our Manager and the Management Agreement—Management Fees, Expense Reimbursement and Fee Upon Termination—Fee Upon Termination.”

PIMCO may use the proceeds from its management fee in part to pay compensation to its officers and personnel and personnel of its affiliates that provide services to us or on our behalf who, notwithstanding that certain of them also are our officers, may receive no cash compensation directly from us. We will also reimburse expenses related to us incurred by PIMCO, including internal and external legal, accounting, due diligence and other service-related expenses, up to an amount equal to the sum of     % per annum of our stockholders’ Equity, except that deal-related expenses, expenses incurred in connection with any future capital raising activities (whether or not consummated) or expenses incurred in connection with the establishment and maintenance of any of our credit facilities, repurchase agreements or other indebtedness shall be reimbursed in full by us. We will also reimburse PIMCO in full for its expenses relating to our organization and this offering but excluding underwriting discounts and commissions paid by PIMCO in connection with this offering. We will not reimburse PIMCO or its affiliates for the salaries and other compensation of our chief executive officer and president (so long as such persons are employees of PIMCO or its affiliates, other than us or any of our subsidiaries) or PIMCO’s investment management personnel. We will reimburse PIMCO to the extent that our Chief Financial Officer is dedicated solely to us for his or her salary and other compensation up to the     % cap on expenses discussed above.

We expect to enter into certain contracts that may contain a variety of indemnification obligations, principally with brokers, underwriters and counterparties to repurchase agreements. The maximum potential future payment amount we could be required to pay under these indemnification obligations may be unlimited.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, or special purpose or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment or intent to provide additional funding to any such entities.

Dividends

We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, and that it pay regular U.S. federal income tax to the extent that it annually distributes less than 100% of its REIT taxable income (determined without regard to the dividends paid deduction and including net capital gains). We intend to pay regular quarterly dividends to our stockholders in an amount equal to our REIT taxable income, if and to the extent authorized by our board of directors. If our cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or a distribution of debt securities. In addition, prior to the time we have fully used the net proceeds of this offering to acquire our other assets, we may fund our quarterly distributions out of such proceeds.

Inflation

Virtually all of our assets and liabilities will be interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. See “—Factors Impacting Our Operating Results—Changes in Market Interest Rates.” Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and our distributions will be determined by our board of directors consistent with our obligation to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) on an annual basis in order to maintain our REIT qualification; in each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, real estate values and other market-based risks. The primary market risks that we will be exposed to are real estate risk, interest rate risk, interest rate cap risk, market value risk, prepayment risk, credit risk and counterparty risk.

Real Estate Risk

Residential property values are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing); construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. We will be subject to interest rate risk in connection with our assets and our related financing obligations.

Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Our debt financing may be based on a floating rate of interest calculated on a fixed spread over the relevant index, as determined by the particular financing arrangement. In this case, during a period of rising interest rates, our borrowing costs generally will increase (1) while the yields earned on our leveraged fixed-rate mortgage assets will remain static and (2) at a faster pace than the yields earned on our leveraged adjustable-rate and hybrid mortgage assets, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our assets. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations.

Hedging techniques may be partly based on assumed levels of prepayments of our Target Assets. If prepayments are slower or faster than assumed, the life of the investment will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions. Hedging strategies involving the use of derivative securities, are highly complex and may produce volatile returns.

Interest Rate Cap Risk

Our adjustable-rate Agency and Non-Agency RMBS will generally be subject to interest rate caps, which potentially could cause such RMBS to acquire many of the characteristics of fixed-rate securities if interest rates were to rise above the cap levels. This issue will be magnified to the extent we acquire adjustable-rate and hybrid mortgage assets that are not based on mortgages which are fully indexed. In addition, adjustable-rate and hybrid mortgage assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on such assets than we would need to pay the interest cost on our related borrowings. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above under “—Interest Rate Risk.” Actual economic conditions or implementation of decisions by PIMCO, as our manager, may produce results that differ significantly from the estimates and assumptions used in our models and the projected results shown in this prospectus.

Market Value Risk

RMBS will be reported at their fair value. The fair value of these assets fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these assets would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these assets would be expected to increase.

Prepayment Risk

The value of our assets may be affected by prepayment rates on mortgage loans. To the extent that the actual prepayment rate on our mortgage loans differs from what we projected when we purchased the loans and when we measured fair value as of the end of each reporting period, our unrealized gain or loss will be impacted. As we receive prepayments of principal on our RMBS investments, any premiums paid for such investments will be amortized against interest income using the effective yield method through the expected maturity dates of the investments. In general, an increase in prepayment rates will accelerate the amortization of purchase premiums, thereby reducing the interest income earned on the RMBS investments. Conversely, as we receive prepayments of principal on our investments, any discounts realized on the purchase of such investments will be accreted into interest income using the effective yield method through the expected maturity dates of the investments. In general, an increase in prepayment rates will accelerate the accretion of purchase discounts, thereby increasing the interest income earned on the RMBS investments.

Credit Risk

We will be subject to credit risk in connection with our investments. Although we do not expect to encounter credit risk in our Agency RMBS, we do expect to encounter credit risk related to other Target Assets we may acquire. We anticipate that a portion of our assets will be comprised of sub-performing and non-performing residential mortgage loans that are unrated. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. We believe that residual loan credit quality is primarily determined by the borrowers’ credit profiles and loan characteristics.

Investment decisions will be made following a bottoms-up credit analysis and specific risk assumptions. As part of the risk management process PIMCO intends to use detailed proprietary models to evaluate, depending on the asset class, house price appreciation and depreciation by region, prepayment speeds and foreclosure frequency, cost, and timing. If PIMCO determines that the proposed investment can meet the appropriate risk and return criteria as well as complement our existing asset portfolio, the investment will undergo a more thorough due diligence analysis and underwriting. With respect to our residential mortgage loans, we will seek to obtain representations and warranties from each seller stating that each loan was underwritten to our requirements or, in the event underwriting exceptions were made, we are informed of the exceptions so that we may evaluate whether to accept or reject the loans. A seller who breaches these representations and warranties in making a loan that we purchase may be obligated to repurchase the loan from us. PIMCO will seek to reduce downside risk related to unanticipated credit events through the use of active asset surveillance to evaluate collateral pool performance and will proactively manage positions. PIMCO intends to use its industry leading technology platform, including proprietary software which provides real time status and loan level reporting.

Counterparty Risk

We will be subject to credit risk with respect to the counterparties to financing, derivative and other contracts and other instruments entered into directly by us. We will also be subject to the risk that a counterparty may become unwilling or unable to meet its obligations prior to settlement. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a contract due to financial difficulties, we may experience significant delays in obtaining any recovery under the contract in a bankruptcy or other reorganization proceeding. We may obtain only a limited recovery or may obtain no recovery in such circumstances.

In situations where we are required to post margin or other collateral with a counterparty, the counterparty may fail to segregate the collateral or may commingle the collateral with the counterparty’s own assets. As a result, in the event of the counterparty’s bankruptcy or insolvency, our collateral may be subject to the conflicting claims of the counterparty’s creditors and we may be exposed to the risk of a court treating us as a general unsecured creditor of the counterparty, rather than as the owner of the collateral.

We may effect certain transactions in “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight, as are members of “exchange based” markets. To the extent we invest in over-the-counter transactions on these markets, we may be exposed to credit risks with regard to parties with whom we trade and may also bear the risk of settlement default. These risks may differ materially from those entailed in exchange-traded transactions, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. In particular, over-the-counter derivative transactions can only be closed out with the other party to the transactions, and, therefore, generally do not benefit from such exchange protections. If a counterparty defaults, we will have contractual remedies, but there is no assurance that the counterparty will be able to meet its contractual obligations or that, in the event of default, we will succeed in enforcing them.

PIMCO is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with a single counterparty. The right of PIMCO to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses to us, especially during unusually adverse market conditions.

BUSINESS

Our Company

We are a newly organized real estate finance company that intends to acquire, manage and finance, directly or through our subsidiaries, Agency RMBS, MSRs, Non-Agency RMBS, residential mortgage loans and other real estate-related assets. We refer to all of the above assets as our Target Assets. We seek to provide attractive risk-adjusted returns to stockholders over the long term, primarily through dividends and distributions and secondarily through capital appreciation. We will seek to employ a flexible and relative value focused investment strategy and expect to reallocate capital from time to time among our Target Assets. We believe this flexibility will enable us to more efficiently manage risk and deliver attractive risk-adjusted returns under a variety of market conditions and economic cycles.

We will be externally managed and advised by PIMCO, an investment adviser registered with the SEC pursuant to the Advisers Act. We are organized as a Maryland corporation and intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2019. We generally will not be subject to U.S. federal income taxes on our REIT taxable income to the extent that we annually distribute all of our REIT taxable income to stockholders and maintain our intended qualification as a REIT. We also intend to operate our business in a manner that will permit us to maintain one or more exclusions or exemptions from registration under the 1940 Act.

PIMCO

Founded in 1971, PIMCO manages investments for a wide variety of clients, including public and private pension and retirement plans, individuals and institutions. PIMCO has more than 2,500 dedicated professionals, including 255 portfolio managers with an average of 16 years of investment experience, in 11 countries and 14 offices with approximately $1.66 trillion in assets under management as of December 31, 2018. We believe that our relationship with PIMCO will provide significant advantages in sourcing, evaluating, underwriting and managing investments in our Target Assets.

As of December 31, 2018, PIMCO managed securitized holdings of over $465 billion, out of which $56 billion were associated with dedicated mortgage-related strategies across a variety of investment vehicles such as mutual funds, closed-end funds, private equity funds, hedge funds and separate accounts. As of December 31, 2018, PIMCO’s residential mortgage-related assets under management consisted of over $220 billion in Agency RMBS and $75 billion in Non-Agency RMBS. As of December 31, 2018, PIMCO has overseen the servicing on over 250,000 individual mortgages through relationships with third-party sub-servicers and Other PIMCO Accounts have acquired over $45 billion in residential mortgage loans since 2010. PIMCO has long-standing experience investing in mortgage-related assets across various economic and market cycles dating back to the early 1970s. PIMCO’s mortgage, consumer and real estate investment team consists of over 40 professionals devoted to mortgage investment management.

Our business affairs will be led by our Chief Executive Officer,                     , who is                     , Co-Chief Investment Officer, Daniel H. Hyman, who is a Managing Director and co-head of the Agency Mortgage Portfolio Management team at PIMCO, Co-Chief Investment Officer, Jason R. Steiner, who is a Managing Director and Senior Residential Mortgage Credit Portfolio Manager at PIMCO, focusing on mortgage loans and servicing, President, Jason Mandinach, who is an Executive Vice President and Alternative Credit Strategist at PIMCO, and Chief Financial Officer, John Lane, who is an Executive Vice President and Chief Financial Officer of PIMCO’s alternatives platform. They will be supported by a team of investment professionals who have significant experience in analyzing and investing in Agency RMBS, Non-Agency RMBS, residential mortgage loans and other real estate-related assets. We will also benefit from PIMCO’s macroeconomic process, which produces short-term and long-term forecasts for the U.S. and global economy, as well as PIMCO’s substantial analytics and financial engineering infrastructure. We believe our relationship with PIMCO as our manager will allow us to take the same disciplined investment and risk management approach that is applied to PIMCO’s broader business, and will also provide significant advantages in sourcing, evaluating, underwriting and managing investments in our Target Assets that will accrue to the benefit of our stockholders.

Our Investment Strategy

Our business objective is to provide attractive risk-adjusted returns to our stockholders over the long term, primarily through dividends and distributions and secondarily through capital appreciation, by investing, directly or indirectly, principally in our Target Assets. PIMCO, as our manager, intends to assess the relative value of available opportunities among our Target Asset classes in making its investment decisions. PIMCO’s investment decisions will depend on prevailing market conditions and are expected to change over time. As a result, we cannot predict how much of our assets will be invested in any particular asset class within our Target Assets or whether we will be invested across the broad spectrum of real estate-related asset classes. In addition, we may only be able to acquire certain of our Target Assets, such as residential mortgage loans, servicer advances and Base MSRs, if we obtain certain licenses and approvals, acquire a servicer with the necessary licenses and approvals, and/or utilize a holding structure for which certain licenses and approvals are not required. PIMCO will not be subject to any limits or proportions with respect to the mix of assets that we will acquire other than as required to maintain our qualification as a REIT and our exclusion from registration under the 1940 Act. PIMCO will be permitted to concentrate our portfolio in any one or more, and will not be required to be invested in all, of the foregoing real estate-related asset types.

Our initial portfolio will consist primarily of Agency RMBS (including TBAs) and, to a lesser extent, Excess MSRs and residential mortgage loans. We believe that the depth and liquidity of the Agency RMBS market, including the TBA market, will allow us to deploy a significant portion of the net proceeds of this offering in a relatively short period of time. In particular, we expect to purchase a significant amount of TBAs in the near term to accelerate the construction of our initial portfolio, generally taking physical delivery of the underlying Agency RMBS and settling our obligations for cash. However, we may also utilize TBA dollar roll transactions as a means of investing in and financing Agency RMBS. Our goal is to, over time, build a portfolio of our Target Assets that may include:

Agency RMBS	• RMBS issued by an Agency or for which an Agency guarantees payments of principal and interest on the securities backed by fixed rate loans, ARMs and hybrid ARMs • TBAs • CMOs
Mortgage Servicing Related Assets	• Excess MSRs • servicer advances • Base MSRs
Non-Agency RMBS

•  RMBS that are not issued or guaranteed by an Agency, including investment-grade and non-investment grade classes or tranches, including the BB-rated, B-rated and non-rated classes or tranches backed by fixed rate loans, ARMs and hybrid ARMs

•  CMOs

Residential Mortgage Loans

•  Fixed rate mortgages, ARMs and hybrid ARMs that are secured by single and multifamily residential properties

•  Conforming mortgages, Alt-A mortgage loans and Subprime mortgage loans

•  Qualified and non-qualified mortgage loans

•  Performing, re-performing, sub-performing and non-performing loans

•  New and seasoned loans, including whole loans

Other Real Estate-Related Assets

•  Residential real property

•  Mortgage-related derivatives, including IO strips, PO strips, floaters, inverse floaters, inverse interest-only RMBS, default swaps, options, futures and derivatives on RMBS

•  CRTs

•  Preferred equity in entities that directly or indirectly own residential real estate

•  Policies, instruments and agreements related to mortgage insurance or reinsurance risk

•  Hedging instruments that include U.S. Treasury securities, options, swaps and futures

•  Non-U.S. RMBS

The foregoing list of potential Target Assets is not intended to be exhaustive. PIMCO, as our manager, may also acquire residential real estate-related assets not identified above. Over time, we anticipate that we may originate as well as acquire some of our real estate-related assets. PIMCO will also have the discretion to cause us to acquire other assets, including CMBS, commercial real estate loans and other commercial real estate-related securities and assets. In addition, PIMCO may, in its sole discretion, cause us to acquire to a lesser extent non-real estate-related assets, including, without limitation, other ABS, corporate loans and unsecured debt of any issuer (whether U.S. or non-U.S.). PIMCO also may cause us to utilize derivative financial instruments and engage in hedging, financing and other investment techniques. These additional real estate-related and non-real estate-related instruments and hedging, financing and other investment techniques may include those that are not in existence as of the date of this prospectus and may be hereafter created. In addition, we may invest in our Target Assets and other assets either directly or indirectly (through derivatives, REMICs, or other securitization vehicles, grantor trusts or other investment trusts or otherwise). All of the foregoing strategies are subject to our maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act.

We may execute the transactions described above through any existing or future program with any U.S. or non-U.S. government agency or through private sector transactions.

Market Opportunities

We believe that our Target Assets currently present highly attractive risk-adjusted return profiles and can provide us with an investment portfolio that is high in credit quality, without incurring significant levels of interest rate risk. Following the housing and financial crises of 2007 to 2009, which we refer to as the “financial crisis”, the mortgage market underwent significant structural changes resulting in less private capital to support the mortgage financial system. As the traditional banking sector and private securitization market reduced their respective roles in residential mortgages, Fannie Mae, Freddie Mac and Ginnie Mae significantly increased their market share. At the same time, the U.S. Federal Reserve greatly expanded its balance sheet, reaching over $1.7 trillion in Agency RMBS holdings at the peak in June 2017. Since then, private securitization channels and bank lending activity have both remained historically low, while the U.S. Federal Reserve is well underway in reducing its footprint in the Agency RMBS market and policymakers remain focused on attracting more private capital to residential credit markets. In addition, we believe that higher interest rates and more attractive valuations on Agency RMBS have further improved the risk-adjusted return proposition within the mortgage market. While the U.S. Federal Reserve is likely to continue to reduce the size of its balance sheet, Agency RMBS valuations have already cheapened significantly in recent years. Against this backdrop, we believe that private and permanent capital can take advantage of the reduced government footprint in the mortgage market to generate attractive risk-adjusted returns.

In addition, new regulation since the financial crisis has contributed to the reduced role of banks in mortgage servicing. After the financial crisis, banks sold billions of dollars of MSRs to non-bank mortgage companies. While these non-bank mortgage companies have taken advantage of multiple years of historically low interest rates to increase origination volumes focused on refinancing activity, the rise in interest rates and slowdown in housing has put pressure on profit margins and PIMCO expects continued disposition of MSRs over the coming months and years. Given the complexity and illiquidity of MSRs, we believe a PIMCO-managed, permanent capital with significant mortgage origination and acquisition capabilities is well suited to take advantage of this emerging opportunity. We believe this mortgage market backdrop, combined with the current credit market environment, presents an attractive opportunity for us to implement our business plan as a new public company.

Agency RMBS

In the aftermath of the global financial crisis, historically low financing rates for mortgage loans and higher levels of Agency mortgage originations drove an ample supply of newly minted Agency RMBS securitizations. As part of its quantitative easing program designed to stabilize the economy, the U.S. Federal Reserve became one of the largest buyers of Agency RMBS, with holdings of $1.63 trillion as of December 26, 2018. In June 2017, the FOMC announced a plan for decreasing reinvestments, intended to gradually reduce the U.S. Federal Reserve’s holdings of Agency RMBS. We believe that the ensuing decrease in demand will perpetuate the current attractive pricing dynamics for Agency RMBS.

As of December 26, 2018. Data Source: Federal Reserve Bank of St. Louis.

In determining the attractiveness of Agency RMBS, PIMCO relies on several analyses and market inputs, including proprietary multi-variable models that rely on a series of market-based inputs with strong historical pricing relationships to the price of Agency RMBS. These inputs are compared to PIMCO’s current proprietary Agency RMBS index to measure whether the sector is trading at relatively more expensive levels (“rich”) or relatively less expensive levels (“cheap”) based on relative valuations and historical trading patterns. Based on this comparison, as of November 2018 Agency RMBS are currently trading near their cheapest levels since 2010 relative to interest rate swaps, adjusted for interest rate volatility. This metric is important to us because it reflects the cost of Agency RMBS relative to their most common hedge (interest rate swaps) and can be useful as an overall indication of risk-adjusted returns in this sector. We believe PIMCO’s granular and disciplined market and credit analysis will provide strong insight into Agency RMBS performance drivers and valuation.

As of November 19, 2018. Source: PIMCO.

The above chart is a multi-variable model reflecting a series of market-based inputs that tend to have a relationship with the price of Agency RMBS. These inputs are compared to the Fannie Mae current coupon mortgage to measure whether the sector is trading at relatively more expensive levels (“rich”) or relatively less expensive levels (“cheap”) based on relative valuations and historical trading patterns. The four inputs used in our relative valuations of RMBS are 3-into-7 Swaptions, RMBS Index Price, 5-year swaps and 10-year swaps. Rich and cheap are characterizations of the relative relationships of the inputs over time.

Mortgage Servicing Related Assets

Excess MSRs

MSRs represent the right to service a securitized pool of residential mortgage loans in exchange for a portion of the interest payments made on the underlying residential mortgage loans. This amount typically ranges from 25 to 50 basis points times the unpaid principal balance of the mortgages. An MSR is generally made up of two components: a basic servicing fee paid to the mortgage servicer as compensation for the performance of servicing duties (including with respect to servicer advances), or the Base MSR, and the amount of such MSR that exceeds the basic servicing fee, or the Excess MSR. For example, if an MSR is 30 basis points and the basic fee is five basis points, then the Excess MSR is 25 basis points. Entire MSRs can be purchased or, alternatively, just the Excess MSR can be purchased by entering into a contractual agreement with the servicer. An owner of an entire MSR or a Base MSR may be required to be a licensed mortgage servicer. However, as an owner of an Excess MSR, because it is only a contractual agreement with the servicer, we are not required to be licensed as a mortgage servicer and are not required to assume any servicing duties (including with respect to servicer advances) or liabilities associated with the loan pool underlying the MSR unless otherwise specified through agreement.

We believe that MSRs can offer an attractive natural hedge to Agency RMBS. As interest rates rise, homeowners are less likely to refinance their mortgages, and the value of the corresponding MSR increases as the duration of the expected cash flows extends. We believe that our anticipated MSR exposure will help balance the interest rate sensitivity, which we refer to as duration, of our portfolio. In certain market conditions, we expect that an increase in MSR value from rising interest rates may mitigate any corresponding decrease in value of Agency RMBS in our portfolio. Comparing interest rates on existing mortgages against the current rate a borrower could receive and the cost to refinance, PIMCO estimates that 12% of conventional 30 year mortgages were refinanceable as of October 31, 2018, the lowest number since 2008. With limited refinancing activity, we expect the cash flow generated from MSRs to be greater given the limited refinancing incentive for the outstanding mortgage market.

One of the key changes in the mortgage market since the financial crisis has been a shift towards non-bank participation in the origination and servicing of mortgage loans. According to Inside Mortgage Finance, as of June 30, 2018, banks had originated 46.1% of mortgages and had a mortgage servicing market share of 55.0% in the first half of 2018. This represents the lowest rate of bank participation in both mortgage origination and servicing since 2006. Additionally, of loans serviced by the top 10 Ginnie Mae servicers, banks serviced 27% of loans originated in the previous two years, as compared to 37% of loans originated in the previous five years and 59% of the total portfolio as of September 30, 2018, according to the Department of Housing and Urban Development.

Unlike banks, non-bank mortgage originators do not have access to deposits with which to fund their MSRs. As such, we believe that non-bank mortgage originators are more susceptible to changes in capital markets that may limit funding for MSRs. We anticipate that such funding challenges may, in turn, compel non-bank mortgage originators to sell MSRs if they are unable to fund those assets independently. We believe that this potential increase in MSR supply may drive attractive valuations and extend the market opportunity for acquiring MSRs to third-party acquirers with access to capital.

Servicer Advances

Servicer advances are a customary feature of residential mortgage securitization transactions and represent one of the duties for which a servicer is compensated through the basic fee component of the related MSR, since the advances are non-interest bearing. Servicer advances are generally reimbursable cash payments made by a servicer (i) when the borrower fails to make scheduled payments due on a residential mortgage loan or (ii) to support the value of the collateral property. Servicer advances typically fall into one of three categories:

•

Principal and Interest Advances: Cash payments made by the servicer to cover scheduled payments of principal of, and interest on, a residential mortgage loan that have not been paid on a timely basis by the borrower.

•

Escrow Advances (Taxes and Insurance Advances): Cash payments made by the servicer to third parties on behalf of the borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower.

•

Foreclosure Advances: Cash payments made by the servicer to third parties for the costs and expenses incurred in connection with the foreclosure, preservation and sale of the mortgaged property, including attorneys’ and other professional fees.

The purpose of the advances is to provide liquidity, rather than credit enhancement, to the underlying residential mortgage securitization transaction. Servicer advances are generally permitted to be repaid from amounts received with respect to the related residential mortgage loan, including payments from the borrower or amounts received from the liquidation of the property securing the loan, which is referred to as “loan-level recovery.”

Residential mortgage servicing agreements generally require a servicer to make advances in respect of serviced residential mortgage loans unless the servicer determines in good faith that the advance would not be ultimately recoverable from the proceeds of the related residential mortgage loan or the mortgaged property. In many cases, if the servicer determines that an advance previously made would not be recoverable from these sources, or if such advance is not recovered when the loan is repaid or related property is liquidated, then, the servicer is, most often, entitled to withdraw funds from the trustee custodial account in the related securitization for payments on the serviced residential mortgage loans to reimburse the applicable advance. This repayment process is what is often referred to as a “general collections backstop.” Under certain circumstances, a servicer may also be reimbursed for an otherwise unrecoverable advance by a GSE, with respect to loans in Agency RMBS. See “Risk Factors—Risks Related to Our Investments—Servicer advances may not be recoverable or may take longer to recover than we expect, which could cause us to fail to achieve our targeted return on our Servicer Advance Investments or MSRs.”

We intend to provide financing to servicers through senior, mezzanine or equity positions. We believe that servicer advances are attractive mortgage servicing-related assets without some of the unique characteristics of MSRs. We anticipate that the advances will complement our other Target Assets by differentiating the risk profile of our portfolio. Agency RMBS and MSRs are both sensitive to changes in interest rates and mortgage markets, whereas servicer advances are primarily credit-sensitive. We believe that the credit quality of servicer advances is high, bolstered by the general collections backstop. Additionally, the advances are generally less than twelve months in term, diversifying the tenor of our portfolio. Certain Agency approvals are required to secure financing with servicer advances. See “Risk factors—Certain licenses and approvals may be required to purchase, hold, enforce or sell residential mortgage loans or MSRs, or to secure financing with servicer advances, and we may not be able to obtain and/or maintain such licenses and approvals.”

The status of our servicer advances for purposes of the REIT requirements is uncertain, and therefore our ability to make these kinds of investments may be limited. We expect to hold our interests in servicer advances in a taxable REIT subsidiary, or TRS.

Residential Mortgage Loans

Since the global financial crisis, the residential mortgage loan markets have undergone significant change. While the U.S. housing market has rebounded and delinquencies and defaults have declined to pre-crisis levels, capital formation in the residential mortgage market has structurally changed. Following the passage of the Dodd-Frank Act and the issuance in 2013 of final rules implementing the U.S. Basel III capital framework, banks have reduced their exposure to the residential mortgage industry, creating opportunities for flexible, private capital. We expect this trend to continue over the coming years given the current regulatory environment and the prospects for greater focus on GSE reform, which could gradually reduce the U.S. Government’s footprint in the residential mortgage market.

Housing fundamentals have remained strong through the beginning of 2019, with mortgage delinquencies reaching an 18-year low of 4.06% in the fourth quarter of 2018 and mortgage applications remaining robust. We believe the current strength of the housing market provides significant opportunities to invest in residential mortgage loans featuring attractive credit profiles.

We anticipate a potential decrease in origination volume if interest rates rise and refinancings decline. With limited supply increasing competition, margin compression may pressure non-bank mortgage originators, which may be unable to secure adequate funding in the face of such pressure. We believe that we will be well-positioned to capitalize on such a dislocation.

As the residential mortgage market has evolved since the global financial crisis, market confidence with respect to the underwriting process has increased. However, the funding market for non-conforming loans has yet to recover, with conforming loans comprising the significant majority of originations in recent years. We believe there is an attractive disconnect between the strength of underwriting processes, pricing, and the limited funding market of non-conforming mortgage loans. We expect the opportunity set in non-conforming mortgage lending to grow over the coming years.

Against the backdrop of the evolving mortgage market, we believe there are significant broad-based opportunities to invest in residential mortgage loans, including:

•

Qualified Mortgage Lending: Qualified mortgage loans are subject to ability-to-repay requirements and do meet the requirements for qualified mortgage status under regulations promulgated by the Consumer Financial Protection Bureau, HUD, Veterans Administration or U.S. Department of Agriculture. This opportunity set is based on providing capital to higher quality mortgage loans that fit the criteria for Fannie Mae, Freddie Mac or Ginnie Mae at interest rates that are more competitive than the GSEs are offering given increasing loan-level pricing adjustments. As the U.S. Government seeks to reduce its footprint in the mortgage market, this opportunity set may grow over the coming years.

•

Non-Qualified Mortgage Lending: Non-qualified mortgage loans are subject to ability-to-repay requirements and do not meet the requirements for qualified mortgage status under regulations promulgated by the Consumer Financial Protection Bureau, HUD, Veterans Administration or U.S. Department of Agriculture. This opportunity set is typically comprised of loans that banks are no longer competing for and that do not qualify for current Fannie Mae, Freddie Mac or Ginnie Mae credit criteria. This can include self-employed individuals, foreign nationals or other borrowers that may not check all of the necessary boxes to be a qualified mortgage.

•

Transitional Residential Lending: This market is often referred to as “fix and flip” and involves lending to those looking to acquire properties for the purpose of renovating and either flipping or converting into rentals.

•

Home Equity Lending: While this segment of the residential credit market has stagnated far below pre-crisis levels in recent years, we believe that it may expand over the coming years. Home price appreciation following the global financial crisis has caused the strong equity buildup in the mortgage market. Additionally, any increase in interest rates would discourage homeowners from moving and borrowing at a higher current rate. Home equity loans appear more attractive, as they allow the homeowner to keep his or her low-rate primary mortgage.

In addition to the above opportunities in newer origination mortgage credit, we continue to find select opportunities in the legacy residential loan market, primarily through re-performing loans.

Given the changes currently expected to impact the U.S. mortgage market and uncertainty surrounding interest rates, we expect the opportunity set for private capital to continue to evolve beyond the aforementioned opportunities.

PIMCO, as our Manager, is negotiating arrangements to acquire residential mortgage loans with several originators of such loans. These contracts would facilitate execution of future purchases but would not oblige either party to enter into any particular sale as they are not forward commitments. There can be no assurance that these agreements will be entered into in any particular timeframe.

Our Business Strengths and Competitive Advantages

We believe that a flexible and relative value oriented investment approach among our Target Assets, driven by PIMCO’s team of investment professionals who have significant experience in investing in a wide spectrum of real estate-related assets, will enable us to more efficiently manage risk and deliver attractive risk-adjusted returns under a variety of market conditions and economic cycles. We believe we distinguish ourselves from our competitors as follows:

Disciplined Investment and Risk Management Approach

PIMCO’s investment philosophy is anchored by value discipline that demands compensation for risk, a rigorous focus on risk management and an informed long-term macroeconomic view. PIMCO has expended significant time and resources to develop deep mortgage credit capabilities to meet the demands of a rapidly changing financial landscape. PIMCO has a dedicated team focused on the operational risks of loan origination and servicing practices, as well as continuing pre- and post-purchase servicer surveillance. PIMCO employs specialists in the areas of public housing policy, loan modification programs, and GSE credit practices. PIMCO carefully reviews securitization documents to understand detailed structuring and legal risks that may be overlooked by the market. These insights have been incorporated into the design of state-of-the-art analytical models and risk management processes. PIMCO employs mortgage quantitative risk management by rigorously modeling known risk parameters, while maintaining the flexibility to dynamically accommodate changes in economic and policy conditions. As market environments evolve, PIMCO expects to continuously monitor and evaluate its models to determine whether the assumptions that underlie them are relevant for the given changes in the financial markets. We believe that this combination of quantitative rigor and the experienced judgment of the portfolio management team supports enhanced risk-adjusted investment decisions.

Experienced and Cohesive Management Team

We expect that the experience of PIMCO’s investment team will be a significant advantage. PIMCO has more than 45 years of asset management experience and, as of December 31, 2018, managed approximately $1.66 trillion in assets, including over $220 billion of Agency RMBS and $75 billion of Non-Agency RMBS. Real estate-related assets, including those included in our Target Assets, have been a significant component of PIMCO’s investment strategy since its inception in 1971. We expect to benefit significantly from the long-standing culture of investment excellence at PIMCO.

Our business affairs will be led by our Chief Executive Officer,                     , who is                     , Co-Chief Investment Officer, Daniel H. Hyman, who is a Managing Director and co-head of the Agency Mortgage Portfolio Management team at PIMCO, Co-Chief Investment Officer, Jason R. Steiner, who is a Managing Director and Senior Residential Mortgage Credit Portfolio Manager at PIMCO, focusing on mortgage loans and servicing, President, Jason Mandinach, who is an Executive Vice President and Alternative Credit Strategist at PIMCO, and Chief Financial Officer, John Lane, who is an Executive Vice President and Chief Financial Officer of PIMCO’s alternatives platform. PIMCO, as our manager, will be supported by an experienced team of 40 residential mortgage investment professionals with extensive experience analyzing and managing credit, interest rate, maturity, prepayment and liquidity risks associated with owning a leveraged portfolio of mortgage assets. In particular, as of December 31, 2018, PIMCO had four Agency RMBS portfolio managers, ten U.S. residential mortgage credit portfolio managers, six consumer credit portfolio managers, 24 U.S. commercial real estate portfolio managers, 74 professionals dedicated to analytics and four housing policy and mortgage finance professionals. This experience enhances PIMCO’s ability to invest in our Target Assets across a range of economic cycles and changing market conditions.

Significant Experience Across Capital Structures and Liquidity Spectrum in Residential Mortgages

PIMCO has significant experience across capital structures and the liquidity spectrum in the residential mortgage market. PIMCO’s portfolio management team spans all aspects of the residential mortgage market, including Agency RMBS, MSRs, non-Agency RMBS, performing residential mortgage loans, sub-performing loans, re-performing loans, non-performing loans, mortgage origination, servicing and housing. PIMCO has developed significant proprietary analytics to inform its views of prepayment risk, mortgage credit risk, consumer credit fundamentals and home prices. We believe that we will significantly benefit from the breadth of PIMCO’s residential mortgage capabilities.

Flexible and Relative Value Focused Approach

We will seek to employ a flexible and relative value focused approach and expect to reallocate capital from time to time among our Target Assets. We believe this flexibility will enable us to more effectively manage risk and deliver attractive risk-adjusted returns under a variety of market conditions and economic cycles. In addition, our investment team has depth and experience across a wide spectrum of mortgage assets, including Agency RMBS, MSRs, Non-Agency RMBS and residential mortgage loans. We believe the flexibility to traverse public and private residential mortgage markets is critical to generating attractive risk-adjusted returns. The experience of PIMCO’s team in these asset classes spans numerous economic cycles and goes beyond asset selection to include origination and underwriting as well as servicing control, structuring and securitization. This breadth of experience should provide valuable insights into our Target Asset selection and strategy and allow us to invest opportunistically and with a high degree of flexibility through various economic, real estate and capital market conditions to exploit opportunities in the market as they arise.

Access to Extensive Sourcing and Financing Relationships

PIMCO is one of the largest fixed-income asset managers in the world. With PIMCO as our manager, we have access to PIMCO’s extensive and long-standing relationships with major issuers of residential debt securities and loans and the broker-dealers that trade these securities and loans, augmented by ongoing dialogue with a substantial number of smaller, regional institutions that focus on opportunities that are often sold on an off-market basis. We believe these relationships, together with PIMCO’s infrastructure, will provide us access to an ongoing pipeline of attractive opportunities many of which may not be available to our competitors. We believe that access to PIMCO’s extensive sourcing capabilities will help us execute on our flexible and relative value oriented approach among our Target Assets. In addition, through PIMCO and its affiliates, we have significant relationships with leading financing and derivative counterparties. We believe these relationships will facilitate broad access to attractive sources of financing and in executing any hedging policies that we may be adopt.

We believe our strategy to pair Agency RMBS with Agency MSRs will lead to a diversified and balanced approach, with flexibility in our investment strategy as demonstrated in the below chart:

Our Target Assets

Residential Mortgage-Backed Securities

RMBS are securities backed by a pool of mortgage loans that are collateralized by residential real estate properties. The mortgage loans collateralizing RMBS we may acquire may include loans issued to borrowers of any credit quality (e.g., prime, Alt-A or Subprime), loans with any combination of principal and interest payment structures of any term (e.g., fixed- and floating-rate ARMs, hybrid ARMs, balloons, negative amortization loans, interest only loans), loans underwritten pursuant to any or no underwriting standards (e.g., within or not within Agency guidelines), loans of any size (e.g., conforming and nonconforming loans), loans that are performing or not performing or re-performing and loans of any lien position (e.g., first and second lien loans). We may invest in RMBS that are in the form of an Agency RMBS as well as Non-Agency RMBS.

Agency RMBS—We plan to initially focus our strategy on acquiring and managing a portfolio of Agency RMBS, which may include mortgage pass-through securities and CMOs with respect to which a U.S. government instrumentality, such as Ginnie Mae, Fannie Mae or Freddie Mac, guarantees payments of principal and interest. Agency RMBS are collateralized by either fixed rate loans, ARMs or hybrid ARMs. Our allocation of our Agency RMBS collateralized by fixed rated loans, ARMs or hybrid ARMs will depend on various factors, including, but not limited to, relative value, expected future prepayment trends, supply and demand, costs of hedging, costs of financing, expected future interest rate volatility and the overall shape of the U.S. Treasury and interest rate swap yield curves. We may, in the future, utilize TBAs in order to invest in Agency securities. Pursuant to these TBAs, we would agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered would not be identified until shortly before the TBA settlement date. Our ability to purchase agency securities through TBAs may be limited by the 75% REIT asset test and 75% REIT gross income test as well as the asset tests applicable to any subsidiary that seeks to qualify for the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act.

Non-Agency RMBS—We will invest in RMBS that are not issued or guaranteed by any Agency. The mortgage loan collateral for Non-Agency RMBS consists of residential mortgage loans that do not generally conform to underwriting guidelines issued by an Agency.

Mortgage Servicing Related Assets

MSRs represent the right to service a securitized pool of residential mortgage loans in exchange for a portion of the interest payments made on the underlying residential mortgage loans. This amount typically ranges from 25 to 50 basis points times the unpaid principal balance of the mortgages. An MSR is generally made up of two components: a basic servicing fee paid to the mortgage servicer as compensation for the performance of servicing duties (including with respect to servicer advances), or the Base MSR, and the amount of such MSR that exceeds the basic servicing fee, or the Excess MSR. For example, if an MSR is 30 basis points and the basic fee is five basis points, then the Excess MSR is 25 basis points. Entire MSRs can be purchased or, alternatively, just the Excess MSR can be purchased. An owner of an entire MSR or a Base MSR may be required to be a licensed mortgage servicer. However, as an owner of an Excess MSR, we are not required to be licensed as a mortgage servicer and are not required to assume any servicing duties (including with respect to servicer advances) or liabilities associated with the loan pool underlying the MSR unless otherwise specified through agreement. Currently, neither we nor PIMCO hold the necessary licenses to own Base MSRs. See “Risk factors—Certain licenses and approvals may be required to purchase, hold, enforce or sell residential mortgage loans or MSRs, or to secure financing with servicer advances, and we may not be able to obtain and/or maintain such licenses and approvals.”

Secondary sources of an MSR’s revenue include late fees, float earned on escrow payments and other ancillary fees. As MSRs are a combination of rate-sensitive, rate-insensitive and intangible assets, they are difficult to hedge and introduce substantial amounts of volatility to financial reporting.

Servicer Advances

Servicer advances are a customary feature of residential mortgage securitization transactions and represent one of the duties for which a servicer is compensated through the basic fee component of the related MSR because the advances are non-interest bearing. Servicer advances are generally reimbursable cash payments made by a servicer (i) when the borrower fails to make scheduled payments due on a residential mortgage loan or (ii) to support the value of the collateral property. Our interests in servicer advances include the following:

•

Servicer Advance Investments. These investments are associated with specified pools of mortgage loans and include the related outstanding servicer advances, the requirement to purchase future servicer advances and the rights to the basic fee component of the related MSR. We may purchase Servicer Advance Investments on certain loan pools underlying our Excess MSRs.

•	Servicer advances receivable. The outstanding servicer advances related to a specified pool of mortgage loans.

Servicer advances typically fall into one of three categories:

•

Principal and Interest Advances: Cash payments made by the servicer to cover scheduled payments of principal of, and interest on, a residential mortgage loan that have not been paid on a timely basis by the borrower.

•

Escrow Advances (Taxes and Insurance Advances): Cash payments made by the servicer to third parties on behalf of the borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower.

•

Foreclosure Advances: Cash payments made by the servicer to third parties for the costs and expenses incurred in connection with the foreclosure, preservation and sale of the mortgaged property, including attorneys’ and other professional fees.

The purpose of the advances is to provide liquidity, rather than credit enhancement, to the underlying residential mortgage securitization transaction. Servicer advances are generally permitted to be repaid from amounts received with respect to the related residential mortgage loan, including payments from the borrower or amounts received from the liquidation of the property securing the loan, which is referred to as “loan-level recovery.”

Residential mortgage servicing agreements generally require a servicer to make advances in respect of serviced residential mortgage loans unless the servicer determines in good faith that the advance would not be ultimately recoverable from the proceeds of the related residential mortgage loan or the mortgaged property. In many cases, if the servicer determines that an advance previously made would not be recoverable from these sources, or if such advance is not recovered when the loan is repaid or related property is liquidated, then, the servicer is, most often, entitled to withdraw funds from the trustee custodial account in the related securitization for payments on the serviced residential mortgage loans to reimburse the applicable advance. This repayment process is what is often referred to as a “general collections backstop.” Under certain circumstances, a servicer may also be reimbursed for an otherwise unrecoverable advance by a GSE, with respect to loans in Agency RMBS. See “Risk Factors—Risks Related to Our Investments—Servicer advances may not be recoverable or may take longer to recover than we expect, which could cause us to fail to achieve our targeted return on our Servicer Advance Investments or MSRs.”

Certain Agency approvals are required to secure financing on servicer advances. See “Risk factors—Certain licenses and approvals may be required to purchase, hold, enforce or sell residential mortgage loans or MSRs, or to secure financing with servicer advances, and we may not be able to obtain and/or maintain such licenses and approvals.”

The status of our servicer advances for purposes of the REIT requirements is uncertain, and therefore our ability to acquire servicer advances may be limited. We expect to hold our interests in servicer advances in a TRS.

Residential Mortgage Loans

We may invest in new originations, qualified mortgage loans, non-qualified mortgage loans, performing, re-performing, sub-performing and non-performing loans, including whole loans collateralized by residential real estate, which may be of any credit quality (e.g., prime, Alt-A or Subprime mortgage loans) and may have a combination of principal and interest payment structures (e.g., fixed-rate mortgages, ARMs, hybrid ARMs, balloon mortgages, negative amortization loans or interest-only loans), either servicing-released or servicing-retained. These loans may have been originated pursuant to any or no underwriting standards (e.g., within or not within Fannie Mae or Freddie Mac guidelines) and may be of any size and any lien position (e.g., first-lien or second-lien loans).

Other Real Estate-Related Assets

Residential Real Property—We may make acquisitions in residential real property, without geographic restriction, to take advantage of attractive opportunities. In certain circumstances, we may acquire properties or portfolios where we believe better management, focused leasing efforts and/or capital improvements would improve the property’s operating performance and value.

Preferred Equity—We may acquire or invest in preferred equity in entities that directly or indirectly own residential real estate. Although preferred equity is typically not secured by the real estate held by the issuer of the preferred equity and is subordinate to the debt of the issuer, it occupies a senior position in the issuer’s capital structure relative to common equity holders on cash flow distributions and proceeds of capital events. In addition, preferred holders can often enhance their position and protect their equity position with covenants that limit the entity’s activities and grant the holders the right to control the property after default. Occasionally, the first mortgage on a property prohibits additional liens and a preferred equity structure provides an attractive financing alternative. When we acquire preferred equity, we may become a special limited partner or member in the ownership entity and may be entitled to take certain actions, or cause a liquidation upon a default. Preferred equity investments may also include a percentage interest in the underlying property’s net cash flows (subject to limitations related to our qualification as a REIT), payable on an ongoing basis, or a percentage of any increase in value of the property, payable upon maturity or refinancing of the senior loans and preferred return.

Interest-Only and Principal-Only RMBS—Stripped securities are RMBS structured with two or more classes that receive different distributions of principal or interest on a pool of Agency RMBS or Non-Agency RMBS or whole loans. IO strips receive only interest while PO strips receive only principal. The yield to maturity on IO strips is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying assets. The yield to maturity on the PO strips may be extremely sensitive to the rate of principal payments (including prepayments) on the related underlying assets. If we decide to invest in stripped securities, we anticipate doing so primarily to take advantage of particularly attractive prepayment-related or structural opportunities in the Agency RMBS market.

Inverse Floating Rate and Floating Rate Securities—A fixed-rate bond can be split into a pair of simultaneously floating rate bonds known as “floaters” and “inverse floaters.” A floater is a CMO whose coupon resets periodically at a specified spread over a specified index (typically one-month LIBOR) subject to a certain cap and floor. In contrast, an inverse floater has a coupon that has an inverse relationship to its index and is also subject to caps and floors. The structuring parameters (i.e., the face amounts, coupons and caps and floors) of the floater and inverse floater are jointly determined such that the weighted average coupon of the pair matches the coupon on the underlying bond for all values of the index.

Inverse Interest-Only RMBS—Inverse interest-only RMBS, similar to an inverse floater, have a coupon that has an inverse relationship to its index and is subject to caps and floors. The main difference between an inverse floater and an inverse interest only is that the inverse floater will receive principal payments while an inverse interest only will receive interest-only bond payments based on a notional principal balance. An inverse interest-only bond can be created either directly from a fixed-rate bond or from an inverse floater in a number of ways.

To the extent we begin to originate any of these products in the future, we may collect an origination fee, which we expect will be paid to a TRS that we own. In addition, we will take an opportunistic approach to our investments and, accordingly, in the future we may invest in assets other than the assets described herein, in each case subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exclusion from registration under the 1940 Act.

Hedging

Subject to maintaining our qualification as a REIT and certain of our exclusions or exemptions from registration under the 1940 Act, PIMCO may cause us to economically hedge (and if so, will have broad flexibility in determining the manner of hedging) any one or more of the risks inherent in our portfolio such as interest rate risk, inflation risk, market value risk, prepayment risk and credit risk (whether directly or through its subsidiaries). Similarly, PIMCO has sole discretion, from time to time, to utilize derivative financial instruments (including swaps) to hedge the interest rate risk associated with our borrowings. PIMCO also has sole discretion to have us engage in a variety of interest rate management techniques that seek to mitigate changes in interest rates or other potential influences on the values of our assets. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through a TRS that is subject to U.S. federal corporate income taxation.

Investment Sourcing

We expect PIMCO to take advantage of the extensive network of relationships that PIMCO and its affiliates have established over more than 45 years to identify investment opportunities. With PIMCO as our manager, we have access to PIMCO’s extensive and long-standing relationships with financial intermediaries, including primary dealers, leading investment and commercial banks, brokerage firms, money-center banks, servicers, broker-dealers, public and private real estate investment companies, mortgage lenders and many strategic partners. We believe these relationships will provide us access to an ongoing pipeline of attractive investment opportunities, many of which may not be available to our competitors. We expect to acquire mortgages from relationships with mortgage brokers and originating lenders. Over time, we may, in our sole discretion, develop or acquire our own origination platform and originate mortgages directly.

Investing in, and sourcing financing for, our Target Assets is highly competitive. Although PIMCO will compete with many other investment managers for attractive investment opportunities in our Target Assets, we believe that our management team’s experience, together with PIMCO’s extensive resources and relationships, will enable us to source transactions on a proprietary basis, providing us with a significant advantage in identifying and capitalizing on attractive opportunities.

Investment Guidelines

Our board of directors has adopted the following general investment guidelines:

•	no investment(s) shall be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;

•	no investment(s) shall be made that would cause us or any of our subsidiaries to be required to register as an investment company under the 1940 Act; and

•

until appropriate assets can be identified, we may invest the proceeds of this and any future offerings in interest-bearing, short-term investments, including money market accounts and/or funds that may invest in similar investments (which subject to the conflicts of interest policy described below may include funds managed by PIMCO or its affiliates, provided that any additional fees payable to PIMCO attributable to our equity investment in such funds are credited against any base management fee payable by us or otherwise rebated to us), that are consistent with our intention to qualify as a REIT.

From time to time, as it deems appropriate or necessary, our board of directors also will review our investment portfolio and our compliance with our investment guidelines. These investment guidelines may be changed or waived from time to time by our board of directors (including by a majority of independent directors) without the approval of our stockholders.

Investment Process

PIMCO, as our manager, will implement a consistent, disciplined investment selection process centered on the credit-intensive analysis of the intrinsic value of investment opportunities. This credit analysis is expected to allow PIMCO to better understand the dynamics of a particular investment opportunity. PIMCO’s credit investment process is expected to focus on detailed analysis at the loan level.

PIMCO will generally evaluate investment opportunities through a detailed analysis of, among other things (to the extent relevant to a prospective investment), the value of prospective investments and any underlying collateral through the use of proprietary models, site visits, automated valuation model analyses, broker opinions or otherwise; collateral quality; loss severities, loss timing, recoveries, cure rates, prepayment risk and other relevant factors; historical performance analysis (including trend analysis on statistics such as delinquencies and losses); structural risks (including the review of legal documents for verification of loss allocation, embedded options/swaps, and bankruptcy carve-out provisions); servicing risks; loan servicing records; loan-level cash flow models at high degrees of granularity, including by zip code, borrower credit profiles, and lending standards, to determine, among other things, the timing and the manner of loss distribution under different scenarios utilizing proprietary delinquency, default and loss curves based on historical patterns; state-specific liquidation timelines; review of local market rental and sales comparables; environmental, zoning and physical property condition reports and any qualitative factors that may alter loss expectations and cash flow timing with respect to potential investments, such as the regulatory and legislative environment and the historical practices (including modification track record and participation in government programs), current financial health and foreclosure capabilities of servicers. This process may also include the review and assimilation of information from a variety of third-party sources, including mortgage originators, servicers and brokers.

To the extent that we invest in securitized assets, PIMCO will perform additional analysis on the structure of, and any embedded options in, the securitization. This process entails a focus on credit-intensive security selection in the mortgage credit markets and other loan markets, including due diligence of collateral quality, structure risks, interest rate risks, regional housing economics and evaluation of origination and servicing risks. This process will also be driven by analysis of potential Target Asset classes with a special focus on loss expectation and loss timing. PIMCO expects to employ a multi-disciplinary approach that combines quantitative models with a subjective approach. Research and relative-value analysis will typically be generated using its expertise. Loss expectations will usually be determined by employing proprietary loan-level quantitative models, although model projections may also be adjusted based on analysis of qualitative factors, such as servicer practice, relevant regulatory or policy changes, prevailing conditions of credit markets and the aggregate leverage in the financial system.

While PIMCO expects to follow the analytical methodologies and investment strategies discussed above, these methodologies and strategies are not intended to represent an exclusive list but instead to provide examples. Not all of the foregoing methodologies or strategies may be utilized at the same time or in the same proportions, and PIMCO may modify and/or implement additional strategies as appropriate for different Target Asset classes or in response to changing market conditions.

Our Portfolio Turnover Policy

Consistent with our desire to provide PIMCO with flexibility in order to manage our portfolio through changing market conditions, we have decided not to adopt a formal portfolio turnover policy. Subject to maintaining our qualification and taxation as a REIT for U.S. federal income tax purposes and our exclusion under the 1940 Act, PIMCO will determine, in its discretion, whether to hold or dispose of our assets at any given time. It is anticipated that PIMCO will consider various factors in making such decisions, including prevailing market conditions, credit performance, available opportunities, availability of leverage or factors regarding a particular asset or our capital needs.

Our Financing Strategy

We expect to use leverage to seek to increase potential returns to our stockholders. To that end, subject to maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act, we intend to use borrowings secured by our assets and other forms of leverage. Though we are not subject to a leverage restriction, we currently expect that direct borrowings (which do not include leverage inherent in any derivative positions, equity or junior tranche investments) would not initially exceed a 12-to-1 ratio for Agency RMBS (on a debt-to-equity basis), a 3-to-1 ratio for Excess MSRs (on a debt-to-equity basis), a 5-to-1 ratio for Non-Agency RMBS (on a debt-to-equity basis) and a 10-to-1 ratio on residential mortgage loans (on a debt-to-equity basis), including in connection with funding the acquisition of residential mortgage loans in anticipation of future securitization. Our decision to use leverage currently or in the future to finance our assets will be based on PIMCO’s assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices or at all, the credit quality of our assets and our outlook for borrowing costs relative to the interest income earned on our assets. Our decision to use leverage in the future to finance our assets will be at the discretion of PIMCO and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future, and we may be subject to margin calls as a result of our financing activity. In addition, we expect to rely on short-term financing such as repurchase transactions under master repurchase agreements, the duration of which may be as short as 30 to 60 days, and to the extent we rely on short-term financing, we will be exposed to risks regarding availability of the short term financing. To the extent available on desirable terms, we initially expect to finance Agency RMBS with repurchase agreement financing. We expect the terms of our repurchase agreements will generally conform to the terms in the standard master repurchase agreement as published by SIFMA as to repayment, margin requirements and segregation of all securities that will be sold under any repurchase transactions. To the extent available on desirable terms, we intend to use credit facilities to finance any MSR acquisitions. We intend to establish and maintain formal relationships with multiple counterparties to maintain such facilities on favorable terms. We may also use securitization transactions to finance MSRs. To the extent we acquire any qualified mortgage or reperforming loans, we may use securitization transactions or other forms of structured financing to finance such assets. Over time, as market conditions change, in addition to these financings, we may use other forms of leverage.

We may also effectively finance the acquisition of Agency RMBS by entering into TBA dollar roll transactions. In a TBA dollar roll transaction, TBAs with the same terms but different settlement dates are simultaneously bought and sold. The TBA settling in the later month typically prices at a discount to the TBA settling in the earlier month. This difference, or “drop,” is a reflection of the expected interest income from an investment in similar Agency MBS, less an implied cost of financing, that would be foregone as a result of settling the TBA in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because, in the TBA dollar roll market, the party providing the implied financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, “TBA dollar roll income” generally represents the economic equivalent of the interest income earned on the underlying Agency MBS, less an implied cost of financing. We would recognize TBAs as derivative instruments on our consolidated financial statements at their net carrying value (fair value less the purchase price to be paid or received under the TBA). Consequently, TBA dollar roll transactions and such forward purchases of Agency MBS represent a form of off-balance sheet financing and increase our “at risk” leverage. In evaluating our overall leverage at risk, we consider both our on-balance sheet and off-balance sheet financing.

Conflicts of Interest and Related Party Transaction Policies

We are externally advised by PIMCO, and all of our officers are employees of PIMCO or its affiliates. Our management agreement with PIMCO was negotiated between related parties and its terms, including fees, expense reimbursements and other amounts payable to PIMCO, may not be as favorable to us as if they had been negotiated at arm’s length between unaffiliated third parties. PIMCO anticipates sourcing all of our investment opportunities and PIMCO and its affiliates manage funds or other vehicles that compete with us for investment opportunities.

PIMCO is a leading global investment management firm that offers a wide variety of products and services to a diverse global client base. Accordingly, there are numerous conflicts of interest with Other PIMCO Accounts that may arise in connection with PIMCO’s advisory activities, as our manager, including, but not limited to, those identified below. Further, PIMCO is affiliated with Allianz SE, a large multi-national financial institution, and conflicts similar to those described below may occur between us and other accounts managed by Allianz SE, its affiliates and accounts managed by Allianz SE or such affiliates. Those affiliates (or their clients), which generally operate autonomously from PIMCO, may take actions that are adverse to us. In many cases, PIMCO will not be in a position to mitigate those actions or address those conflicts, which could adversely affect our performance.

Various potential and actual conflicts of interest are expected to arise from the overall investment activities of Other PIMCO Accounts, some of which are noted below. Furthermore, PIMCO and its affiliates serve as an investment adviser to various Other PIMCO Accounts and expect to make investment decisions for those accounts that may be different from those that will be made by PIMCO on our behalf. PIMCO may, for example, direct us to invest in a tranche of securities issued by a structured finance vehicle, such as RMBS, where PIMCO or its affiliates are also, at the same or different time, directing another client to make investments in a different tranche of securities issued by the same vehicle, which tranche’s interests may be adverse to other tranches, either now or in the future. PIMCO may also cause us to purchase from, or sell assets to, an entity, such as a structured finance vehicle, in which other PIMCO clients may have an interest, potentially in a manner that will have an adverse effect on the other clients. There may also be conflicts where, for example, a PIMCO client holds certain debt or equity securities of an issuer, and that same issuer has issued other debt, equity or other instruments that are owned by other PIMCO clients or by an entity, such as a structured finance vehicle, in which other PIMCO clients have an interest. PIMCO and its affiliates may also cause their respective clients to invest in structured finance vehicles or other entities managed or serviced by PIMCO or its affiliates to which PIMCO, its affiliates or Other PIMCO Accounts contributed assets. This could lead to conflicts where, for example, Other PIMCO Accounts that own securities of the issuer may benefit from pursuing claims against us or Other PIMCO Accounts or PIMCO affiliates that contributed assets. PIMCO and/or its affiliates may structure and/or cause us or other clients to invest in or otherwise transact with vehicles whose purpose is to mitigate PIMCO’s or its affiliates’ “risk retention” requirements. PIMCO may also cause us to invest in or otherwise engage in transactions that have the effect of supporting the growth of new lines of business being developed by PIMCO and/or its affiliates generally.

Certain of our directors and officers also serve or may serve as directors, officers, partners or employees of PIMCO or its affiliates, and may be responsible for managing or otherwise working on PIMCO products, including, without limitation, existing or future pooled investment vehicles, joint ventures and managed accounts, whether managed or sponsored by PIMCO or its affiliates. Accordingly, the right of PIMCO and its officers to engage in other business activities may reduce the time PIMCO or its personnel spends managing our business. In addition, officers and other personnel of PIMCO may have obligations to investors in such other entities, the fulfillment of which might not be in the best interests of us or our stockholders.

Further, several other existing Other PIMCO Accounts currently have the ability to invest in one or more of the asset classes within our Target Assets as part of their investment strategy and hold significant investments in these assets. As of December 31, 2018, PIMCO managed securitized holdings of over $465 billion, out of which $56 billion were associated with dedicated mortgage-related strategies across a variety of investment vehicles such as mutual funds, closed-end funds, private funds and separate accounts. For example, the PIMCO Dynamic Bond Fund is an open-end management investment company registered under the 1940 Act that has a broad strategy to invest in fixed income securities, including RMBS. At December 31, 2018, of its $3.6 billion in assets, $1.8 billion were invested in RMBS. Although Dynamic Bond’s strategy is not focused on RMBS and its allocation varies, its overall size makes it an active purchaser of RMBS. Similarly, PIMCO manages a $449 million account for a foreign central bank that is dedicated to purchasing RMBS. As of December 31, 2018, PIMCO’s residential mortgage-related assets under management included over $220 billion in Agency RMBS and $75 billion in Non-Agency RMBS. In particular, PIMCO currently serves as the investment adviser of 16 sponsored investment funds that have primarily invested in real estate assets and real estate-related assets during the period from December 31, 2007 (or, if later, the fund’s inception) through December 31, 2017 and that are still in their investment phase. The compensation that these Other PIMCO Accounts pay to PIMCO differs from the compensation that we pay to PIMCO for its service as our manager. For example, certain funds pay PIMCO management fees based on a percentage of their average daily net asset values. Other funds pay PIMCO investment advisory fees based on their average daily total managed assets or total assets, pay monthly management and administrative fees based on the fund’s net asset value or pay quarterly management and administrative fees based on the fund’s net asset value or the average total invested commitments that are invested and reinvested by such fund. In addition, certain funds pay PIMCO incentive compensation generally equal to 15% or 20% of returns that exceed a prescribed base rate of return.

In addition to these 16 investment funds, existing or new Other PIMCO Accounts may from time to time invest in assets that fall within our Target Assets as a part of their investment strategy. To the extent these Other PIMCO Accounts continue to invest in assets that fall within our Target Assets or new Other PIMCO Accounts seek to acquire assets that fall within our Target Assets, the scope of opportunities otherwise available to us may be adversely affected or reduced. As a result, there may be conflicts in allocating assets that are suitable for us and Other PIMCO Accounts managed by PIMCO or its affiliates. For example, PIMCO or its affiliates may have an incentive to favor certain accounts that may be more lucrative to PIMCO or its affiliates, or to favor accounts in which PIMCO or its affiliates have a significant proprietary interest.

In addition, PIMCO and its affiliates expect to continue to develop their investment management and related businesses, which may include engaging in strategic transactions involving the acquisition of or investment in other financial services companies or investment vehicles. Strategic transactions pursued by PIMCO or its affiliates for their own accounts may overlap or compete with potential investment opportunities for us. Furthermore, any overlap among future investment vehicles and businesses could give rise to additional conflicts of interest, such as those related to competition for the same or related investment opportunities, allocation of resources and competition for capital from investors.

PIMCO has an investment allocation policy in place that is intended to enable us to participate equitably in investments with any such Other PIMCO Accounts. The overriding objective of PIMCO’s investment allocation policy is to achieve fair and equitable treatment of accounts over time on an aggregate basis, since certain assets—including, for example, individual whole pool certificates—may not always be allocated across all accounts. As one of the largest asset managers in the world, PIMCO constantly faces such conflicts and over its history it has been focused on developing allocation policies and treating its fiduciary duties with utmost importance. According to this policy, investments may be allocated by taking into account factors, including, among other considerations, applicable account investment restrictions and guidelines; regulatory restrictions; account-specific investment restrictions and other client instructions; risk tolerances; amounts of available cash; the need to rebalance a client’s portfolio (e.g., due to investor contributions and redemptions); whether the allocation would result in an account receiving an amount lower than the typical transaction size or an “odd lot;” regulatory requirements; the origin of the investment; the bases for an issuer’s allocation to PIMCO; and other account-specific factors. On a regular basis, PIMCO reviews all accounts to identify those with current risk exposures and/or portfolio characteristics that differ significantly from targets. Specialized accounts, such as accounts focused on international securities, mortgage-backed securities, bank loans, or other securities, may receive an increased allocation for those accounts where the allocation involves a specialized asset class that matches the investment objective or focus of those accounts. Accordingly, there may be certain situations where PIMCO allocates assets that may be suitable for us to Other PIMCO Accounts, instead of to us. It is possible that this allocation policy will not adequately address all of the conflicts that may arise. The investment allocation policy may be amended by PIMCO at any time without our consent.

In addition, on occasions when PIMCO deems the purchase or sale of an investment to be in the best interest of us as well as Other PIMCO Accounts, to the extent permitted by applicable law, PIMCO may aggregate the securities to be so sold or purchased in order to obtain the best execution of the order (considering, for example, the price of the security, the breadth of the market of the security and the financial condition and execution capability of the broker or dealer) or lower brokerage commissions, if any. PIMCO may also on occasion purchase or sell a particular asset for us or one or more Other PIMCO Accounts in different amounts.

From time to time, aggregation may not be possible because an instrument is thinly traded or otherwise not able to be aggregated and allocated among us as well as Other PIMCO Accounts. Also, an issuer in which we may wish to acquire an interest that may have threshold limitations on aggregate ownership interests arising from legal or regulatory requirements or company ownership restrictions (e.g., poison pills or other restrictions in organizational documents), which may have the effect of limiting the potential size of the acquisition opportunity and thus the ability of us and/or Other PIMCO Accounts in the aggregate to participate in the opportunity.

In addition, PIMCO from time to time may cause us to buy or sell assets to and from multiple Other PIMCO Accounts. Cross trades present an inherent conflict of interest because PIMCO or its affiliates represent the interests of the selling account and the buying account in the same transaction. Under our management agreement with PIMCO, any such cross-trade involving us would be subject to PIMCO’s cross-trade policies and procedures then in effect (and which may be amended from time to time by PIMCO in its sole discretion), which generally provide that where an asset is sold from one affiliate managed vehicle or account to another affiliate managed vehicle or account, such as us, such transaction must be in the best interest of both the seller and the buyer and must be effected at an independent “current market price,” as determined by reference to independent third party sources (e.g., a broker quote). To the extent PIMCO, as our manager, seeks an exemption from PIMCO’s then current policies and procedures with respect to a particular cross-trade involving us, such transaction will require the approval of a majority of our independent directors. In addition, if we invest in (other than temporary investments for cash management purposes such as are contemplated in “Use of Proceeds”) contract with (including with respect to servicing and special servicing of an asset), or arrange financing from or provide financing to PIMCO or its affiliates or Other PIMCO Accounts, or enter into any joint venture arrangements with PIMCO or its affiliates or Other PIMCO Accounts, any such transaction also will require approval of a majority of our independent directors and must be on terms no less favorable to us than could have been obtained on an arm’s length basis from an unrelated third party.

In addition, it is possible for there to be situations in which PIMCO, as our manager, is incentivized to influence the valuation of certain investments we hold. For example, where applicable, PIMCO could be incentivized to employ valuation methodologies or take other actions that: (i) improve our track record or (ii) increase fees payable to PIMCO or its affiliates. PIMCO, as our manager, may also be incentivized to hold on to investments that have poor prospects for improvement in order to receive ongoing fees in the interim. To mitigate these conflicts, PIMCO has adopted policies and procedures that seek to provide that investment and valuation decisions are made based on the best interests of their clients, in accordance with applicable law, and without consideration of PIMCO’s or its affiliates’ pecuniary, investment or other financial interests.

In addition to the fees payable to PIMCO under the management agreement, PIMCO and its affiliates may benefit from other fees paid to them in respect of our investments. PIMCO may cause us to (directly or indirectly) engage or otherwise transact with service providers and operating companies that are owned by, affiliated with, or otherwise related to PIMCO or its affiliates (or their respective personnel) or other clients. For example, we may seek to acquire mortgages from an affiliated origination company or other affiliated entity, or if we seek to securitize our residential mortgage loans, PIMCO or one of its affiliates may act as collateral manager or in a similar capacity. In any of these or other capacities, PIMCO or one of its affiliates may receive market based fees for their roles, but only if approved by a majority of our independent directors. PIMCO, however, intends that any such investment management related fee it receives would be either credited against any base management fee payable by us or otherwise rebated to us.

PIMCO may also be subject to conflicts of interest in respect of certain expenses that are allocated to us and other clients of PIMCO or its affiliates. The appropriate allocation of fees and expenses among PIMCO clients will often be unclear and require the exercise of discretion. In certain circumstances, we may bear expenses related to investments that we do not consummate; such investments may ultimately be made by other PIMCO clients, which in certain circumstances will not reimburse us for initially bearing such expenses. While PIMCO has adopted policies and procedures designed to fairly and equitably allocate expenses, PIMCO will be subject to conflicts of interest in making such determinations, and there can be no assurance that errors will not arise in such allocations, or that any allocations (i) will reflect our pro rata share of such expenses based on the amounts invested (or anticipated to be invested) or the market value of the investment held (or anticipated to be held) by each PIMCO client, or (ii) be in proportion to the number of participating PIMCO clients or the proportion of time spent on each client, or that such allocations will not confer an economic benefit on other entities at our expense.

Similarly, the determination of whether an expense (for instance, the fees and expenses of consultants, contract employees, outside legal counsel and temporary employees (as well as secondees and any of the foregoing) who work on matters related to us) is appropriately borne by us, PIMCO or its affiliates often cannot be resolved by reference to a pre-existing formula and will require the exercise of discretion, and PIMCO will therefore be subject to conflicts of interest in making such determinations. In particular, PIMCO, as our manager, may be incentivized to (i) classify expenses as borne by us as opposed to PIMCO and (ii) decrease the level or quality of third-party services provided to us to the extent such services are paid for by PIMCO or its affiliates.

In addition, PIMCO and its affiliates maintain one or more restricted lists of companies whose securities are subject to certain trading prohibitions due to PIMCO’s or its affiliates’ business activities, and we are subject to such lists. We may be restricted from trading in an issuer’s securities if the issuer is on a restricted list or if PIMCO or its affiliates otherwise have material non-public information about that issuer. In some situations, we may be restricted from trading in a particular issuer’s securities, in order to allow PIMCO to receive material non-public information on behalf of other clients. We may be unable to buy or sell certain securities until the restriction is lifted, which could disadvantage us. In some situations, PIMCO and its affiliates may be restricted from making (or divesting of) investments in respect of some clients but not others. In some cases, PIMCO may not initiate or recommend certain types of transactions, or may otherwise restrict or limit our advice relating to certain securities if a security is restricted due to material non-public information or if PIMCO and its affiliates are seeking to limit receipt of material non-public information. In addition, PIMCO may, in many cases, rely on public information in connection with the valuation of certain securities when it is otherwise in possession of material non-public information suggesting that such valuations may be inaccurate.

In addition, PIMCO and its affiliates may conduct litigation or engage in other legal actions on our behalf or on behalf of one or more other clients. In such cases, we may be required to bear certain fees, costs, expenses and liabilities associated with the litigation. Other clients that are or were investors in, or otherwise involved with, the subject investments may or may not (depending on the circumstances) be parties to such litigation actions, with the result that certain clients may participate in litigation actions in which not all clients with similar investments may participate, and such non-participating clients may benefit from the results of such litigation actions without bearing or otherwise being subject to the associated fees, costs, expenses and liabilities. Furthermore, in certain situations, litigation or other legal actions pursued by PIMCO or its affiliates may be brought against or otherwise be adverse to an investment we hold.

In each of the situations described above, PIMCO and its affiliates may take actions with respect to the assets held by one client that are adverse to the other clients, for example, by foreclosing on loans, disposing of equity or by putting an issuer into default, or by exercising rights to purchase or sell to an issuer or liquidate an issuer, causing an issuer to take actions adverse to certain classes of securities, or otherwise. In negotiating the terms and conditions of any such investments, or any subsequent amendments or waivers or taking any other actions, PIMCO and its affiliates may find that our interests and the interests of one or more other clients could conflict. In these situations, decisions over items such as whether to make the investment, exercise certain rights, or take or determine not to take an action, proxy voting, corporate reorganization, how to exit an investment, or bankruptcy or similar matters (including, for example, whether to trigger an event of default or the terms of any workout) may result in conflicts of interest. Similarly, if an issuer in which we and one or more other PIMCO clients directly or indirectly hold different classes of securities (or other assets, instruments or obligations issued by such issuer or underlying investments of such issuer) encounters financial problems, decisions over the terms of any workout will raise conflicts of interests (including, for example, conflicts over proposed waivers and amendments to debt covenants). For example, a debt holder may be better served by a liquidation of the issuer in which it may be paid in full, whereas an equity or junior bond holder might prefer a reorganization that holds the potential to create value for the equity holders. Although in some cases PIMCO and its affiliates may refrain from taking certain actions or making certain investments on our behalf or one behalf of other clients in order to avoid or mitigate certain conflicts of interest or to prevent adverse regulatory or other effects on PIMCO or its affiliates, or may sell investments for us or certain clients (in each case potentially disadvantaging us or other clients on whose behalf the actions are not taken, investments not made, or investments sold). In other cases, PIMCO and its affiliates may not refrain from taking actions or making investments on behalf of us or certain other clients that have the potential to disadvantage us or other clients. In addition, PIMCO and its affiliates may take actions or refrain from taking actions in order to mitigate legal risks to PIMCO or its affiliates or its clients even if disadvantageous to us or other clients.

All conflicts of interest will be resolved by PIMCO in its sole discretion. When making investment decisions where a conflict of interest may arise, PIMCO will endeavor to act in a fair and equitable manner as between us and other clients; however, in certain instances the resolution of the conflict may result in PIMCO acting on behalf of another client in a manner that is not in our best interest or is opposed to our interests. Subject to the foregoing and applicable law, PIMCO and its affiliates may invest for their own accounts and for the accounts of clients in various securities that are senior, pari passu or junior to, or have interests different from or adverse to, the securities that we own. In addition, in the future we may purchase assets from or sell assets to multiple vehicles or accounts managed by PIMCO or its affiliates.

PIMCO, as our manager, will receive substantial base management fees regardless of the performance of our portfolio, and, as a result, PIMCO might not have an adequate incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. Consequently, we may be required to pay PIMCO significant base management fees in a particular quarter despite experiencing a net loss or a decline in the value of our portfolio during that quarter. In addition, PIMCO, as our manager, has the ability to earn incentive fees each quarter based on our Core Earnings, which may create an incentive for PIMCO to invest in assets with higher yield potential, which may be riskier and more speculative, or sell an asset prematurely for a gain, in an effort to increase our short-term net income and thereby increase the incentive distribution to which it is entitled.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. In addition, our management agreement with PIMCO does not prevent PIMCO and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us. Furthermore, our charter provides that, to the maximum extent permitted by Maryland law, if any director or officer of ours who is also a director, officer, employee or agent of PIMCO or its affiliates is presented or develops a potential business opportunity, we renounce, on our own behalf and on behalf of our subsidiaries, any potential interest or expectation in, or right to be offered or participation in, such opportunity, and the director may exploit the opportunity or offer it to others.

Policies With Respect to Certain Other Activities

If our board of directors determines that additional funding is required, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to the distribution requirements applicable to REITs and our desire to minimize our U.S. federal income tax obligations) or a combination of these methods. In the event that our board of directors determines to raise additional equity or debt capital, it has the authority, without stockholder approval, to issue additional common stock, preferred stock or debt securities in any manner and on such terms and for such consideration as it deems appropriate, at any time, and has similarly broad authority to incur debt.

In addition, we may finance the acquisition of investments using the various sources of financing discussed above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our investment guidelines, the assets in our portfolio and the decision to utilize, and the appropriate levels of, leverage are periodically reviewed by our board of directors as part of their oversight of PIMCO, as our manager.

We may offer equity or debt securities in exchange for property or to repurchase or otherwise reacquire shares of our common stock. Subject to the requirements for qualification as a REIT, we may in the future invest in debt securities of other REITs, other entities engaged in real estate-related activities or securities of other issuers, including for the purpose of exercising control over these entities. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required.

We engage in the purchase and sale of investments. Consistent with our investment guidelines, we may in the future make loans to third parties in the ordinary course of business for investment purposes.

Generally, the day-to-day administration of loans we acquire will be handled by one or more loan servicers (depending on the composition of loans in a particular pool) selected by PIMCO. It is expected that, in consultation with PIMCO, such loan servicers will develop appropriate strategies to seek to obtain the highest possible value from loans we hold (e.g., short refinance, short sale, deed-in-lieu of foreclosure, performing or non-performing note sale). Although we currently expect to retain third-party servicers, we may in the future acquire a servicer and/or to employ servicers that are affiliated with us. We expect that we will retain servicers on the basis of cost plus a performance fee contingent upon the achievement of targeted financial results. We may also enter into joint ventures with servicers.

PIMCO may utilize the securitization market for financing of or liquidity for our portfolio. We may securitize packages of previously purchased mortgage loans. In these cases, we may retain (voluntarily or as may be required by law) interests in the securitization vehicle.

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Our board of directors may change any of these policies without prior notice to you or a vote of our stockholders.

Emerging Growth Company Status

We are an “emerging growth company”, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company. We do not know if some investors will find our common stock less attractive as a result of our taking advantage of some or all of these exemptions, but the result may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Operating and Regulatory Structure

REIT Qualification

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2019. In addition, we may hold certain of our assets through TRSs, which will be subject to regular corporate-level income tax. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through our organization and actual operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares of stock. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Provided we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, and the statutory relief provisions of the Internal Revenue Code do not apply, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Distributions to stockholders in any year in which we do not qualify as a REIT would not be deductible by us, nor would they be required to be made. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property.

1940 Act

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company and conduct our businesses primarily through our subsidiaries. We intend to conduct our operations so that we comply with the 40% test. The securities issued by any wholly-owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of “investment company” based on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of our subsidiaries.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC or its staff approve our treatment of any company as a majority-owned subsidiary, and neither the SEC nor its staff has done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy or assets could have a material adverse effect on us.

We expect that most of our other majority-owned subsidiaries will not be relying on exclusions under either Section 3(c)(1) or 3(c)(7) of the 1940 Act. Consequently, we expect that our interests in these subsidiaries (which we expect will constitute a substantial majority of our assets) will not constitute “investment securities” for purposes of the 40% test. Consequently, we expect to be able to conduct our operations so that we are not required to register as an investment company under the 1940 Act.

We expect certain of our subsidiaries to qualify for the exclusion from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold at least (i) 55% of its assets in qualifying real estate assets and (ii) at least 80% of its assets in qualifying real estate assets and real estate-related assets. For our majority- or wholly-owned subsidiaries that will maintain this exclusion or another exclusion or exception under the 1940 Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), our interests in these subsidiaries will not constitute “investment securities.” We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. Specifically, we expect to treat whole pool RMBS, residential real estate assets, residential mortgage loans and certain other direct interests in residential real estate as qualifying real estate assets. On the other hand, we expect to treat partial pool RMBS, MSRs and certain other residential real estate-related assets as real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. Although we intend to monitor our portfolio periodically and prior to each investment acquisition, there can be no assurance that we will be able to maintain this exclusion from registration for these subsidiaries. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

We may hold a portion of our investments through partnerships, joint ventures, securitization vehicles or other entities with third-party investors. In connection with any such investment, and consistent with no-action letters and other guidance issued by the SEC staff addressing the classification of such investments for 1940 Act purposes, we generally intend to be active in the management and operation of any such entity and have the right to approve major decisions. We will not participate in joint ventures or similar arrangements in which we do not have or share control to the extent that we believe such participation would potentially threaten our ability to conduct our operations so that we comply with the 40% test or would otherwise potentially render any of our subsidiaries seeking to rely on Section 3(c)(5)(C) unable to rely on such exclusion.

It is possible that some of our subsidiaries may seek to rely on the 1940 Act exemption provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary would need to be structured to comply with any guidance that may be issued by the Division of Investment Management of the SEC on the restrictions contained in Rule 3a-7. In certain circumstances, compliance with Rule 3a-7 may require, among other things, that the indenture governing the subsidiary include limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. We expect that the aggregate value of our interests in subsidiaries that may in the future seek to rely on Rule 3a-7, if any, will comprise less than 20% of our total assets on an unconsolidated basis.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from making certain investments or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. In particular, a change in the value of any of our assets could negatively affect our ability to avoid the need to register under the 1940 Act and cause the need for a restructuring of our investment portfolio. For example, these restrictions will limit the ability of our subsidiaries to invest directly in RMBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain ABS, and equity interests in real estate companies or in assets not related to real estate. The mortgage-related investments that we acquire are limited by the provisions of the 1940 Act and the rules and regulations promulgated thereunder. We also may be required at times to adopt less efficient methods of financing certain of our mortgage-related investments and we may be precluded from acquiring certain types of mortgage-related investments. Section 3(c)(5)(C) of the 1940 Act also prohibits us from issuing redeemable securities. If we fail to qualify for an exemption from registration as an investment company under the 1940 Act or an exclusion from the definition of an investment company, our ability to use leverage would be substantially reduced, and we would not be able to conduct our business as described in this prospectus.

No assurance can be given that the SEC staff will concur with our classification of our or our subsidiaries’ assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exclusions or exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If the SEC or its staff take a position contrary to our analysis with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets which may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, that would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

There can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us.

Since we will not be subject to the 1940 Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

Competition

Our profitability depends, in large part, on our ability to acquire our Target Assets at attractive prices. We are subject to significant competition in acquiring our Target Assets. In particular, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, commercial and investment banks, hedge funds, mortgage bankers, commercial finance and insurance companies, governmental bodies and other financial institutions. We may also compete with PIMCO and its affiliates for investment opportunities. See “Risk Factors—Risks Related to Our Manager—There are various conflicts of interest in our relationship with PIMCO and its affiliates and various conflicts of interest may arise from the overall investment activities of PIMCO and its affiliates for their own account and the accounts of others, any of which could result in decisions that are not in our best interest or in the best interests of our stockholders.” In addition, there are several REITs with similar investment objectives and others may be organized in the future. These other REITs will increase competition for the available supply of residential mortgage and other real estate-related assets suitable for purchase or origination. Some of our anticipated competitors have greater financial resources, access to lower costs of capital and access to funding sources that may not be available to us, such as funding from the U.S. Government, if we are not eligible to participate in programs established by the U.S. Government. In addition, some of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the 1940 Act. Furthermore, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, or pay higher prices, than we can. Current market conditions may attract more competitors, which may increase the competition for our Target Assets. An increase in the competition for such assets may increase the price of such assets, which may limit our ability to generate attractive risk-adjusted returns for our stockholders, thereby adversely affecting the market price of our common stock.

In the face of this competition, we expect to have access to PIMCO’s professionals and their industry expertise, which we believe will provide us with a competitive advantage and help us assess investment risks and determine appropriate pricing for potential investments. We expect that these relationships will enable us to compete more efficiently and effectively for attractive investment opportunities. In addition, we believe that current market conditions may have adversely affected the financial condition of certain competitors. Thus, not having a legacy portfolio may also enable us to compete more effectively for attractive investment opportunities. Although we believe we are well positioned to compete effectively in each facet of our business, there can be no assurance that we will be able to achieve our business goals or expectations due to the extensive competition in our market sector. For additional information concerning these competitive risks, see “Risk Factors—Risks Related to Our Company.” We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable investments in our Target Assets and could also affect the pricing of these securities.

Employees

We will be externally managed by PIMCO pursuant to the management agreement between PIMCO and us. All of our officers are employees of PIMCO or its affiliates. Upon completion of this offering we will have no employees. See “Our Manager and the Management Agreement—Management Agreement.” We will have the flexibility to hire dedicated employees in the future and will be responsible for any such employee’s salary and other compensation.

Legal Proceedings

Neither we nor PIMCO is currently subject to any legal proceedings that we or PIMCO consider to be material with respect to us.

OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

We are externally advised and managed by PIMCO. All of our officers are employees of PIMCO or its affiliates. The executive offices of PIMCO are located at 650 Newport Center Drive, Newport Beach, California 92660, and the telephone number of PIMCO’s executive offices is (949) 720-6000.

Executive Officers and Key Personnel

The following table sets forth certain information with respect to our executive officers and key personnel of PIMCO:

Name	Age	Position Held with PIMCO	Position Held with the Company
Chief Executive Officer

Daniel H. Hyman		Managing Director, Co-Head of Agency Mortgage Portfolio Management	Co-Chief Investment Officer

Jason R. Steiner		Managing Director, Senior Residential Credit Portfolio Manager	Co-Chief Investment Officer

Jason Mandinach		Executive Vice President, Alternative Credit Strategist	President

John Lane		Executive Vice President, Chief Financial Officer	Chief Financial Officer

Biographical Information

Set forth below is biographical information for the executive officers and key personnel of PIMCO.

Daniel H. Hyman

Mr. Hyman is a Managing Director and co-head of the Agency Mortgage Portfolio Management team at PIMCO in the Newport Beach office. He is the lead portfolio manager on PIMCO’s Ginnie Mae and Mortgage Opportunities Strategies. Prior to joining PIMCO in 2008, Mr. Hyman was a vice president at Credit Suisse, where he traded Agency pass-through securities. He has 14 years of investment experience and holds an undergraduate degree from Lehigh University.

Jason R. Steiner

Mr. Steiner is a Managing Director and Senior Residential Mortgage Credit Portfolio Manager at PIMCO in the Newport Beach office. He is responsible for opportunistic residential real estate debt and equity products in public and private markets. Prior to joining PIMCO in 2009, he worked on the credit risk team at Centerline Capital Group. Mr. Steiner previously spent eight years at Natixis Capital Markets in New York, most recently as a member of the proprietary trading group focused on structured products. He has 17 years of investment and financial services experience and holds undergraduate degrees in mathematics and computer science from Boston College.

Jason Mandinach

Mr. Mandinach is an Executive Vice President and Alternative Credit Strategist at PIMCO in the Newport Beach office. He is responsible for registered and private alternative credit strategies. Prior to joining PIMCO in 2010, he worked in business development for the Chicago Climate Futures Exchange, where he developed derivative contracts on environmental commodities. Previously, he was a vice president on the agency CMO desk at Bear Stearns. He has 12 years of investment experience and holds an undergraduate degree from the University of Delaware.

John Lane

Mr. Lane is an executive vice president and chief financial officer of PIMCO’s alternatives platform. Prior to joining PIMCO in 2015, he was the chief financial officer of private equity and real estate, with oversight for multiple credit platforms at Apollo Global Management. Mr. Lane was previously with Lehman Brothers, serving as the chief financial officer for its private equity business, and was a member of the audit practice at PricewaterhouseCoopers LLP. He holds an MBA from Oxford Brookes University in the UK and is a fellow of the Association of Chartered Certified Accountants.

Historical Performance of PIMCO

The information in this section presents the historical experience of prior programs sponsored by PIMCO in the last ten years that primarily invested in real estate assets or real estate-related assets. Our structure and investment strategy are different from the structures and strategies of these prior programs, and our performance will depend on factors that may not be applicable to or affect the performance of these prior programs. An investment in our common stock is not an investment in PIMCO, its affiliates or the prior programs discussed herein, and investors should not assume that they will experience returns, if any, that are comparable to those experienced by investors in these prior programs.

During the ten-year period ended December 31, 2017, PIMCO sponsored 22 prior programs that primarily invested in real estate assets or real estate-related assets. Five of these prior programs are open-end investment companies registered under the 1940 Act, three of these prior programs were investment funds authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations, 2003, as amended, six of these prior programs are closed-end investment companies registered under the 1940 Act and one of these prior programs is a closed-end management investment fund established under the laws of the Province of Ontario. The remaining seven prior programs sponsored by PIMCO are private investment vehicles. As of September 30, 2018, the five open-end investment companies registered under the 1940 Act and three programs authorized by the Irish Central Bank had approximately $183.6 billion in total net assets and had total assets of approximately $129.6 billion in residential mortgage-related assets. As of September 30, 2018, the six closed-end investment companies had approximately $6.3 billion in total net assets and had total assets of approximately $5.9 billion in residential mortgage-related assets. As of September 30, 2018, the one closed-end management investment fund established under the laws of the Province of Ontario had approximately $318 million in total net assets and had total assets of approximately $341 million in residential mortgage-related assets. As of September 30, 2018, the seven private investment vehicles had approximately 3,182 of investors, had approximately $8.9 billion in total net assets and had total assets of approximately $5.7 billion in residential mortgage-related assets. As of September 30, 2018, the approximately $199 billion in total net assets of the 22 prior programs made up approximately 11.6% of PIMCO’s approximately $1.71 trillion in total net assets under management. The 22 prior programs sponsored by PIMCO that invested primarily in real estate assets or real estate-related assets are as follows:

•	PIMCO Mortgage-Backed Securities Fund, or MBS Fund;

•	PIMCO GNMA and Government Securities Fund, or GNMA Fund;

•	PIMCO Mortgage Opportunities and Bond Fund, or Mortgage Opportunities Fund;

•	PIMCO Global Income Opportunities Fund, or Global Income Opportunities Fund;

•	PIMCO GIS Mortgage Opportunities Fund, or GIS Mortgage Opportunities Fund;

•	PIMCO GIS Mortgage-Backed Securities Fund; or GIS MBS Fund;

•	PIMCO Income Opportunity Fund, or Income Opportunity Fund;

•	PIMCO Total Return Fund II, or Total Return Fund II;

•	PIMCO Income Fund, or Income Fund;

•	PIMCO GIS Income Fund, or GIS Income Fund;

•	PIMCO Dynamic Income Fund, or PDI;

•	PIMCO Dynamic Credit and Mortgage Income Fund, or PCI;

•	PIMCO PCM Fund, Inc., or PCM Fund;

•	PIMCO Flexible Credit Income Fund, or PFLEX;

•	PIMCO Strategic Income Fund, Inc., or Strategic Income Fund; and

•

seven private funds, identified as “Private Fund A,” “Private Fund B,” “Private Fund C,” Private Fund D,” “Private Fund E,” “Private Fund F” and “Private Fund G” that are or were offered only on a private basis to a limited number of qualified investors.

Of these 22 prior programs, 16 are still in their investment phase, four have been completed (GIS MBS Fund, Private Fund A, Private Fund B and Private Fund C) and two have not been completed but are no longer in their investment phase (Private Fund D and Private Fund E).

PIMCO has more than 45 years of asset management experience through various economic cycles, including through the global financial crisis from 2008 to 2009. Adverse business developments in prior programs described above were generally the result of broader economic distress. For example, during the global financial crisis of 2008 and 2009, the global economic downturn and dislocations in the real estate and mortgage markets negatively impacted the prices of certain of our Target Assets, in particular non-Agency RMBS. Although some of the 22 PIMCO-sponsored prior programs had exposure to certain of our Target Assets, none of the PIMCO-sponsored programs experienced any major adverse developments as a result of the economic downturn or any other events during the ten-year period ended December 31, 2017 or the subsequent nine-months ended September 30, 2018. For further information on the operating results of certain of these prior programs, see Appendix I.

Additional disclosure regarding the historical performance of the 22 prior programs sponsored by PIMCO is set forth below. Investors should not unduly rely on the historical performance of these programs and should not assume that they will experience returns, if any, that are comparable to those experienced by investors in these prior programs.

The performance figures presented reflect the total return performance after fees, including interest expense and the cost of leverage, and reflect changes in share price and reinvestment of dividend and capital gain distributions on the payable date. All periods longer than one year are annualized. Total return performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Certain of our prior programs have multiple classes of shares, including institutional share classes. The performance for a particular class of shares is impacted by the expenses borne by each class, any initial sales charge or contingent deferred sales charge applicable to a class and whether an investor qualifies for any reduction or waiver of sales charges. In certain of our prior programs, some classes of shares have higher expenses than the institutional share class, which would lower the return on investment for investors in those classes when compared to the institutional investor’s less expensive class. For the seven private funds, the returns shown are those of each fund complex as a whole (i.e., the master fund and feeder funds). Returns to specific fund investors were different due to, among other factors, the impact of (i) fee and/or carried interest/performance allocation reductions, (ii) tax considerations applicable to different investors, (iii) certain investors electing or being required to prepay their entire commitments upon admission and/or (iv) the impact of investing through a feeder fund. In addition, such returns take into account management fee and carried interest/performance allocation waivers granted to employee and affiliated investors that are generally unavailable to third-party investors, although such waivers did not materially impact fund returns. The returns reflect the use of leverage, which can magnify returns and/or make returns more volatile.

PIMCO Mortgage-Backed Securities Fund. MBS Fund is an open-end management investment company registered under the 1940 Act. PIMCO has been the adviser of MBS Fund since its inception on July 31, 1997, and Daniel H. Hyman, one of our Co-Chief Investment Officers, has jointly managed the fund with another portfolio manager at PIMCO since July 2012. At September 30, 2018, MBS Fund had total net assets of approximately $145 million. The investment objective of MBS Fund is to seek maximum total return, consistent with the preservation of capital and prudent investment management. MBS Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of mortgage-related fixed-income instruments. At September 30, 2018 MBS Fund had allocations to our Target Assets as follows: approximately 109% to residential mortgage-related assets, as a percentage of MBS Fund’s net assets.

MBS Fund produced annualized returns of 0.09%, 2.19%, 2.89%, 4.52% and 5.50% respectively on a one-year basis, three-year basis, five-year basis, ten-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of MBS Fund ends March 31. The returns of the MBS Fund are detailed in the table below. MBS Fund charges management fees based on the average daily net assets of the fund. Gross performance is derived by adding the management fee to the net performance of MBS Fund. Net performance is calculated using MBS Fund’s net asset value, which takes into account MBS Fund’s management fee including any expense limitations. The returns of MBS Fund discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

MBS Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (7/31/1997)
MBS Fund (gross)	0.59%	2.70%	3.40%	5.04	6.03%
MBS Fund (net)	0.09%	2.19%	2.89%	4.52	5.50%

Calendar Yearly Returns	2017	2016	2015	2014	2013
MBS Fund (gross)	4.90%	3.10%	2.36%	6.78%	(0.91)%
MBS Fund (net)	4.38%	2.58%	1.85%	6.25%	(1.41)%

PIMCO GNMA and Government Securities Fund. GNMA Fund is an open-end management investment company registered under the 1940 Act. PIMCO has been the adviser of GNMA Fund since its inception on July 31, 1997, and Daniel H. Hyman, one of our Co-Chief Investment Officers, has jointly managed the fund with another portfolio manager at PIMCO since July 2012. At September 30, 2018, GNMA Fund had total net assets of approximately $631 million. The investment objective of GNMA Fund is to seek maximum total return, consistent with the preservation of capital and prudent investment management. GNMA Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Agency MBS guaranteed by Ginnie Mae. At September 30, 2018, GNMA Fund had allocations to our Target Assets as follows: approximately 126% to residential mortgage-related assets, as a percentage of GNMA Fund’s net assets.

GNMA Fund produced annualized returns of approximately -1.09%, 1.02%, 1.92%, 3.78 and 5.21% respectively on a one-year basis, three-year basis, five-year basis, ten-year basis and since inception (as of September 30, 2018), net of fees, which we refer to as net performance. The fiscal year of GNMA Fund ends March 31. The returns of GNMA Fund are detailed in the table below. GNMA Fund charges management fees based on the average daily net assets of the fund. Gross performance is derived by adding the management fee to the net performance of GNMA Fund. Net performance is calculated using GNMA Fund’s net asset value, which takes into account GNMA Fund’s management fee. The returns of GNMA Fund discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

GNMA Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (7/31/1997)
GNMA Fund (gross)	-0.59%	1.52%	2.43%	4.29%	5.74%
GNMA Fund (net)	-1.09%	1.02%	1.92%	3.78%	5.21%

Calendar Yearly Returns	2017	2016	2015	2014	2013
GNMA Fund (gross)	2.56%	2.33%	1.84%	6.54%	(1.88)%
GNMA Fund (net)	2.05%	1.82%	1.33%	6.01%	(2.37)%

PIMCO Mortgage Opportunities and Bond Fund. Mortgage Opportunities and Bond Fund is an open-end management investment company registered under the 1940 Act. PIMCO has been the adviser of Mortgage Opportunities Fund since its inception on October 22, 2012, and Daniel H. Hyman, one of our Co-Chief Investment Officers, has jointly managed the fund with two other PIMCO portfolio managers since its inception. At September 30, 2018, Mortgage Opportunities Fund had total net assets of approximately $4.9 billion. The investment objective of Mortgage Opportunities Fund is to seek maximum long-term return, consistent with prudent investment management. Mortgage Opportunities Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a portfolio of mortgage-related assets. At September 30, 2018, Mortgage Opportunities Fund had allocations to our Target Assets as follows: approximately 76% to residential mortgage-related assets, as a percentage of Mortgage Opportunities Fund’s net assets.

Mortgage Opportunities Fund produced annualized returns of approximately 1.87%, 3.99%, 4.19% and 5.69% respectively on a one-year basis, three-year basis, five-year basis and since inception (as of September 30, 2018), net of fees, which we refer to as net performance. The fiscal year of Mortgage Opportunities Fund ends March 31. The returns of Mortgage Opportunities Fund are detailed in the table below. Mortgage Opportunities Fund charges management fees based on the average daily net assets of the fund. Gross performance is derived by adding the management fee to the net performance of Mortgage Opportunities Fund. Net performance is calculated using Mortgage Opportunities Fund’s net asset value, which takes into account Mortgage Opportunities Fund’s management fee. The returns of Mortgage Opportunities Fund discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

Mortgage Opportunities Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (10/22/2012)
Mortgage Opportunities Fund (gross)	2.48%	4.62%	4.81%	—	6.32%
Mortgage Opportunities Fund (net)	1.87%	3.99%	4.19%	—	5.69%

Calendar Yearly Returns	2017	2016	2015	2014	2013
Mortgage Opportunities Fund (gross)	6.12%	5.55%	3.31%	5.88%	4.07%
Mortgage Opportunities Fund (net)	5.49%	4.92%	2.69%	5.25%	3.45%

PIMCO Global Income Opportunities Fund. Global Income Opportunities Fund is a closed-end investment fund established under the laws of the Province of Ontario. PIMCO has been the adviser of Global Income Opportunities Fund since its inception on March 21, 2014. At September 30, 2018, Global Income Opportunities

Fund had total net assets of approximately C$411 million or US$318 million equivalent as of September 30, 2018. The investment objective of Global Income Opportunities Fund is to provide holders of units with monthly cash distributions, maximize total return to unitholders through distributions and capital appreciation, and preserve capital. Global Income Opportunities Fund seeks to achieve its investment objective by investing primarily in fixed-income securities that PIMCO believes represent its best income-generating ideas across multiple global fixed-income sectors. At September 30, 2018, Global Income Opportunities Fund had allocations to our Target Assets as follows: approximately 67% to residential mortgage-related assets, as a percentage of Global Income Opportunities Fund’s total assets.

Global Income Opportunities Fund produced annualized returns of approximately 7.50%, 14.26% and 9.52% respectively on a one-year basis, three-year basis and since inception (as of September 30, 2018), net of fees, which we refer to as net performance. The fiscal year of Global Income Opportunities Fund ends December 31. The returns of Global Income Opportunities Fund are detailed in the table below. Global Income Opportunities Fund charges management fees based on the average daily total assets of the fund. Gross performance is derived by adding the management fee to the net performance of Global Income Opportunities Fund. Net performance is calculated using Global Income Opportunities Fund’s net asset value, which takes into account Global Income Opportunities Fund’s management fee.

Global Income Opportunities Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (3/21/2014)
Global Income Opportunities Fund (gross)	8.85%	15.69%	—	—	10.90%
Global Income Opportunities Fund (net)	7.50%	14.26%	—	—	9.52%

Calendar Yearly Returns	2017	2016	2015	2014	2013
Global Income Opportunities Fund (gross)	23.73%	19.95%	0.57%	—	—
Global Income Opportunities Fund (net)	22.21%	18.47%	(0.68)%	—	—

PIMCO GIS Mortgage Opportunities Fund. GIS Mortgage Opportunities Fund is an investment fund authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations. PIMCO has been the adviser of GIS Mortgage Opportunities Fund since its inception on January 25, 2017. At September 30, 2018, GIS Mortgage Opportunities Fund had total net assets of approximately $2.5 billion. The investment objective of GIS Mortgage Opportunities Fund is to seek maximum long-term return, consistent with prudent investment management. GIS Mortgage Opportunities Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets in a diversified portfolio of mortgage-related fixed income instruments. At September 30, 2018, GIS Mortgage Opportunities Fund had allocations to our Target Assets as follows: approximately 67% to residential mortgage-related assets, as a percentage of GIS Mortgage Opportunities Fund’s net assets.

GIS Mortgage Opportunities Fund produced returns of approximately 3.12% since inception (as of September 30, 2018), net of fees, which we refer to as net performance. The fiscal year of GIS Mortgage Opportunities Fund ends December 31. The returns of GIS Mortgage Opportunities Fund are detailed in the table below. GIS Mortgage Opportunities Fund charges management fees based on the average daily net assets of the fund. Gross performance is derived by adding the management fee to the net performance of GIS Mortgage Opportunities Fund. Net performance is calculated using GIS Mortgage Opportunities Fund’s net asset value, which takes into account GIS Mortgage Opportunities Fund’s management fee. The returns of GIS Mortgage Opportunities Fund discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

GIS Mortgage Opportunities Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (1/25/2017)
GIS Mortgage Opportunities Fund (gross)	1.95%	—	—	—	3.84%
GIS Mortgage Opportunities Fund (net)	1.25%	—	—	—	3.12%

Calendar Yearly Returns	2017 (since 1/25/2017)	2016	2015	2014	2013
GIS Mortgage Opportunities Fund (gross)	5.07%	—	—	—	—
GIS Mortgage Opportunities Fund (net)	4.40%	—	—	—	—

PIMCO GIS Mortgage-Backed Securities Fund. The GIS MBS Fund was a sub-fund in the PIMCO Funds: Global Investor Series plc, an umbrella type open-end investment company organized under the laws of Ireland. PIMCO managed the GIS MBS Fund from its inception on April 30, 2007 until it closed on April 15, 2011. At December 31, 2010, the GIS MBS Fund had total net assets of approximately $61.1 million. The investment objective of the GIS MBS Fund was to seek maximum total return, consistent with the preservation of capital, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of mortgage-related fixed income instruments. At December 31, 2010, the GIS MBS Fund had allocations to our Target Assets as follows: approximately 90.7% to residential mortgage-related assets, each as a percentage of the fund’s net assets.

The GIS MBS Fund produced annualized returns of 10.4%, 7.0% and 7.3% respectively on a one-year basis, three-year basis and since inception (as of December 31, 2010), net of fees. The fiscal year of the GIS MBS Fund ended on December 31. The returns of the GIS MBS Fund are detailed in the table below. The GIS MBS Fund charged management fees based on the net asset value of the fund. Gross performance is derived by adding the management fees to the net performance of the GIS MBS Fund. Net performance is calculated using the GIS MBS Fund’s net asset value, which takes into account the fund’s management fees. The returns of the GIS MBS Fund discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

The GIS MBS Fund

Trailing Period Returns

Through 12/31/2010	1 year	3 year	Since Inception (4/30/2007)
The GIS MBS Fund (gross)	10.9%	7.5%	7.8%
The GIS MBS Fund (net)	10.4%	7.0%	7.3%

Calendar Yearly Returns	2010	2009	2008
The GIS MBS Fund (gross)	10.9%	14.0%	1.8%
The GIS MBS Fund (net)	10.4%	13.4%	2.3%

PIMCO Income Opportunity Fund. Income Opportunity Fund is a closed-end management investment company registered under the 1940 Act. PIMCO or an affiliate of PIMCO has managed Income Opportunity Fund’s investments since November 30, 2007. At September 30, 2018, Income Opportunity Fund had total net assets of approximately $387 million. The investment objective of Income Opportunity Fund is to seek current income as a primary focus and also capital appreciation. At September 30, 2018, Income Opportunity Fund had allocations to our Target Assets as follows: approximately 41% to residential mortgage-related assets, as a percentage of Income Opportunity Fund’s total assets.

Income Opportunity Fund produced annualized returns of 6.85%, 12.54%, 9.42%, 14.18 and 12.27% respectively on a one-year basis, three-year basis, five-year basis, ten-year basis and since inception (as of

September 30, 2018), net of fees. The fiscal year of Income Opportunity Fund ends June 30. The returns of Income Opportunity Fund are detailed in the table below. Income Opportunity Fund charges management fees based on the average daily total managed assets of the fund, which means the total assets of the fund (including assets attributable to any reverse repurchase agreements, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements and borrowings). Gross performance is calculated using Income Opportunity Fund’s net asset value, which takes into account the fund’s total expense ratio including any expense limitations.

Income Opportunity Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (11/30/2007)
Income Opportunity Fund (gross)	7.99%	13.72%	10.57%	15.38%	13.45%
Income Opportunity Fund (net)	6.85%	12.54%	9.42%	14.18%	12.27%

Calendar Yearly Returns	2017	2016	2015	2014	2013
Income Opportunity Fund (gross)	21.44%	16.51%	(0.66)%	7.98%	10.84%
Income Opportunity Fund (net)	20.17%	15.29%	(1.70)%	6.84%	9.68%

PIMCO Total Return Fund II. Total Return Fund II is an open-end management investment company registered under the 1940 Act. PIMCO has managed Total Return Fund II since its inception on December 30, 1991. At September 30, 2018, Total Return Fund II had total net assets of approximately $579 million. The primary investment objective of Total Return Fund II is to seek maximum total return, consistent with preservation of capital and prudent investment management. Total Return Fund II seeks to achieve its objective by investing at least 65% of its total assets in a diversified portfolio of fixed-income instruments. At September 30, 2018, Total Return Fund II had allocations to our Target Assets as follows: approximately 70% to residential mortgage-related assets, as a percentage of Total Return Fund II’s net assets.

Total Return Fund II produced annualized returns of -0.78%, 2.30%, 2.15%, 4.62 and 5.95% respectively on a one-year basis, three-year basis, five-year basis, ten-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of Total Return Fund II ends March 31. The returns of Total Return Fund II are detailed in the table below. Total Return Fund II charges management fees based on the average daily net assets of the fund. Gross performance is derived by adding the management fee to the net performance of Total Return Fund II. Net performance is calculated using Total Return Fund II’s net asset value, which takes into account the fund’s management fee. The returns of Total Return Fund II discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

Total Return Fund II

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (12/30/1991)
Total Return Fund II (gross)	-0.28%	2.81%	2.66%	5.14%	6.48%
Total Return Fund II (net)	-0.78%	2.30%	2.15%	4.62%	5.95%

Calendar Yearly Returns	2017	2016	2015	2014	2013
Total Return Fund II (gross)	5.19%	4.34%	(0.08)%	4.84%	(1.68)%
Total Return Fund II (net)	4.66%	3.83%	(0.58)%	4.32%	(2.17)%

PIMCO Income Fund. Income Fund is an open-end management investment company registered under the 1940 Act. PIMCO has managed Income Fund since its inception on March 30, 2007. At September 30, 2018,

Income Fund had total net assets of approximately $112.9 billion. The primary investment objective of Income Fund is to maximize current income. Long-term capital appreciation is a secondary objective of Income Fund. Income Fund seeks to achieve its objective by investing at least 65% of its total assets in a multi-sector portfolio of fixed-income securities. At September 30, 2018, Income Fund had allocations to our Target Assets as follows: approximately 53% to residential mortgage-related assets, as a percentage of Income Fund’s net assets.

Income Fund produced annualized returns of 0.95%, 5.82%, 5.65%, 9.59 and 8.38% respectively on a one-year basis, three-year basis, five-year basis, ten-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of Income Fund ends March 31. The returns of Income Fund are detailed in the table below. Income Fund charges management fees based on the average daily net assets of the fund. Gross performance is derived by adding the management fee to the net performance of Income Fund. Net performance is calculated using Income Fund’s net asset value, which takes into account the fund’s management fee. The returns of Income Fund discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

Income Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (3/30/2007)
Income Fund (gross)	1.45%	6.31%	6.13%	10.07%	8.85%
Income Fund (net)	0.95%	5.82%	5.65%	9.59%	8.38%

Calendar Yearly Returns	2017	2016	2015	2014	2013
Income Fund (gross)	9.10%	9.20%	3.09%	7.66%	5.27%
Income Fund (net)	8.60%	8.72%	2.63%	7.18%	4.80%

PIMCO GIS Income Fund. GIS Income Fund is an investment fund authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations. PIMCO has managed GIS Income Fund since its inception on November 30, 2012. At September 30, 2018, GIS Income Fund had total net assets of approximately $61.8 billion. The primary investment objective of GIS Income Fund is to seek high current income, consistent with prudent investment management. Long-term capital appreciation is a secondary objective of GIS Income Fund. GIS Income Fund seeks to achieve its objective by investing at least two-thirds of its assets in a diversified portfolio of fixed-income instruments. At September 30, 2018, GIS Income Fund had allocations to our Target Assets as follows: approximately 33% to residential mortgage-related assets, as a percentage of GIS Income Fund’s net assets.

GIS Income Fund produced annualized returns of 0.49%, 5.34%, 5.37% and 6.26% respectively on a one-year basis, three-year basis, five-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of GIS Income Fund ends December 31. The returns of GIS Income Fund are detailed in the table below. GIS Income Fund charges management fees based on the average daily net assets of the fund. Gross performance is derived by adding the management fee to the net performance of GIS Income Fund. Net performance is calculated using GIS Income Fund’s net asset value, which takes into account the fund’s management fee. The returns of GIS Income Fund discussed in this prospectus reflect the fee structure of the fund’s institutional share class.

GIS Income Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (11/30/2012)
GIS Income Fund (gross)	1.05%	5.92%	5.95%	—	6.83%
GIS Income Fund (net)	0.49%	5.34%	5.37%	—	6.26%

Calendar Yearly Returns	2017	2016	2015	2014	2013
GIS Income Fund (gross)	7.95%	8.89%	3.50%	7.87%	5.21%
GIS Income Fund (net)	7.36%	8.30%	2.93%	7.28%	4.70%

PIMCO Dynamic Income Fund. PDI is a closed-end management investment company registered under the 1940 Act. PIMCO or an affiliate of PIMCO has managed PDI’s investments since its inception on May 30, 2012. At September 30, 2018, PDI had total net assets of approximately $1.6 billion. The investment objective of PDI is to seek current income. The fund seeks capital appreciation as a secondary objective. At September 30, 2018, PDI had allocations to our Target Assets as follows: approximately 56% to residential mortgage-related assets, as a percentage of PDI’s total assets.

PDI produced annualized returns of 9.90%, 13.92%, 13.34% and 17.01% respectively on a one-year basis, three-year basis, five-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of PDI ends June 30. The returns of PDI are detailed in the table below. PDI charges management fees based on the average daily total managed assets of the fund, which means the total assets of the fund (including assets attributable to any reverse repurchase agreements, dollar rolls, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls and borrowings). Gross performance is calculated using PDI’s net asset value, which takes into account the fund’s total expense ratio including any expense limitations.

PDI

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (5/30/2012)
PDI (gross)	11.17%	15.23%	14.65%	—	18.36%
PDI (net)	9.90%	13.92%	13.34%	—	17.01%

Calendar Yearly Returns	2017	2016	2015	2014	2013
PDI (gross)	23.76%	12.23%	5.74%	17.79%	17.94%
PDI (net)	22.36%	10.95%	4.54%	16.45%	16.60%

PIMCO Dynamic Credit and Mortgage Income Fund. PCI is a closed-end management investment company registered under the 1940 Act. PIMCO or an affiliate of PIMCO has managed PCI’s investments since its inception on January 31, 2013. At September 30, 2018, PCI had total net assets of approximately $3.2 billion. The investment objective of PCI is to seek current income. The fund seeks capital appreciation as a secondary objective. At September 30, 2018, PCI had allocations to our Target Assets as follows: approximately 46% to residential mortgage-related assets, as a percentage of PCI’s total assets.

PCI produced annualized returns of 9.85%, 14.42% and 10.53% and 10.16% respectively on a one-year basis, three-year basis, five-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of PCI ends June 30. The returns of PCI are detailed in the table below. PCI charges management fees based on the average daily total managed assets of the fund, which means the total assets of the fund (including assets attributable to any reverse repurchase agreements, dollar rolls, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls and borrowings). Gross performance is calculated using PCI’s net asset value, which takes into account the fund’s total expense ratio including any expense limitations.

PCI

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (1/31/2013)
PCI (gross)	11.12%	15.73%	11.80%	—	11.43%
PCI (net)	9.85%	14.42%	10.53%	—	10.16%

Calendar Yearly Returns	2017	2016	2015	2014	2013
PCI (gross)	22.38%	19.26%	(0.39)%	6.40%	—
PCI (net)	20.99%	17.91%	(1.53)%	5.19%	—

PIMCO PCM Fund, Inc. PCM Fund is a closed-end management investment company registered under the 1940 Act. PIMCO or an affiliate of PIMCO has managed PCM Fund’s investments since September 2, 1993. At September 30, 2018, PCM Fund had total net assets of approximately $118 million. The investment objective of PCM Fund is to achieve high current income. The fund seeks capital gains from the disposition of investments as a secondary objective. At September 30, 2018, PCM Fund had allocations to our Target Assets as follows: approximately 67% to residential mortgage-related assets, as a percentage of PCM Fund’s total assets.

PCM Fund produced annualized returns of 7.88%, 11.78%, 9.12%, 14.29 and 9.33% respectively on a one-year basis, three-year basis, five-year basis, ten-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of PCM Fund ends June 30. The returns of PCM Fund are detailed in the table below. PCM Fund charges management fees based on the average daily total managed assets of the fund, which means the total assets of the fund (including assets attributable to any reverse repurchase agreements, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements and borrowings). Gross performance is calculated using PCM Fund’s net asset value, which takes into account the fund’s total expense ratio including any expense limitations.

PCM Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (9/2/1993)
PCM Fund (gross)	8.96%	12.90%	10.21%	15.44%	10.07%
PCM Fund (net)	7.88%	11.78%	9.12%	14.29%	9.33%

Calendar Yearly Returns	2017	2016	2015	2014	2013
PCM Fund (gross)	19.03%	14.98%	1.37%	6.51%	9.39%
PCM Fund (net)	17.85%	13.85%	0.37%	5.45%	8.31%

PIMCO Flexible Credit Income Fund. PFLEX is a closed-end management investment company registered under the 1940 Act that continuously offers its shares and is operated as an interval fund. PIMCO has managed PFLEX’s investments since its inception on February 22, 2017. At September 30, 2018, PFLEX had total net assets of approximately $648 million. The investment objective of PFLEX is to seek to provide attractive risk-adjusted returns and current income. At September 30, 2018, PFLEX had allocations to our Target Assets as follows: approximately 27% to residential mortgage-related assets, as a percentage of PFLEX’s total assets.

PFLEX produced returns of 6.84% and 9.27% on a one-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of PFLEX ends June 30. The returns of PFLEX are detailed in the table below. PFLEX charges management fees based on the average daily total managed assets of the fund , which means the total assets of the fund (including assets attributable to any reverse repurchase agreements, dollar rolls, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls and borrowings). Gross performance is calculated using PFLEX’s net asset value, which takes into account the fund’s total expense ratio including any expense limitations.

PFLEX

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (2/22/17)
PFLEX (gross)	8.22%	—	—	—	10.69%
PFLEX (net)	6.84%	—	—	—	9.27%

Calendar Yearly Returns	2017 (since 2/22/17)	2016	2015	2014	2013
PFLEX (gross)	11.02%	—	—	—	—
PFLEX (net)	9.81%	—	—	—	—

PIMCO Strategic Income Fund, Inc. Strategic Income Fund is a closed-end management investment company registered under the 1940 Act. Strategic Income Fund’s inception date is December 9, 1993. PIMCO or an affiliate of PIMCO has managed Strategic Income Fund’s investments since February 8, 2002. At September 30, 2018, Strategic Income Fund had total net assets of approximately $309 million. The investment objective of Strategic Income Fund is to generate a level of income that is higher than that generated by high quality, intermediate-term U.S. debt securities. The fund also seeks capital appreciation to the extent consistent with this objective. At September 30, 2018, Strategic Income Fund had allocations to our Target Assets as follows: approximately 76% to residential mortgage-related assets, as a percentage of Strategic Income Fund’s total assets.

Strategic Income Fund produced annualized returns of 3.55%, 7.45%, 6.81%, 12.03% and 8.54% respectively on a one-year basis, three-year basis, five-year basis, ten-year basis and since inception (as of September 30, 2018), net of fees. The fiscal year of Strategic Income Fund ends June 30. The returns of Strategic Income Fund are detailed in the table below. Strategic Income Fund charges management fees based on the average daily net asset value of the fund (including daily net assets attributable to any preferred shares of the fund that may be outstanding). Gross performance is derived by adding the published expense ratio to the net performance of Strategic Income Fund. Net performance is calculated using Strategic Income Fund’s net asset value, which takes into account the fund’s total expense ratio including any expense limitations.

Strategic Income Fund

Trailing Period Returns

Through 9/30/2018	1 year	3 year	5 year	10 year	Since Inception (2/24/1994)
Strategic Income Fund (gross)	4.75%	8.68%	8.04%	13.32%	9.79%
Strategic Income Fund (net)	3.55%	7.45%	6.81%	12.03%	8.54%

Calendar Yearly Returns	2017	2016	2015	2014	2013
Strategic Income Fund (gross)	14.26%	9.06%	5.09%	7.76%	8.59%
Strategic Income Fund (net)	12.96%	7.82%	3.89%	6.53%	7.36%

The following additional disclosure relates to nonpublic programs sponsored by PIMCO.

Private Fund A. Private Fund A was a private investment vehicle organized as a Delaware limited partnership. PIMCO managed Private Fund A since Private Fund A’s inception on June 30, 2008 through its conclusion on March 5, 2012. The investment objective of Private Fund A was to seek to provide investors with enhanced returns principally through long-biased opportunistic investments in undervalued senior and super-senior credit securities (defined as securities that PIMCO believed had a low risk of principal loss) that were expected to produce attractive levels of current income and that might also appreciate in value over the long-term. As of September 30, 2011, Private Fund A had allocations to our Target Assets as follows: approximately 148% to residential mortgage-related assets, as a percentage of Private Fund A’s net investments.

Measured on an annualized internal rate of return basis the net performance of the fund from inception through its conclusion was 11.0%. Such performance has been calculated net of all fees (including management fees and administration fees), expenses (including any expenses associated with leverage) and carried interest and is shown since the date of the initial capital call (July 7, 2008). Such performance represents the annualized internal rate of return for the period indicated, based on capital contributions by investors and distributions to investors.

Private Fund B. Private Fund B was a private investment vehicle organized as a Delaware limited partnership. PIMCO managed Private Fund B since Private Fund B’s inception on October 31, 2007 through its conclusion on November 16, 2012. The investment objective of Private Fund B was to provide investors with enhanced, risk-adjusted total returns through long-biased opportunistic investments principally in undervalued mortgage and/or real estate-related fixed income instruments and related securities. At September 30, 2012, Private Fund B had allocations to our Target Assets as follows: approximately 82% to residential mortgage-related assets, as a percentage of Private Fund B’s total assets.

Measured on an annualized internal rate of return basis the net performance of the fund from inception through its conclusion was 9.1%. Such performance has been calculated net of all fees (including management fees and administration fees), expenses (including any expenses associated with leverage) and carried interest and is shown since the date of the initial capital call (October 31, 2007). Such performance represents the annualized internal rate of return for the period indicated, based on capital contributions by investors and distributions to investors

Private Fund C. Private Fund C was a private investment vehicle organized as a Delaware limited partnership. PIMCO managed Private Fund C since Private Fund C’s inception on November 20, 2008 through its conclusion on September 20, 2013. The investment objective of Private Fund C was to seek to provide investors with enhanced returns through long-biased opportunistic investments principally in mortgages and mortgage and/or real estate-related securities, loans and instruments of any type. At December 31, 2012, Private Fund C had allocations to our Target Assets as follows: approximately 98% residential mortgage-related assets, as a percentage of Private Fund C’s total assets.

Measured on an annualized internal rate of return basis the net performance of the fund from inception through its conclusion was 35.4%. Such performance has been calculated net of all fees (including management fees and administration fees), expenses (including any expenses associated with leverage) and carried interest and is shown since the date of the initial capital call (December 1, 2008). Such performance represents the annualized internal rate of return for the period indicated, based on capital contributions by investors and distributions to investors.

Private Fund D. Private Fund D is a private investment vehicle organized as a Delaware limited partnership that is currently winding down. PIMCO has managed Private Fund D since Private Fund D’s inception on November 30, 2010. At September 30, 2018, Private Fund D had total net assets of approximately $102 million. The investment objective of Private Fund D is to seek to provide investors with attractive long-term returns by having broad discretion to invest principally in (or otherwise gaining exposure to) performing, underperforming or non-performing loans and other assets; commercial mortgage-backed securities, residential mortgage-backed securities, and asset-backed securities; investments in financial institutions; and/or residential and commercial real estate. At September 30, 2018, Private Fund D had allocations to our Target Assets as follows: approximately 8% to residential mortgage-related assets, as a percentage of Private Fund D’s total assets.

Measured on an annualized internal rate of return basis the net performance of the fund from inception through September 30, 2018 is 22.3%. Such performance has been calculated net of all fees (including management fees and administration fees), expenses (including any expenses associated with leverage) and realized and unrealized carried interest and is shown since the date of the initial capital call (January 14, 2011). Such performance represents the annualized internal rate of return for the period indicated, based on capital contributions by investors, distributions to investors and the residual value of unrealized investments. Such performance has been calculated on the basis of both net cash flows generated from the disposition of realized investments and, with respect to unrealized investments, estimated net cash flows as though such investments were disposed of at their valuations determined as of September 30, 2018. Such performance may have changed since such date and is likely to change over the fund’s life. Actual returns on unrealized investments are likely to vary from the valuations used to calculate performance. Such variations may be significant.

Private Fund E. Private Fund E is a private investment vehicle organized as a Delaware limited partnership. Private Fund E’s investment period has ended and it has started making distributions to investors. PIMCO has managed Private Fund E since Private Fund E’s inception on March 15, 2013. At September 30, 2018, Private Fund E had total net assets of approximately $4.3 billion. The investment objective of Private Fund E is to seek to provide investors with attractive long-term returns by having broad discretion to invest principally in (or otherwise gain exposure to) performing, underperforming or non-performing loans and other assets that have historically been securitized and/or otherwise traditionally held by financial institutions; structured products, securitizations and other asset-backed securities; residential and commercial real estate; and/or investments in equity securities, equity-linked securities and/or debt instruments of operating companies and other entities. At September 30, 2018, Private Fund E had allocations to our Target Assets as follows: approximately 41% to residential mortgage-related assets, each as a percentage of Private Fund E’s total assets.

Measured on an annualized internal rate of return basis the net performance of the fund from inception through September 30, 2018 is 9.9%. Such performance has been calculated net of all fees (including management fees and administration fees), expenses (including any expenses associated with leverage) and realized and unrealized carried interest and is shown since the date of the initial capital call (March 19, 2013). Such performance represents the annualized internal rate of return for the period indicated, based on capital contributions by investors, distributions to investors and the residual value of unrealized investments. Such performance has been calculated on the basis of both net cash flows generated from the disposition of realized investments and, with respect to unrealized investments, estimated net cash flows as though such investments were disposed of at their valuations determined as of September 30, 2018. Such performance may have changed since such date and is likely to change over the fund’s life. Actual returns on unrealized investments are likely to vary from the valuations used to calculate performance, and such variations may be significant.

Private Fund F. Private Fund F is a private investment vehicle organized as a Delaware limited partnership that is closed to new investors. PIMCO has managed Private Fund F since the fund’s inception on January 31, 2013. As of September 30, 2018, Private Fund F had total net assets of approximately $2.6 billion. The investment objective of Private Fund F is to seek to provide investors with enhanced long-term returns by investing principally in performing, stressed or distressed securities and loans of any type and within any sector across the global fixed income markets. As of September 30, 2018, Private Fund F had allocations to our Target Assets as follows: approximately 45% to residential mortgage-related assets, as a percentage of Private Fund F’s total assets.

Private Fund F produced returns of 9.7% annualized since inception (as of September 30, 2018), net of fees and compensation. Net performance is calculated using the fund’s net asset value, which is measured after subtracting all of Private Fund F’s liabilities, including accrued expenses, including management and administration fees and performance compensation. Performance compensation is generally based on amounts by which net profits exceed a base rate of return. The manager has realized performance compensation. Management and administration fees are generally paid monthly based on Private Fund F’s net asset value.

Private Fund G. Private Fund G is a private investment vehicle organized as a Delaware limited partnership that is closed to new investors. PIMCO has managed Private Fund G since Private Fund G’s inception on October 7, 2011. As of September 30, 2018, Private Fund G had total net assets of approximately $1.9 billion. The investment objective of Private Fund G is to seek to provide limited partners with enhanced returns principally through long-biased opportunistic investments in undervalued senior and super senior structured credit securities that are expected to produce attractive levels of current income and that may also appreciate in value over time (defined as securities that PIMCO believes have a low risk of principal loss). As of September 30, 2018, Private Fund G had allocations to our Target Assets as follows: approximately 44% to residential mortgage-related assets, as a percentage of Private Fund G’s total assets.

Private Fund G produced returns of 13.8% annualized since inception (as of September 30, 2018), net of fees and compensation. Net performance is calculated using Private Fund G’s net asset value, which is measured after subtracting all of Private Fund G’s liabilities, including accrued expenses, including management and administration fees and performance compensation. Performance compensation is generally based on amounts by which net profits exceed a base rate of return. The manager has realized incentive compensation. Management and administration fees are generally paid quarterly and based on the fund’s net asset value.

We have provided supplemental prior performance data for certain of the PIMCO-sponsored prior programs discussed above in Appendix I to this prospectus. The supplemental data includes the following prior performance tables: Table III (Operating Results) and Table IV (Results of Completed Program).

Management Agreement

Upon completion of this offering, we will enter into a management agreement with PIMCO pursuant to which it will provide for the day-to-day management of our operations and will provide our company with our management team and appropriate support personnel.

The management agreement will require PIMCO to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. PIMCO’s role as manager will be under the supervision and direction of our board of directors. PIMCO will be responsible for, among other duties, (1) the selection, purchase and sale of our portfolio of assets, (2) our financing activities and (3) providing us with advisory services. PIMCO will be responsible for our day-to-day operations and will perform (or cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

(i)

serving as our consultant with respect to the periodic review of the investment guidelines; any modification to which will be approved by a majority of our independent directors, and other policies for approval by our board of directors;

(ii)	investigating, analyzing and selecting possible opportunities and acquiring, financing, retaining, selling, restructuring or disposing of assets consistent with the investment guidelines;

(iii)

with respect to prospective purchases, sales or exchanges of assets, conducting negotiations on our behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;

(iv)	serving as our consultant with respect to the periodic review of the selection, purchase, monitoring and disposition of our investments;

(v)	advising us with respect of any equity incentive plan we may create for our independent directors;

(vi)

advising us on, preparing, negotiating, entering into and executing (and amending or modifying post-execution, as applicable), on our behalf, credit facilities (including term loans and revolving facilities), securities repurchase and reverse repurchase agreements and arrangements, resecuritizations, securitizations, warehouse facilities, applications and agreements relating to programs established by the U.S. government, commercial papers, exchange-traded and over-the-counter derivatives agreements, including, without limitation, interest rate swap agreements and other hedging instruments, and all other agreements and engagements and attendant documentation required for us to conduct our business which shall include, without limitation, any market and/or industry standard documentation and the standard representations contained therein;

(vii)	establishing and implementing loan origination networks, conducting loan underwriting and the execution of loan transactions;

(viii)	providing oversight of loan portfolio servicers;

(ix)	providing us with portfolio management;

(x)

engaging and supervising, on our behalf and at our expense, independent contractors which provide investment banking, mortgage brokerage, securities brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services and all other services as may be required relating to our assets and our day-to-day operations;

(xi)	coordinating and managing operations of any co-investment interests or joint venture held by us and conducting all matters with the co-investment partners or joint venture;

(xii)

arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;

(xiii)	providing executive and administrative personnel, office space and office services required in rendering services to us;

(xiv)

administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by PIMCO and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(xv)

communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(xvi)	counseling us in connection with policy decisions to be made by our board of directors;

(xvii)

evaluating and entering into hedging strategies and engaging in hedging activities on our behalf, consistent with such strategies as so modified from time to time, with our qualification as a REIT and with the investment guidelines;

(xviii)

counseling us regarding requirements to qualify as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Internal Revenue Code and Treasury regulations thereunder, or the Treasury Regulations, and using commercially reasonable efforts to cause us to qualify for taxation as a REIT;

(xix)

counseling us regarding the maintenance of our exclusion from the status of an investment company required to register under the 1940 Act, monitoring compliance with the requirements for maintaining such exclusion and using commercially reasonable efforts to cause us to maintain such exclusion from such status;

(xx)	furnishing reports and statistical and economic research to us regarding our activities and services performed for us by PIMCO;

(xxi)

monitoring the operating performance of our assets and providing periodic reports with respect thereto to the board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

(xxii)

investing and reinvesting any moneys and securities of ours (including investing in short-term investments pending the acquisition of other assets, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders) and advising us as to our capital structure and capital raising;

(xxiii)

assisting us in retaining qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting systems and procedures, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Internal Revenue Code applicable to REITs and to conduct quarterly compliance reviews with respect thereto;

(xxiv)	assisting us to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

(xxv)

assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, the Securities Act, or by the NYSE;

(xxvi)

assisting us in taking all necessary action to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Internal Revenue Code applicable to REITs;

(xxvii)

placing, or facilitating the placement of, all orders pursuant to PIMCO’s investment determinations for us either directly with the issuer or with a broker or dealer (including any affiliated broker or dealer) and acknowledging the receipt of brokers’ risk disclosure statements, electronic trading disclosure statements and similar disclosures;

(xxviii)

handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) on our behalf in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with PIMCO or its affiliates), subject to such limitations or parameters as may be imposed from time to time by the board of directors;

(xxix)

using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines which may be set by our board of directors from time to time;

(xxx)

advising us with respect to and structuring long term financing vehicles for our portfolio of assets, and offering and selling securities publicly or privately in connection with any such structured financing;

(xxxi)

performing such other services as may be required from time to time for management and other activities relating to our assets and business as our board of directors shall reasonably request or PIMCO shall deem appropriate under the particular circumstances; and

(xxxii)	using commercially reasonable efforts to cause us to comply with all applicable laws.

Pursuant to the management agreement, PIMCO will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. PIMCO, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by PIMCO and any person providing advisory services to PIMCO will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We expect to indemnify PIMCO, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by PIMCO and any person providing advisory services to PIMCO with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of PIMCO not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement. PIMCO has agreed to indemnify us, our directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of PIMCO constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by PIMCO’s personnel relating to the terms and conditions of their employment by PIMCO. PIMCO will not be liable for market movements or trade errors that may result from ordinary negligence, such as errors in the investment decision making process (for example, a transaction was effected in violation of our investment guidelines) or in the trade process (for example, a buy order was entered instead of a sell order, or the wrong security was purchased or sold, or a security was purchased or sold in an amount or at a price other than the correct amount or price). Notwithstanding the foregoing, PIMCO will carry errors and omissions and other customary insurance upon the completion of the offering.

PIMCO, as our manager, is required to refrain from any action that, in its sole judgment made in good faith, (1) is not in compliance with our investment policies, (2) would adversely and materially affect our qualification as a REIT under the Internal Revenue Code or our status as an entity excluded from the definition of “investment company” under the 1940 Act, or (3) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or of any exchange on which our securities may be listed or that would otherwise not be permitted by our charter or bylaws. If PIMCO is ordered to take any action by our board of directors, PIMCO will promptly notify the board of directors if it is PIMCO’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our charter or bylaws. PIMCO and its officers, directors, stockholders and other personnel will not be liable to us or any of our directors or stockholders for acts or omissions performed in accordance with and pursuant to the management agreement, except as provided in the management agreement.

Pursuant to the terms of our management agreement, PIMCO will be required to provide us with our management team, including a Chief Executive Officer, Co-Chief Investment Officers, Chief Financial Officer and other appropriate support personnel, to provide the management services to be provided by PIMCO to us. None of the management team or other personnel of PIMCO will be dedicated exclusively to us.

The management agreement may be amended or modified by agreement between us and PIMCO. The initial term of the management agreement will expire on the third anniversary of the closing of this offering and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated as described below. Our independent directors will review PIMCO’s performance as our manager and the management fees annually and, following the initial term, the management agreement may be terminated annually upon the unanimous affirmative vote of our independent directors, based upon (1) PIMCO’s unsatisfactory performance as our manager that is materially detrimental to us or (2) our determination that the management fees payable to PIMCO are not fair, subject to PIMCO’s right to prevent such termination due to unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. Pursuant to the management agreement, we will be required to provide      days’ prior notice of any such termination. Unless terminated for cause, PIMCO will be paid a termination fee equal to three times the sum of (i) the average annual base management fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, and (ii) the average annual incentive fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, in each case, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

We may also terminate the management agreement at any time, including during the initial term, without the payment of any termination fee, with      days prior written notice from our board of directors for cause, which is defined as:

•

PIMCO’s continued material breach of any material provision of the management agreement following a period of      days after written notice thereof (or      days after written notice of such breach if PIMCO under certain circumstances, has taken steps to cure such breach within      days of the written notice);

•	PIMCO’s fraud, misappropriation of funds, or embezzlement against us;

•	PIMCO’s gross negligence of duties under the management agreement;

•

the occurrence of certain events with respect to the bankruptcy or insolvency of PIMCO, including an order for relief in an involuntary bankruptcy case or PIMCO authorizing or filing a voluntary bankruptcy petition;

•	PIMCO is convicted (including a plea of nolo contendere) of a felony; and

•	the dissolution of PIMCO.

Cause does not include PIMCO’s unsatisfactory performance as our manager, even if that performance is materially detrimental to us.

PIMCO may generally only assign the management agreement or any of its duties thereunder with the written approval of a majority of our independent directors. PIMCO, however, may assign the management agreement or any of its duties thereunder to any of its affiliates without the approval of our independent directors if such assignment does not require our approval under the Investment Advisers Act of 1940. We may not assign our rights or responsibilities under the management agreement without the prior written consent of PIMCO, except in the case of assignment to another REIT or other organization that is our successor, in which case such successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

PIMCO may terminate the management agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. PIMCO may also decline to renew the management agreement following the initial term by providing us with      days’ written notice, in which case we would not be required to pay a termination fee. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of      days after written notice to us, PIMCO may terminate the management agreement upon      days’ written notice. If the management agreement is terminated by PIMCO upon our breach, we would be required to pay PIMCO the termination fee described above.

Management Fees, Expense Reimbursements and Fee Upon Termination

We do not maintain an office or employ personnel. Instead, we rely on the facilities and resources of PIMCO to conduct (or cause to be conducted) our day-to-day operations. Expense reimbursements to PIMCO are made in cash on a monthly basis following the end of each month.

Base Management Fee

We will pay PIMCO a base management fee in an amount equal to         % per annum of our stockholders’ Equity, calculated and payable quarterly in arrears in cash. For purposes of calculating the base management fee, our Equity means the sum of (1) the net proceeds received by us (or, without duplication, our subsidiaries) from all issuances of our or our subsidiaries equity securities since inception (allocated on a pro rata basis for such issuances during the fiscal quarter of any such issuance), plus (2) our cumulative Core Earnings (as defined below) from and after the date of this offering to the end of the most recently completed calendar quarter, less any distributions to our stockholders (or owners of our subsidiaries (other than us or any of our subsidiaries)) and any amount that we or any of our subsidiaries have paid to repurchase our common stock or common equity securities of our subsidiaries since the date of this offering and any incentive fees (as described below) paid following the date of this offering. Our Equity, for purposes of calculating the base management fee, could be greater than or less than the amount of stockholders’ equity shown on our financial statements. The base management fee is payable independent of the performance of our portfolio.

The base management fee of PIMCO will be calculated within 30 days after the end of each quarter and such calculation will be promptly delivered to our board of directors. We are obligated to pay the base management fee in cash within five business days after delivery to our board of directors of the written statement of PIMCO setting forth the computation of the base management fee for such quarter.

Incentive Fee

PIMCO will be entitled to an incentive fee with respect to each calendar quarter (or part thereof) that the management agreement is in effect, payable quarterly in arrears, in an amount not less than zero, equal to the excess of (1) the product of (x)         % and (y) the excess of (i) our Core Earnings (as defined below), on a rolling four-quarter basis and before the incentive fee for the current quarter, over (ii) the product of (A) our Equity in the previous four quarter period and (B)         %, and (2) the sum of any incentive fee paid to PIMCO with respect to the first three calendar quarters of such previous four quarter period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless our cumulative Core Earnings is greater than zero for the most recently completed 12 calendar quarters, or the number of completed calendar quarters since the closing date of this offering, whichever is less. For purposes of calculating the incentive fee prior to the completion of a four quarter period following this offering, Core Earnings will be calculated on an annualized basis. Core Earnings for the initial quarter will be calculated from the settlement date of this offering on an annualized basis.

Core Earnings is a non-GAAP financial measure and is defined as net income (loss) as determined according to GAAP, excluding non-cash equity compensation expense, the incentive fee, depreciation and amortization, acquisition expenses for real estate which have been deducted as expenses upon acquisition in the determination of GAAP net income, any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable period (regardless of whether such items are included in other comprehensive income or loss, or in net income or loss). The amount will be adjusted to exclude (i) one-time events pursuant to changes in GAAP and (ii) non-cash items which in the judgment of management should not be included in Core Earnings, which adjustments in clauses (i) and (ii) shall only be excluded after discussions between PIMCO and our independent directors and after approval by a majority of our independent directors.

PIMCO will compute each quarterly installment of the incentive fee within 45 days after the end of the calendar quarter with respect to which such installment is payable and promptly deliver such calculation to our board of directors. The amount of the installment shown in the calculation will be due and payable no later than the date which is five business days after the date of delivery of such computation to our board of directors.

To the extent earned by PIMCO, the incentive fee will be payable to PIMCO quarterly in arrears in cash.

The following table sets forth a simplified, hypothetical example of a quarterly incentive fee calculation in accordance with the management agreement. Our actual results may differ materially from the following example.

Assume the following:

•	Equity in the prior four quarter period of $ ;

•	Core Earnings before the incentive fee for the four quarter period representing an annual yield of % on Equity;

•	No prior incentive fees paid during the first three quarters of such four-quarter period; and

•	Quarterly distributions of all accumulated Core Earnings.

Under these assumptions, the quarterly incentive fee payable to PIMCO would be $             as calculated below:

		Illustrative Amount	Calculation
1.	What are the Core Earnings?	$	The annual yield on Equity ( %) multiplied by Equity in the previous 12-month period ($ )

2.	What is the Hurdle Amount?	$	The hurdle rate ( % per annum) multiplied by Equity in the previous 12-month period ($ )

3.	What is the Incentive Compensation?	$	The incentive rate ( %) multiplied by the excess of the Core Earnings ($ ) above the Hurdle Amount ($ )

For purposes of calculating the incentive fee prior to the completion of a four quarter period following this offering, Core Earnings will be calculated on the basis of the number of days that the management agreement has been in effect on an annualized basis.

Reimbursement of Expenses

Because PIMCO’s personnel perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, PIMCO is paid or reimbursed for the documented cost of performing such tasks, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

We also pay all operating expenses, except those specifically required to be borne by PIMCO under the management agreement. We will reimburse PIMCO for the following costs up to an amount equal to the sum of         % per annum of our stockholders’ Equity:

•

costs of internal and external legal, tax, finance, accounting, investor relations, third party administrators for the establishment and maintenance of the books and records, consulting, auditing, reporting, administrative and other similar services rendered for us and our subsidiaries by providers retained by PIMCO or our independent directors or, if such services are provided by PIMCO personnel amounts that are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

•	the salary and other compensation of our chief financial officer excluding any equity based compensation from us to the extent that he or she is dedicated solely to us;

•

expenses connected with communications to holders of our securities or any of our subsidiaries’ securities and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, and the costs of preparing, printing and mailing our annual report to our stockholders and proxy materials with respect to any meeting of our stockholders, subject to our reimbursement obligations set forth in the sixth bullet in the immediately succeeding paragraph;

•	costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us and our subsidiaries;

•

expenses incurred by managers, officers, personnel and agents of PIMCO for travel on our behalf or on the behalf of any of our subsidiaries and other out-of-pocket expenses incurred by managers, officers, personnel and agents of PIMCO except for these costs in connection with the activities set forth in the second, sixth and eleventh bullets in the immediately succeeding paragraph;

•

costs, expenses and fees incurred with respect to market information systems and publications, research and analysis services provided by third parties, research publications, information and other materials, and settlement, clearing and custodial fees and expenses;

•	costs and expenses of the our custodian and transfer agent;

•	the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;

•	all insurance costs incurred in connection with the operation of our business;

•	expenses relating to any office(s) or office facilities, including, but not limited to, disaster backup recovery sites and facilities, maintained for us and our subsidiaries;

•

expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the board of directors to or on account of holders of our securities or any of our subsidiaries’ securities, including, without limitation, in connection with maintaining any dividend reinvestment plan;

•	all costs and expenses relating to the development and management of our website; and

•

the allocable share of expenses under a universal insurance policy covering PIMCO or its affiliates in connection with obtaining and maintaining “errors and omissions” insurance coverage and other insurance coverage which is customarily carried by property, asset and investment managers performing functions similar to those of PIMCO in an amount which is comparable to that customarily maintained by other managers or servicers of similar assets.

We will reimburse PIMCO in full for the following expenses (which expenses will not count toward the         % cap on expenses described in the immediately preceding paragraph):

•

expenses in connection with this offering (excluding underwriting discounts and commissions paid by PIMCO in connection with this offering) or any other offering, and transaction costs (including, but not limited to, internal and external legal and accounting expenses) incident to the acquisition, disposition and financing of our assets, including any non-recurring costs associated with third-party service providers and any costs incurred in connection with any failed investment transaction or abandoned potential investment transaction;

•

deal-related expenses, including internal and external diligence costs and other fees, costs, expenses and liabilities related to the identification, sourcing, development, financing, custody, evaluation, acquisition, holding, restructuring, ongoing valuation and disposing of investments, including all fees, costs, expenses and liabilities of legal counsel and financial and other advisers incurred in connection therewith (including, but not limited to, appraisal, reporting, internal and external legal and accounting costs) and all other investment-related fees, costs, expenses and liabilities; all reasonable travel-related fees, costs, expenses and liabilities, including lodging and meals; all fees, costs, expenses and liabilities of brokers, including brokerage commissions and spreads, and all other transaction-related fees, costs, expenses and liabilities, including any costs incurred in connection with any failed transaction or abandoned potential transaction;

•

in connection with the foregoing, all fees, costs, expenses and liabilities of consultants, contract employees, temporary employees, industry advisers, transaction finders, operating partners, servicers, asset managers, investment bankers, valuation agents, pricing services, appraisers and other service providers (as well as secondees of any of the foregoing), whether working onsite at PIMCO or its affiliates or offsite;

•	the compensation and expenses of our directors;

•

expenses associated with the establishment and maintenance of any of our or any our subsidiaries’ credit facilities, repurchase agreements and securitization vehicles, borrowings under programs established by the U.S. government or other indebtedness of us or any of our subsidiaries (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our or any of our subsidiaries’ debt or equity securities offerings (including underwriting fees associated with follow-on offerings, rights offerings and at-the-market equity offerings, the establishment or renewal of any dividend reinvestment plan, but excluding this offering), including any costs incurred in connection with any failed transaction or abandoned potential transaction;

•

costs of proxy solicitors, financial advisors, legal counsel and other advisors and of preparing, printing and mailing proxy materials, in each case, with respect to any contested or controversial meeting or proxy solicitation of our stockholders;

•

the allocable share of the cost of liability insurance under a universal insurance policy covering us, any of our subsidiaries, PIMCO and its affiliates, or under a separate insurance policy covering us or any of our subsidiaries, to indemnify our directors and officers and in connection with obtaining and maintaining the insurance coverage referred to in the management agreement;

•	expenses in connection with application for and participation in programs established by the U.S. government;

•	all equity compensation and all costs for the set-up, maintenance and ongoing administration of all of our equity based compensation plans;

•	all taxes and license fees; cost of compliance related to specific investment related activity not covered by PIMCO;

•	all fees, costs, expenses and liabilities of our internal and external legal counsel related to extraordinary matters, including litigation expenses and regulatory-related legal expenses;

•	costs and expenses incurred in contracting with third parties, including affiliates of PIMCO, for the servicing and special servicing of an asset;

•

any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses in connection therewith, against us or any of our subsidiaries, or against any trustee, director or officer of us or of any of our subsidiaries in his or her capacity as such for which we or any of our subsidiaries are required to indemnify such trustee, director or officer by any court or governmental agency; and

•

all other fees, costs, expenses and liabilities specifically related to us or any of our subsidiaries (whether related to its investments, operations or otherwise) and not subject to the immediately preceding paragraph.

Except as set forth above, we will not reimburse PIMCO or its affiliates for the salaries and other cash compensation of our chief executive officer and president (so long as such persons are employees of PIMCO or its affiliates, other than us or any of our subsidiaries) or PIMCO’s investment management personnel who provide investment services to us under the management agreement. We shall be responsible for the salaries and other compensation of employees hired and employed directly by us.

To date, we have incurred a total of $                 in documented costs and expenses. We expect to reimburse PIMCO or its affiliates approximately $                 for certain costs and expenses that PIMCO or its affiliates paid on our behalf.

Fee Upon Termination

A fee upon termination of the management agreement will be payable in the event that the management agreement is terminated without cause upon the unanimous affirmative vote of our independent directors, based upon PIMCO’s unsatisfactory performance as our manager that is materially detrimental to us or a determination that the compensation payable to PIMCO under the management agreement is not fair, unless PIMCO agrees to compensation that at least two-thirds of our independent directors determine is fair. The fee will be equal to three times the sum of (i) the average annual base management fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, and (ii) the average annual incentive fee earned by PIMCO during the prior 24-month period immediately preceding the date of termination, in each case, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

OUR MANAGEMENT

Our Directors and Officers

Upon the completion of this offering, our board of directors will consist of                      directors. Of these                      directors,                     , constituting a majority, will be considered “independent,” with independence being determined in accordance with the listing standards established by the NYSE. Our charter and bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors, within the limits set forth in our bylaws. However, the number of directors may never be less than the minimum number required by the MGCL, which is one, nor, unless our bylaws are amended, more than                     .

The following sets forth certain information with respect to our directors and executive officers and other key personnel:

Officer/Director	Age	Position Held with our Company
Chief Executive Officer(1)
Daniel H. Hyman		Co-Chief Investment Officer
Jason R. Steiner		Co-Chief Investment Officer
Jason Mandinach		President
John Lane		Chief Financial Officer
Director(1)

(1)	To be named in subsequent amendment.

Biographical Information

Executive Officers

For biographical information on our management, see “Our Manager and the Management Agreement—Biographical Information.”

Directors

For biographical information on                      and                     , see “Our Manager and the Management Agreement—Biographical information.” Biographical information for Messrs.                     ,                      and                      is set forth below.

                     is                     .

                     is                     .

                     is                     .

Corporate Governance—Board of Directors and Committees

Our business is managed by PIMCO, subject to the supervision and oversight of our board of directors, which has established investment guidelines for PIMCO to follow in its day-to-day management of our business. The number of members of our board of directors will be determined from time to time by our board of directors, within the limits set forth in our bylaws. Upon completion of this offering, our board of directors will consist of                      persons. We expect our board of directors will determine that                      of our directors, constituting a majority, satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act. Our directors will keep informed about our business by attendance at meetings of our board and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Our board of directors believes its members collectively have or will have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness and ability to devote the necessary time to board duties, a commitment to representing the best interests of our company and our stockholders and a dedication to enhancing stockholder value.

Upon completion of this offering, our board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will have three directors and will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

Audit Committee

The audit committee will initially be comprised of                     , with                     serving as the committee’s chairperson. We expect our board of directors to determine that each of these individuals is an independent director and “financially literate” under the applicable standards of the NYSE. We expect that our board of directors will designate                     as our audit committee financial expert within the meaning of Item 407(d)(5) of Regulation S-K under the Exchange Act, and will determine that                     has accounting and related financial management expertise within the meaning of the listing standard of the NYSE. The audit committee, pursuant to its written charter, will, among other matters, be responsible for engaging independent certified public accountants, the performance of the independent certified public accountant, preparing audit committee reports, our compliance with legal and regulatory requirements, reviewing with the independent certified public accountants the plans and results of the audit engagement, approving professional services provided by the independent certified public accountants, reviewing the independence and qualifications of the independent certified public accountants, considering the range of audit and non-audit fees and overseeing our financial reporting, auditing and internal control activities, including the integrity of our financial statements.

Compensation Committee

The compensation committee will initially be comprised of                     , with                      serving as the committee’s chairperson. We expect our board of directors to determine that each of these individuals is an independent director under the applicable standards of the NYSE and Rule 10C-1 under the Exchange Act. The principal functions of the compensation committee will be to (1) evaluate the performance of our officers, (2) review the compensation payable to our officers, (3) evaluate the performance of PIMCO, as our manager, (4) review the compensation and fees payable to PIMCO under the management agreement, (5) prepare compensation committee reports and (6) administer the issuance of any common stock issued to the personnel of PIMCO who provide services to us.

No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries. None of our executive officers serve as a member of the board of directors or as a member of the compensation committee for any company that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will initially be comprised of                     , with                      serving as the committee’s chairperson. We expect our board of directors to determine that each of these individuals is an independent director under the applicable standards of the NYSE. The nominating and corporate governance committee will be responsible for seeking, considering and recommending to the board qualified candidates for election as directors and will approve and recommend to the full board of directors the appointment of each of our officers.

It also will periodically prepare and submit to the board of directors for adoption the committee’s selection criteria for director nominees. It will review and make recommendations on matters involving general operation of the board and our corporate governance and will annually recommend to the board of directors nominees for each committee of the board. In addition, the committee will annually facilitate the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board.

Code of Business Conduct and Ethics

Our board of directors has established a code of business conduct and ethics that applies to our directors and officers and to PIMCO’s directors, officers, and personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Conflicts of Interest

We are externally advised by PIMCO, and all of our officers are employees of PIMCO or its affiliates. Our management agreement with PIMCO was negotiated between related parties and its terms, including fees, expense reimbursements and other amounts payable to PIMCO, may not be as favorable to us as if they had been negotiated at arm’s length between unaffiliated third parties. PIMCO anticipates sourcing all of our investment opportunities and PIMCO and its affiliates manage funds or other vehicles that compete with us for investment opportunities.

PIMCO is a leading global investment management firm that offers a wide variety of products and services to a diverse global client base. Accordingly, there are numerous conflicts of interest with Other PIMCO Accounts that may arise in connection with PIMCO’s advisory activities, as our manager, including, but not limited to, those identified below. Further, PIMCO is affiliated with Allianz SE, a large multi-national financial institution and conflicts similar to those described below may occur between us and other accounts managed by Allianz SE, its affiliates and accounts managed by Allianz SE or such affiliates. Those affiliates (or their clients), which generally operate autonomously from PIMCO, may take actions that are adverse to us. In many cases, PIMCO will not be in a position to mitigate those actions or address those conflicts, which could adversely affect our performance.

Various potential and actual conflicts of interest are expected to arise from the overall investment activities of Other PIMCO Accounts (as defined in the glossary), some of which are noted below. Furthermore, PIMCO and its affiliates serve as an investment adviser to various Other PIMCO Accounts and expect to make investment decisions for those accounts that may be different from those that will be made by PIMCO on our behalf. PIMCO may, for example, direct us to invest in a tranche of securities issued by a structured finance vehicle, such as RMBS, where PIMCO or its affiliates are also, at the same or different time, directing another client to make investments in a different tranche of securities issued by the same vehicle, which tranche’s interests may be adverse to other tranches, either now or in the future. PIMCO may also cause us to purchase from, or sell assets to, an entity, such as a structured finance vehicle, in which other PIMCO clients may have an interest, potentially in a manner that will have an adverse effect on the other clients. There may also be conflicts where, for example, a PIMCO client holds certain debt or equity securities of an issuer, and that same issuer has issued other debt, equity or other instruments that are owned by other PIMCO clients or by an entity, such as a structured finance vehicle, in which other PIMCO clients have an interest. PIMCO and its affiliates may also cause their respective clients to invest in structured finance vehicles or other entities managed or serviced by PIMCO or its affiliates to which PIMCO, its affiliates or Other PIMCO Accounts clients contributed assets. This could lead to conflicts where, for example, Other PIMCO Accounts that own securities of the issuer may benefit from pursuing claims against us or Other PIMCO Accounts or PIMCO affiliates that contributed assets. PIMCO and/or its affiliates may structure and/or cause us or other clients to invest in or otherwise transact with vehicles whose purpose is to mitigate PIMCO’s or its affiliates’ “risk retention” requirements. PIMCO may also cause us to invest in or otherwise engage in transactions that have the effect of supporting the growth of new lines of business being developed by PIMCO and/or its affiliates generally.

Certain of our directors and officers also serve or may serve as directors, officers, partners or employees of PIMCO or its affiliates, and may be responsible for managing or otherwise working on PIMCO products other than us, including, without limitation, existing or future pooled investment vehicles, joint ventures and managed accounts, whether managed or sponsored by PIMCO or its affiliates. Accordingly, the right of PIMCO and its officers to engage in other business activities may reduce the time PIMCO or its personnel spends managing our business. In addition, officers and other personnel of PIMCO may have obligations to investors in such other entities, the fulfillment of which might not be in the best interests of us or our stockholders.

Further, several other existing Other PIMCO Accounts currently have the ability to invest in one or more of the asset classes within our Target Assets as part of their investment strategy and hold significant investments in these assets. As of December 31, 2018, PIMCO managed securitized holdings of over $465 billion, out of which $56 billion were associated with dedicated mortgage-related strategies across a variety of investment vehicles such as mutual funds, closed-end funds, private funds and separate accounts. For example, the PIMCO Dynamic Bond Fund is an open-end management investment company registered under the 1940 Act that has a broad strategy to invest in fixed income securities, including RMBS. At December 31, 2018, of its $3.6 billion in assets, $1.8 billion were invested in RMBS. Although Dynamic Bond’s strategy is not focused on RMBS and its allocation varies, its overall size makes it an active purchaser of RMBS. Similarly, PIMCO manages a $449 million account for a foreign central bank that is dedicated to purchasing RMBS. As of December 31, 2018, PIMCO’s residential mortgage-related assets under management included over $220 billion in Agency RMBS and $75 billion in Non-Agency RMBS. In particular, PIMCO currently serves as the investment adviser of 16 sponsored investment funds that have primarily invested in real estate assets and real estate-related assets during the period from December 31, 2007 (or, if later, the fund’s inception) through December 31, 2017 and that are still in their investment phase. The compensation that these Other PIMCO Accounts pay to PIMCO differs from the compensation that we pay to PIMCO for its service as our manager. For example, certain funds pay PIMCO management fees based on a percentage of their average daily net asset values. Other funds pay PIMCO investment advisory fees based on their average daily total managed assets or total assets, pay monthly management and administrative fees based on the fund’s net asset value or pay quarterly management and administrative fees based on the fund’s net asset value or the average total invested commitments that are invested and reinvested by such fund. In addition, certain funds pay PIMCO incentive compensation generally equal to 15% or 20% of returns that exceed a prescribed base rate of return.

In addition to these 16 investment funds, existing or new Other PIMCO Accounts may from time to time invest in assets that fall within our Target Assets as a part of their investment strategy. To the extent these Other PIMCO Accounts continue to invest in assets that fall within our Target Assets or new Other PIMCO Accounts seek to acquire assets that fall within our Target Assets, the scope of opportunities otherwise available to us may be adversely affected or reduced. As a result, there may be conflicts in allocating assets that are suitable for us and Other PIMCO Accounts managed by PIMCO or its affiliates. For example, PIMCO or its affiliates may have an incentive to favor certain accounts that may be more lucrative to PIMCO or its affiliates, or to favor accounts in which PIMCO or its affiliates have a significant proprietary interest.

In addition, PIMCO and its affiliates expect to continue to develop their investment management and related businesses, which may include engaging in strategic transactions involving the acquisition of or investment in other financial services companies or investment vehicles. Strategic transactions pursued by PIMCO or its affiliates for their own accounts may overlap or compete with potential investment opportunities for us. Furthermore, any overlap among future investment vehicles and businesses could give rise to additional conflicts of interest, such as those related to competition for the same or related investment opportunities, allocation of resources and competition for capital from investors.

PIMCO has an investment allocation policy in place that is intended to enable us to participate equitably in investments with any such Other PIMCO Accounts. The overriding objective of PIMCO’s investment allocation policy is to achieve fair and equitable treatment of accounts over time on an aggregate basis, since certain assets—including, for example, individual whole pool certificates—may not always be allocated across all accounts. As one of the largest asset managers in the world, PIMCO constantly faces such conflicts and over its history it has been focused on developing allocation policies and treating its fiduciary duties with utmost importance. According to this policy, investments may be allocated by taking into account factors, including, among other considerations, applicable account investment restrictions and guidelines; regulatory restrictions; account-specific investment restrictions and other client instructions; risk tolerances; amounts of available cash; the need to rebalance a client’s portfolio (e.g., due to investor contributions and redemptions); whether the allocation would result in an account receiving an amount lower than the typical transaction size or an “odd lot;” regulatory requirements; the origin of the investment; the bases for an issuer’s allocation to PIMCO; and other account-specific factors. On a regular basis, PIMCO reviews all accounts to identify those with current risk exposures and/or portfolio characteristics that differ significantly from targets. Specialized accounts, such as accounts focused on international securities, mortgage-backed securities, bank loans, or other securities, may receive an increased allocation for those accounts where the allocation involves a specialized asset class that matches the investment objective or focus of those accounts. Accordingly, there may be certain situations where PIMCO allocates assets that may be suitable for us to Other PIMCO Accounts, instead of to us. It is possible that this allocation policy will not adequately address all of the conflicts that may arise. The investment allocation policy may be amended by PIMCO at any time without our consent.

In addition, on occasions when PIMCO deems the purchase or sale of an investment to be in the best interest of us as well as Other PIMCO Accounts, to the extent permitted by applicable law, PIMCO may aggregate the securities to be so sold or purchased in order to obtain the best execution of the order (considering, for example, the price of the security, the breadth of the market of the security and the financial condition and execution capability of the broker or dealer) or lower brokerage commissions, if any. PIMCO may also on occasion purchase or sell a particular asset for us or one or more Other PIMCO Accounts in different amounts.

From time to time, aggregation may not be possible because an instrument is thinly traded or otherwise not able to be aggregated and allocated among us as well as Other PIMCO Accounts. Also, an issuer in which we may wish to invest may have threshold limitations on aggregate ownership interests arising from legal or regulatory requirements or company ownership restrictions (e.g., poison pills or other restrictions in organizational documents), which may have the effect of limiting the potential size of the investment opportunity and thus the ability of us and/or Other PIMCO Accounts in the aggregate to participate in the opportunity.

In addition, PIMCO from time to time may cause us to buy or sell assets to and from multiple Other PIMCO Accounts. Cross trades present an inherent conflict of interest because PIMCO or its affiliates represent the interests of the selling account and the buying account in the same transaction. Under our management agreement with PIMCO, any such cross-trade involving us would be subject to PIMCO’s cross-trade policies and procedures then in effect (and which may be amended from time to time by PIMCO in its sole discretion), which generally provide that where an asset is sold from one affiliate managed vehicle or account to another affiliate managed vehicle or account, such as us, such transaction must be in the best interest of both the seller and the buyer and must be effected at an independent “current market price,” as determined by reference to independent third party sources (e.g., a broker quote). To the extent PIMCO, as our manager, seeks an exemption from PIMCO’s then current policies and procedures with respect to a particular cross-trade involving us, such transaction will require the approval of a majority of our independent directors. In addition, if we invest in (other than temporary investments for cash management purposes such as are contemplated in “Use of Proceeds”), contract with (including with respect to servicing and special servicing of an asset), or arrange financing from or provide financing to PIMCO or its affiliates or Other PIMCO Accounts, or enter into any joint venture arrangements with PIMCO or its affiliates or Other PIMCO Accounts, any such transaction also will require approval of a majority of our independent directors and must be on terms no less favorable to us than could have been obtained on an arm’s length basis from an unrelated third party.

In addition, it is possible for there to be situations in which PIMCO, as our manager, is incentivized to influence the valuation of certain investments we hold. For example, where applicable, PIMCO could be incentivized to employ valuation methodologies or take other actions that: (i) improve our track record or (ii) increase fees payable to PIMCO or its affiliates. PIMCO, as our manager, may also be incentivized to hold on to investments that have poor prospects for improvement in order to receive ongoing fees in the interim. To mitigate these conflicts, PIMCO has adopted policies and procedures that seek to provide that investment and valuation decisions are made based on the best interests of their clients, in accordance with applicable law, and without consideration of PIMCO’s or its affiliates’ pecuniary, investment or other financial interests.

In addition to the fees payable to PIMCO under the management agreement, PIMCO and its affiliates may benefit from other fees paid to them in respect of our investments. PIMCO may cause us to (directly or indirectly) engage or otherwise transact with service providers and operating companies that are owned by, affiliated with, or otherwise related to PIMCO or its affiliates (or their respective personnel) or other clients. For example, we may seek to acquire mortgages from an affiliated origination company or other affiliated entity, if we seek to securitize our residential mortgage loans, PIMCO or one of its affiliates may act as collateral manager or in a similar capacity. In any of these or other capacities, PIMCO or one of its affiliates may receive market based fees for their roles, but only if approved by a majority of our independent directors. PIMCO, however, intends that any such investment management related fee it receives would be either credited against any base management fee payable by us or otherwise rebated to us.

PIMCO may also be subject to conflicts of interest in respect of certain expenses that are allocated to us and other clients of PIMCO or its affiliates. The appropriate allocation of fees and expenses among PIMCO clients will often be unclear and require the exercise of discretion. In certain circumstances, we may bear expenses related to investments that we do not consummate; such investments may ultimately be made by other PIMCO clients, which in certain circumstances will not reimburse us for initially bearing such expenses. While PIMCO has adopted policies and procedures designed to fairly and equitably allocate expenses, PIMCO will be subject to conflicts of interest in making such determinations, and there can be no assurance that errors will not arise in such allocations, or that any allocations (i) will reflect our pro rata share of such expenses based on the amounts invested (or anticipated to be invested) or the market value of the investment held (or anticipated to be held) by each PIMCO client, or (ii) be in proportion to the number of participating PIMCO clients or the proportion of time spent on each client, or that such allocations will not confer an economic benefit on other entities at our expense.

Similarly, the determination of whether an expense (for instance, the fees and expenses of consultants, contract employees, outside legal counsel and temporary employees (as well as secondees and any of the foregoing) who work on matters related to us) is appropriately borne by us, PIMCO or its affiliates often cannot be resolved by reference to a pre-existing formula and will require the exercise of discretion, and PIMCO will therefore be subject to conflicts of interest in making such determinations. In particular, PIMCO, as our manager, may be incentivized to (i) classify expenses as borne by us as opposed to PIMCO and (ii) decrease the level or quality of third-party services provided to us to the extent such services are paid for by PIMCO or its affiliates.

In addition, PIMCO and its affiliates maintain one or more restricted lists of companies whose securities are subject to certain trading prohibitions due to PIMCO’s or its affiliates’ business activities, and we are subject to such lists. We may be restricted from trading in an issuer’s securities if the issuer is on a restricted list or if PIMCO or its affiliates otherwise have material non-public information about that issuer. In some situations, we may be restricted from trading in a particular issuer’s securities, in order to allow PIMCO to receive material non-public information on behalf of other clients. We may be unable to buy or sell certain securities until the restriction is lifted, which could disadvantage us. In some situations, PIMCO and its affiliates may be restricted from making (or divesting of) investments in respect of some clients but not others. In some cases PIMCO may not initiate or recommend certain types of transactions, or may otherwise restrict or limit our advice relating to certain securities if a security is restricted due to material non-public information or if PIMCO and its affiliates are seeking to limit receipt of material non-public information. In addition, PIMCO may, in many cases, rely on public information in connection with the valuation of certain securities when it is otherwise in possession of material non-public information suggesting that such valuations may be inaccurate.

In addition, PIMCO and its affiliates may conduct litigation or engage in other legal actions on our behalf or on behalf of one or more other clients. In such cases, we may be required to bear certain fees, costs, expenses and liabilities associated with the litigation. Other clients that are or were investors in, or otherwise involved with, the subject investments may or may not (depending on the circumstances) be parties to such litigation actions, with the result that certain clients may participate in litigation actions in which not all clients with similar investments may participate, and such non-participating clients may benefit from the results of such litigation actions without bearing or otherwise being subject to the associated fees, costs, expenses and liabilities. Furthermore, in certain situations, litigation or other legal actions pursued by PIMCO or its affiliates may be brought against or otherwise be adverse to an investment we hold.

In each of the situations described above, PIMCO and its affiliates may take actions with respect to the assets held by one client that are adverse to the other clients, for example, by foreclosing on loans, disposing of equity or by putting an issuer into default, or by exercising rights to purchase or sell to an issuer or liquidate an issuer, causing an issuer to take actions adverse to certain classes of securities, or otherwise. In negotiating the terms and conditions of any such investments, or any subsequent amendments or waivers or taking any other actions, PIMCO and its affiliates may find that our interests and the interests of one or more other clients could conflict. In these situations, decisions over items such as whether to make the investment, exercise certain rights, or take or determine not to take an action, proxy voting, corporate reorganization, how to exit an investment, or bankruptcy or similar matters (including, for example, whether to trigger an event of default or the terms of any workout) may result in conflicts of interest. Similarly, if an issuer in which we and one or more other PIMCO clients directly or indirectly hold different classes of securities (or other assets, instruments or obligations issued by such issuer or underlying investments of such issuer) encounters financial problems, decisions over the terms of any workout will raise conflicts of interests (including, for example, conflicts over proposed waivers and amendments to debt covenants). For example, a debt holder may be better served by a liquidation of the issuer in which it may be paid in full, whereas an equity or junior bond holder might prefer a reorganization that holds the potential to create value for the equity holders. Although in some cases PIMCO and its affiliates may refrain from taking certain actions or making certain investments on our behalf or one behalf of other clients in order to avoid or mitigate certain conflicts of interest or to prevent adverse regulatory or other effects on PIMCO or its affiliates, or may sell investments for us or certain clients (in each case potentially disadvantaging us or other clients on whose behalf the actions are not taken, investments not made, or investments sold). In other cases, PIMCO and its affiliates may not refrain from taking actions or making investments on behalf of us or certain other clients that have the potential to disadvantage us or other clients. In addition, PIMCO and its affiliates may take actions or refrain from taking actions in order to mitigate legal risks to PIMCO or its affiliates or its clients even if disadvantageous to us or other clients.

All conflicts of interest will be resolved by PIMCO in its sole discretion. When making investment decisions where a conflict of interest may arise, PIMCO will endeavor to act in a fair and equitable manner as between us and other clients; however, in certain instances the resolution of the conflict may result in PIMCO acting on behalf of another client in a manner that is not in our best interest or is opposed to our interests. Subject to the foregoing and applicable law, PIMCO and its affiliates may invest for their own accounts and for the accounts of clients in various securities that are senior, pari passu or junior to, or have interests different from or adverse to, the securities that we own. In addition, in the future we may purchase assets from or sell assets to multiple vehicles or accounts managed by PIMCO or its affiliates.

PIMCO, as our manager, will receive substantial base management fees regardless of the performance of our portfolio, and, as a result, PIMCO might not have an adequate incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. Consequently, we may be required to pay PIMCO significant base management fees in a particular quarter despite experiencing a net loss or a decline in the value of our portfolio during that quarter. In addition, PIMCO, as our manager, has the ability to earn incentive fees each quarter based on our Core Earnings, which may create an incentive for PIMCO to invest in assets with higher yield potential, which may be riskier and more speculative, or sell an asset prematurely for a gain, in an effort to increase our short-term net income and thereby increase the incentive distribution to which it is entitled.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. In addition, our management agreement with PIMCO does not prevent PIMCO and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us. Furthermore, our charter provides that, to the maximum extent permitted by Maryland law, if any director or officer of ours who is also a director, officer, employee or agent of PIMCO or its affiliates is presented or develops a potential business opportunity, we renounce, on our own behalf and on behalf of our subsidiaries, any potential interest or expectation in, or right to be offered or participation in, such opportunity, and the director may exploit the opportunity or offer it to others.

Executive and Director Compensation

Compensation of Directors

We will pay a $             annual director’s fee to each of our independent directors and directors not employed by PIMCO. In addition, we will pay an annual fee of $             to the chair of the audit committee of our board of directors and an annual fee of $             to each of the chairs of the compensation committee and the nominating and corporate governance committee of our board of directors. We will also reimburse all members of our board of directors for their travel expenses incurred in connection with their attendance at full board and committee meetings.

We will pay director’s fees only to those directors who are independent under the NYSE listing standards.

Executive Compensation

Because our management agreement provides that PIMCO is responsible for managing our business and affairs, our officers, who are employees of PIMCO or its affiliates, do not receive cash compensation from us for serving as our officers. We will pay PIMCO a management fee and PIMCO will use the proceeds from the management fee in part to pay compensation to its officers and personnel. However, to the extent that our Chief Financial Officer is dedicated solely to us, we would be responsible up to the         % cap on expenses for his or her salary and other compensation. In their capacities as officers or personnel of PIMCO or its affiliates, our officers will devote such portion of their time to our business and affairs as is necessary to enable us to operate our business.

Other than for our Chief Financial Officer, if he or she is dedicated solely to us, we currently do not intend that any of our officers will receive compensation from the Company. However, this could change in the future. For example, as detailed below in “—2019 Incentive Award Plan,” we have adopted an equity incentive plan or other stock-based compensation plans or programs to provide incentive compensation to attract and retain qualified service providers, including to our officers.

2019 Incentive Award Plan

We have adopted, and our stockholder has approved, the 2019 Incentive Award Plan, or the 2019 Plan, in connection with this offering. The 2019 Plan includes provisions which will permit grants of restricted common stock and other equity based awards to our independent directors, our officers, our Manager and its affiliates, personnel of our Manager and its affiliates who perform services for us, and our service providers.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, or of PIMCO or its affiliates, are eligible to receive awards under the 2019 Plan. In addition, as our manager PIMCO is eligible to receive awards under the 2019 Plan and in turn issue such awards to employees, consultants and directors of PIMCO and its affiliates.

The 2019 Plan is administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2019 Plan, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the 2019 Plan, subject to its express terms and conditions. The plan administrator will also sets the terms and conditions of all awards under the 2019 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of                     shares of our common stock are available for issuance under awards granted pursuant to the 2019 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. The number of shares available for issuance will be increased by an annual increase on the first day of each calendar year beginning January 1, 2020 and ending on and including January 1, 2029, equal to the least of (A)                     shares, (B)         % of the aggregate number of shares of common stock outstanding (on an as converted basis) on the final day of the immediately preceding calendar year and (C) such smaller number of shares as is determined by our board of directors.

If an award under the 2019 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2019 Plan. However, the following shares may not be used again for grant under the 2019 Plan: (i) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (ii) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the stock appreciation right on its exercise; and (iii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2019 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2019 Plan.

The 2019 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year shall not exceed the amount equal to $            .

Awards. The 2019 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, other stock or cash based awards, and stock appreciation rights, or SARs. Certain awards under the 2019 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2019 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) the attainment by a share of a specified fair market value for a specified period of time; (2) book value per share; (3) earnings per share; (4) return on assets; (5) return on equity; (6) return on investments; (7) return on invested capital; (8) total stockholder return; (9) earnings or net income of the company before or after taxes and/or interest; (10) earnings before interest, taxes, depreciation and amortization; (11) revenues; (12) market share; (13) cash flow or cost reduction; (14) interest expense after taxes; (15) economic value created; (16) improvements in capital structure; (17) gross margin; (18) operating margin; (19) net cash provided by operations; (20) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, efficiency, working capital, goals relating to acquisitions or divestitures, net sales or closings, inventory control, inventory, implementation or completion of critical projects, or economic value; (21) adjusted earnings or loss per share; (22) certain financial ratios (including those measuring liquidity, activity, profitability or leverage); (23) debt levels, covenants, ratios or reductions; (24) financing and other capital-raising transactions; (25) year-end cash; (26) investment sourcing activity; (27) marketing initiatives; or (28) any combination of the foregoing, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions. The plan administrator has broad discretion to take action under the 2019 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2019 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2019 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, and transfers from PIMCO to employees, directors and consultants of PIMCO and/or its affiliates, awards under the 2019 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2019 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2019 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2019 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2019 Plan after the tenth anniversary of the date on which our board of directors adopted the 2019 Plan.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to or in which he or she is made a party or witness by reason of his or her service in that capacity. The MGCL permits a us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by the director or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates us to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

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any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Under the management agreement, PIMCO will maintain a contractual as opposed to a fiduciary relationship with us which limits PIMCO’s obligations to us to those specifically set forth in the management agreement. The right of PIMCO or its personnel and its officers to engage in other business activities may reduce the time PIMCO spends managing us. In addition, unlike for directors, there is no statutory standard of conduct under the MGCL for officers of a Maryland corporation. Instead, officers of a Maryland corporation, including officers who are employees of PIMCO, are subject to general agency principles, including the exercise of reasonable care and skill in the performance of their responsibilities, as well as the duties of loyalty, good faith and candid disclosure. The MGCL provides that an officer of a corporation “has the authority and shall perform the duties in the management of the assets of and affairs of the corporation” as provided in the bylaws of the corporation and as determined form time to time by resolution of the board of directors not inconsistent with the bylaws.

Rule 10b5-1 Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to the 180th-day anniversary of the date of this prospectus (subject to potential extension or early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there will be 1,000 shares of common stock outstanding and one stockholder of record. At that time, we will have no other shares of stock outstanding. The following table sets forth certain information, prior to and upon completion of this offering, regarding the ownership of each class of our stock by:

•	each of our directors and director nominees;

•	each of our executive officers;

•	each holder of 5% or more of each class of our stock; and

•	all of our directors, director nominees and our executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares of common stock the investor actually owns beneficially or of record;

•	all shares of common stock over which the investor has or shares voting or investment power (such as in the capacity as a general partner of an investment fund); and

•	all shares of common stock the investor has the right to acquire within 60 days (such as shares of restricted common stock that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares of common stock are owned directly and the indicated person has sole voting and investment power. Except as indicated in the footnotes to the table below, the business address of the persons listed below is the address of our principal executive office at 650 Newport Center Drive, Newport Beach, California 92660.

	Common Stock Beneficially Owned Prior to Completion of this Offering		Common Stock Beneficially Owned Upon Completion of this Offering(1)
Name	Number	Percentage	Number	Percentage
Pacific Investment Management Company LLC(2)	1,000	100%	—	—
All directors, director nominees and executive officers as a group	—	—	—	—

(1)	Assumes issuance of shares offered hereby. Does not reflect shares of common stock reserved for issuance upon exercise of the underwriters’ over-allotment option in full.
(2)	We will repurchase the 1,000 shares currently owned by PIMCO acquired in connection with our formation upon completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

Prior to the completion of this offering, we will enter into a management agreement with PIMCO, pursuant to which PIMCO will provide the day-to-day management of our operations. The management agreement requires PIMCO to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. The management agreement has an initial three-year term and will be renewed for one-year terms thereafter unless terminated by either us or PIMCO. PIMCO is entitled to receive a termination fee from us, under certain circumstances. We are also obligated to reimburse certain expenses incurred by PIMCO. PIMCO is entitled to receive from us a base management fee and may receive incentive fees. See “Our Manager and the Management Agreement—Management Agreement.” In addition to the fees payable to PIMCO under the management agreement, PIMCO and its affiliates may benefit from other fees paid to it in respect of our investments. For example, if we seek to securitize our residential mortgage loans, PIMCO or its affiliates, may act as collateral manager. In any of these or other capacities, PIMCO may receive market based fees for their roles but only if approved by a majority of our independent directors. PIMCO, however, intends that any such investment management related fee it receives would be either credited against any base management fee payable by us or otherwise rebated to us. We will reimburse PIMCO for expenses incurred by PIMCO, as our manager, relating to us, including legal, accounting, due diligence and other services. We will not reimburse PIMCO or its affiliates for the salaries and other compensation of our chief executive officer and president (so long as such persons are employees of PIMCO or its affiliates, other than us or any of our subsidiaries) or PIMCO’s investment management personnel. We will reimburse PIMCO to the extent that our Chief Financial Officer is dedicated solely to us for his or her salary and other compensation up to the     % cap on expenses.

Our officers are employees of PIMCO or its affiliates. As a result, the management agreement between us and PIMCO was negotiated between related parties, and its terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. See “Our Management—Conflicts of Interest” and “Risk Factors—Risks Related to Our Manager—There are various conflicts of interest in our relationship with PIMCO and its affiliates, and various conflicts of interest may arise from the overall investment activities of PIMCO and its affiliates for their own account and the accounts of others, any of which could result in decisions that are not in our best interest or in the best interests of our stockholders.”

Our management agreement is intended to provide us with access to PIMCO’s real estate and other investment teams, as well as assistance with corporate operations, legal and compliance functions and governance.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains such a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to or in which he or she is made a party or witness by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates us to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We expect to enter into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law. Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

“PIMCO” License Agreement

Prior to the completion of the offering, we will enter into a license agreement with an affiliate of PIMCO pursuant to which it will grant us a non-exclusive, royalty free license to use the name “PIMCO.” Other than with respect to this license, we will have no legal right to use the “PIMCO” name. The license agreement will terminate as soon as practicable, but no longer than 30 days, after the management agreement is terminated, we are acquired by a third party or PIMCO or other subsidiary of the licensor ceases to manage us. In addition, the license agreement may be terminated immediately if we make an assignment for the benefit of creditors, we admit in writing our inability to pay debts as they mature, a trustee or receiver is appointed for a substantial part of our assets, or termination is required under applicable law. In the event the license agreement is terminated, we would be required to change our name to eliminate the use of “PIMCO.”

DESCRIPTION OF STOCK

The following summary description of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and our charter and our bylaws, copies of which will be available before the closing of this offering from us upon request. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to                      shares of common stock, $0.01 par value per share, and up to                      shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares thereof, or the number of shares of stock of any class or series that we are authorized to issue with the approval of a majority of our entire board of directors and without stockholder approval. After giving effect to this offering and the other transactions described in this prospectus,                      shares of common stock will be issued and outstanding (if the underwriters’ option to acquire additional shares is exercised in full), and no shares of preferred stock will be issued and outstanding. Under Maryland law, our stockholders are not generally liable for our debts or obligations.

Shares of Common Stock

All of the shares of common stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of outstanding shares of common stock are entitled to receive dividends and other distributions on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of outstanding shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

The shares of common stock that we are offering will be issued by us and do not represent any interest in or obligation of PIMCO or any of its affiliates. Further, the shares are not a deposit or other obligation of any bank, are not an insurance policy of any insurance company and are not insured or guaranteed by the FDIC, any other governmental agency or any insurance company. The shares of common stock will not benefit from any insurance guaranty association coverage or any similar protection.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors will be elected by a plurality of the votes cast in the election of directors, which means that the holders of a majority of the outstanding shares of common stock are entitled to elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally is not entitled to dissolve, amend its charter, merge, convert or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend such provisions, which must be approved by the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the amendment and advised by our board of directors) may be approved by a majority of all of the votes entitled to be cast on the matter. However, many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to sell all or substantially all of their assets or merge with another entity without the approval of our stockholders.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our common stock, and authorize us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Our board of directors may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. Therefore, our board could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in our best interest or in the best interests of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in our best interest or in the best interests of our stockholders.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which our election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly, indirectly, or through the application of certain constructive ownership rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first year for which our election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to, among other purposes, assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, excluding any shares of common stock that are not treated as outstanding for U.S. federal income tax purposes, or 9.8% (in value) of the aggregate of the outstanding shares of all classes and series of our stock. We refer to these limits collectively as the “ownership limit.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% in value or in number of shares (whichever is more restrictive) of our outstanding common stock and thereby violate the applicable ownership limit.

Our board may, in its sole and absolute discretion, prospectively or retroactively, waive either or both of the ownership limits and may establish a different ownership limit with respect to a particular stockholder if, among other limitations, it:

•

determines that such waiver will not cause any individual (for this purpose, the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust) to own, actually or beneficially, more than 9.8% in value of the aggregate of the outstanding shares of all classes or series of our stock;

•

determines that the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT; and

•

determines that, subject to certain exceptions, such person does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned in whole or in part by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Internal Revenue Code) in such tenant.

As a condition of its waiver or establishing a different ownership limit, our board of directors may, but is not required to, require (i) an opinion of counsel or IRS ruling satisfactory to our board of directors in its sole and absolute discretion in order to determine or ensure our qualification as a REIT and/or (ii) such representations and/or undertakings as are necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

In connection with a waiver of an ownership limit or at any other time, our board of directors may increase or decrease one or both of the ownership limits, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of our stock equals or falls below the decreased ownership limit, although any further acquisition of our stock will violate the decreased ownership limit. Our board of directors may not increase or decrease any ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own more than 49.9% in value of our outstanding stock or could cause us to be “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our charter further prohibits:

•

any person from actually, beneficially or constructively owning, shares of our stock that could result in us being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual, beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT.

The ownership limits and other restrictions on ownership and transfer of our stock described above will not apply until the closing of this offering and will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, or could result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations we select. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the transfer of the number of shares that otherwise would cause any person to violate the above restrictions will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be void and of no force or effect and the intended transferee will acquire no rights in the shares.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust) and (2) the last sale price reported on the NYSE on the date we, or our designee, accepts such offer. We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or persons designated by the trustee who could own the shares without violating the ownership limits or other restrictions on ownership and transfer of our stock. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last sales price reported on the NYSE on the day of the event that resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee will reduce the amount payable to the prohibited owner by the amount of dividends and other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if, prior to discovery that shares of our stock have been transferred to the trustee, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions we pay with respect to such shares, and may exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•

to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors determines that a proposed transfer or other event has taken place that violates the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our qualification as a

REIT and to ensure compliance with the ownership limits. In addition, any person that is an actual, beneficial or constructive owner of shares of our stock and any person (including the stockholder of record) who is holding shares of our stock for an actual, beneficial or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our qualification as a REIT and comply with requirements of any taxing authority or governmental authority or determine such compliance. Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders otherwise believe to be in their best interests.

Transfer agent and registrar

We expect the transfer agent and registrar for our common stock to be                     .

SHARES ELIGIBLE FOR FUTURE SALE

After giving effect to this offering and the other transactions described in this prospectus, we will have              shares of common stock outstanding on an actual and a fully diluted basis. Shares of our common stock are newly issued securities for which there is no established trading market. Therefore, future sales of substantial amounts of our shares of common stock in the public market could adversely affect prevailing market prices for our shares. No assurance can be given as to (1) the likelihood that an active market for shares of our common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of shares of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the shares of common stock. See “Risk Factors—Risks Related to Our Common Stock.”

For a description of certain restrictions on ownership and transfer of shares of our common stock, see “Description of Stock—Restrictions on Ownership and Transfer.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned “restricted” securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Lock-up Agreements

We, PIMCO and each of our directors, director nominees and executive officers have entered into a lock-up agreement with the underwriters prior to the commencement of this offering pursuant to which we, with limited exceptions, for a period of      days after the date of this prospectus, may not, without the prior written consent of Credit Suisse Securities (USA) LLC, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL

CORPORATION LAW AND OUR CHARTER AND BYLAWS

The following description of the terms of our stock and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the MGCL and our charter and our bylaws, copies of which will be available before the closing of this offering from us upon request. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors we have may be established only by our board of directors but may not be fewer than the minimum number required under the MGCL, which is one, and our bylaws provide that the number of our directors may not be more than                      . Upon the completion of this offering, our board of directors will consist of                      directors. Of these                      directors, we believe that                     , constituting a majority, will be considered “independent,” with independence being determined in accordance with the listing standards established by the NYSE. We have elected by a provision of our charter to be subject to provisions of Maryland law requiring that, except as otherwise provided in the terms of any class or series of our preferred stock, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and that any individual elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies. Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors.

Removal of Directors

Our charter provides that a director may be removed only for “cause,” and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. For this purpose, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon a substantial affirmative vote and for “cause” and (2) filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The MGCL permits our board of directors to provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations (1) between us and any other person, provided, that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person) and (2) between us and PIMCO and its affiliates and associates and any persons acting in concert with PIMCO or its affiliates and associates. As a result, any person described above may be able to enter into business combinations with us that may not be in our best interest or in the best interests of our stockholders, without compliance by our company with the supermajority vote requirements and other provisions of the statute.

We cannot assure you that our board of directors will not opt to be subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), that would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL, or MUTA, permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide for:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•

a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our charter provides that, at such time as we are able to make a Subtitle 8 election (which we expect to be upon the closing of this offering), vacancies on our board may be filled only by the remaining directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board and for removal only for “cause” (as defined in our charter), (2) vest in the board the exclusive power to fix the number of directorships and (3) require, unless called by our chairman of the board, our chief executive officer or the board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting. We do not currently have a classified board.

Meetings of Stockholders

Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors beginning in 2019. The chairman of our board of directors, our chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.

Amendment to Our Charter and Bylaws

Except as provided in the MGCL and for amendments to the provisions of our charter relating to the removal of directors and the restrictions on ownership and transfer of our shares of stock, and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

The dissolution of our company must be advised by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by any stockholder who was a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the annual meeting, at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than 5:00 p.m., Pacific time, on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting provided, that for notice of any nomination or other business to be properly brought before the first annual meeting of our stockholders convened after the closing of this offering, to be timely, a stockholder’s notice shall set forth all information required by, and be delivered in accordance with, our bylaws, with the period to be calculated as though the date of the proxy statement for the preceding year’s annual meeting had been April 1, and the date of such meeting had been June 1 of the preceding calendar year.

With respect to special meetings of stockholders, only the business specified in our notice of the special meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (1) by or at the direction of our board of directors or (2) provided that the meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the special meeting, at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the special meeting in the election of such nominee and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting or later than 5:00 p.m., Pacific time, on the later of the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in our best interest or in the best interests of our stockholders, including business combination provisions, supermajority vote requirements and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt in to provisions of Subtitle 8, these provisions of the MGCL could have similar effects.

Corporate Opportunities

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging in business activities of the types conducted by us. In addition, our management agreement with PIMCO does not prevent PIMCO and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us. Furthermore, our charter provides that, to the maximum extent permitted by Maryland law, if any director or officer of ours who is also a director, officer, employee or agent of PIMCO or its affiliates is presented or develops a potential business opportunity, we renounce, on our own behalf and on behalf of our subsidiaries, any potential interest or expectation in, or right to be offered or participation in, such opportunity, and the director may exploit the opportunity or offer it to others.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our bylaws. However, it is possible that a court could find the exclusive forum provision to be inapplicable or unenforceable. This choice of forum provision may limit a stockholder’s right to bring a claim in a judicial forum that the stockholder believes is favorable for such claims and may tend to discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums; (ii) Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state; and (iii) Maryland courts are authoritative on matters of Maryland law.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to or in which he or she is made a party or witness by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

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a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates us to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

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any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We expect to enter into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our election to be taxed as a REIT and this offering of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only PIMCO Mortgage Income Trust Inc. and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Internal Revenue Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Internal Revenue Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Internal Revenue Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, Treasury Regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations thereof. Potential tax reforms may result in significant changes to the rules governing U.S. federal income taxation. New legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may significantly and adversely affect our ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in us, including those described in this discussion. Moreover, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT. Any such changes could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the purchase, ownership or disposition of our common stock, or our election to be taxed as a REIT.

You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the purchase, ownership and disposition of our common stock, including the U.S. federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General. We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ending December 31, 2019. We intend to be organized and to operate in a manner that will allow us to qualify for taxation as a REIT under the Internal Revenue Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Internal Revenue Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.

Latham & Watkins LLP has acted as our tax counsel in connection with this prospectus and our election to be taxed as a REIT. Latham & Watkins LLP will render an opinion to us, as of the date of this prospectus, to the effect that, commencing with our taxable year ending December 31, 2019, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Internal Revenue Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•	First, we will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed capital gain.

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Second, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”

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Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

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Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

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Sixth, if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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Seventh, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Internal Revenue Code generally is excluded from the application of this built-in gains tax.

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Ninth, we will generally be subject to tax on the portion of any “excess inclusion income” derived from an investment in residual interests in certain mortgage loan securitization structures (i.e., a TMP or a residual interest in a real estate mortgage investment conduit, or a REMIC) to the extent that our common stock is held by specified types of tax-exempt organizations known as “disqualified organizations” that are not subject to tax on UBTI. To the extent that we own a REMIC residual interest or a TMP through a TRS, we will not be subject to this tax. See “—Taxable Mortgage Pools.”

•	Tenth, our subsidiaries that are C corporations, including our TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

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Eleventh, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest,” or “redetermined TRS service income,” as described below under “—Income Tests—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

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Twelfth, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in our common stock.

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Thirteenth, if we fail to comply with the requirement to send annual letters to our stockholders holding at least a certain percentage of our stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or is due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

We and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on our assets and operations.

Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Internal Revenue Code;

(5)	that is beneficially owned by 100 or more persons;

(6)

not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized and will operate in a manner that has allowed us, and will continue to allow us, and we will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us, to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to our stock is contained in the discussion in this prospectus under the heading “Description of Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our qualification as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not qualify or maintain our qualification as a REIT unless our taxable year is the calendar year. We will have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership (for purposes of this discussion, references to “partnership” include a limited liability company treated as a partnership for U.S. federal income tax purposes, and references to “partner” include a member in such a limited liability company), Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership in which we directly or indirectly, through other partnerships or disregarded entities, own an interest would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. For purposes of the REIT qualification tests, the treatment of our ownership of partnerships or limited liability companies treated as disregarded entities for U.S. federal income tax purposes is generally the same as described below with respect to qualified REIT subsidiaries.

We generally expect to have control of our subsidiary partnerships and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership and such entity takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Internal Revenue Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs. From time to time, we may own interests in companies that will elect, together with us, to be treated as our TRSs. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.” Taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. See “—Annual Distribution Requirements.” While not certain, this provision may limit the ability of our TRSs to deduct interest, which could increase their taxable income.

We may hold a significant number of assets in one or more TRSs, subject to the limitation that securities in TRSs may not represent more than 20% of our total assets. We may engage in securitization transactions through our TRSs, and to the extent that we acquire loans with an intention of selling such loans in a manner that might expose us to a 100% tax on “prohibited transactions,” such loans may be acquired by a TRS. We may also use a TRS to invest in servicer advances or to invest in certain other assets.

Taxable Mortgage Pools. An entity, or a portion of an entity, may be classified as a TMP under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under applicable Treasury Regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. We may enter into financing and securitization arrangements that give rise to TMPs.

A TMP generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a TMP. If a REIT owns directly, or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the TMP, the TMP will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the TMP classification would generally be limited to the REIT’s stockholders. See “—Excess Inclusion Income.”

Excess Inclusion Income. A portion of income from a TMP arrangement, which might be non-cash accrued income, could be treated as “excess inclusion income.” A REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. In the event we do generate excess inclusion income, we are required to notify our stockholders of the amount of such income allocated to them. A stockholder’s share of excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder;

•	in the case of a stockholder that is a REIT, a regulated investment company, or RIC,, or a common trust fund or other pass through entity, is considered excess inclusion income of such entity;

•	is subject to tax as UBTI in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax;

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results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of non-U.S. stockholders; and

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is taxable (at the regular U.S. federal corporate tax rate) to the REIT, rather than its stockholders, to the extent allocable to the REIT’s shares held in record name by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

The manner in which excess inclusion income is calculated, or would be allocated to our stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method.

Tax-exempt investors, RIC or REIT investors, non-U.S. investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of an investment in our common stock.

If a subsidiary partnership of ours that we do not wholly own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for U.S. federal income tax purposes, and potentially would be subject to U.S. federal corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations, and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs in which we will have an interest to ensure that they will not adversely affect our qualification as a REIT.

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including certain interest (as described in the following paragraphs), dividends from other REITs, “rents from real property,” and certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property and if an obligation is secured by a mortgage on both real property and personal property and the fair market value of such personal property does not exceed 15% of the total fair market value of all such property. In some cases in the event that we invest in a mortgage loan that is secured by both real property and personal property, we may be required to apportion our interest on the loan between interest on an obligation that is secured by real property (or by an interest in real property) and interest on an obligation that is not so secured. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had we earned it directly.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property of the borrower or ours.

Any amount includible in our gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

If we invest in construction loans, the interest from which would be qualifying income for purposes of the 75% and 95% gross income tests, provided that certain requirements are met and, in the case of the 75% gross income test, the loan is treated as adequately secured by real property. In some cases, we may be required to apportion our interest on the loan between interest on an obligation that is secured by real property (or by an interest in real property) and interest on an obligation that is not so secured. There can be no assurance that the

IRS would not successfully challenge our estimate of the value of the real property and our treatment of the construction loans for purposes of the REIT income and assets tests, which may cause us to fail to qualify as a REIT.

We expect that any MBS that we may invest in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income, original issue discount, or OID, and market discount from such MBS will be qualifying income for the 95% gross income test. In the case of MBS treated as interests in a REMIC, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. As discussed above, if less than 95% of the assets of the REMIC are real estate assets, however, then only a proportionate part of our income derived from the REMIC interest will qualify for purposes of the 75% gross income test. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities. In the case of MBS treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest, OID and market discount on such mortgage loans would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is secured by real property and if an obligation is secured by a mortgage on both real property and personal property and the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, as discussed above.

We anticipate that the interest income that we will receive from our mortgage-related investments and securities generally will be qualifying income for purposes of both the 75% and 95% gross income tests. However, to the extent we own non-REMIC collateralized mortgage obligations or other debt instruments secured by mortgage loans (rather than by real property) or secured by non-real estate assets, or debt securities that are not secured by mortgages on real property or interests in real property, the interest income received with respect to such securities generally will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

We intend to invest in Excess MSRs. The IRS has issued two private letter rulings to other REITs ruling that Excess MSRs produce qualifying income for purposes of the 75% gross income test. Any income that is qualifying income for the 75% gross income test is also qualifying income for the 95% gross income test. Based on these private letter rulings and other IRS guidance regarding excess mortgage servicing fees, we generally intend to treat our investments in Excess MSRs as producing qualifying income for purposes of the 95% and 75% gross income tests. However, a private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. As a result, the IRS could challenge our position that our Excess MSRs are qualifying assets and produce qualifying income. In addition, the IRS could challenge our determination of the portion of an MSR that we have treated as an Excess MSR. If any such challenge were successful, we may fail one or more of the income requirements for REIT qualification, in which case, we would either be required to pay a penalty tax, which could be material, to maintain REIT status, or we would fail to qualify as a REIT. See “—Failure to Satisfy the Gross Income Tests” and “—Failure to Qualify.”

Because the status of our servicer advances for purposes of the REIT income tests is uncertain, we expect to hold our interests in servicer advances in a TRS, and, consequently, our ability to make such investments may be limited.

Fee Income. We may receive various fees in connection with our operations. The fees generally will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by the income or profits of any person. Other fees are not qualifying income for purposes of either the 75% or 95% gross income test. Any fees earned by a TRS are not included for purposes of the gross income tests.

Dividend Income. We may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally will constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. In addition, under IRS guidance, certain income inclusions from equity investments in certain foreign corporations, such as controlled foreign corporations and passive foreign investment companies, as defined in the Internal Revenue Code, will be treated as qualifying income for purposes of the 95% gross income test.

Income from TBAs. We expect to purchase forward-settling Agency RMBS through “to-be-announced” forward contracts and may recognize income or gains from the disposition of those TBAs. While there is no direct authority with respect to the treatment of TBAs for purposes of the 75% REIT gross income test, we intend to take the position that TBAs generate qualifying income for purposes of such test. In connection with such position, we expect to receive an opinion from Latham & Watkins LLP regarding the treatment of TBAs for purposes of the 75% REIT gross income test. Such opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS would treat TBAs as generating qualifying income. In the event that such income were determined not to be qualifying for the 75% REIT gross income test, we could be subject to a penalty tax (which could be significant in amount) or we could fail to qualify as a REIT if such income when added to any other non-qualifying income exceeded 25% of our gross income.

Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Internal Revenue Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain. From time to time we may acquire non-U.S. investments. These investments could cause us to incur foreign currency gains or losses. Any foreign currency gains we recognize that are attributable to specified assets or items of qualifying income or gain for purposes of the 75% or 95% gross income test generally will not constitute gross income for purposes of the applicable test, and therefore will be exempt from such test, provided we do not deal in or engage in substantial and regular trading of such securities.

Rents from Real Property. To the extent that we own real property or interests therein, rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a TRS; and

•

We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a TRS (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We intend to structure any leases so that the rent payable thereunder will qualify as “rents from real property,” but there can be no assurance we will be successful in this regard.

Phantom Income. Due to the nature of the assets in which we may invest, from time to time we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

Based on IRS guidance concerning the classification of Excess MSRs, we intend to treat our Excess MSRs as ownership interests in the interest payments made on the underlying mortgage loans (i.e. an “interest only” strip). Under this treatment, for purposes of determining the amount and timing of taxable income, we intend to treat each Excess MSR as a single instrument that was issued with original issue discount on the date we acquired such Excess MSR. In general, we intend to accrue original issue discount based on the constant yield to maturity of each Excess MSR (by projecting future cash flows on the Excess MSR based on a prepayment assumption and discounting those cash flows at a yield that would cause the present value of those cash flows to equal the original purchase price of the Excess MSR), and to treat such original issue discount as taxable income in accordance with the applicable U.S. federal income tax rules. If the mortgage loans underlying an Excess MSR prepay at a rate different from that under the prepayment assumption, our recognition of original issue discount will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an Excess MSR that exceeds the amount of cash collected in respect of that Excess MSR. Furthermore, it is possible that, over the life of the investment in an Excess MSR, the total amount we pay for, and accrue with respect to, the Excess MSR may exceed the total amount we collect on such Excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize “phantom income” over the life of an Excess MSR.

If we were to acquire debt instruments in the secondary market for less than their face amount, the amount of such discount generally would be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions in a subsequent taxable year.

If we were to acquire securities issued with OID, we would generally be required to accrue OID based on the constant yield to maturity of the securities, and to treat it as taxable income in accordance with applicable U.S. federal income tax rules even though smaller or no cash payments were received on such debt instrument. As in the case of the market discount discussed in the preceding paragraph, the constant yield in question would be determined and we would be taxed based on the assumption that all future payments due on securities in question will be made, with consequences similar to those described in the previous paragraph if all payments on the securities are not made.

In addition, in the event that any debt instruments or other securities we acquire are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate MBS at the stated rate regardless of whether corresponding cash payments are received.

We may also be required under the terms of indebtedness that we incur to lenders to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

Finally, we are required to recognize certain items of income for U.S. federal income tax purposes no later than we would report such items on our financial statements.

Due to each of these potential timing differences between income recognition or expense deduction and the related cash receipts or disbursements, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Prohibited Transaction Income. Any gain that we realize on the sale of property (other than foreclosure property, as described below) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including any gain realized by our qualified REIT subsidiaries and our share of any gain realized by any of the partnerships in which we own an interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to conduct our operations so that no assets we own will be held as inventory or primarily for sale to customers, and that a sale of any assets we own will not be in the ordinary course of business. However, the IRS may successfully contend that some or all of the sales made by us or our subsidiary partnerships, or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to regular U.S. federal corporate income tax.

Penalty Tax. Any redetermined deductions, excess interest, redetermined rents or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Internal Revenue Code.

We do not expect to be subject to this penalty tax, although any rental or service arrangements we enter into from time to time with a TRS may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our TRSs.

Failure to Satisfy the Gross Income Tests. We will monitor our income and take actions intended to keep our nonqualifying income within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—General,” even if these relief provisions apply, and we retain our qualification as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Asset Tests. At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property or on both real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease. Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. In the case of any interests in grantor trusts, we would be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and TRSs, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Internal Revenue Code.

Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs. From time to time, we may own interests in companies that will elect, together with us, to be treated as our TRSs. So long as each of these companies qualifies as a TRS of ours, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of our TRSs will not exceed 20% of the aggregate value of our gross assets. We generally will not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

We believe that the assets comprising our mortgage-related investments and securities that we own generally are qualifying assets for purposes of the 75% asset test, and that our ownership of TRSs and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we need to estimate the value of our assets, and we do not expect to obtain independent appraisals to support our conclusions as to the total value of our assets or the value of any particular security or other asset. Moreover, values of some assets, including our interests in our TRSs, may not be susceptible to a precise determination and are subject to change in the future. Although we will be prudent in making these estimates, there can be no assurance that the IRS will not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the REIT asset tests, and could fail to qualify as a REIT.

In the event that we invest in a mortgage loan that is not fully secured by real property, Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (1) the greater of (a) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan or (b) the fair market value of the real property securing the loan on the relevant quarterly REIT asset testing date; or (2) the fair market value of the loan on the date of the relevant quarterly REIT asset testing date. We intend to invest in mortgage loans in a manner consistent with satisfying the asset tests and maintaining our qualification as a REIT.

The proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not assert that our interests in subsidiaries or in the securities of other issuers caused a violation of the REIT asset tests.

In addition, we intend to enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any repurchase agreement and that the repurchase agreement will be treated as a secured lending transaction notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

We expect to purchase forward-settling Agency RMBS through “to-be-announced” forward contracts. While there is no direct authority with respect to the treatment of TBAs for purposes of the 75% REIT asset test, we intend to take the position that TBAs are qualifying assets for purposes of such test. In connection with such position, we expect to receive an opinion from Latham & Watkins LLP regarding the treatment of TBAs for purposes of the 75% REIT asset test. Such opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS would treat TBAs as qualifying assets. In the event that such assets are determined to be non-qualifying, we could be subject to a penalty tax (which could be significant in amount) or we could fail to qualify as a REIT if the value of our TBAs, together with our non-qualifying assets for the 75% REIT asset test, exceeded 25% of our total assets at the end of any calendar quarter.

The IRS has issued two private letter rulings to other REITs ruling that Excess MSRs are qualifying assets for purposes of the 75% asset test. Based on these private letter rulings and other IRS guidance regarding excess mortgage servicing fees, we generally intend to treat our investments in Excess MSRs as qualifying assets for purposes of the 75% asset test. However, a private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. As a result, the IRS could challenge our position that our Excess MSRs are qualifying assets. In addition, the IRS could challenge our determination of the portion of an MSR that we have treated as an Excess MSR. If any such challenge were successful, we may fail one or more of the asset requirements for REIT qualification, in which case, we would either be required to pay a penalty tax, which could be material, to maintain REIT status, or we would fail to qualify as a REIT. See “—Failure to Qualify.”

Because the status of our servicer advances for purposes of the REIT asset tests is uncertain, we expect to hold our interests in servicer advances in a TRS, and, consequently, our ability to make such investments may be limited.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or qualified REIT subsidiary) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership that owns such securities). For example, our indirect ownership of securities of each issuer may increase as a result of our capital contributions to, or the redemption of other partners’ or members’ interests in, a partnership in which we have an ownership interest. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we plan to take steps to ensure that we satisfy the asset tests described above for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our REIT taxable income; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income.

For these purposes, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, OID, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within the five-year period following our acquisition of such asset, as described above under “—General.”

Except as provided below, if we have net business interest expense, our deduction for net business interest expense would generally be limited to 30% of our taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years. If we are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. We do not believe that we will be eligible to make this election.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that, upon completion of this offering of our common stock, we will be, and expect we will continue to be, a publicly offered REIT. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount.

We believe that we will make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving our cash. See “—Income Tests—Phantom Income.”

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In that case, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Foreclosure Property. The foreclosure property rules permit us (by our election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, we would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends we would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment (other than for qualified health care property) is generally available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. However, foreclosure property treatment will end on the first day on which we enter into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent).

Failure to Qualify. If we discover a violation of a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT qualification. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay regular U.S. federal corporate income tax on our taxable income. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain limitations. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock

The following discussion is a summary of the material U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This discussion is limited to holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	REITs or RICs;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code; and

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Taxation of Taxable U.S. Holders of Our Common Stock

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our stock are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in such shares of stock. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by such amount, but not below zero.

Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. holders that receive taxable stock distributions, including distributions partially payable in our common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in our common stock generally is equal to the amount of cash that could have been received instead of the common stock. Depending on the circumstances of a U.S. holder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. holder would have to pay the tax using cash from other sources. If a U.S. holder sells the common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. holder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. holder that receives common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our stock for the year to the holders of each class of our stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:

•

include its pro rata share of our undistributed capital gain in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. holder of our common stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, as described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock. If a U.S. holder sells or disposes of shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain limitations.

Taxation of Tax-Exempt Holders of Our Common Stock

Dividend income from us and gain arising upon a sale of shares of our common stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Internal Revenue Code or if we hold an asset that gives rise to “excess inclusion income.” See “—Taxation of Our Company—Excess Inclusion Income.” Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of Our Common Stock

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by us of United States real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. In addition, any portion of the dividends paid to non-U.S. holders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. See “—Taxation of Our Company—Excess Inclusion Income.” Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular graduated rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1) a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or

(2) the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements, or qualified shareholders, are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Sale of Our Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI unless certain exceptions apply. A domestic corporation will constitute a USRPHC if 50% or more of the corporation’s assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor. We do not believe we are currently, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are a USRPHC, our common stock will not constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. Because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), no assurance can be given that we will be a “domestically controlled qualified investment entity.”

Even if we are or were to become a USRPHC, gain realized from the sale or other taxable disposition by a non-U.S. holder of such common stock would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:

(1)	our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(2)

such non-U.S. holder owned, actually and constructively, 10% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our stock. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless our common stock is “regularly traded” and the non-U.S. holder did not own more than 10% of our common stock at any time during the one-year period ending on the date of the distribution described in clause (1).

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our common stock or proceeds from the sale or other taxable disposition of such stock . Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Internal Revenue Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the shares of common stock by Benefit Plan Investors. A “Benefit Plan Investor” is (1) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (2) a plan, individual retirement account, “Keogh” plan or other arrangement subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, (3) an entity whose underlying assets are considered to include “plan assets” by reason of a plan’s investment in such entity (including but not limited to an insurance company general account) (each of (1), (2) and (3), a “Plan”), and (4) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the regulations promulgated under ERISA by the U.S. Department of Labor, or the DOL, as modified by Section 3(42) of ERISA, known as the DOL Plan Asset Regulations.

The following is merely a summary, however, and should not be construed as legal advice or as complete in all relevant respects. All investors are urged to consult their own legal advisors before investing assets of a Plan in Interests and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in our common stock with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the Code or ERISA (collectively, “Similar Laws”).

Prohibited Transaction Considerations

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 406 of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code.

Regardless of whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of our common stock by a Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in interests in our company.

Plan Asset Considerations

The DOL Plan Asset Regulations generally provide that when a Plan acquires an equity interest in an entity that is not (1) a “publicly-offered security”, (2) a security issued by an investment company registered under the Investment Company Act of 1940, as amended, or (3) an “operating company,” the Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that the equity participation in the entity by Benefit Plan Investors is not “significant”, or the Insignificant Participation Test.

For purposes of the Insignificant Participation Test, the DOL Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if, immediately after the most recent acquisition of an equity interest in the entity, the Benefit Plan Investors’ aggregate interest is less than 25% of the value of each class of equity interests in the entity, disregarding, for purposes of such determination, any interests held by any person that has discretionary authority or control with respect to our company’s assets or who provides investment advice for a fee with respect to our company’s assets or an affiliate of such a person (each, a “Controlling Person”) other than Benefit Plan Investors. Following this offering, it is possible that Benefit Plan Investors will hold and will continue to hold, less than 25% of the value of any class of equity interests of our company and any other class of equity of our company, disregarding, for purposes of such determination, any interests held by any Controlling Person other than Benefit Plan Investors and, as such, that our company may rely on the Insignificant Participation Test; however, our company cannot be certain or make any assurance that this will be the case.

For purposes of the DOL Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and the Exchange Act. The DOL Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our common stock will be “widely held” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “freely transferable” within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If assets of our company were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations the operation and administration of our company would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If our company becomes subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), our company could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by our company in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering investing in our company on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of Interests.

Representation

Because of the foregoing, our common stock should not be acquired or held by any Benefit Plan Investor or any other person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code and will not constitute a similar violation of any applicable Similar Law.

Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a Benefit Plan Investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a Benefit Plan Investor, such purchaser or subsequent transferee will be deemed to have represented and warranted that none of our company, PIMCO or the underwriters or any of their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold our common stock, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer our common stock.

The foregoing discussion is general in nature, is not intended to be all-inclusive. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering investing in the company on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the acquisition and/or holding of our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2019, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and PIMCO, as our manager, have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or PIMCO are unable to provide this indemnification, we and PIMCO have agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares from us at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. The underwriters will be paid the underwriting discounts on any additional shares purchased by them on the same terms as described above.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $              per share. After the initial public offering, the representative may change the public offering price and concession and discount to broker-dealers.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option of common stock.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions	$	$	$	$

The underwriters will not be entitled to receive any payment from us at closing. PIMCO, as our manager, will pay to the underwriters, on our behalf, $                 per share (or         % of the public offering price) for shares sold in the offering at closing, of which, $                 per share (or         % of the public offering price) will be paid at closing and, only if our gross proceeds from this offering and future offerings of our common stock equals or exceeds $                 billion, or the Deferral Condition, $                 per share (or         % of the public offering price) will be paid on a deferred basis. Without limiting the foregoing, with respect to certain specified investors, PIMCO will pay to the underwriters, on our behalf, $                 per share (or         % of the public offering price) for shares sold in the offering at closing, of which $                 per share (or         % of the public offering price) will be paid at closing and, only upon satisfaction of the Deferral Condition, $                 per share (or         % of the public offering price) will be paid on a deferred basis. If the Deferral Condition is not satisfied, the underwriters will forego all of the foregoing deferred payments.

We will reimburse PIMCO for its expenses relating to our organization and this offering (but excluding underwriting discounts and commissions paid by PIMCO in connection with this offering), which we estimate will be approximately $            . We estimate that the total expenses of this offering including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $             million.

PIMCO has agreed to reimburse the underwriters for up to $             of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc., or FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of                      days after the date of this prospectus, subject to certain exceptions.

Our directors and officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of      days after the date of this prospectus, subject to certain exceptions.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives and will not necessarily reflect the market price of our common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, lending and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

The underwriters have informed us that they expect sales to accounts over which they have discretionary authority and estimate such sales will constitute approximately    % of the shares of common stock being offered.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California and Venable LLP, Baltimore, Maryland. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. As to certain matters of Maryland law, Latham & Watkins LLP and Clifford Chance US LLP may rely on the opinion of Venable LLP.

EXPERTS

The balance sheet of PIMCO Mortgage Income Trust Inc., a development stage company, as of                     , 2018, included in this prospectus has been so included in reliance on the report of                     , an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

APPENDIX I

The information in this Appendix I shows summary information concerning the following prior programs sponsored by PIMCO: PIMCO Mortgage-Backed Securities Fund, or MBS Fund, PIMCO GNMA Fund, or GNMA Fund, PIMCO Mortgage Opportunities and Bond Fund, or Mortgage Opportunities Fund, PIMCO GIS Mortgage Opportunities Fund, or GIS Mortgage Opportunities Fund, PIMCO Strategic Income Fund, or Strategic Income Fund, and Private Fund C. The Prior Performance Tables set forth information for each of MBS Fund, GNMA Fund, Mortgage Opportunities Fund, GIS Mortgage Opportunities Fund and Strategic Income Fund as of the dates indicated regarding operating results (Table III) and, solely with respect to Private Fund C, regarding results of completed programs (Table IV).

None of these prior programs have a structure or method of operations that is identical to ours, and unlike us, none of these programs intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. However, each of MBS Fund, GNMA Fund, Mortgage Opportunities Fund, GIS Mortgage Opportunities Fund and Strategic Income Fund employs a mortgage-focused investment strategy that allocates a significant portion of its investments to Agency RMBS. As described elsewhere in this prospectus, we expect our initial portfolio will consist primarily of Agency RMBS (including TBAs) and, to a lesser extent, Excess MSRs and residential mortgage loans. We believe that the depth and liquidity of the Agency RMBS market, including the TBA market, will allow us to deploy a significant portion of the net proceeds of this offering in a relatively short period of time. In particular, we expect to purchase a significant amount of TBAs in the near term to accelerate the construction of our initial portfolio, generally taking physical delivery of the underlying Agency RMBS and settling our obligations for cash. However, we may also utilize TBA dollar roll transactions as a means of investing in and financing Agency RMBS. Our goal is to, over time, build a portfolio of our Target Assets that may include MSRs, Non-Agency RMBS, residential mortgage loans and other real estate-related assets.

In addition, no prior programs sponsored by PIMCO with investment objectives similar to ours has completed operations during the five years ended December 31, 2017. However, Private Fund C, one of the 22 prior programs sponsored by PIMCO that invested primarily in real estate assets or real estate-related assets, completed operations during the five years ended December 31, 2017.

Investors should not unduly rely on the return information presented below and should not assume that they will experience returns, if any, that are comparable to those experienced by investors in these prior programs. Furthermore, although each of these programs employs an investment strategy that allocates a significant portion of its investments to Agency RMBS, the relative contribution to returns from investments in Agency RMBS versus other assets that are among our Target Assets (as well as other assets that are not among our Target Assets) varied for certain of these prior programs in certain periods. For additional discussion on the prior performance of these funds, please see “Our Manager and the Management Agreement—Historical Performance of PIMCO.”

MBS Fund

MBS Fund is an open-end management investment company registered under the 1940 Act. For a further description of this fund, see “Our Manager and the Management Agreement—Historical Performance of PIMCO.”

Table III set forth below summarizes the operating results of the MBS Fund presented on a U.S. GAAP basis for the fiscal years ended March 31, 2018, 2017 and 2016.

Table III. Operating Results of Prior Programs(1)

	As of and for the fiscal years ended March 31
(Amounts in thousands)	2018	2017	2016
Investment income	$5,815	$5,904	$4,673
Expenses
Interest income	31	2	1
Management fee expense	1,004	1,143	1,173
Other expenses	210	280	311
Total expenses	1,245	1,425	1,485

Other income (loss)
Net realized gain (loss) on investments	21	775	2,687
Net unrealized gain (loss) on investments	(759)	(1,589)	(1,104)
Total other income (loss)	(738)	(814)	1,583

Net income (loss)	3,832	3,665	4,771

Total assets	484,951	549,647	710,032
Total leverage(2)	$5,815	—	—

(1)

U.S. GAAP exempts investment companies subject to the registration and regulatory requirements of the 1940 Act from the requirement to provide a statement of cash flows provided that certain criteria are met. The fund has met the conditions of exemption and as such has neither provided nor prepared statements of cash flows.

(2)

While this fund engaged in certain transactions giving rise to a future obligation to a third party from time to time, they were in each case covered by offsetting transactions or the earmarking of segregated liquid assets marked to market daily and therefore were not considered “senior securities” for purposes of Section 18 of the 1940 Act and therefore not considered borrowings by the fund.

GNMA Fund

GNMA Fund is an open-end management investment company registered under the 1940 Act. For a further description of this fund, see “Our Manager and the Management Agreement—Historical Performance of PIMCO.”

Table III set forth below summarizes the operating results of the GNMA Fund presented on a U.S. GAAP basis for the fiscal years ended March 31, 2018, 2017 and 2016.

Table III. Operating Results of Prior Programs(1)

	As of and for the fiscal years ended March 31
(Amounts in thousands)	2018	2017	2016
Investment income	$18,225	$18,657	$17,621
Expenses
Interest income	236	68	21
Management fee expense	3,949	4,652	4,883
Other expenses	1,207	1,632	1,847
Total expenses	5,392	6,352	6,751

Other income (loss)
Net realized gain (loss) on investments	(10,192)	(1,653)	8,555
Net unrealized gain (loss) on investments	(3,755)	(7,392)	(4,783)
Total other income (loss)	(13,974)	(9,045)	3,772

Net income (loss)	(1,114)	3,260	14,642

Total assets	1,614,264	2,000,874	2,634,613
Total leverage(2)	—	—	—

(1)

U.S. GAAP exempts investment companies subject to the registration and regulatory requirements of the 1940 Act from the requirement to provide a statement of cash flows provided that certain criteria are met. The fund has met the conditions of exemption and as such has neither provided nor prepared statements of cash flows.

(2)

While this fund engaged in certain transactions giving rise to a future obligation to a third party from time to time, they were in each case covered by offsetting transactions or the earmarking of segregated liquid assets marked to market daily and therefore were not considered “senior securities” for purposes of Section 18 of the 1940 Act and therefore not considered borrowings by the fund.

Mortgage Opportunities Fund

Mortgage Opportunities Fund is an open-end management investment company registered under the 1940 Act. For a further description of this fund, see “Our Manager and the Management Agreement—Historical Performance of PIMCO.”

Table III set forth below summarizes the operating results of the Mortgage Opportunities Fund presented on a U.S. GAAP basis for the fiscal years ended March 31, 2018, 2017 and 2016.

Table III. Operating Results of Prior Programs

	As of and for the fiscal years ended March 31
(Amounts in thousands)	2018	2017	2016
Investment income	$157,770	$110,622	$74,082
Expenses
Interest income	13,854	3,954	1,541
Management fee expense	20,783	14,257	10,742
Other expenses	771	594	388
Total expenses	35,408	18,805	12,671

Other income (loss)
Net realized gain (loss) on investments	(33,303)	(22,994)	10,607
Net unrealized gain (loss) on investments	36,439	51,271	(35,690)
Total other income (loss)	3,136	28,277	(25,083)

Net income (loss)	125,498	120,094	36,328

Cash generated from (used in)
Operating activities	(1,912,154)	(991,919)	(1,056,466)
Subscriptions	2,400,622	1,546,240	1,411,939
Financing	465,820	629,815	343,113
Total cash generated (used)	954,288	1,184,136	698,586
Less: cash distributions to stockholders	(935,286)	(1,165,714)	(682,458)
Redemptions	(17,782)	(21,477)	(13,205)
Distributions to stockholders	1,220	(3,055)	2,923

Cash generated (deficiency) after redemptions, distributions to stockholders, return of capital and special items	11,039,494
Total assets		6,428,767	4,335,832
Total leverage(1)	—	—	—

(1)

While this fund engaged in certain transactions giving rise to a future obligation to a third party from time to time, they were in each case covered by offsetting transactions or the earmarking of segregated liquid assets marked to market daily and therefore were not considered “senior securities” for purposes of Section 18 of the 1940 Act and therefore not considered borrowings by the fund.

GIS Mortgage Opportunities Fund

GIS Mortgage Opportunities Fund is an investment fund authorized by the Irish Central Bank under the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations. For a further description of this fund, see “Our Manager and the Management Agreement—Historical Performance of PIMCO.”

Table III set forth below summarizes the operating results of the GIS MO Fund presented on a U.S. GAAP basis from inception on January 25, 2017 through December 31, 2017.

Table III. Operating Results of Prior Programs(1)

	As of and for the years ended December 31
(Amounts in thousands)	2017 (Partial year)	2016	2015
Investment income	$17,420	$—	$—
Expenses
Interest income	753	—	—
Management fee expense	4,944	—	—
Other expenses	68	—	—
Total expenses	5,765	—	—

Other income (loss)
Net realized gain (loss) on investments	16,378	—	—
Net unrealized gain (loss) on investments	5,079	—	—
Total other income (loss)	21,457	—	—

Net income (loss)	33,112	—	—

Total assets	4,829,305	—	—
Total leverage(2)	—	—	—

(1)

The fund’s financial statements are prepared in accordance with accounting standards generally accepted in Ireland and the Irish statutes comprising the Companies Acts, 1963 to 2009, and the European Communities (UCITS) Regulations, 2003, as amended. These accounting standards are not materially different from the standards of U.S. GAAP with respect to the information in this table, except that the accounting standards generally accepted in Ireland do not require statements of cash flows or related disclosures. As such, cash flow information has not been provided.

(2)

While the fund engaged in certain transactions giving rise to a future obligation to a third party from time to time, the arrangements are such that the fund had the cover necessary to fulfill its actual or potential obligations under the outstanding position. As a UCITS, the fund is required to hold cover, which depending on the position, would either be achieved by holding the required asset or liquid assets which are sufficient to cover the exposure. Daily tests are applied to ensure the sufficiency of cover.

Strategic Income Fund

Strategic Income Fund is a closed-end management investment company registered under the 1940 Act. For a further description of this fund, see “Our Manager and the Management Agreement—Historical Performance of PIMCO.”

Table III set forth below summarizes the operating results of Strategic Income Fund presented on a U.S. GAAP basis for the fiscal years ended June 30, 2018, 2017 and 2016.

Table III. Operating Results of Prior Programs

	As of and for the fiscal years ended June 30
(Amounts in thousands)	2018	2017	2016(1)
Investment income	$38,866	$34,472	$36,309
Expenses
Interest income	2,843	1,808	1,035
Management fee expense	3,102	3,144	3,238
Other expenses	47	60	59
Total expenses	5,992	5,012	4,332

Other income (loss)
Net realized gain (loss) on investments	14,833	2,890	(14,799)
Net unrealized gain (loss) on investments	(29,935)	378	(4,489)
Total other income (loss)	(15,102)	3,268	(19,288)

Net income (loss)	17,772	32,728	12,689

Cash generated from (used in)
Operating activities	5,476	56,529	137,002
Subscriptions	—	—	—
Financing	29,625	(21,681)	(98,623)
Total cash generated (used)	35,101	34,848	38,379
Less: cash distributions to stockholders
Redemptions	—	—	—
Distributions to stockholders	(32,873)	(35,412)	(38,297)
Cash generated (deficiency) after redemptions, distributions to stockholders, return of capital and special items	2,228	(564)	82

Total assets	1,779,061	1,420,398	1,126,352
Total leverage(1)	29%	25%	25%

(1)

Strategic Income Fund reports a “total effective leverage” ratio as a percentage of total managed assets. “Total effective leverage” includes leverage obtained through preferred shares, tender option bond transactions, reverse repurchase agreements, credit default swaps and other borrowings. The fund may engage in other transactions not included in total effective leverage disclosed above that may give rise to a form of leverage, including certain derivative transactions. Total managed assets refer to total assets (including assets attributable to regulatory leverage that may be outstanding) minus accrued liabilities (other than liabilities representing regulatory leverage).

Private Fund C

Private Fund C was a private investment vehicle organized as a Delaware limited partnership. PIMCO managed Private Fund C since Private Fund C’s inception on November 20, 2008 through its conclusion on September 20, 2013. For a further description of this fund, see “Our Manager and the Management Agreement—Historical Performance of PIMCO.” Table IV set forth below summarizes the results of Private Fund C.

Table IV. Results of Completed Programs

(Amounts in thousands)
Date of termination/liquidation	11/20/2013
Duration of the fund	59 1⁄2 months
Total equity raised(1)	$609,795
Median annual leverage	173.4%

Total assets at liquidation	—
Total return to investors(2)	35.4%

(1)	Amount represents the U.S. dollar equivalent of the total amount of equity capital raised and called.
(2)

Total return represents the annualized internal rate of return calculated net of all fees (including management and administration fees), expenses (including any expenses associated with leverage) and carried interest. Such performance represents the annualized internal rate of return for the period indicated, based on capital contributions by investors and distributions to investors.

INDEX TO FINANCIAL STATEMENTS

To be added by amendment. As of the date of this filing, the entity has not commenced operations and has nominal assets and liabilities.

F-1

Through and including                     , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

             Shares

Common Stock

Prospectus

Credit Suisse

                    , 2019

Part II

Information Not Required In Prospectus

Item 31. Other expenses of issuance and distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee	*
Financial Industry Regulatory Authority, Inc. filing fee	*
NYSE listing fee	*
Legal fees and expenses (including Blue Sky fees)	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*
Total	*

*	To be furnished by amendment

Item 32. Sales to Special Parties.

Not applicable.

Item 33. Recent sales of unregistered securities.

Pacific Investment Management Company LLC purchased 1,000 shares of our common stock for a purchase price of $10.00 per share in a private placement on                     . Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof.

Item 34. Indemnification of directors and officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which it does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to or in which he or she is made a party or witness by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates us to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager or trustee of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We expect to enter into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of proceeds from stock being registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial statements and exhibits.

(a) Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b) Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement among PIMCO Mortgage Income Trust Inc. and the underwriters named therein

3.1*	Form of Articles of Amendment and Restatement of PIMCO Mortgage Income Trust Inc.

3.2*	Form of Amended and Restated Bylaws of PIMCO Mortgage Income Trust Inc.

4.1*	Specimen Common Stock Certificate of PIMCO Mortgage Income Trust Inc.

5.1*	Opinion of Venable LLP (including consent of such firm)

8.1*	Tax Opinion of Latham & Watkins LLP (including consent of such firm)

10.1*	Form of Management Agreement between PIMCO Mortgage Income Trust Inc. and Pacific Investment Management Company LLC

10.2*	Form of License Agreement

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Venable LLP (included in Exhibit 5.1)

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 8.1)

23.3*	Consent of , an independent registered public accounting firm.

24.1*	Powers of Attorney (included on signature page)

99.1*	Consent of to be named as a director nominee

*	To be filed by amendment.

Item 37. Undertakings.

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby further undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California, on                     , 2019.

PIMCO Mortgage Income Trust Inc.
By:
Name:
Title:

Power of Attorney

Each person whose signature appears below hereby constitutes and appoints                     ,                      and                      and each of them, such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date